As confidentially submitted to the U.S. Securities and Exchange Commission on August 22, 2025
This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WEALTHFRONT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	6199	20-8280144
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
261 Hamilton Avenue
Palo Alto, California 94301
(844) 995-8437
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
David Fortunato
Chief Executive Officer and President
Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, California 94301
(844) 995-8437
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael A. Brown Ran D. Ben-Tzur Ari Haber Chelsea Anderson Fenwick & West LLP 730 Arizona Avenue, 1st Floor Santa Monica, California 90401 (310) 434-5400	Lauren Lin Chief Legal Officer Wealthfront Corporation 261 Hamilton Avenue Palo Alto, California 94301 (844) 995-8437	Richard A. Kline Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for the three months ended April 30, 2025 and 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated         , 2025.
          Shares
Wealthfront Corporation
Common Stock

This is the initial public offering of shares of common stock of Wealthfront Corporation. We are offering        shares of our common stock and the selling stockholders identified in this prospectus are offering        shares of our common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock by any of the selling stockholders.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $      and $     . We intend to apply to list our common stock on the          under the symbol “WLTH.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 34 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Wealthfront Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$
______________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
To the extent that the underwriters sell more than          shares of common stock, the underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional          shares of common stock from us at the initial public offering price less underwriting discounts and commissions.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on          , 2025.

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated             , 2025.

Through and including        , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock. Our business, operating results, financial condition, and future growth prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.
i

You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Unless otherwise indicated, the terms “Wealthfront,” the “company,” “we,” “us,” and “our” refer to Wealthfront Corporation and our subsidiaries.
ii

SELECT DEFINED TERMS
The following are abbreviations, acronyms, and definitions of certain terms used in this prospectus:
“APY” stands for annual percentage yield. APY is the actual rate of return on an account over a year, taking into account the effect of compounding interest.
“Cash account fees” means fees earned from program banks in our cash sweep program with respect to clients’ cash account assets swept to each program bank.
“Client retention rate” is calculated as (x) 1 minus (y) the number of churned clients in the period divided by funded clients at the end of the immediately preceding period.
“Churned client” means a funded client that ended the period with a zero balance across all accounts for the 45 consecutive calendar days ending as of the measurement date.
“Digital natives” mean individuals born after 1980 (i.e., Millennials, Gen Z, and later generations).
“Global Financial Crisis” or “GFC” means the global financial crisis of 2007 to 2009.
“Gross margin” means the percentage of revenue remaining after covering direct costs of delivering our platform, products and services, as reflected in cost of revenue.
“ETF” stands for exchange-traded fund.
“FDIC” stands for Federal Deposit Insurance Corporation.
“Funded clients” means clients with balances greater than zero or have been greater than zero on at least one occasion during the 45 consecutive calendar days ending as of the measurement date. Funded clients include clients with a zero balance across all accounts as of the measurement date if they had greater than zero balances in at least one account within the 45 calendar days prior to the measurement date. Individuals who share funded joint accounts are each considered to be a separate funded client.
“Net-of-fee returns” means the investment return that a client earns net of any fees we charge and amounts due for taxes.
“Net deposits” means the value of all assets our clients have placed into products on our platform, net of withdrawals, over a defined period of time. We exclude changes in value attributable to financial market movements from this metric.
“Net income margin” means the percentage of total revenue remaining as net income after the deduction of all expenses, taxes, and interest.
“Net revenue retention” is calculated by dividing total revenue in the current period from all funded clients that existed at the beginning of the period, by total revenue from those same clients in the prior period, inclusive of any clients that have churned. Revenue from new clients acquired during the period is excluded from this calculation.
“Platform assets” means the total value of financial assets held by clients in their accounts as of a stated date on our platform.
“Program banks” means FDIC-insured banks to which we sweep our clients’ cash account assets, which are disclosed on our website and subject to change from time to time.
iii

PROSPECTUS SUMMARY
The following summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. This summary contains forward-looking statements that involve risks and uncertainties. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2024 and 2025 are referred to herein as fiscal 2024 and fiscal 2025, respectively.
WEALTHFRONT CORPORATION
Company Overview
We’re a different kind of FinTech. We are a technology company that built a financial solutions platform for “digital natives,” defined as those born after 1980 (i.e., Millennials, Gen Z, and later generations). Our platform is designed to address the needs of the wealth builders within these generations. We have differentiated, trusted relationships with our clients due to our unique and fundamentally aligned incentives. Simply put, we succeed because our clients succeed.
We were among the first digital-only financial solutions platforms,1 and we pioneered using automation to offer low-cost diversified portfolios. We built our platform using software to deliver our solutions quickly, conveniently, and at low cost. These principles align with the preferences of digital natives, who use digital platforms for the vast majority of their everyday services ranging from entertainment and commerce to food delivery and ride sharing. Our technology-driven financial solutions help clients turn savings into long-term wealth. Our broad suite of products, including cash management, investment advisory, borrowing and lending, and financial planning solutions, address the diverse financial needs of our clients regardless of the economic environment.
We believe the opportunity we are pursuing is unique and massive.2 Digital natives are entering the prime wealth accumulation phase of their lives and are expected to be the wealthiest generations ever. According to a study we commissioned from Oxford Economics, the wealth of digital natives is estimated to grow at an annual rate of 11.3% from $12 trillion in 2022 to $140 trillion in 2045. During the Global Financial Crisis (“GFC”), digital natives lost trust in traditional financial institutions which they blamed for high unemployment and an economic downturn. Meanwhile, they embraced and became increasingly empowered by technology through intuitive, mobile, and software-focused experiences. This backdrop created an opportunity for Wealthfront to disrupt traditional brick-and-mortar, in-person, and high-cost financial product experiences.
Our clients are primarily digital-native high earners who prioritize savings and wealth accumulation. Since inception, our assets have grown in-line with the wealth accumulation of these generations. As of January 31, 2025, we had over 1.2 million funded clients, and $80.2 billion in platform assets. Digital natives typically have large liquid savings with long time horizons ahead, and they are undeterred by corrections and bear markets. Clients typically come to Wealthfront seeking a specific solution and, as our trust-based relationship deepens, we gain insights into their evolving needs, in many cases through the data associated with third-party financial accounts they link to our financial planning software. Client engagement and feedback drive our product-led growth strategy and business flywheel. This continuous feedback loop constantly optimizes our platform for our clients’ evolving needs, fueling our historical
1 Based on multiple industry sources, we are commonly cited as being one of the first platforms to provide algorithmic investment services.
2 See the section titled “—Our Opportunity” for additional information regarding our market opportunity.

organic growth. Over the past two fiscal years, over 50% of new clients were referred by existing clients and our annual client retention rate was approximately 95% for each of fiscal 2024 and fiscal 2025.
We are led by a technically proficient management team, including our CEO, who served as our CTO for many years. We built our products on a proprietary technology infrastructure. We have a strong, somewhat contrarian preference for building over buying or partnering. This allows us to automate to an extent not seen in the industry. Automation not only allows us to launch and iterate products faster, lower costs to clients, and offer a better overall client experience, but also lowers our cost of support. Automation is a core principle underpinning everything we do—the way we design our products, organize our company, and foster employee culture.
Our business model is designed to optimize for our clients’ success. Our focus on delivering fully automated services results in being one of the lowest cost producers in each category in which we participate. We share the savings directly with our clients, significantly reducing their fees, improving their financial outcomes, and enhancing their trust in us. This trust leads clients to add more money to our platform as they save, adopt new products and refer their friends. Our cost structure and our organic growth are business model advantages, and have enabled us to achieve our historic profitability, which allows us to further invest in our platform. Reinvesting in our platform drives further automation and powers the continuous cycle of our flywheel.
We seek to make money with, not from, our clients along their wealth accumulation journey. The alignment of incentives helps retain clients and drives more predictability in our business, as our clients trust us with an increasing amount of their wealth and adopt more than one product.
Since inception, we have experienced significant growth. We rapidly scaled our number of clients and platform assets, all while sustaining high retention rates. Our platform assets increased from $57.6 billion as of January 31, 2024 to $80.2 billion as of January 31, 2025, representing 39% year-over-year growth. We generated total revenue of $216.7 million in fiscal 2024 and $308.9 million in fiscal 2025, representing year-over-year growth of 43%. We generated net income of $77.0 million in fiscal 2024 and $194.4 million in fiscal 2025, representing a net income margin of 36% and 63%, respectively. Our Adjusted EBITDA (as defined below) was $103.0 million in fiscal 2024 and $142.7 million in fiscal 2025, representing an Adjusted EBITDA margin of 48% and 46%, respectively. Net income for fiscal 2025 included a total tax benefit for the year of $55.2 million due to the one-time deferred tax benefit of $80.2 million, resulting primarily from the release of the full valuation allowance on our historical net deferred tax assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP.
Industry Background
Introduction
The financial services industry has predominantly focused on the needs, preferences, and behaviors of older generations which has helped propel them into becoming the wealthiest generations ever. However, we believe that the rapidly growing wealth of digital-native generations presents a challenge to the traditional financial platforms due to their notably different preferences and financial priorities than the preceding generations. Digital natives, who are poised to overtake Baby Boomers and Gen X to become the largest and wealthiest generations of all time, are not sufficiently served by legacy platforms.
Industry Conditions Before the Global Financial Crisis of 2007-2009
For decades, most incumbent financial providers have focused on older generations of clients in the wealth preservation phase of their lives. Their products were inaccessible for the population of younger consumers in the wealth accumulation phase of their lives due to high account minimums or inadequately addressed needs due to poor software user experiences. Additionally, incumbent platforms operate business models that prioritize personalized investment management services to clients who prefer relationships with a dedicated, often in-person financial advisor or team. Previous generations view human advisors as a necessity, both as a means to manage investment portfolios, and as relationship managers to dutifully steward them through varying market environments.
We believe this model of financial management is ill-suited to meet the needs of emerging generations who are currently in, or are entering, the wealth accumulation stages of their financial lives. Legacy personal relationship-based platforms were built to serve the needs of older generations, with a particular set of preferences and goals. As the demand for new financial solutions increased with the emergence of digital-native generations, institutions have failed to innovate. Incumbent financial institutions are simply not designed to support newer generations in their wealth accumulation journeys.
Paradigm Shift in the Financial Services Industry
We believe that the GFC caused a paradigm shift. Through the economic turmoil of that time, a new generation of investors witnessed the severe economic hardships that were created largely as a result of the incumbent financial system. The new generation that grew up in a post-GFC world witnessed the impact of a failing system on their family and friends, from loss of wealth to housing instability. The GFC became the catalyst that drove younger generations to demand new products, services, and companies, all built on the key principle that they felt was sorely lacking in the incumbent system: trust.
The rapid advance of innovation in internet-based technology platforms in the post-GFC world had dramatic implications across the global economy. From media to transportation, education to manufacturing, and hospitality to healthcare, software and digitization disrupted legacy industries profoundly and rapidly, solving many of the key pain points that historically restrained their growth, particularly among younger consumers. Like these other industries, financial services experienced its own technology-driven evolution. One critical innovation during this time was creation of automated investing solutions (colloquially known as “robo-advisory” services), through which software is deployed to manage investment portfolios of clients, without the need of a human advisor. Automated investing lowered barriers to entry for a new generation of consumers while also solving the key pain point in the legacy system—lack of trust—by removing the potential issues that arise from relying on human advice.
Distinct Preferences of Emerging Generations
Digital natives are less trusting of traditional financial providers than previous generations, driven by a concern over lack of transparency and a post-GFC unease that these institutions do not put their clients first. According to Capgemini Research Institute, an in-house think-tank for the global consulting firm, 81% of younger investors are likely to leave their parents’ financial advisors after inheriting their parents’ wealth, and younger generations are more likely to use digital advisory services compared to older generations. Technology has allowed new financial providers to create platforms that close the perception gap with younger investors, which has increasingly both captured market share from incumbent institutions and contributed to the growth of the market itself.
Digital natives prioritize seamless digital and mobile experiences over in-person interactions and expect personal financial management to be no different. Distinct from their parents, digital-native generations prefer to conduct their commercial activities exclusively through digital channels. According to Investopedia’s 2023 Robo-Advisor Consumer Survey, 86% of people who use a digital advisor are in their 20s to 40s, compared to 14% who are in their 50s to 70s, reflecting a notable shift in preferences between generations. Technological advancement has empowered a new generation of consumers to truly own their financial decisions without the need for personal interaction with an advisor.
Financial self-sufficiency by digital natives is fueled both by technology and by the internet-driven proliferation of financial knowledge. Equipped with this financial knowledge, younger generations expect to earn more from their assets relative to the fees they pay. The industry average advisory fee of 1% of assets under management per year is difficult to justify without a very significant increase in after-tax returns.

Incumbent Financial Institutions and the Innovator’s Dilemma
Incumbent financial institutions justifiably focus on serving their older, wealthy clients because they are the most profitable for those firms. However, the need to serve these clients with high-touch business models makes it very difficult for them to create low-cost self-service financial products for digital natives because that could cannibalize their existing successful businesses. This is classically known as an “innovator’s dilemma.” For example, banks are heavily reliant on fees (e.g., overdraft fees, ATM fees, advisory fees) to economically justify their branch networks. Just as Blockbuster’s reliance on late fees and physical stores made it resistant to the simpler, more convenient, and lower-cost streaming model, traditional banks’ reliance on unpopular fees and branches makes them vulnerable to branchless, low-fee digital challengers.
Digital Natives Wealth Opportunity
We define digital natives as the generations born after 1980. This definition encompasses a wide range of the consumer population—approximately 190 million people in the United States, according to 2023 data from the U.S. Census Bureau. Digital natives are in the prime wealth accumulation phase of their lives, and are projected to be the wealthiest generation in history. Their wealth is projected to grow from $12 trillion in 2022 to $140 trillion by 2045. Similar to earlier generations, a majority of the wealth will be held by less than half of these generations—those who are likely to be higher earning knowledge workers and who are net savers focused on wealth accumulation.
We expect digital natives will primarily accumulate wealth through earnings growth as they advance in their careers. While the median household net worth in 2022 was approximately $39,000 for those under the age of 35, median household net worth was approximately $135,600 for those between the ages of 35 and 44, according to the Federal Reserve. Further, the median household net worth of 55 to 64 year olds—the age Millennials will be in 2045—was approximately $365,000 in 2022, demonstrating the wealth potential of digital natives. Tech-enabled platforms are best positioned to take advantage of this unprecedented growth trajectory.
Our Opportunity
Digital Natives Are in the Wealth Accumulation Phase of Their Lives
By targeting digital-native generations, we have the opportunity to serve a large market that represented $16 trillion in 2024, or approximately 10% of the U.S. household wealth according to the Federal Reserve. According to the Federal Reserve, the share of household wealth held by the top 20% of earners in a generation has steadily increased from approximately 60% in 1989 to consistently over 70% since 2014. Our clients tend to be knowledge workers at the higher end of the earnings scale within their generation and therefore we estimate that the size of our serviceable market was over $11 trillion at the end of 2024.

Furthermore, according to Oxford Economics, digital native households’ net wealth is expected to grow by more than 11% annually over the next two decades, reaching $140 trillion in 2045. Wealthfront is purpose built to grow with digital natives during this period of unprecedented wealth accumulation.
Digital Natives Are Prioritizing Saving Earlier in Life and at a Higher Rate
Digital natives have demonstrated a stronger savings trend compared to previous generations. According to Oxford Economics, digital natives’ savings rate over the past decade exceeded the national average by 4.9 percentage points, compared to the 2.5 percentage point difference for Baby Boomers during the equivalent 10-year span of their lives. Their projections indicate that digital natives will further outpace the national average savings rate as they enter their highest earning years, peaking at a 14 percentage point difference around age 50.

This prioritization of savings has resulted in wealth generation for digital natives that has exceeded that of preceding generations. Millennials and Gen Z are accumulating wealth at a faster pace than Baby Boomers and Gen X, starting at around the age of 30.
This unprecedented focus on savings and long-term wealth accumulation has enabled digital-native generations to eclipse preceding generations in terms of inflation-adjusted household wealth at an average age of 34. We expect this gap to grow larger as tech-enabled financial solutions help digital natives better understand and achieve their financial goals.

Our Strategic Focus on These Generations Has Allowed Us to Grow with Our Clients
Our growth has closely tracked the financial maturation of digital natives, reflecting the resonance of our platform with their evolving needs. We have optimized our product, development, brand, and service model to exceed the expectations of these generations. Since inception, platform assets have grown in parallel with the overall net worth of digital-native generations, demonstrating our fundamental alignment with their financial progress.
Platform Expansion Will Continue to Grow Our Opportunity with Digital Natives
According to a 2024 U.S. consumer research study published by FIS, a financial technology company, 42% of Millennials report that they hold their funds in traditional bank checking accounts, rather than placing their hard-earned wealth into higher yielding products that can help build their wealth. Through our compelling suite of products and services—offered via our core client base’s preferred digital and mobile channels—Wealthfront has been able to successfully attract assets that were previously held at traditional banks. In fiscal 2025, clients transferred over $40 billion of assets via ACH to Wealthfront, a 34% increase from the prior year. The majority of these assets, funding both cash management and investment advisory products, were transferred from accounts at U.S. banks, highlighting the appeal of our platform over legacy alternatives.
We will deepen our engagement with digital natives by offering new products tailored to their current and future needs. As a product-led, technology-driven platform, our strategic goal is to continue to expand our product suite to offer compelling solutions to our clients at each stage of their financial and personal lives. Among the products we contemplate developing over time are mortgage products and additional credit and investment products.
Our Clients
We built Wealthfront to evolve with our clients.
Our clients are primarily digital-native wealth builders who started saving early in life and at a high rate. They are focused on long-term investing principles, even during periods of market volatility. We support our clients through every stage of life, from early career to major life milestones. Our products and offerings evolve with their needs, offering increasingly sophisticated financial solutions over time, such that our clients don’t feel the need to leave our platform. For each of fiscal 2024 and fiscal 2025, our annual client retention rate was approximately 95% and our annual net revenue retention was greater than 120% for each of the last eleven fiscal years.
Our Clients Are High Earning Net Savers and Wealth Builders
As of January 31, 2025, we had over 1.2 million funded clients who on average reported earning approximately $165,000 per year. This compares to the average earnings of U.S. employees of approximately $64,000 per year reported by the U.S. Bureau of Labor Statistics as of May 2025.
Our Clients Are in the Wealth Accumulation Phase of Their Lives
As of January 31, 2025, approximately 76% of our individual funded clients were born after 1980 and the average age of our funded clients was approximately 38 years old.
Gen Z has increasingly contributed to more of our client base over time.

Since 2022, the average age of clients with cash management accounts has declined with each annual cohort.
Our clients are approaching their peak earning years and have decades of upcoming financial decisions to make, such as buying homes, saving for their children’s college tuitions, or planning for retirement.
Our Clients Embrace New Technology and Digital Platforms
Our clients have different preferences than previous generations. They are predisposed to a “there’s an app for that” mindset, and expect to be able to access any service seamlessly through digital or mobile channels. They have these same expectations for consumer financial services, and look to solve their needs with technology as their first choice. Accordingly, we are well positioned to capture the growth of their wealth over the long term.
Our Clients Have Long-Term Investing Mindsets, Even During Periods of Market Volatility
During periods of challenging equity markets, our clients typically increase their contributions to our platform. Even in times of negative investment performance, we do not typically see net withdrawals from investing accounts. By adopting Wealthfront, our clients have opted into a passive investment strategy and, thus, adverse market performance does not result in client attrition.
Throughout our history, we have successfully navigated diverse periods of economic uncertainty. This includes four equity market corrections, two of which resulted in sustained bear markets:
•In 2015, doubts about the growth and health of the Chinese economy triggered fears of a potential global economic slowdown;
•In 2018, the market experienced a correction and subsequent bear market when rising interest rates and fears of escalating trade tensions between the United States and other countries led to concerns about economic growth, leading to a decline in the S&P 500 of approximately 20% from September to December 2018;
•In March 2020, the declaration of a global pandemic resulted in widespread economic shutdowns and an approximately 30% drop in the S&P 500; and

•In late February 2025, the announcement of tariffs and the potential for a trade war, higher-than-anticipated inflation data, and a sharp repricing of interest rate expectations led to an approximate 10% decline in the S&P 500.
We have also effectively managed multiple periods of interest rate volatility, including:
•In 2013, comments from the then-Federal Reserve Chairman, Ben Bernanke, regarding the potential tapering of asset purchases led to a sharp rise in interest rates, causing market volatility as investors reassessed the implications for future monetary policy;
•Between 2015 and 2018, the Federal Reserve’s gradual increases in interest rates, intended to normalize monetary policy in the wake of the financial crisis, created fluctuations in bond yields and equities as investors adjusted to higher borrowing costs;
•In March 2020, the Federal Reserve’s emergency rate cuts to combat the economic fallout from the pandemic resulted in substantial interest rate volatility; and
•Throughout 2021 and 2022, rising inflation expectations and supply chain disruptions in the wake of the COVID-19 pandemic, led to fears of tighter monetary policy. As the Federal Reserve signaled a shift to combat inflation, interest rate volatility increased as markets anticipated rate hikes.
•Beginning in March 2022, as inflation proved much less transitory than initially expected, the Federal Reserve initiated a series of aggressive interest rate hikes to combat surging inflation, reaching levels not seen since 2007. Despite these efforts, inflation remained remarkably stubborn, leading to an extended period of elevated interest rates as the Federal Reserve sought to rein in persistent price increases.
Despite shifting macroeconomic conditions, our cash management and investing assets have demonstrated mostly consistent, continuous growth and have provided a natural hedge, allowing the business to maintain resilience during extraordinary events. This resilience was particularly evident during the market downturn in March 2020 following the onset of the COVID-19 pandemic.
During this period, the Federal Reserve implemented emergency rate cuts, bringing the Federal Funds rate to 0%, a level last seen during the GFC. Concurrently, the declaration of a global pandemic led to widespread economic shutdowns and an approximately 30% decline in the S&P 500. Shortly thereafter, our cash management assets experienced a sharp but brief decline from $8.3 billion as of February 29, 2020 to $2.4 billion as of April 30, 2022. However, the subsequent zero interest rate policy, along with other fiscal and monetary actions, contributed to a market rebound. Starting in April 2020, our platform assets recovered swiftly as clients made elevated levels of net deposits into investment advisory accounts. This, combined with market appreciation, enabled our platform assets to recover to their previous high watermark in less than 13 months.
Beginning in March 2022, as inflation proved more persistent and less transitory than the Federal Reserve initially anticipated, the Federal Reserve initiated a series of aggressive interest rate hikes, reaching levels not seen since 2007. This action contributed to the S&P 500 entering a bear market, which caused a decline in our investment advisory assets. Conversely, our cash management assets experienced significant growth during this period from $2.4 billion as of April 30, 2022 to over $46 billion as of July 31, 2025 due to the extended period of elevated interest rates. This growth was further supported by feature enhancements to our cash management accounts, including the addition of program banks, which increased the overall level of pass-through FDIC insurance. These factors allowed cash management assets to remain resilient and grow during the elevated interest rate environment beginning in 2022 and through the financial instability following the failure of Silicon Valley Bank and the collapse of First Republic Bank in 2023.

The Business Has Grown In Any Environment
Market Correction
Bear Market
WF Cash Assets
WF Investing Assets
S&P500, Rebased to 100
Effective Fed Funds Rate, bps
S&P500:
600
500
400
300
200
100
PLATFORM ASSETS ($B)
$80
$70
$60
$50
$40
$30
$20
$10
COVID-19
Dec 2013
Dec 2014
Dec 2015
Dec 2016
Dec 2017
Dec 2018
Dec 2019
Dec 2020
Dec 2021
Dec 2022
Dec 2023
Dec 2024

Our Clients Establish Long-Term, Recurring Relationships with Wealthfront
We build long-term relationships with our clients. As of January 31, 2025, more than 19% of clients had recurring or direct deposits. As our clients’ net worth continues to accumulate, we continue to capture a larger portion of their income. For the fiscal quarter ended January 31, 2025, the average monthly recurring deposit amount per client with one or more deposits deemed recurring in that month was over $2,600. This compares to the fiscal quarter ended April 30, 2020, during which the average monthly recurring deposits per client with one or more deposits deemed recurring in that month was $923. The increasing recurring deposits demonstrate the trust clients place in Wealthfront’s platform. The longevity of our client relationships is due to the trust we establish with clients.
Our Clients Have Evolving Financial Needs
We continuously evolve our platform to meet the complex and evolving needs of our clients. Client attrition due to product limitations or a desire for more sophisticated offerings is minimal. As of January 31, 2025, we had over 160,000 clients with at least $100,000 of platform assets and over 8,000 clients with at least $1 million of platform assets. Our clients choose Wealthfront because our digital client experience offers what we believe to be attractive net-of-fee returns and yield on cash as well as fast and free money movement. In addition, our clients have the opportunity to benefit from our automated tax-loss harvesting to achieve tax savings. Drawn to our technology-first platform and trust-driven, transparent low fee structure, these individuals graduate to and actively choose Wealthfront as an aligned financial partner. They prefer direct interaction with financial technology through our digital interface over traditional human advisors, regardless of their personal wealth. For each of the last eleven fiscal years, our annual net revenue retention was greater than 120%, which implies that our largest clients not only continue to stay on Wealthfront but also consistently add to their accounts. In fact, our clients with over $100,000 of platform assets have a higher retention rate than those with less than $100,000 of platform assets.

Our Platform
Wealthfront was purpose built to create a financial solution platform for digital natives. Wealthfront offers a suite of financial products that span a broad risk spectrum, designed to be exclusively delivered through web and mobile channels. Since inception, we have been extremely focused on investing in our technology. Our focus on building our own technology infrastructure enables us to ship new products faster.
We aim to build products that deliver the best possible user experience that digital natives have come to expect when interacting with technology platforms. These products and the user experience they provide are made possible by our proprietary technology infrastructure, industry partners, network of program banks, and a culture of automation that permeates our entire organization. Together, these form the core of the Wealthfront platform.
Each step of building our platform has been deliberate. We have established a diverse and comprehensive suite of financial products and a framework designed to provide superior client service, underpinned by a commitment to automation. Our product development process is iterative. We constantly build, refine, and deploy new features and products to our client base. We choose to build products which together form a coherent ecosystem of financial products, rather than a supermarket of options. We’re not in a race to recreate all financial products offered by incumbents. Instead, we design solutions to problems experienced by our clients.
Diverse Financial Products
Our products help our clients build long-term wealth on their own terms. We have built a range of cash management, investment advisory, borrowing and lending, and financial planning products to serve the diverse financial needs of our clients. Our products span a broad risk spectrum that addresses the diverse financial needs of our clients throughout economic cycles—ranging from cash management to direct stock investing. Within our suite of investment advisory products, we offer capabilities that are suited for either “delegators” who want fully managed solutions and “do it yourselfers” who want more control over individual financial decisions.
•Cash Management
We sweep clients’ cash deposits across a large number of program banks, each of which is an FDIC-insured institution, which allows us to provide clients with an industry-leading APY3 and the security of pass-through FDIC insurance.4 By sweeping to multiple program banks, we enable our clients to access up to $8 million in FDIC insurance for individual accounts and $16 million for joint accounts. Through our banking partners, clients enjoy instant free money movement, and a full array of fee-free, no-strings-attached checking features—all wrapped up into one label-defying package we call a Cash Account.
•Investment Advisory
Our investment advisory products are primarily premised on the belief that it is extremely difficult to outperform the market. Therefore, we advocate a passive approach to long-term investing. We aim to excel at the three things clients can control to reliably improve their long-term, after-tax returns5: fees, taxes, and diversification. Clients benefit from our automated tax-loss harvesting strategies that are applied to our diversified portfolios of index-based ETFs, U.S. Direct Indexing, S&P 500 Direct, and Automated Bond Portfolios. Additionally, we offer clients the ability to invest in automated treasury bond ladders and discover and invest in individual stocks.
•Borrowing and Lending
We offer clients with a minimum account balance of $25,000 a simple, fast, and low cost way to borrow cash against up to 30% of the securities in their eligible accounts using a Portfolio Line of Credit (“PLOC”). For additional information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussions of Market Risk,” “Business—Our Products” and Note 2. — Due from Clients of our consolidated financial statements included elsewhere in this prospectus.
We also enable clients to earn cash income by lending securities they own through our Fully Paid Securities Lending (“FPSL”) program. Clients can opt in or out of the FPSL program at any time. If a participating client opts in and meets our lending requirements, the client authorizes Wealthfront Advisers to lend the client’s fully paid securities to Wealthfront Brokerage, which lends such securities to unaffiliated third-party financial institutions. These loans are collateralized with cash received from the unaffiliated third-party borrowers, and clients receive 50% of the net interest revenue generated from the loans. For additional information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussions of Market Risk” and “Business—Our Products.”
•Financial Planning
We provide individualized, software-based financial planning to help clients optimize their finances, giving them insight into their projected future net worth, and guidance on the cost of
3 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.
4 Subject to FDIC rules, pass-through FDIC insurance is provided up to $250,000 for all client assets held in the same capacity at each individual program bank. By placing no more than $250,000 at up to 32 program banks, we can provide clients access to up to $8 million of federal deposit insurance across those 32 banks (i.e., $250,000 times 32) for individual accounts and $16 million of federal deposit insurance for joint accounts (i.e., $500,000 times 32).
5 Based on extensive academic research, including that relating to Modern Portfolio Theory as described by Harry Markowitz in his 1952 paper Portfolio Selection.

homeownership, early retirement, prolonged time off from their careers, or saving for college. These personalized insights and advice are provided for free, without ever needing to talk to a financial planner.
The pace at which we launch new products has accelerated over time.
Client Experience: Trust and Transparency
Trust and transparency are at the core of our client experience. As of January 31, 2025, our average platform assets per client was approximately $66,000,6 which we believe demonstrates our clients’ trust in our platform. Trust and transparency also benefits our business model, as a delightful client experience drives word-of-mouth referrals.
The key features that drive trust and transparency are:
Superior Value and Lower Cost
We are uniquely able to offer these lower cost solutions at superior value because of the automation we’ve built into our platform and our willingness to share our savings with clients, who value low-cost financial products. We believe that, due in part to our unwavering focus on automation, we’re able to drive down the marginal cost of evaluating and trading, launch and iterate products faster, lower the cost of our support and offer a better overall client experience, including in the form of an industry-leading APY7 for our cash management products, lower advisory fees8 for our investment advisory products, and lower
6 Average platform assets per client is calculated by dividing platform assets by funded clients as of a stated date.
7 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.
8 Based on a standard industry investment advisory fee of 1% of assets held, compared to our investment advisory fee of 0.25% of assets held for nearly all investment advisory assets.

interest rates for our PLOC.9 Additionally, we offer clients a wide range of premium features with our products without an additional fee or subscription, including:
•An industry-leading APY through our program banks on as little as $1 in a Wealthfront Cash Account with $0 account fees.
•FDIC insurance up to $8 million for individual accounts and $16 million for joint accounts through our program banks and the aggregation of FDIC deposit insurance across the sweep program.
•Free instant withdrawals to eligible external accounts—even on weekends and holidays.
•Free domestic wires to title companies and accounts in the clients’ name.
•Over 19,000 free ATMs for funds held at our program banks and up to two free out-of-network ATM withdrawal reimbursements each month.
•Free automated tax-loss harvesting for many of our investment products that produces benefits that are often a multiple of our 0.25% investment advisory fee.
•Private excess SIPC insurance with an additional $500 million in aggregate and a maximum of $900,000 limit on cash in brokerage accounts per client.
•A low borrowing rate for margin loans with approval in seconds and money deposited in as little as one business day.
Intuitive and Easy to Use
All our products are designed to simplify otherwise complex financial experiences and decisions. While complex to navigate on one’s own when beginning one’s financial journey, we strive to make the process holistic and simple. Everything from account opening to notifications, transfers, and decision prompts are presented to our clients clearly and conveniently. Our clients don’t want to talk to advisors, and instead, we are able to offer them financial product solutions without the need for appointments or phone calls.
Fast and Frictionless Money Movement
We want to make it as easy and as quick as possible for our clients to move money to where it is most productive for them. We offer 24/7/365 free instant withdrawals to eligible external accounts through the RTP Network and FedNow—including weekends and holidays—subject to the reservation of rights to impose risk-based limits when warranted. We have found that making it easy for clients to instantly withdraw their money with no fee from Wealthfront leads them to increase their contributions and hold larger balances at Wealthfront. We do not control fees charged by a client’s receiving institution, and we disclose to clients that their transactions are subject to any fees or timing constraints that their own banks may impose.
Treating Clients as They Would Expect to be Treated
All of our investment products are designed to implement best practices in the industry, and we publish exactly how we implement each service in publicly available white papers. We do not charge hidden or unexpected transaction fees and we don’t pursue marketing strategies that offer a better deal to new clients than existing ones.
9 Based on competitor rates data as of July 18, 2025 from four large competing financial institutions offering comparable margin lending products. We evaluate these rates because we believe that these competitors offer similar products to us, their rates are generally representative of industry averages for such products, and such rates reflect their standard rates. We believe our rates are lower than our competitors’ rates as of the date of this filing.

High-Quality Product Support
Our goal is to build everything clients need into our products so they don’t ever have to call or email us. But if they do, our Product Specialists are delighted to help. They’re called Product Specialists because they serve a hybrid support and product function. Many people on our product support team have CFPs and CFA charters. As expected, they help clients quickly resolve problems, but perhaps even more importantly, they spend time determining what drives the support requests from clients so we can resolve the issues that led them to reach out to us. Our product support team reports directly to our product management organization, which helps us prioritize and make changes in the product experience based on client feedback, reducing the amount of human interaction ultimately needed in the long run. This unique approach to support allows us to serve over 50,000 clients per Product Specialist as of January 31, 2025.
Proprietary Technology
Omnibus Brokerage Platform
Our proprietary omnibus brokerage platform is the foundation for our investing and cash management solutions. It helps us to continually improve the client experience, launch new products, and reduce costs. Our unrelenting focus on automation allows for extraordinary operating leverage and scalability, and enables us to deliver a broad spectrum of investment products and brokerage services, such as tax-loss harvesting, direct indexing and portfolio line of credit.
Fully Integrated Brokerage and Cash Management
Our brokerage platform seamlessly integrates with our cash management and investing solutions, creating a cohesive and streamlined client experience. As a result, clients are able to take advantage of instant transfers and earn an industry-leading APY10 on all their cash assets.
Financial Data Aggregation
Data received from financial institutions or data aggregators must be cleaned and processed before it can be presented to our clients. The insights from our proprietary cleansing and processing data platform, combined with our fully integrated brokerage and cash management, together inform our automated holistic financial planning software experience.
Data and Analytics Platform
Our data and analytics platform gathers client activity both within the Wealthfront platform and from external sources. This data is then used to create a comprehensive profile of each client, which forms the foundation for our financial advice and product recommendations. Additionally, this process helps us to understand how clients interact with both our products and other external offerings, which in turn informs the direction of our product roadmap.
A Differentiated Strategy — Why We and Our Clients Win Together
Our business is uniquely and fundamentally aligned with our clients. Our clients’ success drives our success as we make money with our clients, not from them. Our client-first approach is woven into our product philosophy and our business model.
Our Business Model Drives Our Greatest Advantage
Our business model plays a critical role in the success of our business. We only offer financial services we can fully automate. As a result, we are often the low-cost producer of any service we offer.
10 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.

We then uniquely pass along the savings that result from being the low-cost producer with our clients in the form of lower fees on investment advisory products, higher yields on the money they hold in their cash account, lower interest rates on money they borrow from us and no fees on money movement. The sharing of savings which leads to superior value offered coupled with transparency and our focus on putting clients’ interests ahead of our own instills trust in our platform. Trust leads our clients to deposit their incremental savings with us, adopt additional products and refer friends. Only offering automated products, despite sharing our savings with clients, leads to exceptionally high gross margins. The benefit of trust leads to very low marketing costs. Taken together, automation and trust lead to profit margins which can be reinvested in the platform to enhance existing products and deliver new ones.

Automation and Infrastructure Improvement

Build fully automated services to enable a better client experience, faster product/feature velocity, 90%+ gross profit margin

Aligned Incentives with Client

Superior Profit Margins

40%+ adj. EBITDA margin

Share Savings with Clients

Lower advisory fees, higher cash management account interest rates, free money movement, lower borrowing rates

Word of Mouth Growth

Efficient marketing spend, higher quality referrals

Create Trust

95% client retention, Add-on deposits, cross product adoption, 120%+ net revenue retention

Our client-centric approach builds trust with clients which leads them to reward us with additional product and account expansion. Our ability to evolve with our clients and their unwavering preference for seamless digital and mobile experiences over in-person interactions allows us to retain our largest clients at an even higher rate, which is demonstrated by the fact that annual net revenue retention has consistently been greater than 120% for each of the last eleven fiscal years.
We work to continuously strengthen the trust we earn from our clients through the alignment of our product value and client outcomes. This trust is evidenced by the 39% year-over-year growth in platform assets and 42% year-over-year growth in clients on our platform from January 31, 2024 to January 31, 2025, and the fact that more than 19% of clients on our platform had recurring or direct deposits as of January 31, 2025. These statistics demonstrate the sustained impact of our growth strategy and the long-term mutually beneficial effects of our growth flywheel.
Furthermore, the trust established with our clients contributed to an annual client retention rate of approximately 95% for each of fiscal 2024 and fiscal 2025, which provides a stable and recurring revenue stream for us, reducing the need for constant customer replacement. Each one of our client vintages has demonstrated platform asset growth over the past decade.

Platform Assets
FY 2025
FY 2024
FY 2023
FY 2022
FY 2021
FY 2020
FY 2019
FY 2018
FY 2017
FY 2016
FY 2013-2015
$80B
$70B
$60B
$50B
$40B
$30B
$20B
$10B
Jan 2016
Jan 2017
Jan 2018
Jan 2019
Jan 2020
Jan 2021
Jan 2022
Jan 2023
Jan 2024
Jan 2025

Our Organic Client Acquisition Engine via Word-of-Mouth Referrals Drives Efficient Customer Adoption to Our Platform
Our business benefits from organic growth driven by a strong word-of-mouth referral pipeline. Over the past two fiscal years, over 50% of new clients were referred by existing clients. From October 2022 through January 2025, 43% of our clients sent at least one referral and 24% of our clients sent at least one successful referral with an average rate of 2.8 referrals per client. This high volume of successful referrals underscores existing clients’ satisfaction and trust in our platform. Clients who come to us organically tend to demonstrate stronger intent, greater long-term trust in Wealthfront, and thus, higher long-term retention.
Our approach to driving organic growth is intentional and has been core to our marketing strategy from the company’s inception. Our ability to drive organic growth is rooted in our deep understanding of our clients. We have a dedicated client research team focused on understanding our target clients’ needs and how they perceive Wealthfront’s ability to address their needs relative to the other offerings in the marketplace. Our product development process is rooted in putting our clients’ interests first. One of our product principles is that a product is not finished until it delights our target clients. Our organizational focus on understanding and delighting our target clients has allowed us to create products our clients love and, in turn, are excited to refer to friends and family.
Paid marketing is difficult in financial services, as individuals, especially digital natives, are not easily swayed by traditional and generic advertisements to move their hard-earned wealth. Accordingly, we believe our carefully constructed incentive based referral-driven growth model is a competitive advantage.

Product-Led Growth
Deepening Relationships with Existing Clients
Since inception, Wealthfront has primarily pursued a product-led growth strategy. We have been, and will remain, a pioneer and innovator of automated financial products.
Our products are purpose built to continually address the unique preferences and financial needs of wealth-building digital natives. The growing digital-native generations prefer a financial platform that is fast, convenient, technology-enabled and lower-cost compared to legacy alternatives. Unlike many incumbent platforms who are focused on older generations, Wealthfront does not face the innovator’s dilemma, allowing us to develop a platform that best caters to the needs of our core client base. Unlike many other FinTechs, trust and transparency are central to our approach, ensuring that our clients are always informed through near-instant communication, helping us to build and maintain long-term relationships with our clients.
We continue to improve and offer new products across the risk spectrum, empowering our clients to take control of their financial future as their risk appetites evolve. Over time, we expect to offer increasingly sophisticated financial solutions that address our clients’ increasingly complex goals. Data acquired from our clients linking their external financial accounts to our financial planning software helps provide unique insight into financial products they currently use and opportunities for new products that could enhance their financial outcomes.
Our commitment to understanding client goals has prompted us to expand our financial products beyond our core offerings in cash management, investment advisory, borrowing and lending, and financial planning solutions. We are currently developing technology-enabled mortgage solutions with competitive rates and new investment product offerings.
Client Acquisition
Led by our products and technology, we aim to attract new clients and increase our share of wallet among existing clients by attracting more of their assets to our platform as our client base continues to mature and accumulate wealth. As evidence of our successful client acquisition and retention strategy, our annual net revenue retention was greater than 120% for each of the last eleven fiscal years.
Our product-led strategy makes it possible for us to acquire and retain clients through a combination of organic and cost-disciplined marketing initiatives. Our innovative products, coupled with a high level of satisfaction and trust, have contributed to a differentiated word-of-mouth growth engine rather than relying on less efficient marketing spend.
Wealthfront’s focus on long-term wealth accumulation resonates with clients who value a long-term investment horizon rather than short-term gains. Our commitment to financial education sets us apart, as we aim to equip our clients with financial best practices rather than encourage transactions. This fundamentally different approach is designed to encourage our clients to remain patient and minimize their active engagement on our platform. Clients are prompted to give their wealth time in the market, not to time the market, even in light of market volatility.
In addition to organic growth, we leverage referral programs that incentivize existing clients to introduce new users to our platform, further driving expansion. Over the past two fiscal years, over 50% of new clients were referred by existing clients and from October 2022 through January 2025, 43% of our clients sent at least one referral. Our marketing expense was only 10% of our revenue in fiscal 2024 and 17% in fiscal 2025, placing us among the most cost-efficient consumer-focused financial platforms in the industry. We see significant potential for further client and asset growth as we expand our client acquisition efforts.

Our platform also actively encourages existing clients to explore and adopt additional Wealthfront products. As of January 31, 2025, clients holding 56% of platform assets had funded both a cash management and investment advisory account and 28% of our clients had funded both accounts, figures that we anticipate will continue to rise. We leverage data insights to tailor product recommendations to align with client needs, ensuring that our offerings remain relevant and appealing.
Our ecosystem of cash management and investment advisory accounts is built to work together seamlessly, offering convenience between accounts and the opportunity to grow savings with minimal effort.

Relationship between investment advisory and cash management

Investment to cash management adoption 2019-2024
Cash management to investment adoption 2019-2024
70%
60%
50%
40%
30%
20%
10%
0%
0
10
20
30
40
50
60
70
Tenure (months)
1
2
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
3
1

1. The inverse relationship between Investment advisory and cash management is a feature - as market / interest rate environments change, we expect cross-product adoption to change
2. As interest rate environments change, we see an inflection in the adoption of cash management accounts in older cohorts
3. We saw an influx of investment product adoption when interest rates fell during the pandemic

As of July 31, 2025, our clients funded an average of 1.3 accounts. Our strong cross-product adoption exemplifies the versatility of employing client acquisition strategies to quickly adapt to new macroeconomic environments. For example, in strong macroeconomic environments with low interest rates, our investment advisory products have historically become more popular. In weak macroeconomic environments with higher interest rates, our cash management products have historically become more popular.
M&A and Expansion
We view mergers and acquisitions as another way to expand our platform and to find innovative, inorganic growth solutions that we can acquire and scale.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks, among others, include the following:
•We have experienced historical growth that may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate our future prospects.
•We have a limited operating history with certain of our products and services, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with an investment in our common stock.
•While we have recently achieved profitability, we have a history of net losses and there can be no guarantee that we will maintain profitability in the future.
•The amount of our platform assets is subject to significant fluctuations. Fluctuations in the amount of our platform assets may be attributable in part to market conditions outside of our control that have had, and in the future could have, an adverse impact on our business, operating results, and financial condition.
•We may experience significant fluctuations in our operating results.

•We face intense competition, and we may be unable to compete effectively in our efforts to attract new clients and retain existing clients, which would adversely affect our business, operating results, and financial condition.
•We cannot accurately predict new client engagement, continued engagement by existing clients, or expansion of existing client engagement, and the impact that such engagement levels may have on our future revenue and operating results.
•If we fail to develop, enhance, or commercialize new, or expand our existing, platform, products, and services, or otherwise invest in engineering, research and development, marketing, and product support activities, in a timely or cost-effective manner, or if we are unsuccessful in these efforts, our ability to grow our business, operating results, and financial condition may be adversely impacted.
•If we fail to successfully develop, maintain, and enhance our brand, or if our reputation is harmed, our business, operating results, and financial condition could be adversely impacted.
•Any failure to securely store and manage our clients’ assets, or other software or equipment failures that may impair our ability to provide our services, could adversely affect our business, operating results, and financial condition.
•Our business is subject to extensive, complex, and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.
•Problems with the quality of, or disruptions in, our platform, products and services could adversely impact our brand and reputation and our business, operating results, and financial condition.
•Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.
If we are unable to adequately address these or the other risks we face, our business, operating results, financial condition, and growth prospects could be adversely affected.
Channels for Disclosure of Information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website (www.wealthfront.com), press releases, public conference calls, public webcasts, our X account (@Wealthfront), our Instagram page (@wealthfront), our Facebook page, and our LinkedIn page. The information contained on, or that can be accessed through, these channels is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.
The information disclosed in the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated in the State of Delaware in January 2007 as “MAJ I, Inc.” We changed our name to “Kaching Group Inc.” in January 2008 and then to “Wealthfront Inc.” in October 2010. In August

2018, we changed our name to “Wealthfront Corporation.” Wealthfront Corporation is the parent company of a number of operating subsidiaries, including (i) Wealthfront Brokerage LLC, a Delaware limited liability company, which is a licensed broker-dealer that primarily provides brokerage services and related products, (ii) Wealthfront Advisers LLC, a Delaware limited liability company, which is an SEC-registered investment adviser that primarily provides investment management and advisory services, and (iii) Wealthfront Strategies LLC, a Delaware limited liability company, which is an SEC-registered investment adviser.
Our principal executive offices are located at 261 Hamilton Avenue, Palo Alto, California 94301. Our telephone number is (844) 995-8437. Our website address is www.wealthfront.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase shares of our common stock.
Wealthfront, the Wealthfront logo, and other registered or common law trade names, trademarks, or service marks of Wealthfront appearing in this prospectus are the property of Wealthfront Corporation. This prospectus contains additional trade names, trademarks, logos, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, logos, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trade names, trademarks, logos, and service marks referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks, trade names, and service marks.
Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an emerging growth company (“EGC”), as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not EGCs. These provisions include:
•being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•reduced disclosure obligations regarding our executive compensation arrangements;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements not previously approved; and
•extended transition periods for complying with new or revised accounting standards.

We will remain an EGC until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” as defined in the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with at least $700 million of common equity held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may take advantage of these exemptions until such time that we are no longer an EGC. Accordingly, the information contained herein may be different than the information you receive from other public companies. Further, pursuant to Section 107 of the JOBS Act, as an EGC, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. See the section titled “Risk Factors—Risks Related to Our Financial and Accounting Matters—We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Underwriters’ option to purchase additional shares of common stock	The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $     , (or approximately $     if the underwriters’ option to purchase additional shares of common stock is exercised in full), based upon the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, obtain additional capital, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, capital expenditures, and satisfying our general capital needs (including capital requirements imposed by regulators and SROs (as defined in the section titled “Risk Factors”)). We also intend to use a substantial portion of the net proceeds from this offering to pay all of our anticipated tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). We may also use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.
We will not receive any proceeds from the sale of our common stock in this offering by the selling stockholders.

Risk factors
See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

Proposed trading symbol	“WLTH”

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions is currently limited by the terms of our Revolver (as defined in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our operating results, financial condition, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. See the section titled “Dividend Policy” for additional information.
The number of shares of our common stock that will be outstanding after this offering is based on          shares of our common stock outstanding as of January 31, 2025 (after giving effect to the Capital Stock Conversion (as defined below) and the RSU Net Settlement), and excludes:
•          shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2008 Equity Incentive Plan (the “2008 Plan”), with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2017 Equity Incentive Plan (as amended, the “2017 Plan”), with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding as of January 31, 2025 under our 2017 Plan for which the service-based vesting condition was not satisfied as of January 31, 2025 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through          , 2025, the expected date of this offering, will result in the net issuance of                    shares of our common stock in connection with this offering, after withholding an aggregate of           shares of common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed          % tax withholding rate));
•          shares of our common stock issuable upon the vesting and settlement of RSUs granted after January 31, 2025 under our 2017 Plan (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through          , 2025, the expected date of this offering, will result in the net issuance of           shares of our common stock in connection with this offering, after withholding an aggregate of          shares of common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $        per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed          % tax withholding rate));
•475,329 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2025 and not issued under our 2017 Plan (“Non-Plan RSUs”);
•1,953,463 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2025, with a weighted-average exercise price of $2.73 per share;
•the issuance of           shares of common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus) immediately prior to or upon consummation of this offering pursuant to the conversion of outstanding Simple Agreements for Future Equity (“SAFEs”); and
•         shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)         shares of our common stock reserved for future issuance under our 2017 Plan, as of January 31, 2025 (which number of shares is prior to the RSUs granted after January 31, 2025), (ii)      shares of our common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date of this prospectus, and (iii)         shares of our common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of common stock available for issuance under our 2017 Plan will be added to the shares of our common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2017 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.
Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•the automatic conversion of an aggregate of         shares of our redeemable convertible preferred stock into the same number of shares of common stock in connection with the closing of this offering pursuant to the terms of our restated certificate of incorporation (the “Capital Stock Conversion”);
•the net issuance of         shares of our common stock in connection with the vesting and settlement of RSUs outstanding as of January 31, 2025, for which (i) the service-based vesting condition was satisfied as of January 31, 2025 and (ii) the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part (“IPO Vesting RSUs”), after giving effect to the withholding of         shares of our common stock to satisfy the associated estimated tax withholding and remittance obligations (assuming an initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed          % tax withholding rate) (the “RSU Net Settlement”);
•the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;
•no exercise of outstanding stock options or warrants or vesting and settlement of outstanding RSUs (except as described above) subsequent to January 31, 2025; and
•no exercise by the underwriters of their option to purchase          additional shares of our common stock in this offering.
The assumed             % tax withholding rate used in this prospectus is an assumed blended withholding rate for the IPO Vesting RSUs that are subject to withholding in the RSU Net Settlement. The estimates in this prospectus relating to the RSU Net Settlement and related share withholding may differ from actual results due to, among other things, the actual initial public offering price and other terms of this offering determined at pricing, actual forfeitures through the date of this prospectus, and actual tax withholding rates.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial data as of the dates and for the periods indicated. We derived our summary consolidated statements of operations data for the fiscal years ended January 31, 2024 and 2025 (except for pro forma basic and diluted earnings per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted earnings per share attributable to common stockholders) and our summary consolidated balance sheet data as of January 31, 2025 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any other period in the future.
You should read the following summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended January 31,
	2024	2025

Consolidated Statements of Operations Data:	(in thousands, except share and per share data)
Revenue:
Cash management	$154,800	$230,946
Investment advisory	56,095	73,045
Other revenue	5,819	4,868
Total revenue	$216,714	$308,859
Costs and operating expenses:
Cost of revenue	22,898	30,964
Product development(1)	57,558	64,515
General and administrative(1)	23,766	29,092
Marketing(1)	21,150	52,196
Operations and support(1)	9,767	10,619
Total costs and operating expenses	135,139	187,386
Interest expense	2,000	2,810
Other expense (income), net	986	(20,566)
Income before income taxes	78,589	139,229
Provision for (benefit from) income taxes	1,623	(55,218)
Net income	$76,966	$194,447

Earnings per share(2):
Basic	$2.06	$4.99
Diluted	$0.54	$1.31
Weighted-average shares outstanding used in computing earnings per share(2):
Basic	37,297,221	38,990,556
Diluted	143,878,296	138,660,318

______________
(1)Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,
	2024	2025

	(in thousands)
Product development	$8,692	$7,325
General and administrative	2,647	2,041
Marketing	582	536
Operations and support	1,334	1,099
Stock-based compensation expense, net of amounts capitalized	13,255	11,001
Capitalized stock-based compensation expense	(1,409)	(1,637)
Total stock-based compensation expense	$11,846	$9,364
(2)See Notes 2 and 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income attributable to common stockholders and the weighted-average shares of common stock outstanding used in computing the per share amounts.

The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share attributable to common stockholders for the period presented:

Fiscal Year Ended
January 31, 2025
Pro forma basic earnings per share
Numerator:
Net income attributable to common stockholders	$
Pro forma adjustment to record stock-based compensation expense related to RSUs for which the time-based and performance-based vesting conditions was satisfied in connection with this offering
Pro forma net income attributable to common stockholders	$
Denominator:
Weighted-average number of common stock outstanding used in computing earnings per share, basic
Pro forma adjustment to reflect preferred stock conversion, all series, as if the conversion occurred on February 1, 2024
Pro forma adjustment to reflect the RSU Net Settlement in connection with this offering, as if the settlement occurred on February 1, 2024
Weighted-average number of common stock outstanding used in computing pro forma earnings per share, basic
Pro forma earnings per share attributable to common stockholders, basic(1)	$

Pro forma diluted earnings per share
Numerator:
Pro forma net income attributable to common stockholders, basic	$
Fair value adjustment for convertible note, net of tax effect
Pro forma net income attributable to common stockholders, dilutive	$
Denominator:
Weighted-average number of common stock outstanding used in computing pro forma earnings per share, basic
Conversion of convertible note
Dilutive effect of stock options
Weighted-average number of common stock outstanding used in computing pro forma earnings per share, diluted
Pro forma earnings per share attributable to common stockholders, diluted(1)	$
______________
(1)Basic and diluted pro forma net income per share attributable to common stockholders for the fiscal year ended January 31, 2025, gives effect to (i) the Capital Stock Conversion, as though it had occurred as of the beginning of the period, and (ii) the RSU Net Settlement, as though it had occurred as of the beginning of the period.

Consolidated Balance Sheet Data

	As of January 31, 2025
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2) (3)

Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$142,860	$	$
Cash segregated and on deposit for regulatory purposes	9,083
Working capital (4)	21,284
Deferred tax assets, net	60,194
Total assets	435,206
Total liabilities	192,670
Redeemable convertible preferred stock	227,198
Total stockholders’ equity (deficit)	15,338
______________
(1)The pro forma column above reflects (i) the Capital Stock Conversion and the RSU Net Settlement, as if each had occurred on January 31, 2025, (ii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $          million associated with the RSU Net Settlement.
(2)The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale and issuance by us of          shares of our common stock in this offering, based upon the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds from this offering to satisfy the estimated tax withholding and remittance obligations in connection with the RSU Net Settlement.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $          million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $          million, assuming the assumed initial public offering of $          per share, and after deducting estimated underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $          million. In addition, each 1.0% increase (decrease) in the assumed tax withholding rates would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $          million. Pro forma adjustments in the footnotes above and the related information in the balance sheet data are illustrative only and may differ from actual amounts based on, among other things, the actual initial public offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering.
(4)Working capital is defined as current assets less current liabilities.
Key Business Metrics and Non-GAAP Financial Measures
We review a number of operating and financial metrics, including the following key business metrics and financial measures not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) to evaluate and manage our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that these non-GAAP financial measures (noted in the “Non-GAAP Financial Measures” table below), when taken collectively, may be helpful to investors because they allow for greater transparency into what measures we use in operating our business and measuring our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our key business metrics and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.
Key Business Metrics

	Fiscal Year Ended January 31,
	2024	2025
Platform assets ($ millions)	$57,601	$80,175
Cash management	29,361	42,411
Investment advisory	28,240	37,764

Net deposits ($ millions)	$20,858	$17,714

Funded clients (thousands)	854	1,212
Non-GAAP Financial Measures

	Fiscal Year Ended January 31,
	2024	2025

	(in thousands, except percentages)
Adjusted EBITDA	$102,962	$142,688
Adjusted EBITDA Margin	48%	46%

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks occur, our business, operating results, financial condition, and future growth prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or a part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information.
Risks Related to Our Business and Industry
We have experienced historical growth that may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate our future prospects.
We have experienced historical growth and we expect to continue to invest broadly across our organization to support our growth. Our revenue was $216.7 million and $308.9 million for the fiscal years ended January 31, 2024 and 2025, respectively. Our number of employees has grown from 239 as of January 31, 2023 to 328 as of January 31, 2025. Although we have experienced growth in the past, we may not sustain our current growth rates, and we cannot assure you that our investments to support our growth will be successful. Even if our revenue continues to increase, we expect our revenue growth rate to decline in the future as our business matures and our platform achieves more widespread adoption. Accordingly, our historical growth makes it difficult to evaluate our business and future prospects and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Overall growth of our revenue will depend on a number of factors, including, but not limited to, our ability to:
•adapt to changing macroeconomic conditions, including through introducing new products and services;
•compete with other companies in our industry, including, but not limited to, those with more industry experience, greater name and brand recognition, and greater financial, technical, marketing, sales, and other resources, as well as with startup companies with innovative and novel products and services that compete with ours;
•retain and increase adoption of our platform, products, and services by existing clients, as well as attract new clients and grow our client base;
•develop new, and successfully optimize our existing, products and services;
•successfully expand our business domestically;
•successfully enter into partnerships to enhance our business, products, and services;
•successfully hire and retain personnel;
•increase awareness of our brand; and
•successfully identify and acquire or invest in businesses, partnerships, products, offerings, or technologies that we believe could complement or expand our platform and successfully integrate such businesses, products, offerings, or technologies into our business.

We may not successfully accomplish any of these objectives and, as a result, it is difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our markets, we may be unable to maintain consistent revenue or revenue growth, the value of our stock could be volatile, and it may be difficult to maintain profitability. We base our expense levels and the growth of our platform assets on estimates. We have made significant investment in the growth of our business and, if that investment is not sufficient, we may not be able to adjust our spending quickly enough if our revenue is less than expected. In addition, we have observed in the past changes in our clients’ investment behaviors on our platform that coincide with global events. Changes in the global macroeconomic environment, including changes in tariffs or trade restrictions, volatile interest rates and inflation, actual or perceived global banking and finance related issues, labor shortages, high unemployment rates, labor displacement, supply chain disruptions, changes in investment and spending environments, geopolitical instability, warfare and uncertainty, including the effects of geopolitical conflicts, and weak economic conditions, may result in market volatility and could impact our clients’ or potential clients’ willingness to invest, thus impacting our growth.
We cannot assure you that our investments to support our growth will be successful. Failure to manage our growth in an efficient and timely manner could result in difficulty or delays in attracting new clients, declines in the quality of our platform or client satisfaction with and demand for our platform, declines in our reputation and brand, increases in costs, difficulties in introducing new products and offerings or enhancing our platform, including difficulties identifying and managing added complexity to our organization, loss of clients, difficulties in attracting or retaining talent, or other operational difficulties, any of which could adversely impact our business, operating results, and financial condition.
In addition, as we have grown, our offerings have also increased, and we have increasingly managed more complex financial products. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Failure to effectively upgrade our technology or network infrastructure to support the expected increased demand by clients and traffic volume could result in unanticipated system disruptions, slow response times, and poor experiences for clients, and could materially affect our business, operating results, and financial condition and affect our reputation and brand. Our platform, products, and services, and the technology and code on which our platform is built, are continually being modified, changed, updated, and improved, which could intentionally or unintentionally affect the performance of our operations. To manage the expected growth of our operations, technology, and personnel and to support financial reporting requirements, we will need to continually improve our transaction processing and reporting, operational and financial systems, procedures, and controls. These improvements will be particularly challenging as we expand our platform, product, and service offerings. Further, as we grow, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we do not manage future growth effectively, our business, operating results, and financial condition would be adversely impacted.
We have a limited operating history with certain of our products and services, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with an investment in our common stock.
We have added, and intend to add in the future, products and features to our platform and have entered into partnerships that are designed to drive asset and revenue growth, and we intend to promote the usage of these offerings through marketing and promotion. For example, in May 2024, we launched our Automated Bond Ladder and in December 2024, we launched our new S&P 500 Direct portfolio. There can be no assurance that these new products and services will be effective, and any new products or services could fail to attract clients, generate revenue, perform well, or integrate effectively with our other offerings. We will incur costs, risks, and difficulties related to the introduction of new products and services, including challenges in financial planning associated with such new products and services and uncertainty with respect to client engagement. If the assumptions regarding the risks and uncertainties related to new products and services are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business, operating results, and financial condition could be adversely impacted, and we may not be able to maintain or increase our current rate of growth. In addition, developing our offerings, marketing new products and services, designing and implementing promotions to encourage product adoption, and forming new partnerships could have higher costs or otherwise require more resources than anticipated and could adversely impact our business, operating results, and financial condition or dilute our brand.
While we have recently achieved profitability, we have a history of net losses and there can be no guarantee that we will maintain profitability in the future.
Prior to the fiscal year ended January 31, 2024, we incurred losses each year since our incorporation in 2007. We achieved a net profit of $77.0 million and $194.4 million in the fiscal years ended January 31, 2024 and 2025, respectively, and had an accumulated deficit of approximately $99.9 million as of January 31, 2025. We expect our operating expenses to increase in the future, including our general and administrative expenses as a result of increased costs associated with operating as a public company and as we continue to invest for our future growth, including investing in our operating infrastructure, developing our platform, products, and services, investing in research and development, and expanding our marketing activity. As a result of these efforts, there is no guarantee that we will be able to maintain profitability in future periods at the same level or at all. Further, these anticipated increases in operating expenses will negatively affect our operating results if our total revenue does not increase.
The amount of our platform assets is subject to significant fluctuations. Fluctuations in the amount of our platform assets may be attributable in part to market conditions outside of our control that have had, and in the future could have, an adverse impact on our business, operating results, and financial condition.
We currently derive substantially all of our revenue from providing investment and cash management-related products and services to our clients. The level of our revenue depends largely on the level of our platform assets, and our investment advisory fee is based in part on a variable percentage of the value of our clients’ accounts. Any decrease in the value or amount of our platform assets or cash account assets because of market volatility or other factors, such as a decline in stock prices, change in the level of interest rates, or new competitive dynamics, would negatively impact our business, operating results, and financial condition.
We are subject to significant risk of asset volatility from changes in the domestic and global financial, equity, and debt markets. In recent years, the domestic and global financial, equity, and debt markets have experienced substantial volatility. In this regard, such markets may be adversely affected by financial, economic, political, diplomatic, or other instabilities that are particular to the country or region in which a market is located, including changes in tariffs or trade restrictions, acts of terrorism, economic crises, political protests, insurrection, or other business, social, or political crises. Furthermore, global economic conditions, exacerbated by changes in tariffs or trade restrictions; changes in currency exchange rates, interest rates, inflation rates or the yield curve; war; terrorism; natural disasters; financial crises; pandemics; changes in the equity and debt marketplaces; defaults by trading counterparties; bond defaults; revaluation and bond market liquidity risks; other geopolitical risks; the imposition of economic sanctions; and other factors that are difficult to predict. If global economic conditions deteriorate, market values may decline and clients may decide to move their assets, resulting in a decline in the value of our platform assets and harming our business, operating results, and financial condition. For example, changes in financial market prices, currency exchange rates, or interest rates have caused, and could in the future cause, the value of our platform assets to decline, resulting in lower investment advisory fee and/or cash account fees. Changing market conditions could also cause an impairment to the value of our intangible assets. Further, the portfolios we manage may be subject to liquidity risks or an unanticipated large number of withdrawals as a result of the events or conditions described above, causing the portfolios to sell securities they hold, possibly at a loss. In the event our platform assets decline significantly, our business, operating results, and financial condition could be adversely impacted.
The imposition of new tariffs, border taxes, or other barriers to trade may directly or indirectly impact our business, operating results, and financial condition and our stock price. For example, in 2025, the United States announced tariffs on imported goods from most countries. Such U.S. tariffs, and any new or additional retaliatory tariffs that may be imposed by other countries in response, may adversely affect our clients and, consequently, demand for our platform. Moreover, the announcement of these tariffs resulted in significant volatility in the stock market and temporarily resulted in a decrease in platform assets, but which fully recovered to pre-announcement levels within one month of the tariffs announcement. We are closely monitoring this evolving situation and there can be no assurance that we will be able to mitigate the impacts of any trade measures on our clients, which could adversely impact our business, operating results, and financial conditions and our stock price.
We may experience significant fluctuations in our operating results.
Our operating results and financial condition in any given quarter can be influenced by numerous factors, including the occurrence of any of the risks described elsewhere in this “Risk Factors” section, many of which we are unable to predict or are outside of our control. Factors contributing to quarterly fluctuations could include, among others:
•volatility or instability in global and/or domestic financial markets, as well as any resulting loss of market or client confidence and subsequent withdrawal of client funds;
•general economic conditions, both domestically and internationally;
•our ability to attract new clients and retain existing clients;
•our ability to expand platform assets;
•the investing cycles and practices of our clients;
•fluctuations in interest rates;
•the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the financial advisory services industry, including consolidation among our competitors;
•changes in our fee structure or those of our competitors;
•the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation;
•future changes in applicable laws, rules and regulations, including both securities and tax laws, rules and regulations, particularly those relating to investment advisers and broker-dealers;
•future accounting pronouncements or changes in our accounting policies or practices;
•the amount and timing of operating costs and capital expenditures related to the expansion of our business; and
•political, economic, and social instability, including due to changes in tariffs or trade restrictions, interest rate volatility, fluctuating rates of inflation, global economic slowdowns, actual or perceived global banking and finance related issues, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, supply chain disruptions, labor shortages, slowing population growth, and potential global recession, as well as terrorist activities and events such as global health pandemics.

In addition, we experience seasonal fluctuations in our financial results as cash account assets typically decrease during the first fiscal quarter as compared to other quarters due to the timing of the U.S. tax payment deadline and related federal and state tax refunds. Moreover, any of the above discussed fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for the reasons described above or other reasons, our stock price could fall substantially, and we could face costly lawsuits, including securities class action lawsuits.
We face intense competition, and we may be unable to compete effectively in our efforts to attract new clients and retain existing clients, which would adversely affect our business, operating results, and financial condition.
Although we believe our platform, product, and service offerings are unique, we compete against a variety of companies within our industry to attract and retain clients. Our principal competitors include other automated investment advisers or “robo-advisers,” traditional and online brokers, banks, financial service companies, and investment management companies.
The principal competitive factors in our markets include product and service features, financial performance, support, fee structure, design, ease of use, and the breadth and competitiveness of offerings. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:
•greater name and brand recognition;
•significant market share;
•longer operating histories and larger client bases;
•larger marketing budgets and organizations;
•more established marketing, banking, and compliance relationships;
•stronger client support services;
•greater resources to make acquisitions;
•lower labor, personnel, and operational costs;
•larger and more mature intellectual property portfolios; and
•substantially greater financial, technical, and other resources.
In addition, our industry is evolving rapidly and has become increasingly competitive, especially with the increase in market share captured by financial technology companies. In this environment, other companies could, and often do, launch new products and services that we do not offer and that could ultimately gain market acceptance more quickly than our platform, products, and services. When we introduce new products, we are often entering markets where established providers have greater experience, deeper industry knowledge, and more entrenched customer and other material relationships, which may put us at a disadvantage as we seek to gain market share. Aggressive pricing by competitors could force us to reduce margins in order to remain competitive and our competitors could offer products or services at a price below ours or with an interest rate higher than ours, all of which could adversely affect our business, operating results, and financial condition.

We cannot accurately predict new client engagement, continued engagement by existing clients, or expansion of existing client engagement, and the impact that such engagement levels may have on our future revenue and operating results.
In order for us to improve our operating results and continue to grow our business, it is important that we continually attract new clients and that existing clients continue to use our platform and increase the amount that they invest on our platform. The amounts our clients invest on our platform may decline or fluctuate, and their decision to invest on our platform at all may be impacted, as a result of various factors, which may not be entirely within our control, including their satisfaction with our platform, products, and services and with our client support, the performance of their investments, interest rates offered to clients, our fee structure, our reputation and brand, competing products or services, the effects of domestic or global economic conditions, changes in our clients’ investment strategies, and reductions in our clients’ investible assets or investment levels. We may not be able to accurately predict future engagement trends. These difficulties in predicting and planning for client engagement may cause our revenue to grow more slowly than expected and may adversely impact our business, operating results, and financial condition.
If we are unable to maintain or increase our client base, platform assets, and client engagement, our business, operating results, and financial condition may be adversely affected. Any decrease in client retention, growth, or engagement could render our products and services less attractive to clients, which may negatively impact our revenue and could have a further adverse impact on our business, operating results, and financial condition.
If we fail to develop, enhance, or commercialize new, or expand our existing, platform, products, and services, or otherwise invest in engineering, research and development, marketing, and product support activities, in a timely or cost-effective manner, or if we are unsuccessful in these efforts, our ability to grow our business, operating results, and financial condition may be adversely impacted.
The market for financial products and services is characterized by rapidly changing technologies, frequent new product and service introductions, and evolving industry standards. The rapid growth and intense competition in our industry exacerbate these market characteristics. We expect new services and technologies to continue to emerge and evolve, which may be superior to the products and services we currently provide, and we cannot predict the effects of new services and technologies on our business. Accordingly, our future success and our ability to attract new clients and retain existing clients will depend on our ability to adapt to rapidly changing technologies by continually improving the performance, features, and reliability of our platform, products, and services. We intend to invest over the long term in personnel and other resources related to our engineering, research and development, marketing, and platform support functions in connection with these improvements.
Developing and incorporating new products and services into our business may require substantial expenditures, may take considerable time, and ultimately may not be successful. Our new products or services could fail to attract clients, generate revenue, perform or integrate well with our platform or other products and services or with third-party applications and platforms, or effectively compete with similar products offered by our competitors. Our success will depend, in part, on our ability to build scalable infrastructure, hire and retain experienced personnel, establish reliable processes and controls, and integrate appropriate technology systems. As we scale these capabilities, we may face risks associated with system performance, personnel oversight, and process execution. If we fail to manage these functions effectively or in compliance with applicable laws and regulations, whether due to human error, technology malfunctions, negligence, misconduct or other reasons, we may be unable to effectively launch or continue any such new product or be unable to complete, or be delayed in completing, transactions in connection therewith. Such failures could result in lost revenue, reputational harm, regulatory penalties, or, to the extent we sell loans or other assets, obligations to repurchase previously sold assets.

We are likely to recognize costs associated with our investments in new products or services earlier than most of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, or may not develop at all. In addition, our ability to compete with other companies’ new products and services may be inhibited by regulatory requirements, general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain clients. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. If we are unable to develop and incorporate new offerings and adapt to technological changes and evolving industry practices in a timely or cost-effective manner, if we do not achieve the benefits anticipated from our planned developments and investments, or if the achievement of any expected benefits is delayed, our business, operating results, and financial condition may be adversely impacted.
If we fail to successfully develop, maintain, and enhance our brand, or if our reputation is harmed, our business, operating results, and financial condition could be adversely impacted.
Our business and success depends on earning and maintaining the trust and confidence of clients, regulators, and other market participants, and on the value and reputation of our brand. The importance of our brand and name recognition will increase as competition further intensifies. Maintaining, promoting, and positioning our brand will largely depend on our ability to provide a consistent, high-quality, and secure experience on our platform; our clients’ satisfaction with the products and services, investment returns, fee structure, user experience, service and support and software updates that we provide; the success of our marketing efforts; and our ability to successfully secure, maintain and defend our intellectual property. If our efforts to develop, maintain, and enhance our brand and name identity do not succeed, our business, operating results, and financial condition may be adversely impacted.
Our growth is heavily dependent on the willingness of our clients to provide good reviews and word-of-mouth recommendations. Criticism of or negative publicity about our company or our platform, products, and services could severely diminish consumer confidence in, and use of, our platform. If we do not respond effectively, clients and potential clients may lose confidence in our platform, products, and services, and our reputation may suffer. As a result of this criticism or any potential negative publicity, clients may reduce their investment on, or discontinue entirely their use of, our platform, clients may become less willing to provide positive reviews and recommendations of our products and services, we may have difficulty attracting new clients, and we may have to spend significantly more on marketing or advertising, each of which could adversely impact our business, operating results, and financial condition.
Further, our reputation is vulnerable to many threats that can be difficult or impossible to control, or costly or impossible to remediate. Regulatory inquiries, investigations or findings of wrongdoing, intentional or unintentional misrepresentation of our products and services in regulatory filings, product literature, advertising materials, public relations information, social media or other external communications, operational failures (including portfolio management errors or cyber breaches), actions by our third-party partners, employee dishonesty, or other misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or eventually satisfactorily addressed. Additionally, damage to our reputation, even if based on inaccurate information, may impact regulator confidence in our business and result in further regulatory inquiries or investigations by governmental authorities.
While we have policies, procedures, and controls that are designed to address and manage these risks, if any of our policies or procedures are inadequately designed or ineffective in practice, or our controls fail, our brand or reputation could be damaged. Any damage to our brand or reputation could impede our ability to attract and retain clients and key personnel, and lead to a reduction in the amount of our platform assets, any of which could have a material adverse effect on our business, operating results, and financial condition.

Any failure to securely store and manage our clients’ assets, or other software or equipment failures that may impair our ability to provide our services, could adversely affect our business, operating results, and financial condition.
We hold cash and securities at financial institutions in accounts designated as for the benefit of our clients and we maintain our own internal ledgering process with respect to such accounts. We have also entered into partnerships with third parties where we or our partners receive and hold client funds and securities. Our financial partners’ abilities to manage and accurately hold client cash and securities requires a high level of internal controls. We are limited in our ability to influence or manage the controls and processes of third-party partners or vendors and may be dependent on our partners’ and vendors’ operations, liquidity, and financial condition to manage the risk associated with managing or accurately holding client cash or securities. As we maintain, grow, and expand our product and services offerings we also must scale and strengthen our internal controls and processes, including maintenance and monitoring of client asset balances through our own internal ledgering process, and monitoring our third-party partners’ and vendors’ ability to similarly scale and strengthen. Failure to do so could adversely affect our business, operating results, and financial condition. This is important both to the actual controls and processes and the public perception of the same. Further, any material failure by us or our partners to maintain the necessary controls or to manage client assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead clients to discontinue or reduce their use of our platform, products, and services, and result in significant penalties and fines and additional restrictions, which could adversely affect our business, operating results, and financial condition.
Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems by internal or external threats. We believe we have developed and maintained administrative, technical, and physical measures designed to comply with applicable regulatory requirements and industry standards. However, it is nevertheless possible that hackers, employees, or service providers acting contrary to our policies or others could circumvent these measures to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, or misuse client assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions undertaken through our websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of client assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, and financial condition. For additional risks regarding our security measures and cybersecurity incidents, see “—Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.”
Further, each of Wealthfront Advisers LLC and Wealthfront Brokerage LLC delivers its investment advisory and brokerage services, respectively, exclusively through software or software-based tools. Although we rigorously design, develop, and test our software before deploying it for our advisory services and we periodically monitor the behaviors of our software after its deployment, it is possible that our software may not perform as intended, due to design error, implementation error, or otherwise. Furthermore, it is possible that clients, Wealthfront Advisers LLC, or Wealthfront Brokerage LLC may experience computer equipment failure, loss of internet access, viruses, or other events that may impair, limit, or prevent us or our clients from accessing or using our software-based advisory or brokerage services. We do not currently maintain an infrastructure to provide investment advisory services other than through our software enabled platform. As a result, the failure of Wealthfront Advisers LLC’s or Wealthfront Brokerage LLC’s software, computer equipment, internet access, viruses, or other events could have a material impact on our reputation, as well as our business, operating results, and financial condition. These risks may be heightened by the rapid growth and complexity of new software or software-based tools, evolving data sets and standards, and market volatility.
We are directly and indirectly exposed to fluctuations in interest rates, and changing interest rate environments have in the past, and could in the future, impact our business, operating results, and financial condition.
We have historically experienced, and expect to experience in the future, changes in our clients’ behavior and in our business due to changes in the interest rate environment. In the past, during periods of low interest rates, we have at times experienced declines in revenue from cash account fees received as clients move their assets out of their cash accounts. Additionally, if prevailing interest rates offered by our program banks decline more quickly than the interest rates we offer to our clients, our revenues from cash account fees will decline. Higher interest rates can result in clients moving cash out of investments. Moreover, high interest rates can lead to higher payment obligations for our clients with respect to mortgage, credit card, and other consumer and merchant loans, which could adversely impact our clients’ ability or willingness to invest through our platform. Changes to the level or mix of interest earning balances could also negatively impact our growth, as well as our business, operating results, and financial condition, if clients react to the interest rate environment by moving cash from our platform into non-Wealthfront accounts. In addition, a portion of our revenue comes from receivables from clients’ margin-borrowing activities, which are impacted by changes in prevailing interest rates. Reductions in interest rates, including the reductions implemented by the Federal Reserve since September 2024, have impacted our business and a return to a low interest rate environment could further impact our business, operating results, and financial condition.
Our growth depends in part on the success of our strategic relationships with our service providers and other third parties.
We have entered into strategic relationships with service providers and other third parties, including our clearing broker, program banks, deposit placement network, other banking partners, and various third-party vendors (such as wholesale lending partners, credit providers, appraisal companies, fraud prevention service providers, and document generation providers), in connection with the development, operation, and improvement of our platform, products, and services. Our future growth will depend on our ability to enter into and maintain successful strategic relationships with third parties, and these relationships may not result in additional clients, retention of existing clients, or increased investment levels from existing clients. Identifying suitable partners and vendors, as well as negotiating and documenting relationships with them requires significant time and resources. Our contracts for these relationships may be non-exclusive and may not prohibit the other party from working with our competitors or from offering competing products or services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, or if these third parties fail to perform as expected, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition may be adversely impacted.
We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, may result in stockholder dilution, or may be delayed or prohibited by applicable regulations.
Maintaining adequate liquidity is crucial to our securities brokerage operations, including key functions such as transaction settlement, custody requirements, and margin lending. We meet our liquidity needs primarily from working capital and cash generated from our platform, products, and services, as well as from external debt and equity financing. Increases in the number of clients, fluctuations in platform assets and related activity, as well as market conditions or changes in regulatory treatment of platform assets, may affect our ability to meet our liquidity needs.

A reduction in our liquidity position could reduce our clients’ confidence in us, which could result in the withdrawal of client assets and loss of clients, or could cause us to fail to satisfy broker-dealer or other regulatory capital guidelines, which may result in immediate suspension of securities activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines, penalties, or other sanctions, including suspension or expulsion by the SEC, the Financial Industry Regulatory Authority (“FINRA”), or other self-regulatory organizations (“SROs”) or state regulators, and could ultimately lead to the liquidation of our broker-dealer or other regulated entities. Factors which may adversely affect our liquidity positions include temporary liquidity demands due to changes in regulatory guidance or interpretations, other regulatory changes, a loss of market or client confidence resulting in fluctuations in cash held in client accounts, or a significant increase in our margin lending activities.
In addition to requiring liquidity for our regulated businesses, we may also require additional capital to continue to support the growth of our business and respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing technology, platform, products, and services, and acquire and invest in complementary businesses and technologies.
When available cash is not sufficient for our liquidity and growth needs, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us or at all, and our inability to obtain additional funding when needed could have an adverse effect on our business, operating results, and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new shares we issue in connection therewith could have rights, preferences, and privileges superior to those of our current stockholders. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue future business opportunities.
If we are unable to continue to successfully market our platform, it could negatively impact our ability to attract and onboard new clients and could adversely impact our business, operating results, and financial condition.
Many new clients find our platform by searching for financial advisory services through internet search engines or from word-of-mouth or other personal recommendations. A critical factor in attracting new clients to our platform is how prominently we are displayed in response to search queries. Accordingly, we use search engine marketing to provide a significant portion of our visitor acquisition. Search engine marketing includes both paid acquisition on a cost-per-click basis and acquisition on an unpaid basis, often referred to as organic or algorithmic search. One method we employ to acquire clients through organic search is commonly known as search engine optimization (“SEO”). SEO involves deploying methods to rank high for search queries for which our website’s content may be relevant. Our competitors may be able to spend more money and resources to achieve better SEO discovery or other marketing results. If our platform is listed less prominently than those of our competitors or fails to appear in search result listings for any reason, it is likely that we will attract fewer visitors to our platform, which could adversely affect our business, operating results, and financial condition.
We also rely in large part on word-of-mouth marketing, including the use of incentives such as promotional rates and fee reductions, to encourage our existing clients to provide client referrals. To the extent our existing clients are unable or unwilling to refer others to our platform, whether due to complaints, dissatisfaction, or other factors that may be outside of our control (including macroeconomic factors which may lead to loss of client assets invested through our platform), our business, operating results, and financial condition would be adversely impacted. In addition, we use a broad mix of marketing and other brand-building measures to attract clients to our platform. We use television and online advertising, billboards, as well as third-party social media platforms as marketing tools. As these marketing channels continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our platform, products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our ability to acquire new clients and our financial condition may suffer and the price of our common stock could decline. In addition, an increase in the use of television, online, and social media for marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.
Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our business, operating results, and financial condition.
As part of our business strategy, we have in the past and may in the future acquire or make investments in complementary companies, services, products, technologies, or talent. For example, we recently completed an acquisition of Wealthfront Home Lending, LLC (f/k/a Unified National Mortgage LLC, d/b/a Afford Lending). All of our acquisitions and investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in a potential acquisition. Further, current and future changes to the U.S. and foreign regulatory approval processes and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming, or contain burdensome conditions, which may prevent the completion of the transaction or jeopardize, delay, or reduce the anticipated benefits of the transaction, and impede the execution of our business strategy. If we complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our clients or investors.
In addition, if we are unsuccessful at integrating any recent or future acquisitions, or the technologies and personnel associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies.
We have had, and may in the future have, to pay cash, incur debt, or issue equity securities to pay for acquisitions. Any such future acquisitions could adversely affect our financial condition and the market price of our common stock. The sale of equity or issuance of convertible debt to finance any such acquisitions could result in dilution to our stockholders, which, depending on the size of the acquisition, may be significant and may cause the market price of our common stock to decline. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.
Additional risks we may face in connection with acquisitions and strategic investments include:
•diversion of management’s time and focus from operating our business;
•the inability to integrate product and service offerings of an acquired company;

•retention of key employees from the acquired company;
•changes in relationships with strategic partners or the loss of clients or partners as a result of acquisitions or strategic positioning resulting from the acquisition or strategic investment;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s finance, accounting, client relationship management, management information, human resources, and other administrative systems;
•unexpected security risks or higher than expected costs to improve the security posture of the acquired company;
•higher than expected costs to bring the acquired company’s information technology infrastructure up to our standards;
•additional legal, regulatory, or compliance requirements;
•the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;
•financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;
•liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;
•failing to achieve the expected benefits of the acquisition or investment; and
•litigation or other claims in connection with the acquired company, including claims from or against terminated employees, clients, current and former stockholders, or other third parties.
Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.
Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity may change over time and there is no guarantee that any particular number or percentage of addressable clients covered by our market opportunity estimates will use our platform, products, or services at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including the cost, performance, and perceived value associated with our platform, products, and services and those of our competitors. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.
We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key business metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our key business metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial.
We may change our key business metrics from time to time, which may be perceived negatively. Given the rapid evolution of the financial services market, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, we may in the future make changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business could be adversely affected.
Our ability to maintain client satisfaction depends in part on the quality of our client support. Failure to maintain high-quality client support could have an adverse effect on our business, operating results, and financial condition.
We believe that the successful use of our platform, products, and services requires high-quality support and engagement with our clients. Increased demand for client support, without corresponding increases in revenue or potentially personnel, could increase our costs and adversely affect our business, operating results, and financial condition.
Moreover, there can be no assurance that we will be able to hire sufficient qualified support personnel as and when needed. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our clients will be negatively impacted, and our clients’ satisfaction and their usage of our platform, products, or services could be adversely affected.
We could incur substantial losses from our corporate operating accounts if one or more of the financial institutions that we use fails or is taken over by the FDIC. Similarly, if one or more of our cash sweep program banks were to fail or be taken over by the FDIC, our business, operating results, and financial condition could be adversely affected.
We maintain corporate operating accounts at multiple financial institutions in amounts that are significantly in excess of the limits insured by the FDIC. In March 2023, certain U.S. banks failed and were taken over by the FDIC. If any of the financial institutions that hold significant deposits were to fail or be taken over by the FDIC, our ability to access such accounts could be temporarily or permanently limited and we could lose all amounts in excess of applicable deposit insurance limits, which could adversely affect our business, operating results, and financial condition. In particular, the failure of a financial institution where our corporate accounts are held has in the past required us to move funds to another bank and may in the future again require us to do so, which could cause a temporary delay in making payments to our vendors and employees, or under other contractual arrangements, and could cause other operational inconveniences. Additionally, any losses or delay in access to funds as a result of such events could have a material adverse effect on our ability to meet contractual obligations, earnings, financial condition, cash flows, and stock price.

In addition to our corporate operating accounts, cash account assets are swept to one or more program banks where funds earn a variable rate of interest and are eligible for FDIC insurance. FDIC insurance is not provided, and interest is not earned, until the funds arrive at the program banks. If one or more of our program banks were to fail or be taken over by the FDIC, our clients’ ability to access such accounts could be temporarily or permanently limited and they could lose all amounts in excess of applicable deposit insurance limits, which could adversely affect our business, operating results, and financial condition.
Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s duties to act as fiduciaries for our clients could conflict with the short-term interests of our business.
The paramount ethical, professional, and legal duty of our subsidiaries, Wealthfront Advisers LLC and Wealthfront Strategies LLC, is to act at all times as fiduciaries for our clients and their investments. We are subject to stringent regulatory oversight by federal and state authorities. Non-compliance with the fiduciary duties of Wealthfront Advisers LLC and Wealthfront Strategies LLC can lead to enforcement actions, fines, and other regulatory sanctions that could adversely affect our operations and reputation. In addition to being a legal requirement, we believe that fulfilling Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s fiduciary duties is essential to our success. It helps us increase our growth rate and engagement with clients, while serving the long-term interests of our company and our stockholders. Therefore, we may have forgone, and may in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the long-term interests of our clients, our company, and our stockholders, even if such decisions negatively impact our business, operating results, and financial condition. However, our decisions may not always result in the long-term benefits that we expect, in which case our business, operating results, and financial condition could be harmed. Additionally, failure to comply with these fiduciary duties can result in legal claims and significant financial liability.
Misconduct and errors by our employees and third-party service providers could harm our business and reputation and subject us to significant legal liability.
Employee, vendor, or service provider misconduct or errors could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business, operating results, and financial condition. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of client funds, insider trading and misappropriation of information, failing to supervise other employees, vendors, or service providers, improperly using confidential information, as well as other improper trading activity. Employee, vendor, or service provider errors, including mistakes in executing, recording, or processing transactions for clients, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide training to our employees to reduce the likelihood of misconduct and errors, these efforts may not be successful. Moreover, the risk of employee, vendor, or service provider errors or misconduct may be even greater for novel products and services and may be compounded by the fact that many of our employees, vendors, and service providers may not have previously worked for or with companies which maintain the same compliance customs and rules as financial services firms. This can lead to a high risk of confusion or a relative lack of familiarity among employees, vendors, and service providers, particularly in a growing company like ours, with respect to applicable compliance obligations, particularly including confidentiality, data access, trading, and conflicts of interest. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we may face serious damage to our reputation and could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor, and respond to potentially problematic activity. Further, if we were found to have not met such obligations, we could have indemnification obligations to service providers and limited remedies for any misconduct. Our employees, vendors, and service providers could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability.

Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.
As a financial services company, our business exposes us to a number of heightened risks. We have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, but our efforts might be insufficient. Our expanded operations, evolving business, and unpredictable periods of rapid growth make it difficult to predict all of the risks and challenges we might encounter and therefore increase the risk that our policies and procedures for identifying, monitoring, and managing risks might not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight, which could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrences, or other matters that are publicly available or otherwise accessible to us, which might not always be accurate, complete, up-to-date, or properly evaluated. Insurance and other traditional risk-shifting tools might be held by or available to us in order to manage some exposures, but they are subject to terms such as deductibles, coinsurance, limits, and policy exclusions, as well as risk of counterparty denial of coverage, default, or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, operating results, and financial condition.
We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas, and such regulations are subject to revision, supplementation, or evolving interpretations and application, and it can be difficult to predict how they might be applied to our business, particularly as we introduce new products and services and potentially expand into new jurisdictions, and how we may be required to update our policies and procedures in response. If we are unable to implement current and effective policies and procedures, we may be subject to regulatory actions, which may have an adverse effect on our business, operating results, and financial condition.
We are exposed to funding transaction losses due to reversals or insufficient funds.
Our products and services are primarily funded by electronic funds transfer from clients’ external bank accounts, which exposes us to risks associated with reversals and insufficient funds. Fraud, misuse, unintentional use, settlement delay, or other client activities could result in the need to unwind funds transfers due to reversals and/or insufficient funds, which could cause us to incur losses. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as cyber fraud and identity theft. If we are unable to collect and retain the amount of the chargeback, refund, or return from the client, or if the client refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss of such amount.
While we have policies and procedures designed to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit returns, including as a result of fraudulent transactions, could lead payment networks or our banking partners to require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us, which could adversely affect our business, operating results, and financial condition.
Our exposure to credit risk with clients, market makers, and other counterparties could result in losses.
We extend cash loans to certain clients and those loans are collateralized by client securities holdings. By lending cash to clients, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets (including rapid declines in the trading price of individual securities) in which the value of the collateral held by us could fall below the amount of a client’s indebtedness. We also lend and borrow securities in connection with our broker-dealer business. Sharp changes in market values of substantial amounts of securities in a short period of time and the failure by clients to honor their commitments could result in substantial losses. Such changes could also adversely impact our capital because our operations require a commitment of our capital and, despite safeguards implemented by our software, involve risks of losses due to the potential failure of our clients to perform their obligations under these transactions. We have policies and procedures designed to manage credit risk, but we face a risk that such policies and procedures might not be fully effective.
To the extent we expand our operations into international jurisdictions, we would be exposed to significant new risks, and our international expansion efforts might not succeed.
Currently, we exclusively offer our products and services, and generate all of our revenue, in the United States, but we may in the future seek to expand into international markets. International expansion would require significant resources and management attention and would subject us to additional regulatory, economic, operational, and political risks on top of those we already face in the United States. There are significant risks and costs inherent in establishing and doing business in international markets, including:
•difficulty establishing and managing international entities, offices, or operations and the increased operations, travel, infrastructure, and legal and compliance costs associated with operations, entities, or people in different countries or regions;
•the need to understand, interpret and comply with local laws, regulations, and customs in multiple jurisdictions, including laws and regulations governing broker-dealer, investment adviser, mortgage broker, or other regulated entity practices, some of which might require permissions, registrations, authorizations, licenses, or consents, or might be different from, or conflict with, those of other jurisdictions or foreign cybersecurity, data privacy, or labor and employment laws;
•the additional complexities of any merger or acquisition activity internationally, which would be new for us and could subject us to additional regulatory scrutiny or approvals;
•the need to adapt, localize, and position our platform, products, and services for specific countries;
•increased exposure to foreign fraud vectors;
•increased competition from local providers of similar products and services;
•challenges of obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad, including the challenge of extending or obtaining third-party intellectual property rights to use various technologies in new countries;
•the need to offer client support and other aspects of our offering (including websites, articles, blog posts, and client support documentation) in various languages or locations;
•compliance with anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) and equivalent anti-money laundering and sanctions rules and requirements in local markets, by us, our employees, and our business partners;
•the need to recruit and manage staff in new countries and regions to support international operations, and comply with employment law, tax, payroll, and benefits requirements in multiple countries;
•the need to enter into new business partnerships with third-party service providers in order to provide our platform, products, and services in the local market, or to meet regulatory obligations;

•varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;
•fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
•treatment of revenue from international sources, evolving domestic and international tax environments;
•other potential tax issues, including, but not limited to, with respect to our corporate operating structure and intercompany arrangements; and
•political or social change or unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international legal and regulatory environments and market practices, and we might not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we might incur significant expenses as a result of our international expansion, and we might not be successful, which could lead to substantial losses.
Further, although we do not currently offer any products or services outside the United States, a small number of our employees currently reside in, and work remotely from, Canada. We recently formed a Canadian subsidiary so that we may employ these individuals through a Canadian entity, and a number of the risks and costs set out above may apply in connection with the management and operation of our Canadian subsidiary. For example, we may experience difficulties understanding and complying with applicable Canadian laws, regulations, and customs, including with respect to labor and employment laws, payroll and benefits requirements, and tax laws, we may be exposed to increased tax obligations in connection with our intercompany arrangements, and we may bear increased legal, compliance, facilities, infrastructure, and administrative costs in connection with the operation of our Canadian subsidiary and management of our Canadian employees. If our efforts to efficiently manage our Canadian subsidiary are unsuccessful, or if we experience legal, regulatory, or tax-related difficulties in connection with our Canadian subsidiary or employees, our business, operating results, and financial condition could be adversely affected.
Risks Related to Our Cash Management Products and Services
Our cash management products and services subject us to risks related to our bank partnerships.
We offer a cash account in connection with our program banks and our partnership with two banking partners. One banking partner establishes direct banking relationships with our clients and provides services that include a Wealthfront-branded debit card, ATM network access, and mobile check deposit. The other banking partner provides limited ACH capabilities and does not have a direct banking relationship with our clients. We help with recordkeeping and reconciliation of balances between our clients’ brokerage accounts, our program banks, and our banking partners.
We are not a bank and do not provide banking products and services, and so we rely on our program banks to accept client assets and to provide certain banking products or services to them. Regulatory changes or changes in market conditions could affect the willingness of our program banks, or other banks we may choose to partner with in the future, to accept client assets. Program banks may refuse to accept our clients’ assets in the future and there is no guarantee that we will be able to replace program banks or add new program banks to support our growth, which would negatively affect our business, operating results, and financial condition. Similarly, a change in regulatory treatment of cash sweep programs, for example treating our cash sweep program balances as “brokered deposits,” or changes in the interpretations concerning the circumstances under which bank sweeps may obtain FDIC insurance protection, as well as changes in market conditions (such as very low or negative interest rates) could make program banks less willing to accept sweep balances (or limit the amount of sweep balances the program banks are willing to accept) and also could affect the deposit interest rates program banks are willing to pay on sweep balances and the fees that the program banks are willing to pay to our company. Furthermore, technical failures or security incidents may occur that could prevent program banks from accepting sweep balances (or limit the amount of sweep balances the program banks can accept). Any of these changes could reduce the attractiveness of the bank sweeps program to customers and could reduce the revenue earned by our company in connection with the bank sweep program.
Our agreements with our banking partners, any successor bank, program banks, and related service providers may be terminated or may not be renewed on terms favorable to us or at all. Our agreements with such parties generally do not prohibit them from working with our competitors, and they could decide to enter into an exclusive or more favorable relationship with one or more of our competitors. They could also offer solutions competing with ours. In addition, our banking partners, any successor bank, program banks, and related service providers may not perform as expected under our agreements. We could in the future have disagreements or disputes with such parties, which could negatively impact or threaten our relationship with such parties or other parties with whom we may seek to partner.
Our program banks, our banking partners, any successor bank, and other banks or parties with which we may engage are subject to oversight and supervision by regulatory bodies in various jurisdictions and must comply with applicable rules and regulations and examination requirements. Certain of such partners, including our banking partners, have in the past been, and may in the future be, subject to adverse regulatory orders. Any future adverse orders or regulatory enforcement actions, even if unrelated to us, could impose restrictions on, or prohibit or otherwise make it infeasible for our program banks, our banking partners, any successor bank, or other partners to continue to support our operations. Our relationship with program banks, our banking partners, any successor bank, and related service providers may also subject us to additional, indirect regulatory scrutiny, requirements, and supervision. For example, in order to facilitate our banking partners’ compliance with federal banking agency guidance regarding their management of third-party relationship risks, we commit to, and do, cooperate in the examination by federal banking agencies of the banking partners’ relationships with us.
If our existing arrangements with our banking partners, any successor bank, program banks, and related service providers were limited, suspended, or terminated, if any of such parties ceased operations, or if our relationship with any of them were to otherwise terminate for any reason (including, but not limited to, due to failure to comply with regulatory orders or other actions), we would need to implement substantially similar arrangements with new banks and service providers or limit our operations. If we need to enter into an alternative arrangement with a different bank to replace an existing arrangement, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. In addition, banks in the United States with which we may partner in the future either in addition to or in lieu of our existing arrangements, in particular program banks that commonly enter into similar relationships with other financial services companies, may be prohibited from partnering with us, or may terminate our relationship once established, as a result of increased regulatory scrutiny or changes to applicable laws and regulations. In the event that our existing relationships with our banking partners, program banks, or related service providers were terminated and we were not able to replace them with similar alternatives in a timely manner, on comparable or more favorable terms, or at all, our business, operating results, and financial condition could be adversely affected.
We participate in a deposit placement program operated by R&T Deposit Solutions (“R&T”) in order to enable our deposit sweeps to program banks. Our three largest program banks are all highly regulated global systemically important banks, as designated by the Financial Stability Board as of November 2024. As such, we believe our largest program banks are less likely to fail or suddenly determine to cease participating in the R&T program or materially limit or terminate the acceptance of deposits through us. If a large program bank did suddenly withdraw from the program or cease or materially limit the amount of deposits it will accept through us, we would need to reallocate those funds among the other program banks, and likely would need to engage new program banks in order to have sufficient deposit capacity to continue to offer the same level of pass-through deposit insurance. If we are unable to do so, we would need to lower the amount of pass-through deposit insurance we offer, which would likely adversely affect client participation in the sweep program and our income from that program. In addition, if a large program bank were to fail and we were unable to withdraw client funds in advance of that failure, there could be a disruption in client access to their insured deposits until the accounts from the failed institution are assigned to a successor selected by the FDIC or are paid out. Any such disruption, which would affect all broker-dealers participating in the R&T program with the failed institution, would likely adversely affect our reputation with our clients, potentially resulting in a loss of business and associated income.
In addition, we are subject to reputational risk in connection with our partnerships with our program banks and our banking partners in connection with our cash account product. If our program banks or our banking partners are subject to regulatory inquiries, investigations, or other actions, experience liquidity issues, or are otherwise subject to negative publicity, it may have an adverse impact on client confidence in our platform, products, and services, which may cause our clients to move their asserts from the Wealthfront platform to other platforms or otherwise may impact our business, operating results, and financial condition.
We are subject to FDIC pass-through insurance requirements in connection with our cash management products and services.
In connection with our cash management products and services, we are subject to certain FDIC insurance requirements. We believe our record keeping for our clients’ funds held at our banking partners and held for cash account clients in deposits at our other program banks, and other functions we perform related to FDIC insurance requirements, comply with all applicable requirements for each participating client’s assets to be eligible for FDIC pass-through insurance coverage, up to the applicable maximum deposit insurance amount. However, the FDIC does not make determinations in advance of a bank’s failure as to whether the conditions have been satisfied for pass-through deposit insurance coverage to apply. If the FDIC were to disagree, the FDIC might not recognize clients’ claims as covered by deposit insurance in the event of bank failure and bank receivership proceedings under the Federal Deposit Insurance Act. If the FDIC were to determine that our clients’ funds held at our program banks are not covered by deposit insurance, participating clients might not be able to access those deposits, and may lose some or all of those deposits, if a program bank failed, or might decide to withdraw their funds in advance of such a failure, each of which could adversely affect our brand, as well as our business, operating results, and financial condition.
Our cash account program and other cash management products and services could subject us to a number of federal and state regulatory requirements.
Our cash account program and the Wealthfront branded debit card could subject us to federal and state consumer protection laws and regulations, including the Electronic Fund Transfer Act and Regulation E as implemented by the Consumer Financial Protection Bureau (“CFPB”), and to payment card association operating rules, including data security rules and certification requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. As a result of our portfolio line of credit product, we are also subject to a number of state licensing and other regulatory requirements. Failure to comply with the laws and regulations applicable to us in connection with our cash account, debit card or portfolio line of credit product, including failure to maintain required licenses, could result in the assessment of significant actual damages or statutory damages or penalties (including treble damages in some instances) and plaintiffs’ attorneys’ fees. Similarly, as the regulatory environment at both the federal and state level continues to evolve, changing expectations as to the content of disclosures related to our cash account and portfolio line of credit products may expose us to claims regarding the adequacy of those disclosures. In addition, we could incur liability if there is breach or compromise of the security of our systems for these products or we fail to detect or prevent fraudulent activity in their use. See “—Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.”

Further, due to the fact that we are deemed a service-provider to our program banks, we are subject to audit standards for third-party vendors in accordance with bank regulatory guidance and examinations by federal bank regulatory authorities and the CFPB. In addition, we offer, in conjunction with our program banks, a referral reward program that allows eligible clients to receive promotional benefits, including a 0.50% annual percentage yield increase from program banks on their cash account, for referring new clients to our platform. Referral programs in the financial services industry, particularly those involving cash or yield incentives, are subject to oversight by regulatory authorities, including the SEC, FINRA, CFPB, and state banking regulators. Regulators may view such programs as potentially misleading or improperly structured if they disproportionately benefit certain clients or advertise benefits without appropriate risk disclosures. Any failure by us to comply with these regulatory requirements may result in regulatory inquiries, investigations, fines, or other proceedings or actions, which may have a negative effect on our business, operating results, and financial condition.
Client or third-party use of our cash management services for illegal activities or improper purposes could harm our business.
The highly automated nature of, and liquidity offered by, our cash management services make us and our clients a target for illegal or improper uses, including scams and fraud directed at our cash account, Wealthfront branded debit card, and portfolio line of credit clients, money laundering, terrorist financing, sanctions evasion, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted or trademarked goods (in particular, digital goods), bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that is legal in one jurisdiction might be illegal in another jurisdiction, and a client might be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. While we invest in measures intended to prevent and detect illegal activities with respect to our cash management services, these measures require continuous improvement and might not be effective in detecting and preventing illegal activity or improper uses.
Any illegal or improper uses of our cash management services by our clients might subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business. For example, government enforcement or regulatory authorities could seek to impose additional restrictions or liability on us arising from the use of our cash management services for illegal or improper activity, and our failure to detect or prevent such use. Illegitimate transactions can also prevent us from satisfying our contractual obligations to our third-party partners, which might cause us to be in breach of our obligations. In addition, if the federal government or any state government took the position that we are a money services business or a money transmitter business, they could require us to register as such with the Financial Crimes Enforcement Network and/or obtain money transmitter licenses, as applicable. Furthermore, should a federal or state regulator make a determination that we have operated as an unlicensed or unregistered money services business or money transmitter business, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage, or other negative consequences, all of which may have an adverse effect on our business, operating results, and financial condition.
Risks Related to Our Investment Advisory and Brokerage Services
Errors in Wealthfront Advisers LLC’s automated advisory services or misrepresentations, inaccuracies, or fraud may subject us to liability for any losses that result.
Wealthfront Advisers LLC relies on automated investment technology to provide investment advisory and financial planning services, including administration of our clients’ investment portfolios. As investment technology evolves, increasing complexity requires more expertise and efforts to manage and test. No automatic tools are guaranteed to function completely without error. While we believe that automated investment technology improves our services, automated systems are subject to a variety of risks including, but not limited to, technical system flaws, outages, system failures, or latency that could prevent timely trades or rebalancing, or employee tampering or manipulation of those systems, which may result in losses to our customers. The computer software that underlies our automated investing technology are constructed based on models and assumptions that may be inaccurate, may not reflect a client's risk profile and tolerance, including, but not limited to, as a result of incorrect, incomplete or outdated client inputs, and may be subject to errors or bugs that cause the software to operate differently than intended. Even if we institute additional controls, it is possible our automated systems may not behave in accordance with our protocols and processes due to human error or influence. Problems could arise if our investment advisory services do not work as intended, particularly if Wealthfront Advisers LLC fails to detect program errors over an extended period. We may also be found to be liable for such errors, which may include liability for breach of Wealthfront Advisers LLC’s fiduciary duty or applicable law. As a result, dependence on automated systems may further increase the risk of operational system flaws as compared to systems using more constant human managing and oversight. If our automated systems are found to be materially inaccurate, if investors believe these metrics are materially inaccurate, or if we uncover significant inaccuracies in these figures, our reputation could suffer greatly. This could negatively impact our business, operating results, and financial condition. Additionally, some of our systems depend on the accuracy and completeness of information provided by clients, borrowers, and other third parties. If this information is inaccurate, incomplete, or misrepresented, whether intentionally or unintentionally, our systems or models may produce incorrect results or fail to function as intended. Such program errors may not be detected despite our quality assurance practices. Further, as a registered investment adviser, we are subject to periodic examinations with the SEC, during which we are required to provide the SEC with, among other things, information regarding controls we implement in connection with our automated advisory services. In the event the SEC does not find our controls to be sufficient, we may be required to implement additional, and potentially costly, remedial measures to protect our clients’ investments, or may otherwise be required to make changes to our operations, which could adversely impact our business, operating results, and financial condition.
High-profile instances of fraud or error can also damage our brand, lead to increased regulatory scrutiny, and result in higher costs. There is a need to continually invest in training to develop and maintain in-house expertise to manage these systems effectively and to educate clients and participants in the capabilities, proper use, and competitive differentiation of these offerings, which can be costly and time consuming. Any of these or other errors may negatively impact our reputation, as well as our business, operating results, and financial condition.
We will be adversely affected if we, or any of our subsidiaries, or our investment advisory programs, are determined to have been subject to registration as an investment company under the 1940 Act.
Generally, a company is an “investment company” required to register under the Investment Company Act of 1940, as amended (the “1940 Act”) if, absent an applicable exception or exemption, it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not consider our investment adviser subsidiaries to be investment companies, nor do we hold them out to be. Our investment adviser subsidiaries hold themselves out as investment management firms and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We believe we are engaged primarily in the business of providing investment management services and not in the business of investing, reinvesting or trading in securities. We also believe our primary source of income is properly characterized as income earned in exchange for the provision of services. We believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities.

Wealthfront Advisers LLC provides automated digital investment advisory services that are designed to offer clients discretionary portfolio management through software-based platforms. These services typically involve allocating client assets among exchange-traded funds or other investments based on a client’s target portfolio allocation and rebalancing algorithms. Rule 3a-4 under the 1940 Act provides a nonexclusive safe harbor from the definition of an “investment company” for investment advisory programs like the ones we sponsor and sets out specific conditions that such programs must meet to avoid being deemed investment companies. While we believe our investment advisory programs are properly structured to rely on Rule 3a-4, there is a risk that the SEC, the staff of the SEC (the “SEC Staff”), or a court could conclude otherwise. If Rule 3a-4 were to be rescinded, or if the SEC or SEC Staff were to modify the rule or its interpretation of how the rule is applied, or if the SEC, the SEC Staff or a court were to determine that our investment advisory programs do not satisfy the conditions of the Rule 3a-4 safe harbor, Wealthfront Advisers LLC could be deemed to be operating one or more unregistered investment companies, which could subject Wealthfront Advisers LLC to significant regulatory consequences, including enforcement actions, injunctions or penalties. Additionally, we could be required to restructure our operations to avoid having to register our investment advisory programs under the 1940 Act, which could involve substantial expense and disruption to our business.
We intend to continue to conduct our operations so that neither we nor our investment advisory programs will be deemed investment companies required to register under the 1940 Act. However, if we or our investment advisory programs were to be deemed investment companies required to register under the 1940 Act, restrictions imposed by the 1940 Act, including capital structure limitations and restrictions on transactions with affiliates, could make it impractical for us to continue our business as currently conducted. Any changes to the structure of our business, our platform or the products and services we offer to clients due to restrictions imposed by the 1940 Act could have a material adverse effect on our financial performance and operations.
Potential sponsorship of 1940 Act-registered investment products in the future may introduce new regulatory, reputational and market risks, which could adversely affect our business or financial condition.
We have in the past sponsored and may in the future sponsor one or more investment products that would be registered as an investment company under the 1940 Act. It is expected that our subsidiary, Wealthfront Strategies, LLC, would serve as the investment adviser to any such investment product. If launched, any such 1940 Act-registered investment products would be subject to extensive regulation under the 1940 Act and the rules thereunder. Sponsoring registered investment products would expose us to additional legal, regulatory, and reputational risks that are distinct from those currently associated with our automated investment advisory business.
In addition, our role as investment adviser to 1940 Act-registered investment products would present perceived or actual conflicts of interest with our current investment advisory clients. If clients or regulators believe that our operation of a registered investment product raises conflicts of interest that are not appropriately mitigated in accordance with applicable law, our reputation and client trust may be adversely affected. We also may face competitive pressures from larger, more established sponsors of registered investment products, and there can be no assurance that our investment products would attract or retain sufficient assets to be economically viable.
Any of the foregoing risks, if realized, could materially and adversely affect our business or financial condition.
Providing investment education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations.
We provide clients with a variety of educational materials, investment tools, and financial news and information, such as our blog. Based on current law and regulations, we believe these services do not constitute investment advice or investment recommendations. If the law were to change or if a court or regulator were to interpret current law and regulations in a novel manner, we face a risk that these services could come to be considered to be investment advice. If services that we do not consider to be recommendations (such as educational materials, and our editorial offerings, including our blog) are construed as constituting investment advice or recommendations, we could be subject to examinations, inquiries, regulatory focus, or investigations by regulatory agencies.
To the extent our investment education tools, news, and information, or digital engagement practices are determined to constitute investment advice or recommendations and to the extent those recommendations fail to satisfy regulatory requirements, or we fail to know our clients, or improperly advise our clients, or if risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by such clients, or could be subject to regulatory fines, penalties, and other actions such as business limitations, any of which could harm our reputation and business.
If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.
The SEC and FINRA have stringent rules or proposed rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. For example, Wealthfront Brokerage LLC, our broker-dealer subsidiary, is subject to Rule 15c3-1 under the Exchange Act, the Uniform Net Capital Rule, which specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers, as well as Rule 15c3-3 under the Exchange Act, which requires broker-dealers to maintain a reserve account to ensure client securities are protected and accessible, even in cases of firm insolvency. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business. Our failure to maintain the required net capital levels or client reserve levels or to protect client assets could potentially result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation of our broker-dealer subsidiary and winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. In addition, in December 2024, the SEC adopted amendments to Rule 15c3-3 that require certain broker-dealers, including Wealthfront Brokerage LLC, to increase the frequency with which they perform required customer reserve account calculations and funding from weekly to daily, and compliance is required by June 2026.
Risks Related to Our Mortgage Services
Our mortgage business will depend on U.S. government-sponsored entities and government agencies, as well as our ability to comply with their guidelines and related investor requirements, and any changes in their roles or policies could materially and adversely affect our ability to market and sell mortgages.
We plan to originate loans that are eligible for sale to Fannie Mae and Freddie Mac (collectively, the “GSEs”), which will require us to satisfy standard GSE guidelines, in addition to any investor requirements. As a result, our ability to sell loans and access liquidity in the secondary market depends not only on the GSEs’ programs, guidelines, and capital markets activity, but also on the requirements of these intermediary investors.
Any disruption to the operations of the GSEs, whether due to regulatory reform, changes in conservatorship, or shifts in policy, could materially impact loan pricing, market access, and client demand. We may be sensitive to regulatory or structural changes that impact eligibility criteria, credit standards, servicing obligations, and fees. The Federal Housing Finance Agency, as conservator of the GSEs since 2008, continues to influence their market footprint and strategic direction. Although some GSE restrictions were suspended in 2021, future changes remain uncertain and may affect the GSEs’ willingness or ability to purchase loans with certain risk characteristics.

Additionally, failure to comply with GSE and agency guidelines, or with investor overlays, could subject us to penalties or loss of the ability to sell loans to certain investors. These guidelines and investor requirements may be updated unilaterally and without negotiation, requiring us to make operational adjustments. Increases in guarantee fees, changes to GSE capital rules, or a potential reduction or elimination of government involvement in the mortgage market could further increase our costs or reduce loan sale proceeds. Any such developments could significantly affect our mortgage origination and any servicing activities and harm our business, operating results, and financial condition, particularly if alternative market participants are unavailable on comparable terms.
Our reliance on a limited number of investor outlets could have a material adverse effect on our business.
Our business model will depend heavily on our ability to sell or securitize the mortgage loans we originate through a small number of loan purchasers or aggregators. We expect to rely on a few counterparties to purchase or securitize our loans. This concentration exposes us to significant counterparty risk, as our ability to sell loans, manage liquidity, and fund new originations will be directly tied to the continued interest, capacity, and financial health of these few loan purchasers.
If any of these loan purchasers reduces their loan acquisitions, changes their underwriting or pricing criteria, or experiences operational or financial difficulties, we may be unable to sell loans on acceptable terms or at all. This could force us to hold loans on our balance sheet longer than intended, which would increase our exposure to credit and interest rate risk and potentially strain our liquidity and funding capacity.
Reduced competition among loan purchasers may also result in less favorable pricing, wider bid-ask spreads, and more stringent terms, which could negatively impact our profitability. Any disruption in our relationships with these limited loan purchasers, or any changes in their willingness or ability to acquire our loans, could materially and adversely affect our business, operating results, and financial condition. If we cannot access a sufficient number of investor outlets, our ability to fund new originations, manage liquidity, and achieve targeted execution prices could be materially and adversely affected.
We will be exposed to credit risk arising from our mortgage products and any defaults by our mortgage clients would result in harm to our business, operating results, and financial condition.
We will be exposed to credit risk arising from our mortgage loan originations. Our mortgage origination processes will rely on models, policies, and procedures to assess borrower creditworthiness and predict the likelihood of default. These models and processes are inherently limited and may not accurately capture all relevant risk factors, particularly for certain borrower types such as self-employed individuals or non-owner-occupants. These also include the risk of early payment default and early payoff, both of which may result in penalties or the obligation to return a portion of the compensation received on the sale of the loan. Further, we will face the risk of repurchase requests from investors if there are defects, inaccuracies, or misrepresentations in the loan file, or if the loan fails to meet required standards.
If our mortgage origination processes fail to accurately predict defaults, we and our third-party underwriting service providers may experience higher-than-expected credit losses, be required to repurchase loans, or face increased regulatory scrutiny and compliance costs. Inaccurate underwriting by our third-party service providers could also harm our reputation and adversely affect our ability to grow our business, which may harm our business, operating results, and financial condition.

Risks Related to Regulatory and Legal Matters
Our business is subject to extensive, complex, and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.
We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or might in the future include, those relating to: all aspects of the securities industry; financial services; investment advisory and brokerage services; money transmission; the origination, marketing (including customer referral and incentive programs), servicing, and collection of consumer debt; foreign exchange; payments services and products (such as payment processing, settlement services, and credit cards); derivatives; trading in shares and fractional shares; fraud detection; consumer protection; anti-money laundering; escheatment; sanctions regimes and export controls; and data privacy, data protection, and data security.
The substantial costs and uncertainties related to complying with these laws and regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect clients and their assets. These regulations could limit our business activities through capital, client protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.
In addition, we are subject to evolving laws, regulations, policies, and international accords relating to matters beyond our platform, products and services, including, but not limited to, environmental sustainability, climate change, human capital, and employment matters. Compliance with such laws, regulations, and policies may require significant investment and expense. We have been, and in the future may be, subject to litigation if we fail to implement the necessary programs, frameworks, and principles for compliance, and our reputation, business, operating results, and financial condition may be adversely affected.
We operate in a highly regulated industry and, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms, and increasing penalties for violations of applicable laws and regulations. Changing laws and regulations may impose onerous compliance requirements, which may adversely affect our cost of doing business and increase our compliance risk. Despite our efforts to comply with applicable legal requirements, we might fail to establish and enforce procedures that comply with these applicable legal requirements and regulations. Moreover, the nature of some of our products, such as our PLOC and FPSL, may subject us to a higher level of regulatory scrutiny. As further discussed below, we might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. Our ability to offer certain products may also be impacted by actions taken by government regulators. There is a risk that regulators could request or require us to cease offering specific products or services. Such regulatory actions could lead to the suspension or termination of product offerings, which may result in increased compliance costs, financial losses, and negative publicity. We also might be adversely affected by other regulatory changes related to our obligations, or applicability, with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an “investment recommendation” for the purpose of the SEC’s “Regulation Best Interest” and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs, and damage our reputation.

New laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, and cause us to incur significant expense in order to ensure compliance. If federal and state financial services regulators once again begin enforcing existing laws, regulations, and rules aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks, the resulting uncertainties regarding our compliance obligations would make our business planning more difficult and could result in changes to our business model and potentially adversely impact our business, operating results, and financial condition.
Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect their operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators and SROs have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.
New laws, regulations, or policies, or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or to pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or client remediation). These changes have in the past and may in the future require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business, operating results, and financial condition. See “—Previous statements by lawmakers, regulators, and other public officials and proposed rules have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices” for additional risks relating to recent or proposed changes impacting the financial services business.
Broker-Dealer Regulations
As a broker-dealer, our wholly owned subsidiary Wealthfront Brokerage LLC is subject to extensive regulation by federal and state regulators and SROs, and is subject to laws and regulations covering all aspects of the securities industry. Federal and state regulators and SROs, including the SEC and FINRA, can, among other things, investigate, censure or fine Wealthfront Brokerage LLC, issue cease-and-desist orders, or otherwise restrict its operations, require changes to its business practices, platform, products, or services, limit its acquisition activities, or suspend or expel a broker-dealer or any of its officers or employees. Notably, the Exchange Act generally grants the SEC broad authority, including the power to bring civil or administrative proceedings to limit or restrict Wealthfront Brokerage LLC’s activities in the event of its failure to comply with federal securities laws. In addition, FINRA has adopted extensive regulatory requirements relating to registration of personnel, compliance and supervision, and compensation and disclosure, to which Wealthfront Brokerage LLC and its personnel are subject. Additionally, material expansions of the business in which Wealthfront Brokerage LLC engages are subject to approval by FINRA. This could delay, or even prevent, our ability to expand our securities and brokerage offerings in the future. The SEC, FINRA, and state securities commissions also have the authority to conduct periodic examinations of Wealthfront Brokerage LLC, and may also institute civil or administrative proceedings, in which they have the authority to seek civil money penalties, disgorgement and other sanctions on Wealthfront Brokerage LLC and its associated persons. Additional sanctions that may be imposed for failure to comply with applicable law include the prohibition of individuals from associating with a broker-dealer or other regulated entity, the suspension or revocation of registrations, disgorgement, civil money penalties, censures and other sanctions. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice may institute civil or criminal proceedings against Wealthfront Brokerage LLC for violating applicable laws, rules, or regulations. The failure by Wealthfront Brokerage LLC to comply with relevant regulations could therefore have a material adverse effect on our business, operating results, and financial condition.
Investment Adviser Regulations
Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is registered and subject to regulation as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), including the antifraud provisions of the Advisers Act and other federal securities laws, and the rules promulgated thereunder. The SEC is authorized to institute civil or administrative proceedings and impose sanctions for violations of the Advisers Act or other federal securities laws against an investment adviser or its supervised persons, ranging from the prohibition of individuals from associating with an investment adviser or other regulated entity, suspension or revocation of registrations, disgorgement, civil money penalties, censures and other sanctions. As investment advisers, Wealthfront Advisers LLC and Wealthfront Strategies LLC each have a fiduciary duty to their respective clients. The SEC has interpreted that fiduciary duty to impose standards, requirements, and limitations on, among other things: investment advice to clients, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; and execution of transactions. Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is also subject to additional requirements under the Advisers Act, including, among other things, requirements and restrictions relating to: maintenance of written, effective, and comprehensive compliance policies and procedures; maintenance of extensive books and records; disclosure of information to advisory business clients; restrictions on the types of fees it may charge; custody of client assets; client privacy; and marketing to clients. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients, and (iii) with adequate systems and procedures to ensure compliance. The failure of Wealthfront Advisers LLC or Wealthfront Strategies LLC to comply with relevant regulation could therefore have a material adverse effect on our business, operating results, and financial condition.
Mortgage-Related Regulations
Our loan origination and related activities will be governed by a broad and evolving set of federal, state, and local laws and regulations. These requirements will affect nearly every aspect of our operations, including how we originate loans, the fees we may charge, compensation practices, and the handling of consumer personal information. We will be required to comply with a wide range of consumer protection and financial services laws, such as the Truth in Lending Act, Real Estate Settlement Procedures Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Housing Act, Home Mortgage Disclosure Act, and Gramm-Leach-Bliley Act, among others. These laws are complex, frequently amended, and subject to varying interpretations by courts and regulators.
Our mortgage business will face heightened scrutiny from multiple government agencies, especially the CFPB, which oversees both federal and state non-depository lenders and has supervisory authority over non-depository mortgage originators and servicers. If we fail to comply with CFPB regulations and guidance, we could face enforcement actions, fines, penalties, and other regulatory measures. Routine examinations by the CFPB and other agencies will increase our administrative and compliance costs and may affect the availability and cost of mortgage credit. The CFPB’s enforcement powers, including contract rescission or reformation, restitution, disgorgement, and civil money penalties, will create substantial supervisory risk.
In addition to federal oversight, we will be subject to state and local regulation. State attorneys general, regulators, and consumer protection offices will have authority to investigate complaints and initiate proceedings related to our activities. Any reduction in federal oversight, such as changes to the CFPB’s authority, could prompt states to increase their own regulatory and enforcement efforts. We will also be subject to periodic reviews by the GSEs, the Federal Housing Finance Agency, Ginnie Mae, the Federal Trade Commission, and the Department of Housing and Urban Development.

The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and to the extent our geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the financial services industry that have greater resources. Any failure or perceived failure of compliance on our part to comply with the laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, operating results, and financial condition. Furthermore, it is possible that certain federal or state governmental agencies may seek to block or limit our platform or otherwise impose other restrictions that may affect the accessibility or usability of any or all our platform for an extended period of time or indefinitely.
Previous statements by lawmakers, regulators, and other public officials and proposed rules have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices.
Various lawmakers, regulators, and other public officials have previously made statements about the financial services industry, signaling an increased focus on new or additional laws or regulations that, if acted upon, could impact our business. Additionally, from time to time, we have received requests from regulators, including from the SEC, regarding our collection and uses of client data and related disclosures. While these requests have not resulted in any regulatory action or changes to our business, we may receive similar requests in the future that may result in further regulatory actions or changes to our business, which may have a negative impact on our business, operating results, and financial condition.
In September 2021, FINRA announced that it is reviewing firms’ use of social media marketing, including social media influencers, certain of whom we continue to utilize, and in February 2023, FINRA provided updated guidance about firms’ practices related to their acquisition of clients through social media channels, as well as firms’ sharing of clients’ usage information with affiliates and non-affiliated third parties. In light of this updated guidance, we narrowed the scope of our social media influencer and affiliate publisher programs. Any additional limits that FINRA might impose on our use of this marketing channel, or other regulatory changes limiting our ability to communicate with potential clients, could make it more difficult for us to attract new clients or retain and expand relationships with existing clients, resulting in slower growth.
To the extent that the SEC, FINRA, or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes might not be successful. Any of these outcomes could have an adverse effect on our business, operating results, and financial condition.
We are subject to anti-money laundering, anti-bribery, anti-corruption, and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-money laundering (“AML”) laws, anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, and possibly other AML, anti-bribery, and anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives, and agents, even if we do not authorize such activities. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets.

We have adopted policies and procedures and conduct training designed to prevent improper client or business relationships, transactions, payments, and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, and/or sanctions could harm our reputation, business, operating results, and financial condition.
We are subject to anti-money laundering laws, countering the financing of terrorism (“CFT”) laws, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to AML, CFT, and similar laws, such as the Bank Secrecy Act of 1970 (as amended from time to time, the “BSA”) and the USA PATRIOT Act, and possibly other AML and CFT laws in jurisdictions in which we conduct activities. We maintain an enterprise-wide program designed to ensure compliance with applicable AML and CFT laws and regulations, which includes policies, procedures, processes and other internal controls designed to identify, monitor, manage, and mitigate money laundering, terrorist financing and other illicit financial crimes risks. However, we cannot provide any assurance that our compliance program will be effective in ensuring compliance with all applicable AML and CFT laws and regulations. Any failure to comply with AML and CFT laws and regulations could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, or sanctions could harm our reputation, business, operating results, and financial condition.
We are subject to governmental economic sanctions requirements and export and import controls that could subject us to liability if we are not in compliance with applicable laws.
Our platform and associated products are subject to various restrictions under applicable economic and trade sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. These laws and regulations include restrictions or prohibitions on the sale or supply of certain products, technology, and services to prohibited countries, governments, persons, and entities and require authorization for the export of certain services.
These laws and regulations may undergo changes or updates in the future, which could limit our ability to distribute our platform or subject us to liability. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could substantially harm our reputation, business, operating results, and financial condition.
We have in the past been, and may in the future become, involved in litigation and regulatory inquiries, examinations, or proceedings that could negatively affect us.
From time to time, we have been, and in the future we may be, involved in various legal, administrative, and regulatory proceedings, claims, demands, and investigations relating to our and our subsidiaries’ business, which may include claims with respect to regulatory compliance, commercial liability, intellectual property, employment and other matters. Regulatory bodies that govern our business operations often conduct investigations in the ordinary course of their oversight of businesses such as ours. Such matters, or matters raised by other administrative bodies, can become time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Any such matters may result in fines and media coverage that could create negative publicity for our company, which may adversely impact our business, operating results, and financial condition. For example, in December 2018, our subsidiary Wealthfront Advisers LLC entered into a settlement with the SEC in connection with an investigation regarding compliance with certain applicable investment advisory regulations and the application of those regulations to robo-advisers. In connection with this settlement, this subsidiary was required to pay a substantial fine, and resulting media coverage of the investigation and settlement created negative publicity for our company. Because litigation and the outcome of regulatory proceedings and investigations are inherently unpredictable, it is possible that our business, operating results, or financial condition could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims, demands, or investigations.
Risks Related to Our People
We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel, including members of our board of directors, could harm our business.
Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization as well as members of our board of directors. The loss of key personnel, including David Fortunato, our Chief Executive Officer, as well as certain of our key product, finance, support, network development, people team, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.
We expect to continue to increase headcount and to hire more specialized personnel as we grow our business. We may need to invest significant amounts of cash and equity to attract new employees or retain employees, and we may never realize returns on these investments. We also will need to continue to hire, train, and manage additional qualified engineers, product development, design, financial experts, operations, compliance, and marketing staff, and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees, or if we are not successful in retaining our existing employees, our business, operating results, and financial condition may be harmed.
Further, competition for highly skilled personnel is intense, especially in the San Francisco Bay area where we have a substantial presence and need for highly skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. More generally, the financial services industry is also subject to substantial and continuous competition for software engineers, computer scientists, and other technical personnel. We may be required to provide more training to our personnel than we currently anticipate. Further, labor is subject to external factors that are beyond our control, including our industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted.
Additionally, many of our key personnel are, or will soon be, vested in a substantial number of shares of our common stock, RSUs, or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested RSUs or options have significantly appreciated in value relative to the original purchase prices of the shares, exercise price of the options, or grant date values of the RSUs, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of our common stock.
Moreover, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team, product development team, engineering team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have been in the past, and may be in the future, subject to allegations that employees we hire have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.
In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of our compensatory package declines or is subject to significant value fluctuations, it may adversely affect our ability to attract and retain highly skilled employees. We may also change the composition of our compensation package to employees, including the amount or ratio of cash and equity compensation. Any increases to the amount of cash compensation will increase our cash expenditures, which may impact our business, operating results, and financial condition. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees as well as directors, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. Our employment relationships with our U.S.-based employees are on an “at-will” basis, meaning our employees are able to terminate their employment with us at any time. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.
If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on client satisfaction that we believe contribute to our success, and our business, operating results, and financial condition may be adversely impacted.
We believe that our corporate culture has been vital to our success, including in attracting, developing and retaining personnel, as well as our clients. As we continue to grow and face industry challenges, it may become more challenging to maintain that culture. If we are unable to maintain our corporate culture, we could lose the innovation, passion and dedication of our team that has been integral to our business, in which case our platform, products, and services and our ability to focus on our corporate objectives may suffer, and our business, operating results, and financial condition could be adversely impacted.
Risks Related to Our Platform, Systems, and Technology
Problems with the quality of, or disruptions in, our platform, products and services could adversely impact our brand and reputation and our business, operating results, and financial condition.
Our reputation and ability to attract and retain clients and grow our business depend on our ability to operate our platform at high levels of reliability and performance. Our platform, products, and services rely on proprietary software. Our systems and the systems of third parties that we rely on for certain key functions have experienced from time to time, and may experience in the future, service interruptions or degradation, which may occur because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary client usage of our platform in the past has and may in the future cause our systems to operate at an unacceptably slow speed or even fail, temporarily or for a more prolonged period of time, which would affect our ability to process transactions and potentially result in some slower response times and delays in client actions, incomplete or inaccurate accounting, recording or processing of client instructions and orders, loss of client information, increased demand on limited client support resources, client claims, complaints with regulatory organizations, lawsuits, or enforcement actions. Although we currently have a business continuity and disaster recovery plan in place, it may not be sufficient nor do our systems provide absolute assurance of complete redundancy of data storage or processing. We cannot guarantee that our policies and procedures will be adequate to detect all issues that could interfere with, or weaken the efficiency and quality of, our platform, products, and services. Additionally, an inability to cure a defect could result in significant software re-engineering expenses.
Because our business is subject to regulation, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, and mandatory changes to our business practices which could require significant expense and resources to implement and maintain, and ultimately could cause us to lose existing licenses or relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Moreover, to the extent that any system failure or similar event results in damages to our clients or their business partners, these clients or partners could seek significant compensation or contractual penalties or damages from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.
In addition, we are continually improving and upgrading our information systems and technologies, including in connection with the introduction of new products and services and other efforts taken in connection with expanding our business. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful, and in certain instances the efforts by our engineering team to modify and extend our systems may inadvertently introduce bugs or other system errors. If we fail to timely and successfully implement new information systems and technologies, or effectively improve and upgrade our existing information systems and technologies or otherwise improve the efficiency of our systems, including in order to prevent or quickly address potential platform outages caused by such updates, or if such systems and technologies do not operate as intended, it could cause system interruptions and delays and could have an adverse impact on our internal controls (including internal controls over financial reporting), as well as our business, operating results, and financial condition.
We currently rely on a small number of third-party service providers to provide important services to us, and any interruptions or delays in services from these third parties could impair the delivery of our platform, products and services and adversely impact our business, operating results, and financial condition.
We use a combination of third-party services and other vendors located in the United States. Such third- parties provide services to key aspects of our operations, including brokerage clearing services (which we depend on in order to be able to settle customer trades and engage in lending), banking services, services necessary to facilitate compliance with various regulatory requirements (such as tax reporting), data processing, data storage, administrative platforms, online interfaces and services, internet connections, server hosting, and network access. We do not control the operation, physical security, or data security of any of the third-party providers we rely upon. Despite our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers, and although we may have indemnification and other contractual provisions designed to allocate risks with such providers, such efforts may be insufficient or inadequate to prevent such risks, and these services are subject to decisions of our third-party service providers, including the potential closure of facilities without adequate notice, and their facilities and systems may be subject to hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, pandemics, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. Additionally, any failure or security breaches by one or more of our third-party service providers that results in an interruption in service, unauthorized access, misuse, loss or destruction of data, or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased client satisfaction and increase client attrition, subject us to client complaints, significant fines, litigation, disputes, claims, regulatory investigations, or other inquiries, and harm our reputation. In addition, there is no assurance that our third-party service providers will be able to continue to provide their services to meet our current needs in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs in the future.

Our success depends in part upon continued distribution through app stores and effective operation with mobile operating systems, networks, technologies, products, hardware, and standards that we do not control.
A substantial amount of our clients’ activity on our platforms occurs on mobile devices. We are dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, new generations of mobile devices or new versions of operating systems, or changes in our relationships with mobile operating system providers, device manufacturers, or mobile carriers, or in their terms of service or policies that degrade the functionality of our app, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect client usage of the Wealthfront app. For example, from time to time we may experience delays in our ability to launch products or update features on our platforms as a result of prolonged app store review processes. Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our developers, creators and clients. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platforms and those changes might be unfavorable to us and our clients’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. Any limitation or discontinuation of our access to any third-party platform or application store could adversely affect our business, operating results, or financial condition.
Additionally, in order to deliver a high-quality mobile experience for our clients, it is important that our products and services work well with a range of mobile technologies, products, systems, networks, hardware and standards that we do not control. We need to continuously modify, enhance, and improve our platform, products, and services to keep pace with changes in internet-related hardware, mobile operating systems, and other software, communication, browser, and database technologies. We might not be successful in developing products that operate effectively with these technologies, products, systems, networks, or standards or in bringing them to market quickly or cost-effectively in response to market demands. If our clients choose not to update our app to the latest version, or if it is otherwise difficult for them to access or use our app on their mobile devices, or if they use mobile products that do not offer access to our app, our client growth and engagement could be adversely affected and our revenues might decline. In addition, if our clients use older versions of our app it may result in client complaints and regulatory inquiries that could lead to arbitration claims or regulatory sanctions.
We rely on third-party data hosting providers and colocation data centers to host and operate our platform, and any disruption of or interference with our use of these services and facilities may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business, operating results, and financial condition to suffer.
Our clients depend on the continuous availability of our platform, products, and services. We currently host our platform and serve our clients using a mix of third-party data hosting providers and our data centers, hosted in colocation facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. We have experienced, and expect that in the future we may experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints.

The following factors, many of which are beyond our control, can affect the delivery, availability, and the performance of our platform, products, and services:
•the development and maintenance of the infrastructure of the internet;
•the performance and availability of third-party providers of data hosting services with the necessary speed, data capacity, and security for providing reliable internet access and services;
•decisions by the owners and operators of the data centers where our cloud infrastructure is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties;
•physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees, or contractors), and other catastrophic events;
•cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet;
•failure by us to maintain and update our cloud and physical infrastructure to meet our data capacity requirements;
•errors, defects, or performance problems in our software, including third-party software incorporated in our software;
•the failure of our redundancy systems, in the event of a service disruption at one of our data centers, to provide failover to other data centers in our data center network; and
•the failure of our or our service providers’ disaster recovery and business continuity arrangements.
The adverse effects of any service interruptions on our reputation, business, operating results, and financial condition may be disproportionately heightened due to the nature of our business. Interruptions or failures in the delivery of our products and services could result in a cyberattack or other security threat to us or to one of our clients during such periods of interruption or failure. Additionally, interruptions or failures in our service could cause clients to end their use of our platform, products, and services, and harm our ability to attract new clients. We have experienced, and may in the future experience, service interruptions and other performance problems due to a variety of factors. The occurrence of any of these factors, or if we are unable to rapidly and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively affect our relationship with our clients, or otherwise harm our business, operating results, and financial condition.
We are incorporating, and may in the future further incorporate, AI Technologies into some of our internal processes. These technologies may present business, compliance, and reputational risks.
Currently, we primarily use artificial intelligence (“AI”) tools from third-party vendors in certain of our internal processes to help increase employee efficiency and productivity and to optimize software coding, and we may decide to expand our use of AI in the future. Our financial planning product leverages an internally-developed AI model for classifying transactions in linked accounts, which are non-Wealthfront accounts that a client can choose to link to their Wealthfront account to view all of their financial accounts in one place, and when clients open a Wealthfront Brokerage account, we use internally-developed AI models to evaluate fraud risk. These internally-developed AI models rely on customer data. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. If we fail to keep pace with rapidly evolving AI technological developments, including machine learning and automated decision-making technologies (“AI Technologies”), especially in the financial technology sector, our competitive position and business results may suffer. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies.

We do not currently use other AI models in the automated financial services we offer nor do we currently intend to develop new AI models for use in the automated financial services we offer, though we may decide in the future to develop new AI models when appropriate. The introduction and use of AI Technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our reputation, as well as our business, operating results, and financial condition. For example, AI Technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading, or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could negatively impact our clients, harm our reputation and business, and expose us to liability.
Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may restrict our ability to use, develop, or deploy AI, particularly generative AI Technologies, in our products or processes to the extent we may choose to do so in the future, or our efforts to expand our business. For example, California enacted a number of new laws in 2024 that regulate the use of AI Technologies and provide consumers with additional protections around companies’ use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high risk” AI Technologies to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Moreover, we are subject to a number of current sector-specific laws and regulations that may be implicated by our use of AI Technologies. For example, if we use AI or machine learning tools in fraud detection, and it becomes clear that the data that was used to train those models was biased, we could be accused of engaging in unfair, deceptive, or abusive practices in violation of the Dodd-Frank Act (as defined below) and the regulations thereunder. It is also possible that the AI Technologies we use may, or may be viewed as, having unintended biases or discriminatory outcomes, exposing us to risks that we have discriminated against persons belonging to a protected class. Any resulting investigation or litigation could have an adverse impact on our operating results and financial condition due to the associated costs and any related fines, and could also have an adverse impact on our client relationships.
We also use AI Technologies from third parties, which may include open source software, but such use of third-party models is limited to using generative AI in internal tools to increase productivity. If we are unable to maintain rights to use these AI Technologies on commercially reasonable terms, or if any such third-party AI tools become incompatible with our platform, we may be forced to acquire or develop alternate AI Technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI Technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection. The legal and regulatory landscape surrounding AI Technologies is rapidly evolving and uncertain, including with respect to intellectual property ownership and license rights, cybersecurity, and data protection laws, among others, and has not yet been fully addressed by courts or regulators. The evolving legal, regulatory, and compliance framework for AI Technologies may also impact our ability to protect our own data and intellectual property against infringing use.
Risks Related to Our Intellectual Property
Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, and operating results.
We rely on a combination of patent, trademark, copyright, and trade secrets laws, and contractual provisions, including confidentiality agreements, to establish and protect our intellectual property and proprietary technology, including from unauthorized use or disclosure by our clients, third-party partners, vendors, employees, and consultants. However, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our platform or obtain and use information we regard as proprietary. There can be no assurance that our intellectual property rights will be sufficient to protect against our competitors gaining access to our proprietary technology or developing and commercializing substantially identical products, services, or technologies, which could adversely affect our business, operating results, and financial condition. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, which may lead to increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents, patent applications, and other intellectual property rights.
Valid patents may not be issued for our pending or future patent applications, and the claims allowed on any issued patents may not be sufficient to protect our technology or platform. Any issued patents that we have or may obtain may be challenged or circumvented, invalidated, or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. In addition, there may be issued patents held by third parties of which we are not aware, that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There may also be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Patent applications in the United States are typically not published until at least 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to patent laws in the United States may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications.
We enter into confidentiality agreements or other agreements that contain confidentiality provisions with our employees, consultants, vendors, and clients, and limit access to and distribution of our proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and no assurance can be given that such agreements will be effective in controlling access to, or distribution, use, misuse, misappropriation, reverse-engineering, or disclosure of our proprietary information, know-how, and trade secrets. In addition, any breach of these agreements could negatively affect our business and our remedy for such breach may be limited. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform, products, and services. As such, we cannot guarantee that the steps taken by us to prevent unauthorized access, use, disclosure, and distribution of our proprietary information will prevent misappropriation of our technology.
We currently pursue, and may in the future pursue, the registration of our patents, copyrights, trademarks, service marks, and domain names in the United States and in certain foreign jurisdictions. These application processes are expensive and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services, or in every class of goods and services in which we operate. Additionally, we may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in jurisdictions in which we currently or may in the future operate. For example, effective trade secret protection may not be available in every country in which our products are or will be available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform, product, and services by copying functionality. In addition, any changes in the trade secret, employment, and other intellectual property laws in any country in which we may potentially operate may compromise our ability to enforce our trade secrets and other intellectual property rights. The legal systems of certain foreign countries do not favor the enforcement of patents, trademarks, copyrights, trade secrets, and other intellectual property and proprietary protection, which could make it difficult for us to prevent or stop any infringement, misappropriation, dilution, or other violation of our intellectual property rights. If we fail to maintain, protect, and enhance our intellectual property rights, our brand, business, operating results, and financial condition may be harmed.
From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Protecting our intellectual property rights, both as a defendant and plaintiff, as applicable, through litigation in the United States and potentially internationally may entail significant time and expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. If we are unable to protect our proprietary rights, including aspects of our software and platform protected other than by patent rights, we will find ourselves at a competitive disadvantage to others who need not incur the expense, time, and effort required to create our platform and other innovative products that have enabled us to be successful to date. Moreover, we may in the future need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business.
Third parties have claimed, and may claim in the future, that aspects of our platform or website infringe, misappropriate, or otherwise violate their intellectual property rights and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our clients or reputation in the industry.
Our success depends, in part, on our ability to develop and commercialize our platform, products, and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that aspects of our platform, products, or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging that our current or future platform capabilities, products, and services infringe their intellectual property rights. Such claims may also result in legal claims against our third-party partners and our clients. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such claims will not have an adverse effect on our business, operating results, or financial condition. These claims may be time consuming, costly to defend or settle, damage our brand and reputation, harm our client relationships, and create liability for us. Contractually, we are expected to, and generally do agree to, indemnify our partners for certain expenses or liabilities they may incur as a result of any such third-party intellectual property infringement claims associated with our platform. In addition, to the extent that any claim arises as a result of third-party technology we have licensed for use in our platform, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur and may be forced to discontinue our use of such third-party technology. We expect the number of such claims (whether warranted or not) to increase, particularly as a public company with an increased profile and visibility, as our platform, the number of products and services we offer, and the level of competition in our market grows, as the functionality of our platform overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase.
Companies in the financial services and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. Third parties have and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third-party partners, or our clients. We have received, and we may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights. As we gain greater market visibility, we may face a higher risk of being the subject of intellectual property infringement claims.

There may be third-party intellectual property rights, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods and assets. In the event that we engage engineers or other personnel who were previously engaged by competitors or other third parties, we may be subject to claims that those personnel have inadvertently or deliberately incorporated proprietary technology of third parties into our products or have otherwise improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our third-party partners, employees, or contractors asserting an ownership right in our patents, patent applications, or other intellectual property rights as a result of the work they performed on our behalf. In addition, we may lose valuable intellectual property rights or personnel.
Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may offer our platform.
In addition, we may use AI Technologies, including tools provided by third parties, to assist in the development of our own software code. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open source software code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patents, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI-generated software code. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. Further, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code. A number of aspects of intellectual property protection in the field of AI are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI Technologies and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our products which incorporate AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our reputation, business, operating results, financial condition, and future prospects.
Any intellectual property claims, whether with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources, even if such claims do not result in litigation or are resolved in our favor. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our clients for liabilities they incur as a result of such claims. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the applicable third-party intellectual property rights, which may not be available on reasonable terms or at all. Even if a license was available, we could be required to pay significant royalties, which would increase our operating expenses, or we could be required to develop alternative non-infringing technology, which may require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we may be forced to limit or stop offering our platform, products, and services and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, relating to our intellectual property rights, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would adversely affect our business, operating results, and financial condition.
We enter into licensing arrangements for certain of our products, and our inability to maintain those licenses could harm our business.
We currently rely on or incorporate, and will in the future rely on or incorporate, technology that we license from third parties, including software, into our platform, products, and services. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely or cost-effective manner or at all, and our ability to offer our platform, products, and services and remain competitive in our market would be harmed. Some of our third-party license agreements may be terminated by our licensors for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and offer solutions and services containing or dependent on that technology would be limited, and our business, including our financial conditions, cash flows, and operating results, could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our solutions to vulnerabilities. Any impairment of the technologies of or our relationship with these third parties could harm our business, operating results, and financial condition.
Some of our technology incorporates “open source” software, which could under certain circumstances materially and adversely affect our ability to offer our platform, products, and services and subject us to possible litigation.
Certain software used within our platform, products, and services is, and certain software of our clients, third-party partners, and vendors, may be, derived from “open source” software that is made generally available to the public by its authors or other third parties. Open source software is made available under licenses that in some instances may subject us to certain unfavorable conditions, including requirements that we offer our proprietary software, or portions of our proprietary software, which incorporates or links to such open source software, for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using such open source software, and that we license such modifications or derivative works under the terms of the applicable open source licenses.
Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to offer our products and services. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, which licensors are not typically required to maintain and update, and licensors can change the license terms on which they offer the open source software without notice. In addition, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. Although we monitor our use of open source software in an effort to comply with the terms of the applicable open source licenses, to avoid subjecting our platform, products, and services to conditions we do not intend, and to avoid subjecting our platform, products, and services to security vulnerabilities, many of the risks associated with use of open source software cannot be eliminated and such risks could materially adversely affect our business, operating results, and financial condition, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts.
Our use and distribution of certain software is subject to open source licenses that may require that we make certain source code publicly available. If we combine and distribute our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the combined source code of our proprietary software to the public, under terms authorizing further modification and redistribution, or otherwise be limited in the licensing of our offerings, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our platform, require us to re-engineer all or a portion of our platform, and reduce or eliminate the value of our platform. Any efforts to re-engineer all or a portion of our platform could result in potentially prolonged periods of reduced usability and accessibility of our platform, which in turn would adversely affect our business, operating results, and financial condition.
On occasion, companies that use open source software have faced claims challenging their use of open source software or compliance with open source license terms. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. Moreover, we cannot guarantee that we have not incorporated open source software in our platform in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures, or that our processes for controlling our use of open source software in our platform are or will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to client indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in our paying damages or entering into unfavorable licenses, have a negative effect on our operating results and financial condition, or cause delays by requiring us to devote additional research and development resources to modify our platform, products, and services.
Risks Related to Cybersecurity and Data Privacy
Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.
Our systems and those of our clients and third-party service providers have been and might in the future be vulnerable to cybersecurity issues. We, like other financial technology companies, and certain of our third-party service providers, are routinely subject to cybersecurity threats and our technologies, systems, and networks have been and might in the future be subject to attempted cybersecurity attacks. Such issues are increasing in frequency and evolving in nature, including through employee and contractor theft or misuse, social engineering/phishing, denial-of-service attacks, malware (including ransomware), and human or technological error, and including from diverse threat actors, such as sophisticated nation-state and nation-state-supported actors, opportunistic hackers, and hacktivists engaging in attacks. The operation of our platform involves the use, collection, storage, sharing, disclosure, transfer, and other processing of client information, including personal data. Security breaches and other security incidents could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, penalties for violation of applicable laws or regulations, litigation, and remediation costs, as well as reputational harm. As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, the potential risk of security breaches and cybersecurity attacks increases.

Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and expect to continue to be targeted. We might be a particularly attractive target of attacks seeking to access client data or assets and might in the future experience adverse effects relating to real or perceived security incidents, whether or not related to the security of our platform or systems. The increasing sophistication and resources of cyber criminals and other non-state actors and increased actions by nation-state actors, including their techniques and tools—such as AI—that circumvent security controls, evade detection, and remove forensic evidence, make it difficult to keep up with new threats and detect, investigate, remediate or recover from a future breach of security. Additionally, there is an increased risk that we might experience cybersecurity-related incidents as a result of any of our employees, service providers, or other third-parties working remotely on less secure systems and environments. Further, we have in the past integrated, and may in the future integrate, the technologies of companies we acquire. As such, we may assume liabilities for breaches experienced by the companies we acquire to the extent they have cybersecurity vulnerabilities or unsophisticated security measures that expose us to significant cybersecurity, operational, and financial risks. Moreover, any integration of AI in our or any service providers’ operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges. While we take significant efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, our safety and security measures may not be fully implemented or complied with or might be insufficient to prevent damage to, or interruption or breach of, our information systems, data (including personal data), and operations. We and certain of our third-party service providers are routinely subject to cybersecurity threats and our technologies, systems, and networks have been and might in the future be subject to attempted cybersecurity attacks. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.
Furthermore, to the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of clients and employees might increase. Third-party risks might include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures might be inadequate. Our ability to monitor, and our resources to optimize integration with, third-party service providers’ data security practices may not be adequate. These third-party risks might be exacerbated as our resources are spread across multiple public cloud service providers. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, such agreements might not prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of, or modification of data (including personal data) and/or might not enable us to obtain adequate (or any) reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we could be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our third-party solutions. Additionally, we could also be exposed to information security vulnerabilities or failures at third parties’ vendors that could also impact the security of our data, and we may not be able to effectively directly monitor or mitigate such risks, in particular as such risks relate to the use of vendors by the third parties that perform functions and services for us and our limited ability to assess such vendors’ operational controls.
A core aspect of our business is the reliability and security of our platform. Any unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of, or modification of data, including personal data, cybersecurity breach or other security incident that we, our clients or our third-party or their service providers experience or the perception that one has occurred or might occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it might require us to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating, remediating, or correcting the breach and any security vulnerabilities, defending against and resolving legal and regulatory claims, and preventing future security breaches and incidents, all of which could expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation (such as class actions), regulatory investigations and enforcement, fines, and penalties, indemnity obligations, or damages for contract breach, divert resources and the attention of our management and key personnel away from our business operations, and cause us to incur significant costs, any of which could materially adversely affect our business, operating results, and financial condition. We may also be subject to client complaints and litigation and regulatory inquiries, examinations, enforcement actions, and investigations by various state and federal regulatory bodies, including the SEC, FINRA, and certain state regulators, related to any cybersecurity events. Moreover, our efforts to improve security and protect data from compromise might identify previously undiscovered security breaches. There could be public announcements regarding any security incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have an adverse effect on the trading price of our common stock.
While we maintain cybersecurity insurance, our coverage may be insufficient to cover all liabilities resulting from a cybersecurity incident. We cannot be certain that our insurance coverage will be adequate to address the results of regulatory or civil investigations or any liabilities resulting from a cybersecurity incident, that adequate insurance will be available to us on economically reasonable terms, or that our insurer will cover all cybersecurity incident-related claims. The successful assertion of one or more significant claims against us or changes in our cybersecurity insurance coverage, premiums, or deductibles may adversely affect our reputation, business, operating results, or financial condition.
Compliance with ever-evolving federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources, and if we fail to adequately protect personal data or other information we collect, process, share, or maintain under applicable laws, our business, operating results, and financial condition could be adversely affected.
We receive, store, and process certain personal data from our employees and clients. Additionally, our clients’ proprietary and confidential data is stored on our platform. A wide variety of state, national, and international laws, as well as regulations, rules, and industry standards apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information and other data, the scope of which is changing, subject to differing interpretations, and may be inconsistent across jurisdictions, including those at local, state, federal, and international levels, or may conflict with other rules. Data protection and privacy-related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure or perceived failure to comply with U.S. or international laws, regulations, and industry standards regarding personal data or other information could adversely affect our business, operating results, and financial condition. Moreover, complying with new laws, regulations, and other requirements, or amendments to or changes in interpretations of these various existing laws, regulations, and other requirements, could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business.
In the United States, there are numerous federal and state consumer, privacy, and data security laws and regulations governing the collection, use, disclosure, and protection of personal data, including security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. For example, Regulation S-P, adopted by the SEC under the Gramm-Leach-Bliley Act, regulates the use of certain information about natural persons (“non-public personal information”) in the context of the provision of financial services for personal, family, or household purposes. Regulation S-P is primarily designed to protect the privacy and security of non-public personal information held by broker-dealers, investment advisers, and investment companies. In

May 2024, the SEC adopted significant amendments to Regulation S-P, effective December 2025, that impose new requirements for broker-dealers, registered investment advisers and investment companies to implement written incident response plans, as well as customer notification and service provider oversight procedures. Additionally, the Federal Trade Commission and many state attorneys general have enacted federal and state consumer protection laws to impose standards on the collection, use, dissemination, and security of data, including financial data. On the state level, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) created new data privacy obligations for covered businesses and provided new privacy rights to California residents, including receiving and responding to requests from California residents to exercise their right to access, delete, and correct their personal information, or to opt out of certain disclosures of their information, provide detailed information to California residents about how their personal data is collected, used and disclosed and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that has increased data breach litigation. Over a third of other U.S. states have enacted consumer privacy laws comparable to the CCPA and numerous other states have pending consumer privacy legislation under review, which if enacted, would add additional costs and expense of resources to maintain compliance. There are also laws and regulations governing our collection and use of biometric information, such as face prints. For example, the Illinois Biometric Privacy Act (“BIPA”) applies to the collection and use of “biometric identifiers” and “biometric information,” which include face prints. Several class action lawsuits have been brought under BIPA, as the law is broad and still being interpreted by the courts.
We are also subject to evolving privacy laws on cookies, tracking technologies and marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities, as well as the effectiveness of our marketing. Such regulations may have a negative effect on our business. We may also be subject to fines and penalties for non-compliance with any such laws and regulations. The decline of cookies or other online tracking technologies as a means to identify and target potential clients may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.
Some countries are also considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services if we were to operate in those countries. If in the future we consider international expansion and are required to implement additional measures to transfer data around the world, this could increase our compliance costs, and could adversely affect our business, operating results, and financial condition.
We depend on third parties in relation to the operation of our business, a number of which process personal data on our behalf. We typically attempt to mitigate the associated risks of using third parties by, for example, performing due diligence and related risk and data security assessments prior to onboarding and on an ongoing periodic basis thereafter, entering into contractual arrangements so that providers only process personal data according to our instructions or to the instructions of our clients, and ensuring that they have sufficient technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage, and transmission of personal data. Any violation of privacy, data protection, data, or cybersecurity laws by our third-party processors could have an adverse effect on our business and result in significant fines and penalties.
Our compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations, and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, or applicable U.S. and international data privacy and security laws, rules, regulations, standards, certifications, or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, or transfer of personal data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time, and other resources, proceedings or actions against us by individuals, consumer rights groups, governmental agencies, or others, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions, and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have an adverse effect on our business, operating results, and financial condition.
Risks Related to Our Financial and Accounting Matters
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of         . The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in the periodic reports we will file with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.
We expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting may adversely affect our business, operating results, and financial condition. Furthermore, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. We have hired and expect to continue to hire additional employees to assist us in complying with these requirements, and we may also engage outside consultants, either of which will increase our operating expenses.

We expect operating as a public company to result in a significant diversion of management’s time and attention from operating our business and to result in significantly increased costs.
As a public company, we will incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. Such additional compliance costs will continue to increase our legal, accounting, and financial compliance costs, make certain activities more difficult, time-consuming, and costly, and place significant strain on our management, personnel, systems, and resources. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, and adopt an insider trading policy. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Exchange Act, Sarbanes-Oxley Act, and rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
We could be subject to additional tax liabilities and U.S. federal and global income tax reform could adversely affect us.
We are subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes and may be subject to other taxes in certain foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which we operate.
For example, in 2022, the Inflation Reduction Act was enacted in the United States, which introduced, among its provisions, a new minimum corporate income tax on certain large corporations, an excise tax of 1% on certain share repurchases by publicly-traded corporations, and increased funding for the Internal Revenue Service. These types of changes to the taxation of our activities could increase the amount of taxes imposed on our business and harm our financial position. Such changes may also apply retroactively to our historical financial operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Our ability to use our NOL carryforwards and certain other tax attributes may be limited.
As of January 31, 2025, we had aggregate U.S. federal and state net operating loss (“NOL”) carryforwards of $39.1 million and $125.7 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. Under the Tax Cuts and Jobs Act of 2017 (the “TCJA”), federal NOLs we generated in tax years beginning after December 31, 2017, may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually, and the One Big Beautiful Bill Act of 2025 further reformed the Code, including by permanently extending certain provisions within the TCJA and restoring the deductibility of domestic research and development expenditures. If not utilized, our California and other state NOL carryforwards will begin to expire in 2032, with some state NOL carryforwards never expiring. Utilization of our NOL carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and other similar provisions. As of January 31, 2025, we had federal research and development credit carryforwards of $12.2 million, which will begin to expire in 2039, and California research and development credit carryforwards of $7.4 million, which do not expire. Realization of these NOL and research and development credit carryforwards depends on our future taxable income, and there is a risk that certain of our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which would result in increased tax liability and could adversely affect our business, operating results, and financial condition.
In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by certain “five-percent shareholders” (as defined in the Code and regulations under Section 382) over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership, including as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar provisions of state tax law may also apply to limit our use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to, the valuation of allowance for credit losses, warrant liabilities, SAFEs, and the convertible note, useful lives assigned to property and equipment, the discount rates used for leases, stock-based compensation, including the determination of the fair value of our common stock, and the realizability of deferred tax assets, net and uncertain tax positions. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, potentially resulting in a decline in the market price of our common stock.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profitability, or cause an adverse deviation from our revenue and operating profit target, which may adversely affect our financial results.
Our Revolver contains restrictive and financial covenants that may limit our operational flexibility. If we fail to meet our obligations under the Revolver, our operations may be interrupted and our business, operating results, and financial condition could be adversely affected.
In October 2024, we entered into a $50.0 million senior revolving credit facility by and between us and a third-party financial institution to fund certain short-term funding requirements. The Revolver contains customary conditions to borrowing, events of default, covenants, and consent requirements and other provisions that may limit our flexibility to take certain actions. Covenants include, but are not limited to, restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, dispose of assets, make certain restricted payments such as distributions to holders of our capital stock or the capital stock of our subsidiaries, share repurchases, make investments, or engage in transactions with our affiliates, and require us to maintain minimum tangible net worth, liquidity, and consolidated fixed charge coverage ratio. Our obligations are guaranteed by our material domestic subsidiaries (subject to certain exceptions) and secured by substantially all of our assets, including intellectual property assets. Various risks, uncertainties, and events beyond our control could affect our ability to comply with these covenants in the future. Failure to comply with any of the covenants could result in a default under the Revolver. If we have amounts outstanding under the Revolver at the time of such default, the lender may accelerate the maturity of such outstanding amounts, which in turn could result in adverse consequences that negatively impact our business, the market price for our common stock, and our ability to obtain other financing in the future.
Risks Related to Ownership of Our Common Stock and This Offering
The market price of our common stock may be volatile, and you could lose all or part of your investment.
We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering. Furthermore, the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our common stock following this offering will tend to increase the volatility of the trading price of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:
•actual or anticipated changes or fluctuations in our operating results;
•our incurrence of any material amounts of indebtedness;
•our ability to produce timely and accurate financial statements;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;
•industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•rumors and market speculation involving us or other companies in our industry;
•price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic trends or market sentiment;
•the overall performance of the stock market or technology companies;
•the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;
•failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet financial analysts’ estimates or the expectations of investors;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•litigation or other proceedings involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors or others that may be associated with us;
•developments or disputes concerning our intellectual property rights, or third-party intellectual property or other proprietary rights that we rely on or have implemented into our platform;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•any major changes in our management or our board of directors;
•the global political, economic, and macroeconomic climate, including, but not limited to, actual or perceived instability in the financial industry, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, the imposition of trade barriers, tariffs, and other protectionist measures, supply chain disruptions, potential recession, inflation, and interest rate volatility;
•other events or factors, including those resulting from acts of war, terrorism, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, or responses to these events; and
•actual or perceived cybersecurity incidents.
In addition, the stock market in general, and the market for financial technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic uncertainty. These economic, political, regulatory, and market conditions may negatively impact the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation and derivative litigation have often been instituted against companies following periods of volatility in the market price of a company’s securities. These types of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant litigation defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. Any of the above potential effects relating to potential volatility in the market price of our common stock could have an adverse effect on our business, operating results, and financial condition.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market or active private market for our common stock. We intend to apply to list our common stock on          . However, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline.
All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.
Subject to certain exceptions, we, all of our directors and executive officers, the selling stockholders, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or will agree not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of          days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for additional information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
In addition, as of January 31, 2025, we had stock options and RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of          shares of common stock and          shares of common stock, respectively, and we also had outstanding warrants exercisable for the purchase of          shares of common stock, as well as          shares of common stock (assuming an initial public offering price of $           per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus) issuable upon the conversion of outstanding SAFEs. All of the shares of common stock issuable upon the exercise, settlement, or conversion of stock options, warrants, RSUs or SAFEs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market stand-off agreements and applicable vesting requirements.
Immediately following this offering, the holders of          shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.
Moreover, during the quarter in which this offering is completed, we will begin recording stock-based compensation expense for RSUs that we have granted to our service providers, which vest upon the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. We expect the liquidity-based vesting condition will be satisfied in connection with this offering. If the liquidity-based vesting condition had occurred on January 31, 2025, we would have recorded $          million of stock-based compensation expense, and we would recognize additional stock-based compensation expense of $           million over a weighted-average remaining requisite service period of           years. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $          million for which the service-based vesting condition was satisfied or partially satisfied as of          , 2025 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering. Following this offering, our future cost of revenue and operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of stock-based compensation expense with respect to these RSUs, as well as any other equity awards we have granted and may grant in the future, which will have an adverse impact on our ability to maintain profitability.
If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, our business and our common stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that financial analysts publish about us, our business, our market, and our competitors. We do not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us and/or our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance, if any, or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.
We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Furthermore, we are restricted under our Revolver from declaring or paying cash dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We anticipate incurring substantial federal and state tax withholding and remittance obligations in connection with the settlement of RSUs that vest in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition.
We anticipate that we will incur substantial federal and state tax obligations in light of the large number of RSUs that will vest in connection with this offering, a portion of which will settle at the time of this offering. The RSUs granted prior to the date of this prospectus vest upon the satisfaction of service-based and liquidity-based vesting conditions. We anticipate that we will use approximately $           of the net proceeds from this offering, assuming an initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, to satisfy federal and state tax withholding and remittance obligations in connection with the net settlement of a portion of the RSUs outstanding as of January 31, 2025, for which the service-based vesting condition will be satisfied before            , 2025, and for which the liquidity-based vesting condition will be satisfied in connection with this offering. In connection with the settlement of these RSUs, we plan to withhold certain shares underlying RSUs and remit federal and state taxes on behalf of the holders of such RSUs at applicable statutory tax withholding rates based on the initial public offering price per share in this offering. See the section titled “Use of Proceeds.” For vested RSUs that will not be settled in connection with this offering, we may elect to satisfy related federal and state tax withholding and remittance obligations by requiring such RSU holders to sell a portion of such shares into the market during the restricted period utilizing sell-to-cover, through brokers on the applicable settlement date, with the proceeds of such sales to be delivered to us for remittance to the relevant taxing authorities. See the section titled “Shares Eligible for Future Sale.” We expect each settlement and sell-to-cover transaction to extend over a multi-day period based on trading volumes. Because the purpose of sell-to-cover transactions is to generate proceeds sufficient to satisfy federal and state tax withholding obligations, the exact number of shares sold will depend on the sale prices of the common stock in such transactions and our stockholders’ personal tax rates. However, with respect to employees that are not executive officers, if sell-to-cover proceeds are not available at the time taxes must be remitted to state and federal tax authorities, we would need to remit taxes to the relevant tax authorities using cash on hand, which may include cash proceeds generated from this offering, pending the receipt of such sell-to-cover proceeds. If we are required to remit tax obligations on behalf of our employees without having first received proceeds from their sell-to-cover transactions, we could have significant cash outlays that could have an adverse effect on our financial condition. In addition, shares sold by our executive officers, directors, and other employees in sell-to-cover transactions may have an adverse effect on the market price of our common stock.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, financial condition, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.
Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the offering price range set forth on the cover page of this prospectus, and the issuance of          shares of common stock in this offering, you will experience immediate dilution of $          per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of January 31, 2025, after giving effect to the issuance of shares of our common stock in this offering. Furthermore, if the underwriters exercise their option to purchase additional shares in full, current or future outstanding warrants or equity awards are settled in shares of our capital stock, or if we otherwise issue additional shares of our capital stock, you could experience further dilution. See the section titled “Dilution” for additional information.
We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.
We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior July 31, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following January 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management and members of our board of directors.
Provisions in our restated certificate of incorporation and restated bylaws that will be in effect immediately prior to the completion of this offering may have the effect of delaying or preventing a merger, acquisition or other change of control of the company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws will include provisions that:
•provide that our board of directors is classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require supermajority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only the chairperson of our board of directors, our chief executive officer, our lead independent director, or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•do not provide for cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that our board of directors is expressly authorized to make, alter, or repeal our restated bylaws; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law (“DGCL”), may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.
Our restated bylaws will contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, any action to interpret, apply, enforce, or determine the validity of our restated certificate of incorporation or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine or asserting an “internal corporate claim” as defined in the DGCL.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.
General Risk Factors
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, we are exposed to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism, and other geopolitical unrest, such as the conflicts in the Middle East and Ukraine, and tensions between China and Taiwan, could cause disruptions in our business, the businesses of our partners or clients, or the economy as a whole.
In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. For example, our corporate offices are located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, in addition to causing business interruptions, also have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. The insurance we maintain may be insufficient to cover our losses resulting from such business interruptions, and any incidents may result in loss of, or increased costs of, such insurance. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ or clients’ disaster recovery plans prove to be inadequate.

We could be subject to securities class action litigation.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources from the operations of our business to such litigation, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in operating expenses, and our ability to maintain profitability;
•our business plan and our ability to effectively manage our growth;
•our ability to attract new clients and retain and grow platform assets from our existing clients;
•our total market opportunity;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•market acceptance of our platform, products, and services;
•our beliefs and objectives for future operations;
•our ability to develop and introduce platform enhancements and new products and services and bring them to market in a timely manner;
•our expectations concerning relationships with third parties;
•our ability to maintain, protect, and enhance our intellectual property;
•the effects of increased competition in our markets and our ability to compete effectively;
•future acquisitions or investments in complementary companies or products;
•our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally;
•economic and industry trends, projected growth, or trend analysis;
•the effects of seasonal trends on our operating results;
•general economic conditions in the United States and globally, including the effects of global geopolitical conflicts, fluctuating inflation, interest, and tariff rates, potential instability in the global banking sector, the federal debt ceiling and budget, and foreign currency exchange rates;
•our ability to operate and grow our business in light of macroeconomic uncertainty;
•increased expenses associated with being a public company;
•our intended use of the net proceeds from this offering; and

•other statements regarding our future operations, financial condition, and growth prospects and business strategies.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our operating results, financial condition, business strategy, and short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our products. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” as well as elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, or other publicly available information, as well as other information based on our internal sources.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:
•Board of Governors of the Federal Reserve System, Changes in U.S. Family Finances from 2019 to 2022, October 2023.
•Board of Governors of the Federal Reserve System, Distribution of Household Wealth in the U.S. since 1989, March 2025.
•Board of Governors of the Federal Reserve System, Survey of Consumer Finances, 1989 - 2022, November 2023.
•Capgemini Research Institute, Work Report Series 2025 - Wealth Management, 2025.
•Federal Reserve Bank of St. Louis, The State of U.S. Household Wealth, Q4 2024.
•Fidelity National Information Services (“FIS”), With Consumers Leaning on Social Media for Financial Advice, Banks Have an Opportunity to Avoid a Generational Trust Cliff, October 2024.
•Harry Markowitz, Portfolio Selection, The Journal of Finance, Vol. 7, No. 1, March 1952.
•Michael Sacchitello and Will Baker, Investopedia’s 2023 Robo-Advisor Consumer Survey, Investopedia, October 2023.
•Oxford Economics, Forecasting the Growth of Millennial Wealth in the US, April 2025, a third-party research study commissioned by Wealthfront Corporation.
•U.S. Bureau of Labor Statistics, Current Employment Statistics - CES (National), May 2025.
•U.S. Census Bureau, Populations and People, 2023.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million, or $       million if the underwriters’ option to purchase additional shares of common stock is exercised in full. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares of our common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our common stock offered would increase (decrease) the net proceeds from this offering by approximately $      million, assuming that the assumed initial public offering price of $     remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.
The principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, obtain additional capital, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, capital expenditures, and satisfying our general capital needs (including capital requirements imposed by regulators and SROs). We also intend to use a portion of the net proceeds together with existing cash and cash equivalents, if necessary, to satisfy our anticipated tax withholding and remittance obligations related to the RSU Net Settlement. After withholding an aggregate of       shares of our common stock in connection with the RSU Net Settlement, based on the assumed initial public offering price of $       per share of common stock, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and using an assumed       % tax withholding rate, we would use approximately $     million to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion over the uses of the net proceeds of this offering. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We intend to invest a portion of net proceeds from this offering in one or more capital preservation investments, which may include short-term, investment-grade interest-bearing securities, such as money market funds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions is currently limited by the terms of our Revolver. For additional information regarding our Revolver, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our operating results, financial condition, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of January 31, 2025, on:
•an actual basis;
•a pro forma basis, which reflects (i) the Capital Stock Conversion, (ii) the RSU Net Settlement, (iii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $      million associated with the RSU Net Settlement; and
•a pro forma as adjusted basis, which reflects (i) the pro forma adjustments set forth above, (ii) the sale and issuance of         shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds to satisfy the estimated withholding and remittance obligations in connection with the RSU Net Settlement.
The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this table together with our consolidated financial statements and the accompanying notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included elsewhere in this prospectus.

	As of January 31, 2025
	Actual	Pro Forma	Pro Forma as Adjusted(1)

	(in thousands, except share and per share data)
Cash and cash equivalents	$142,860	$	$
Debt, including current and long term:
Revolver	$—
Redeemable convertible preferred stock, $0.0001 par value per share; 85,490,483 shares authorized, 69,914,359 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	227,198
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued, or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; 214,611,134 shares authorized, 40,110,106 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	127,862
Accumulated deficit	(99,935)
Total stockholders’ equity (deficit)	15,338
Total capitalization	$242,536	$	$

______________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $     million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. In addition, each 1.0% increase (decrease) in the tax withholding rate would increase (decrease) the amount of tax withholding and remittance obligations related to the RSU Net Settlement and increase (decrease) in cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $        million, assuming that the assumed initial public offering price remains the same, that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $                       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of tax withholding and remittance obligations related to the RSU Net Settlement and increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $                      million, assuming that the tax withholding rate remains the same, that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by $      million, and after deducting estimated underwriting discounts and commissions payable by us, and we would have             shares of our common stock issued and outstanding, pro forma as adjusted.
The number of shares of our common stock that will be outstanding after this offering is based on          shares of our common stock outstanding as of January 31, 2025 (after giving effect to the Capital Stock Conversion and the RSU Net Settlement), and excludes:
•         shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2008 Plan with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2017 Plan with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2025 under our 2017 Plan for which the service-based vesting condition was not satisfied as of January 31, 2025 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through         , 2025, the expected date of this offering, will result in the net issuance of          shares of our common stock in connection with this offering, after withholding an aggregate of          shares of common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));
•          shares of our common stock issuable upon the vesting and settlement of RSUs granted after January 31, 2025 under our 2017 Plan;
•475,329 shares of our common stock issuable upon the vesting and settlement of Non-Plan RSUs outstanding as of January 31, 2025;

•1,953,463 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2025, with a weighted-average exercise price of $2.73 per share;
•the issuance of           shares of common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus) immediately prior to or upon consummation of this offering pursuant to the conversion of outstanding SAFEs; and
•          shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)              shares of our common stock reserved for future issuance under our 2017 Plan, as of January 31, 2025 (which number of shares is prior to the RSUs granted after January 31, 2025), (ii)          shares of our common stock reserved for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii)          shares of our common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of common stock available for issuance under our 2017 Plan will be added to the shares of our common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2017 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of January 31, 2025, our pro forma net tangible book value was $      million, or $      per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of January 31, 2025, after giving effect to (i) the Capital Stock Conversion, (ii) the RSU Net Settlement, (iii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $      million associated with the RSU Net Settlement.
After giving effect to (i) the sale and issuance of         shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds therefrom as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of January 31, 2025 would have been $      million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $     per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of January 31, 2025 before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and will change based on the actual initial offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $      per share and would increase (decrease) the dilution per share to new investors in this offering by $     per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $      per share and would increase (decrease) the dilution to new investors by $      per share, assuming the assumed initial public offering price, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would

be $       per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $       per share.
The following table summarizes, on a pro forma as adjusted basis as of January 31, 2025, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors					$
Total		100%	$		$
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to        shares, or        % of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to        shares, or        % of the total number of shares of our common stock outstanding immediately after the completion of this offering.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $       million, assuming that the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.
In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options or warrants are exercised or any outstanding RSUs vest and settle, or we issue any other securities or convertible debt in the future, investors will experience further dilution.
The number of shares of our common stock that will be outstanding after this offering is based on          shares of our common stock outstanding as of January 31, 2025 (after giving effect to the Capital Stock Conversion and the RSU Net Settlement), and excludes:
•         shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2008 Plan with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2025 under our 2017 Plan with a weighted-average exercise price of $          per share;
•         shares of our common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2025 under our 2017 Plan for which the service-based vesting condition was not satisfied as of January 31, 2025 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through          , 2025, the expected date of this offering, will result in the net issuance of          shares of our common stock in connection with this offering, after withholding an aggregate of          shares of common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));
•          shares of our common stock issuable upon the vesting and settlement of RSUs granted after January 31, 2025 under our 2017 Plan (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through         , 2025, the expected date of this offering, will result in the net issuance of          shares of our common stock in connection with this offering, after withholding an aggregate of          shares of common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));
•475,329 shares of our common stock issuable upon the vesting and settlement of Non-Plan RSUs outstanding as of January 31, 2025;
•1,953,463 shares of our common stock issuable upon the exercise of common stock warrants outstanding as of January 31, 2025, with a weighted-average exercise price of $2.73 per share;
•the issuance of           shares of common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus) immediately prior to or upon consummation of this offering pursuant to the conversion of outstanding SAFEs; and
•          shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)          shares of our common stock reserved for future issuance under our 2017 Plan, as of January 31, 2025 (which number of shares is prior to the RSUs granted after January 31, 2025), (ii)          shares of our common stock reserved for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii)          shares of our common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of common stock available for issuance under our 2017 Plan will be added to the shares of our common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2017 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and operating results together with the section titled “Summary Consolidated Financial and Other Data,” our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties, and assumptions. You should read the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year ends on January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2024 and January 31, 2025 are referred to herein as fiscal 2024 and fiscal 2025, respectively.
Company Overview
We’re a different kind of FinTech. We are a technology company that built a financial solutions platform for “digital natives,” defined as those born after 1980 (i.e., Millennials, Gen Z, and later generations). Our platform is designed to address the needs of the wealth builders within these generations. We have differentiated, trusted relationships with our clients due to our unique and fundamentally aligned incentives. Simply put, we succeed because our clients succeed.
We were among the first digital-only financial solutions platforms,11 and we pioneered using automation to offer low-cost diversified portfolios. We built our platform using software to deliver our solutions quickly, conveniently, and at low cost. These principles align with the preferences of digital natives, who use digital platforms for the vast majority of their everyday services ranging from entertainment and commerce to food delivery and ride sharing. Our technology-driven financial solutions help clients turn savings into long-term wealth. Our broad suite of products, including cash management, investment advisory, borrowing and lending, and financial planning solutions, address the diverse financial needs of our clients regardless of the economic environment.
We believe the opportunity we are pursuing is unique and massive.12 Digital natives are entering the prime wealth accumulation phase of their lives and are expected to be the wealthiest generations ever. According to a study we commissioned from Oxford Economics, the wealth of digital natives is estimated to grow at an annual rate of 11.3% from $12 trillion in 2022 to $140 trillion in 2045. During the GFC, digital natives lost trust in traditional financial institutions which they blamed for high unemployment and an economic downturn. Meanwhile, they embraced and became increasingly empowered by technology through intuitive, mobile, and software-focused experiences. This backdrop created an opportunity for Wealthfront to disrupt traditional brick-and-mortar, in-person, and high-cost financial product experiences.
Our clients are primarily digital-native high earners who prioritize savings and wealth accumulation. Since inception, our assets have grown in-line with the wealth accumulation of these generations. As of January 31, 2025, we had over 1.2 million funded clients, and $80.2 billion in platform assets. Digital natives typically have large liquid savings with long time horizons ahead, and they are undeterred by corrections and bear markets. Clients typically come to Wealthfront seeking a specific solution and, as our trust-based relationship deepens, we gain insights into their evolving needs, in many cases through the data associated with third-party financial accounts they link to our financial planning software. Client engagement and feedback drive our product-led growth strategy and business flywheel. This continuous feedback loop constantly optimizes our platform for our clients’ evolving needs, fueling our historical
11 Based on multiple industry sources, we are commonly cited as being one of the first platforms to provide algorithmic investment services.
12 See the section titled “—Our Opportunity” for additional information regarding our market opportunity.

organic growth. Over the past two fiscal years, over 50% of new clients were referred by existing clients and our annual client retention rate was approximately 95% for each of fiscal 2024 and fiscal 2025.
We are led by a technically proficient management team, including our CEO, who served as our CTO for many years. We built our products on a proprietary technology infrastructure. We have a strong, somewhat contrarian preference for building over buying or partnering. This allows us to automate to an extent not seen in the industry. Automation not only allows us to launch and iterate products faster, lower costs to clients, and offer a better overall client experience, but also lowers our cost of support. Automation is a core principle underpinning everything we do—the way we design our products, organize our company, and foster employee culture.
Our business model is designed to optimize for our clients’ success. Our focus on delivering fully automated services results in being one of the lowest cost producers in each category in which we participate. We share the savings directly with our clients, significantly reducing their fees, improving their financial outcomes, and enhancing their trust in us. This trust leads clients to add more money to our platform as they save, adopt new products and refer their friends. Our cost structure and our organic growth are business model advantages, and have enabled us to achieve our historic profitability, which allows us to further invest in our platform. Reinvesting in our platform drives further automation and powers the continuous cycle of our flywheel.
We seek to make money with, not from, our clients along their wealth accumulation journey. The alignment of incentives helps retain clients and drives more predictability in our business, as our clients trust us with an increasing amount of their wealth and adopt more than one product.
Track Record of Growth

A Track Record of Rapid & Efficient Product Innovation

Driving Growth and Profitability

Assets (as of Jan 2025)

$42B
Cash Management

$38B
Investment Advisory

1.1M+
Funded Clients as of Jan 2025

FY 2025

$18B
Net Deposits

43%
Revenue Growth

46%
Adj. EBITDA Margin

Product Launches
Platform Assets
Founding
Direct Indexing
529 College Savings Plan
Portfolio Line of Credit
Cash Management Account
Socially Responsible Investing Portfolio
Stock Investing, Automated Bond Portfolios
Automated Bond Ladder, S&P500 Direct
Securities Lending Program
$10B+
$30B+
$80B+
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Since inception, we have experienced significant growth. We rapidly scaled our number of clients and platform assets, all while sustaining high retention rates. Our platform assets increased from $57.6 billion as of January 31, 2024 to $80.2 billion as of January 31, 2025, representing 39% year-over-year growth. We generated total revenue of $216.7 million in fiscal 2024 and $308.9 million in fiscal 2025, representing year-over-year growth of 43%. We generated net income of $77.0 million in fiscal 2024 and $194.4 million in fiscal 2025, representing a net income margin of 36% and 63%, respectively. Our Adjusted EBITDA was $103.0 million in fiscal 2024 and $142.7 million in fiscal 2025, representing an Adjusted EBITDA margin of 48% and 46%, respectively. Net income for fiscal 2025 included a total tax benefit for the year of $55.2 million due to the one-time deferred tax benefit of $80.2 million, resulting primarily from the release of the full valuation allowance on our historical net deferred tax assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP.
The Unique Economics and Compounding Growth Model of Wealthfront
Our financial model is designed to scale efficiently as clients trust us with more assets and it has proven to be resilient over multiple stock market cycles and macroeconomic environments since inception.
Drivers of Our Growth
Our incentives are fundamentally aligned with our clients’ best interests. As our clients’ wealth grows, so does our revenue. This dynamic allows us to scale efficiently by deepening relationships with existing clients rather than solely relying on new client acquisitions. Our product-led growth engine and long-term investment strategy through volatile macroeconomic trends drive our durable compounding growth.
Client Wealth Grows Our Revenue
Our revenue, earned primarily from platform asset-based fees, grows as clients’ wealth increases and they trust us with more assets. This aligns our incentives directly with our clients’ long-term financial success, allowing us to focus solely on growing and maintaining their wealth, unlike many FinTechs incentivized to encourage transaction velocity.
Existing Clients Fuel Efficient, Consistent Growth
Most of our assets and growth come from existing clients: digital natives seeking to build their wealth. Clients typically join our platform seeking a specific solution and initially fund their first account with $10,000 to $30,000 in their first 30 days. As their trust in us builds over time, clients begin to consistently add deposits, often through regular weekly or monthly contributions, or larger one-time infusions from bonuses, liquidity events or inheritances, and adopt additional products. The average platform assets per client was approximately $66,000 on the platform,13 with more than 19% of clients having recurring or direct deposits as of January 31, 2025.
Our highly loyal, mostly organically acquired client base is also quick to adopt new products or incentives, such as our interest rate referral incentive program, amplifying viral growth moments. These behaviors help create predictable, recurring revenue growth as evidenced by our greater than 120% annual net revenue retention for each of the last eleven fiscal years. Supporting these engaged clients on our platform is highly efficient, as evidenced by our 90% gross margin for fiscal 2025.
The below chart illustrates the resilience of our client cohorts’ net deposit growth over time. This consistent expansion in cumulative net deposits across cohorts demonstrates the durability of each
13 Average platform assets per client is calculated by dividing platform assets by funded clients as of a stated date.

annual client cohort excluding the impact of market appreciation and despite periods of macroeconomic volatility.
Products Drive Cost Effective Organic New Client Growth
We rely almost exclusively on organic growth, understanding that great companies are built through word of mouth fueled by client delight and exceptional products. Over the past two fiscal years over 50% of new clients were referred by existing clients. This is a deliberate strategy: win new clients with exceptional products rather than outspend competitors on marketing to drive new client acquisition. We understand that building great products is a long-term investment, turning new clients into loyal long-term advocates. Our focus on organic client growth rather than significant advertising spend—illustrated by our acquisition of over 650,000 new funded clients cumulatively in fiscal 2024 and fiscal 2025 while only incurring $73 million in marketing costs in the same period ultimately drives higher margins that can be reinvested into product improvement and platform development.
Built-In Cost-Free Compounding Asset Growth
We benefit from built-in cost-free, compounding revenue growth on both investment advisory and cash management assets. Our equity-oriented investment advisory assets (e.g., passively managed diversified index-based ETF portfolios, S&P 500 Direct) typically compound over long periods at around 6% annually due to market appreciation, which, though volatile at times, has historically recovered quickly after market downturns. Our cash management assets also enjoy cost-free compounding growth from an industry-leading interest rate (historically up to 5% APY).
Long-Term Investment Strategy through Volatile Macroeconomic Conditions
Equity markets and interest rates often move inversely, providing a natural hedge that enables our business to be durable, and grow steadily and profitably across most economic conditions. The potential for macroeconomic shifts emphasizes the importance of not only having a comprehensive suite of uncorrelated financial products, but also the versatility of employing client acquisition strategies to quickly adapt to the environment. For example, in stronger macroeconomic environments with low interest rates, our investment advisory products become more popular. In weaker macroeconomic environments with higher interest rates, our cash management products become more popular. When a client initially funds either a cash management or investment advisory account and subsequently funds the other type of account, we define this as cross product adoption. As of January 31, 2025, our cross product adoption rate was 56% on an asset basis and 28% on a client basis. We also benefit from our clients’ commitment to passive investing, which reduces withdrawals during market downturns, further stabilizing our growth.
Software-Driven, Automated Services Lead to High Margins for Us and More Value for Our Clients
Our focus on automation streamlines service delivery, requiring far fewer employees than traditional approaches. Nearly half of our employees as of January 31, 2025 were software engineers, and we operate without salespeople or financial advisors, which our clients prefer. Consequently, our software-driven service model generates a better user experience and higher operating margins that can be shared with clients and reinvested into product improvement and platform development.
In fiscal 2024 and fiscal 2025, our revenue growth was 153% and 43%, our net income margin was 36% and 63%, and our Adjusted EBITDA was 48% and 46%, respectively. Net income for fiscal 2025 included a total tax benefit for the year of $55.2 million due to the one-time deferred tax benefit of $80.2 million, resulting primarily from the release of the full valuation allowance on our historical net deferred tax assets. This combination of growth and profitability demonstrates our ability to grow efficiently with high margins in any economic environment.
Our Revenue Model
We generate revenue primarily from our cash management and investment advisory products.
Cash Management
We primarily generate revenue from our cash management products14 from cash account fees which we earn from the program banks (FDIC-insured banks to which we sweep our clients’ cash) in our cash sweep program. Each program bank pays us a rate that is equal to a major interest rate benchmark (e.g., the Fed Funds Rate or Secured Overnight Financing Rate (“SOFR”)) plus a separate fixed negotiated fee that the applicable program bank is willing to pay on clients’ cash that is swept to them. The rates offered by these program banks are variable and are impacted by and may change in response to market demand for cash assets and other economic forces. In accordance with standard industry practice, the fees we receive from program banks are also variable, typically agreed for a fixed period of time, and may be renegotiated from time to time, periodically as stipulated within the applicable agreement. We do not retain any portion of the interest provided on our clients’ cash. By passing along the majority of the wholesale rates paid by program banks, we have been able to offer our clients a predictable and more attractive rate.15 While our cash sweep program processes client money movements daily (or the next day if a request is submitted during non-business hours), instant withdrawals and debit card spending are available 24/7.
In addition to a high interest rate, our clients have access to typical checking features including debit card, early direct deposit, bill pay, and mobile check services, which we enable through our bank partner and program banks. Unlike most financial institutions and FinTechs that charge their clients fees or subscriptions for high APY savings and checking accounts, our cash management account provides clients with a transparent, no cost experience that combines the typical features of a checking and savings account (e.g., debit card, early direct deposit, bill pay and mobile check deposit services).
14 Wealthfront is not a bank, and we do not provide banking services or products directly to our clients. Clients are notified, via our website (including our Wealthfront Cash Account product page and Help Center), disclaimers included in certain advertising materials, legal disclosures provided on client account pages, and Wealthfront Advisers LLC’s Form ADV Part 2A Client Brochure, that Wealthfront does not provide direct banking services and such services are provided through third-party banking partners. Clients are able to view the names of our specific banking partners and the services which they provide on our website and certain disclosures.
15 Based on our APY for cash management products relative to the effective federal funds rate from January 1, 2022 to July 18, 2025.

Our fee structure reflects our belief that clients should keep more of their money working for them—not lost to hidden or transactional charges. Our ability to offer competitive rates while maintaining strong unit economics creates a differentiated and scalable model for attracting cash account deposits. Although our agreements with our clients do not specify the portions of cash sweep interest retained by us or passed along to our clients, we communicate any changes to the APY clients receive on their cash assets quickly and transparently via email. Furthermore, digital natives are just beginning their wealth accumulation journey and prioritizing saving for upcoming life events (e.g., marriage, buying a home, starting a family). Accordingly, our clients prefer to hold cash across all economic cycles, which generates a consistent revenue stream for us.
Investment Advisory
We also generate revenue from our investment advisory products, which consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on the market value, less fee waivers, of platform assets. As of January 31, 2025, for nearly all investment advisory assets, we earn a flat advisory fee of 0.25% annually, net of fee waivers, though this fee may evolve with new product launches. Investment advisory products includes diversified index ETF portfolios that are automatically rebalanced and offer free automated tax-loss harvesting to optimize their tax efficiency; our Automated Bond Ladders, which provide clients with a simple structured approach to fixed-income investments; and S&P 500 Direct that allows clients to gain direct exposure to the S&P 500 index through a low-cost, more tax efficient investment vehicle than an index fund. We have consistently improved our products after launching them, offering more value to clients while maintaining or reducing our already industry-leading low fees and account minimums. The ability to improve products while maintaining low fees is enabled by our continuous investment in our software and automation, which has enhanced our operating efficiency and allows us to scale without passing additional costs to our clients.
Our low advisory fees allow us to deliver superior value to clients without requiring a subscription. We empower our clients to implement and maintain passive investment strategies tailored to their individual risk tolerances. Our unbiased and automated advice delivers objective and personalized guidance, free from transactional pressures or upselling tactics. Our automated investing platform is scalable with minimal marginal cost per client, unlike traditional financial institutions’ investment or brokerage platforms which bear the cost of human advisors, or FinTech firms’ high variable costs to acquire clients. Our cost efficiency enables us to maintain attractive fees while our clients expand their wallet share with us. As our clients consolidate their assets on the Wealthfront platform, we deepen not only our clients’ engagement with our platform but also the trust-based relationship we have with them.
Other Revenue
Beyond cash management and investment advisory, we also generate revenue by offering additional services such as margin lending through a portfolio line of credit, fully paid securities lending, and proxy distribution. These products expand our client delight and lifetime value, deepen our client engagement and trust, drive client retention and increase monetization.
Key Factors Affecting Our Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of factors and trends, including the following:
Attractive, Long-Term Growth Trends of Digital Native Wealth Builders
Wealthfront’s significant opportunity lies in serving digital-native generations who are beginning their prime wealth accumulation phase. As of January 31, 2025, approximately 76% of our individual funded clients were born after 1980 and the average age of our funded clients was approximately 38 years old. According to the Federal Reserve, the digital-native generations already hold an estimated $16 trillion of the U.S. household wealth and demonstrate an unprecedented focus on saving earlier and at higher rates relative to previous generations, even during periods of market volatility.

This accelerated savings behavior has already enabled them to accumulate wealth faster than Gen X and Baby Boomers, a gap we expect will widen as tech-enabled financial solutions further empower their financial goals. Looking ahead, Oxford Economics projects digital-native generations’ net wealth to grow by over 11% annually for the next two decades, far surpassing the 5.8% for the broader U.S. population. Wealthfront is designed to attract and grow alongside these clients. Since inception, Wealthfront’s platform assets have grown in parallel with the overall net worth of digital natives, proving our fundamental connection to their financial progress as we support them through every stage of life with evolving, sophisticated financial solutions.
Deepening Our Relationship with Existing Clients
Our revenue growth relies on making Wealthfront essential to our clients’ financial lives. Doing so enables us to retain them as clients and they trust us with more of their assets. We provide an integrated financial solution — cash management, investment advisory, borrowing and lending, and financial planning — to address their current and evolving needs, designed for high value and minimal client effort through automation.
We measure our ability to deepen our client relationships through the growth of clients’ assets on our platform. From January 31, 2024 to January 31, 2025, platform assets grew from $57.6 billion to $80.2 billion, representing annual growth of 39%. As of January 31, 2025, more than 19% of clients had recurring or direct deposits. As of January 31, 2025, clients holding 56% of platform assets had funded both a cash management and investment advisory account and 28% of our clients had funded both accounts, further evidence of their trust and our success in delivering delightful, innovative solutions.
As clients engage more deeply, they become entrenched in our platform, reflected by our greater than 120% annual net revenue retention for each of the last eleven fiscal years. We see the potential for significant expansion within our existing client base, driven by increasing multi-product adoption, higher utilization, and our sustained appeal to digital natives.
The chart below illustrates the strength and long-term potential of our client relationships by presenting the growth in platform assets from each annual client cohort since January 31, 2015. We have seen high-quality and sustained long-term growth with our clients as cohorts compound over time. Each year, while new cohorts join our platform, existing cohorts continue to expand their assets through additional net deposits and appreciation over time. Since inception, the platform assets of every annual client cohort has continued to grow.

Platform Assets

FY 2025
FY 2024
FY 2023
FY 2022
FY 2021
FY 2020
FY 2019
FY 2018
FY 2017
FY 2016
FY 2013-2015
$80B
$70B
$60B
$50B
$40B
$30B
$20B
$10B
Jan 2016
Jan 2017
Jan 2018
Jan 2019
Jan 2020
Jan 2021
Jan 2022
Jan 2023
Jan 2024
Jan 2025

Helping Clients Grow Wealth Regardless of Shifting Macroeconomic Trends
Macroeconomic conditions are beyond our and our clients’ control. Despite economic downturns, interest rate cycles and periods of volatile equity markets, our clients maintain a long-term investment perspective, trusting our platform to build long-term wealth. Our clients’ adherence to a passive investing approach, combined with our focus on optimizing controllable factors like fees, diversification, and taxes, provides resilience. For example, our ongoing tax-loss harvesting capabilities encourage our clients to stay invested, fostering long-term wealth accumulation.
Throughout our history, we have successfully navigated multiple periods of economic uncertainty including zero interest rate policy, rising inflation, four market corrections and three bear markets. In our history, we’ve only experienced one quarter of net investment advisory withdrawals: during the initial COVID-19 shock.
Growing Our Target Client Base
We increased our client base by 42% in fiscal 2025 to over 1.2 million funded clients. We primarily acquire new clients from digital-native generations through organic channels, including word-of-mouth and incentive-based referrals. Over the past two fiscal years over 50% of new clients were referred by existing clients and 43% of our clients sent a referral from October 2022 through January 2025. This efficient client acquisition strategy not only identifies clients similar to our current base but also enables superior profit margins, supporting continued reinvestment in our platform.
We intend to continue to invest in our marketing efforts, in addition to word-of-mouth referrals, in order to drive awareness of our platform and client referrals. We pursue digital marketing strategies that we believe are most effective with digital natives. Due to our strong word-of-mouth referral rate, we grow our client base with minimal marketing spend evidenced by marketing spend representing 10% and 17% of total revenue in fiscal 2024 and fiscal 2025, respectively.

Continued Investment in Our Platform
Our continued success is dependent upon our ability to deliver an ever-improving and tailored client experience. Since inception, we’ve made significant investments in our proprietary infrastructure, building an omnibus brokerage, financial data aggregation, and a robust data and analytics platform. This foundation not only streamlines operations but also enables clients to manage their investments and financial planning in an automated way, reflecting our commitment to innovative, client-centric solutions.
We’re dedicated to further technological investment to foster client trust in our platform. By continuously enhancing our platform, we aim to empower clients throughout their financial journeys, contributing to their growth and success. This commitment to advancement is expected to drive increased engagement and deposits among existing clients, ensuring durable business growth.
Continuous Innovation and Development of New Products to Meet Our Clients’ Needs
At Wealthfront, continuous innovation is the core of our business strategy, demonstrated by our consistent history of launching new products and features. Our obsession with understanding and delighting our clients drives this focus, allowing us to rapidly develop and refine a platform that genuinely responds to client needs. This creates a trusted, user-friendly experience with features such as free instant money movement and low-cost, yet sophisticated investment capabilities.
While our product launch velocity has increased with accumulated resources, we measure ourselves not by the quantity but by the quality of the products we launch, reinforced by a deliberate product process focused on learning and iterating to empower clients’ financial goals. As we expand into areas like mortgages and other investment product offerings, we expect higher multi-product adoption and deepening client relationships which drives sustained growth.
Our dedication to innovation, with automation as our core principle, ensures we maintain a low cost to serve. By leveraging client insights and technology, we operate more efficiently than traditional financial institutions and other FinTech companies, delivering high-quality, low-cost services that benefit our client base.
Key Business Metrics
We monitor the following key business metrics to help us evaluate our business, identify trends, formulate business plans and make strategic decisions:

	Fiscal Year Ended January 31,
	2024	2025
Platform assets ($ millions)	$57,601	$80,175
Cash management	29,361	42,411
Investment advisory	28,240	37,764

Net deposits ($ millions)	$20,858	$17,714

Funded clients (thousands)	854	1,212

Platform assets: We define “platform assets” as the total value of financial assets held by clients in their accounts as of a stated date on our platform. Net deposits and changes in value attributable to financial market performance are included in the change in platform assets in any given period. We further break down platform assets into two categories of products: cash management and investment advisory.

Platform assets were $80.2 billion as of January 31, 2025, an increase of $22.6 billion, or 39%, compared to January 31, 2024. The increase in platform assets was primarily due to a 44% increase in cash management assets and a 34% increase in investment advisory assets.
Net deposits: We define “net deposits” as the value of all assets clients have placed into products on our platform, net of withdrawals, over a defined period of time. We exclude changes in value attributable to financial market performance from this metric. We view net deposits as an important barometer of our ability to scale and grow organically and accumulate assets onto our platform.
Net deposits were $17.7 billion during the fiscal year ended January 31, 2025, a decrease of $3.1 billion, or 15%, compared to the prior year. The decrease in net deposits was primarily due to a decrease in cash management net deposits compared to the prior year offset by an increase in investment advisory net deposits. A portion of the growth in investment advisory net deposits came from cash management to investment advisory cross account transfers due to the launch of several new investment advisory products adopted by clients such as Automated Bond Ladders and S&P 500 Direct.
Funded clients: We define “funded clients” as clients who, as of the measurement date, had at least one open account with Wealthfront in which the outstanding value of assets was greater than zero or has been greater than zero on at least one occasion during the 45 days prior to the measurement date. Funded clients include clients whose accounts maintained a zero balance as of the measurement date if they had greater than zero balances in at least one account within 45 calendar days prior to the measurement date.16 Those who officially close their account, regardless of account balance, are no longer considered funded clients. The number of funded clients is as of a stated date and reflects our scale and monetization potential.
Funded clients were over 1.2 million as of January 31, 2025, an increase of 0.36 million, or 42%, compared to January 31, 2024. The increase in funded clients was primarily due to an increase in new cash management clients.
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin
We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to total revenue, net income and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net income, excluding: (i) interest expenses, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) change in fair value of the convertible note, warrant liabilities, and SAFEs, and (vi) nonrecurring expenses, if any. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, are not driven by core results of operations and render comparisons with prior periods and competitors less meaningful. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, identify trends affecting our business and perform strategic planning and annual budgeting.
16 As of January 31, 2025, approximately 1.2% of funded clients had an account with assets of zero during the applicable measurement period.

The following table presents a reconciliation of net income and net income margin, the most directly comparable GAAP measures, to Adjusted EBITDA and Adjusted EBITDA margin, respectively:

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025
Net income	$76,966	$194,447
Add:
Interest expenses	2,000	2,810
Provision for (benefit from) income tax	1,623	(55,218)
Depreciation and amortization of property, software, and equipment, net	6,037	6,236
EBITDA (non-GAAP)	86,626	148,275
Stock-based compensation expense	11,846	9,364
Change in fair value of convertible note, warrant liabilities, and SAFEs	4,490	(14,951)
Adjusted EBITDA	$102,962	$142,688
Total revenue	216,714	308,859
Net income margin	36%	63%
Adjusted EBITDA Margin	48%	46%
Components of Results of Operations
Revenue
Cash Management
Cash management primarily consists of fees earned from program banks in our cash sweep program with respect to clients’ cash swept to each program bank (“cash account fees”). We offer a referral incentive program for cash accounts whereby both the referred and referring clients receive a promotional benefit on cash account balances for a limited period of time. Consideration paid to a referred client is accounted for as a reduction to cash account fees. Consideration paid to clients for referring a new client is accounted for as a marketing cost within our consolidated statements of operations. The amount of consideration paid in connection with cash account referrals through this promotional benefit program varies based on the cash account balance of each client participating in the program, as each such client receives a benefit in the form of an increased APY being passed along to that client for a period of time. From time to time we have also paid consideration to clients in connection with cash account referrals in the form of a fixed amount flat fee cash bonus.
Investment Advisory
Investment advisory consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on a percentage applied to the market value, less fee waivers, of assets held in client accounts at the close of market. Investment advisory fees are recognized daily and charged to client accounts on a monthly basis in arrears. Advisory fee waivers are offered in connection with certain investing account referrals to each of the referred and referring clients on a portion of each such client’s own investing account balance, and such advisory fee waivers are accounted for as a reduction to investment advisory fees. We may also pay consideration to new clients in connection with investing account referrals in the form of a partial deposit match on deposits placed in the new client’s account within a specified period of time. Such consideration paid to a referred client is accounted for as a reduction to investment advisory fees, while the consideration paid to clients for referring a new client is accounted for as a marketing cost within our consolidated statements of operations.

Other Revenue
Other revenue primarily consists of net interest margin revenue and proxy distribution revenue.
Costs and Operating Expenses
Cost of revenue primarily consists of expenses related to cash management, brokerage platform, and data costs, inclusive of amortization of internally-developed software.
Cash management costs primarily consist of amounts paid to a third party for the administration of our cash sweep program and debit card platform costs. Brokerage platform costs primarily consist of clearing and execution, money movement, tax reporting, client account maintenance, and individual retirement accounts custodial expenses. Data costs primarily consist of amounts paid for access to real-time market data and account linking.
A large portion of our cost of revenue is variable and tied to cash account assets, new and existing clients and accounts, or money movement volumes. As the assets on our platform increase, the costs associated with maintaining and moving these assets to and from our platform also increase. We expect our cost of revenue to fluctuate from period to period and increase on an absolute basis as we grow. However, as a percentage of revenue our cost of revenue has declined and we expect our existing products’ cost of revenue as a percentage of revenue to continue to decline in the long term as we benefit from the scalability of our platform.
Product Development
Product development expense primarily consists of personnel-related costs, including stock-based compensation, for engineers, data scientists, product managers, and designers, and allocated overhead as well as certain costs for cloud computing, and other costs incurred in connection with the development of our platform and new products as well as the improvement of existing products.
We expect product development expense to increase on an absolute basis in the future as we continue to invest in enhancements to our platform, develop new products and improve existing products to serve the needs of our clients. As a percentage of revenue, we expect product development expense to decrease in the long term as we benefit from the scalability of our platform.
General and Administrative
General and administrative expense primarily consists of personnel-related costs, including stock-based compensation, for executive management and administrative functions, including finance and accounting, legal and compliance, and people operations, as well as general corporate and director and officer insurance. General and administrative expense also includes certain professional services costs, allocated overhead, and other business costs.
We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.
We expect general and administrative expenses to increase on an absolute basis to support the growth of our business. As a percentage of revenue, we expect general and administrative expense to decrease in the long term as we benefit from the scalability of our platform.
Marketing
Marketing expense primarily consists of performance and brand advertising, personnel-related costs, including stock-based compensation, and allocated overhead. As part of our promotional interest referral incentive program, we offer existing clients the opportunity to earn a higher APY for referring new clients to the platform, which causes the total amount of consideration to vary based on the referring clients’ cash account balance. We also pay consideration to referring clients in connection with other referral incentive programs, the amount of which varies based on the applicable program; for example, we pay consideration to referring clients for certain investing account referrals in the form of a partial deposit match on deposits placed in the referring client’s own investing account within a specified period of time, and from time to time we have also paid consideration to referring clients for certain account referrals in the form of a fixed amount flat fee cash bonus. Consideration paid to clients for referring a new client, other than consideration paid in the form of a fee waiver, is accounted for as a marketing expense.
We intend to keep investing in marketing to support client growth and expect marketing expense to fluctuate on an absolute and percentage of revenue basis from period to period depending on the attractiveness of efficient client acquisition opportunities.
Operations and Support
Operations and support expense primarily consists of personnel-related costs, including stock-based compensation and allocated overhead, inclusive of amortization of internally-developed software costs.
We plan to continue to invest in operations and support expenses to adequately support significant client growth and expect operations and support to increase on an absolute basis. As a percentage of revenue, we expect operations and support expenses to decrease in the long term as we benefit from the scalability of our platform.
Interest Expense
Interest expense primarily consists of interest expense related to the Bridge Loan (as defined below) from a related party.
Other Expense (Income), Net
Other expense (income), net primarily consists of fair value changes arising from remeasurements of our convertible note, warrant liabilities, and SAFEs.
Provision for (Benefit From) Income Taxes
The provision for (benefit from) income taxes primarily consists of federal, state, and local income taxes. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, changes resulting from the amount of recorded valuation allowance, permanent differences between GAAP and local tax laws, certain one-time items, and changes in tax contingencies.

Results of Operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.

	Fiscal Year Ended January 31,
(in thousands)	2024	2025
Revenue:
Cash management	$154,800	$230,946
Investment advisory	56,095	73,045
Other revenue	5,819	4,868
Total revenue	216,714	308,859
Costs and operating expenses:
Cost of revenue	$22,898	$30,964
Product development	57,558	64,515
General and administrative	23,766	29,092
Marketing	21,150	52,196
Operations and support	9,767	10,619
Total costs and operating expenses	135,139	187,386
Interest expense	2,000	2,810
Other expense (income), net	986	(20,566)
Income before income taxes	78,589	139,229
Provision for (benefit from) income taxes	1,623	(55,218)
Net income	$76,966	$194,447
The following table sets forth stock-based compensation for the periods indicated below:

	Fiscal Year Ended January 31,
(in thousands)	2024	2025
Product development	$8,692	$7,325
General and administrative	2,647	2,041
Marketing	582	536
Operations and support	1,334	1,099
Total stock-based compensation expense	13,255	11,001
Capitalized stock-based compensation expense	(1,409)	(1,637)
Total stock-based compensation expense, net of amounts capitalized	$11,846	$9,364
We have not recognized stock-based compensation for awards with performance-based conditions because the qualifying event, such as an initial public offering (“IPO”), had not occurred and, therefore, could not be considered probable. See Note 12. — Stock-Based Compensation of our consolidated financial statements included elsewhere in this prospectus and “Risk Factors—Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline” in this prospectus for more information.

The following table sets forth the components of our consolidated statements of operations data, for each of the periods presented, as a percent of revenue:

	Fiscal Year Ended January 31,
(as a percentage of revenue)(1)	2024	2025
Revenue:
Cash management	71%	75%
Investment advisory	26%	24%
Other revenue	3%	2%
Total revenue	100%	100%
Costs and operating expenses:
Cost of revenue	11%	10%
Product development	27%	21%
General and administrative	11%	9%
Marketing	10%	17%
Operations and support	5%	3%
Total costs and operating expenses	62%	61%
Interest expense	1%	1%
Other expense (income), net	0%	(7)%
Income before income taxes	36%	45%
Provision for (benefit from) income taxes	1%	(18)%
Net income	36%	63%
______________
(1)Totals may not foot due to rounding.
Comparison of Fiscal Years Ended January 31, 2024 and 2025
Total Revenue

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Cash management	$154,800	$230,946	$76,146	49%
Investment advisory	56,095	73,045	16,950	30%
Other revenue	5,819	4,868	(951)	(16)%
Total revenue	$216,714	$308,859	$92,145	43%
Total revenue increased by $92.1 million, or 43%, for the fiscal year ended January 31, 2025, compared to the prior year, primarily driven by an increase in cash management and investment advisory assets.
Cash Management
Cash management revenue increased by $76.1 million, or 49%, for the fiscal year ended January 31, 2025, compared to the prior year. The significant increase in cash management revenue was primarily attributable to an 82% increase, year over year, in daily average balance of cash management assets and net deposits of $13.0 billion in the fiscal year ended January 31, 2025. In November 2023, we increased the amount of cash account fees we share with clients causing the cash account fee rate to decline in the fiscal year ended January 31, 2025, compared to the prior year. See the section titled “—Components of Operations—Revenue” for additional information.

Investment Advisory
Investment advisory revenue increased by $17.0 million, or 30%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase in investment advisory revenue was primarily driven by a 31% increase in the daily average balance of investment advisory assets and the introduction of new investment advisory products. The average investment advisory fee was unchanged in the fiscal year ended January 31, 2025, compared to the prior year.
Other Revenue
Other revenue decreased by approximately $1.0 million, or 16%, for the fiscal year ended January 31, 2025, compared to the prior year. The decline in other revenue was primarily due to the decline in net interest margin revenue. A strategic decision was made in June 2024 to reduce the client borrowing rate for PLOC. This decision, unrelated to the interest rate environment, resulted in a decline in net interest margin revenue for the fiscal year ended January 31, 2025, compared to the prior year.
For the fiscal years ended January 31, 2024 and 2025, the average margin lending rates ranged from 7.33% to 8.94% and 5.41% to 8.20%, respectively, while the funding costs incurred under our lending arrangement with RBC Clearing & Custody ranged from 5.59% to 6.99% and 5.41% to 6.42%, respectively. New loan originations totaled $212.2 million for the fiscal year ended January 31, 2025, compared to $111.8 million for the prior year, with repayments totaling $169.1 million for the fiscal year ended January 31, 2025, compared to $165.9 million for the prior year. There were no loan write-offs for either year.
Total Costs and Operating Expenses

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Cost of revenue	$22,898	$30,964	$8,066	35%
Product development	57,558	64,515	6,957	12%
General and administrative	23,766	29,092	5,326	22%
Marketing	21,150	52,196	31,046	147%
Operations and support	9,767	10,619	852	9%
Total costs and operating expenses	$135,139	$187,386	$52,247	39%
Cost of Revenue
Cost of revenue increased by $8.1 million, or 35%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to:
•an increase of $5.2 million in cash management costs to $15.2 million for the fiscal year ended January 31, 2025, driven largely by an increase of $4.7 million in the amount paid to a third party for the administration of our cash sweep program, compared to $10.0 million for the prior year. The increase in cash management costs was primarily due to increased cash assets held by clients in the cash sweep program;
•an increase of $2.0 million in brokerage platform fees to $7.7 million for the fiscal year ended January 31, 2025, driven largely by an increase of $0.8 million of money movement fees, $0.4 million of IRA custodial and tax reporting fees, $0.3 million of clearing and execution fees, $0.3 million of client identification program costs, and $0.2 million of regulatory fees, compared to $5.7 million for the prior year. The increases in brokerage platform costs were primarily due to an increase in clients, accounts and money movement volumes; and

•an increase of $0.8 million in other cost of revenue to $8.0 million for the fiscal year ended January 31, 2025, compared to $7.2 million for the prior year due primarily to increased data costs and amortization of internally developed software.
See the section titled “—Components of Operations—Costs and Operating Expenses” for additional information.
Product Development
Product development expenses increased by $7.0 million, or 12%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to an increase of $6.3 million in personnel-related expenses due to increased headcount, which reflected a $1.4 million decrease in stock-based compensation. Upon the closing of this offering, we expect to recognize a significant non-cash cumulative stock-based compensation charge for RSUs for which the service-based vesting condition has been satisfied. We also expect stock-based compensation to increase annually thereafter. See the section titled “—Results of Operations—Common Stock Valuations” for additional information.
General and Administrative
General and administrative expenses increased by $5.3 million, or 22%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to an increase of $4.0 million in professional fees.
Marketing

	Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Performance and brand advertising	$6,987	$30,953	$23,966	343%
Client referral costs	9,488	12,799	3,311	35%
Personnel-related costs	3,496	4,284	788	23%
Other marketing	745	3,619	2,874	386%
Allocated overhead	434	541	107	25%
Total	$21,150	$52,196	$31,046	147%
Marketing expenses increased by $31.0 million, or 147%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to an increase of $27.3 million in advertising expenses, including performance and brand advertising, and an increase of $3.3 million in client referral expenses. Additionally, other marketing increased $2.9 million primarily due to consulting costs related to a brand awareness campaign.
Operations and Support
Operations and support expenses increased by $0.9 million, or 9%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was due to an increase of $0.9 million in personnel-related expenses due to increased headcount.
Interest Expense

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Interest expense	$2,000	$2,810	$810	41%
Interest expense increased by $0.8 million, or 41%, for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to the increase of the interest rate for the Bridge Loan.

Other Expense (Income), Net

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Other expense (income), net	$986	$(20,566)	$(21,552)	NM
______________
NM - Not Meaningful
Other expense (income), net increased by $21.6 million for the fiscal year ended January 31, 2025, compared to the prior year. The increase was primarily due to an increase of $19.4 million in fair value change in convertible note, warrant liabilities, and SAFEs, and an increase of $2.3 million in dividend income from corporate cash swept into a money market fund. For additional information regarding the fair value change for each of the convertible note, warrant liabilities, and SAFEs, refer to Note 7. — Financing Activities and Note 11. — Warrants to our consolidated financial statements included in this prospectus.
Provision for (Benefit From) Income Taxes

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Provision for (benefit from) income taxes	$1,623	$(55,218)	$(56,841)	NM
Effective income tax rate	2.2%	(39.8)%
______________
NM - Not Meaningful
Provision for (benefit from) income taxes decreased by $56.8 million for the fiscal year ended January 31, 2025, compared to the prior year, primarily due to the release of the $80.2 million valuation allowance on our U.S. federal and state deferred tax assets, leading to a decrease of $43.3 million in deferred federal tax expense and a decrease of $16.9 million in deferred state tax expense. For additional information, refer to Note 14. — Income Taxes to our consolidated financial statements included in this prospectus.
Liquidity and Capital Resources
Since inception, we have financed operations primarily through issuances of redeemable convertible preferred stock, borrowings from credit facilities, and cash flow from operating activities.
As of January 31, 2025, our primary sources of liquidity were our unrestricted cash and cash equivalents of $142.9 million.
As of January 31, 2025, we were party to a credit agreement with a third-party financial institution to provide a revolving line of up to $50.0 million with a maturity date of October 30, 2025 (the “Revolver”). The Revolver was not drawn on during the fiscal year ended January 31, 2025.
Based on our current level of operations, we believe our available cash and cash provided by operations will be adequate to meet our future liquidity needs for at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including, but not limited to our growth, our ability to attract and retain platform assets, efforts to develop and improve our platform, the growth of new and existing products, marketing activities, potential merger and acquisition activity, and other strategic initiatives.
Borrowings
Bridge Loan
In January 2022, we entered into a loan agreement with an investor and member of our board of directors to borrow up to $20.0 million (“Bridge Loan”). We borrowed $10 million under the Bridge Loan in each of January 2022 and March 2022 for a total of $20 million. Borrowings under the Bridge Loan agreement accrued simple interest on the outstanding amounts at an interest rate of 10.0% per annum, based upon a year of 365 days and actual days elapsed. The Bridge Loan agreement was amended in August 2023 to extend the maturity date from April 2, 2024 to September 30, 2025 and allow for interest to accrue on the outstanding balance of the Bridge Loan as of April 3, 2024 at a rate of 12.5% per annum, compounded annually from April 3, 2024 until September 30, 2025. The Bridge Loan was paid off in full in November 2024.
Convertible Note
In September 2022, we issued a convertible note of $69.7 million. The convertible note had a three-year term and a maturity date of September 2, 2025. The convertible note accumulated interest at an annual interest rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 9.0% per annum, which was compounded annually based on a 360-day year of twelve 30-day months. Interest was payable semi-annually in arrears either (i) in cash or (ii) by increasing the principal amount of the convertible note by the amount of such interest (with such increased amount thereafter accruing interest as well) on each interest payment due date. The convertible note was exchangeable for redeemable convertible preferred stock at the option of the noteholder prior to the repayment of the convertible note. The convertible note was convertible into the number of shares obtained by dividing (a) the repayment amount by (b) the conversion price of $9.54. The convertible note was paid off in full in March 2024.
Revolving Line of Credit
On October 31, 2024, we entered into the Revolver. Interest accrued on the outstanding principal balance is at (i) the base rate, plus 1.0% per annum or (ii) Adjusted Daily Simple SOFR, plus 2.0% per annum. The base rate is defined as the highest of (i) the Prime Rate; (ii) the Federal Funds Rate, plus 0.50%, and (c) Adjusted Daily Simple SOFR plus 1.00%, and is payable on a monthly basis. The Revolver was not drawn on during the fiscal year ended January 31, 2025.
Cash Flows
The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Fiscal Year Ended January 31,
(in thousands, except percentages)	2024	2025	$ Change	% Change
Net cash provided by operating activities	$72,918	$123,150	$50,232	69%
Net cash used in investing activities	(5,163)	(5,843)	(680)	13%
Net cash used in financing activities	(39,499)	(58,546)	(19,047)	48%
Operating Activities
Cash provided by operating activities was $72.9 million for fiscal 2024, primarily due to the net income of $77.0 million and non-cash adjustments of $27.2 million offset by $12.2 million interest paid on convertible note and $19.1 million of changes in operating assets and liabilities. Non-cash adjustments of $27.2 million primarily reflect stock-based compensation, depreciation and amortization, non-cash lease expense, and fair value changes. Changes in operating assets and liabilities of $19.1 million were primarily due to a $9.3 million increase in accounts receivable and $7.5 million decrease in due to clients. The increase in accounts receivable was primarily due to the increase in cash account and investment advisory fees earned from the growth in platform assets. The decrease in due to clients is related to the timing of cash received by the clearing firm or held in the bank account for the client’s benefit at period end. This cash has not yet been directed towards client investment or cash management, or is pending withdrawal.

Cash provided by operating activities was $123.2 million for fiscal 2025, primarily due to the net income of $194.4 million, offset by non-cash adjustments of $54.2 million, $7.1 million interest paid on convertible note and related-party long-term debt, and $10.0 million of changes in operating assets and liabilities. Non-cash adjustments of $54.2 million primarily reflect the release of our valuation allowance on all of our historical net deferred tax assets, fair value changes, stock-based compensation, depreciation and amortization, and non-cash lease expense. Changes in operating assets and liabilities of $10.0 million were primarily due to an $8.9 million increase in accounts receivable. The increase in accounts receivable was primarily due to the increase in cash account and investment advisory fees earned from the growth in platform assets.
Investing Activities
Cash used in investing activities was $5.2 million and $5.8 million for the fiscal years ended January 31, 2024 and 2025, respectively, primarily due to capitalized internally-developed software of $4.7 million and $5.3 million, respectively.
Financing Activities
Cash used in financing activities was $39.5 million for the fiscal year ended January 31, 2024, primarily due to repayment of our outstanding borrowings of $40.6 million.
Cash used in financing activities was $58.5 million for the fiscal year ended January 31, 2025, primarily due to repayment of our credit facilities of $49.1 million and repurchase of common stock of $37.0 million, partially offset by proceeds from reissuance of treasury stock of $22.7 million.
Regulatory Capital Requirements
One of our subsidiaries, Wealthfront Brokerage LLC (“Wealthfront Brokerage”), is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and the Financial Industry Regulatory Authority, which requires the maintenance of minimum net capital, as defined in SEC Rule 15c3-1. Net capital and the related net capital requirements may fluctuate on a daily basis. Wealthfront Brokerage computes net capital under the alternative method as permitted by SEC Rule 15c3-1. Under the alternative method, Wealthfront Brokerage is required to maintain minimum net capital equal to the greater of $250,000 or 2.0% of aggregate client debits (e.g. client-related receivables) as computed per Rule 15c3-3’s reserve formula. As of January 31, 2025, Wealthfront Brokerage net capital was $97.2 million, which exceeded the alternative method minimum net capital requirement by $94.7 million.
Contractual Obligations
Leases
Our principal contractual obligations as of January 31, 2025 include payments on minimum lease payments for operating leases. See Note 6. — Leases to the consolidated financial statements included in this prospectus. As of January 31, 2025, the total future minimum lease payments for operating leases was $14.6 million.
Purchase Commitments
We also enter into guarantees and other similar arrangements in the ordinary course of business. For information on these arrangements, see Note 8. — Commitments and Contingencies to the consolidated financial statements included in this prospectus. As of January 31, 2025, our non-cancelable purchase commitments primarily relate to our cloud computing services consisting of total future minimum service payments of $14.2 million.

Off-Balance Sheet Arrangements
We did not have, and we do not currently have, any off-balance sheet financing arrangements, as defined in Regulation S-K, during the periods presented that have or are reasonably likely to have a current or future material effect on our financial condition, changes in our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Recent Accounting Pronouncements
See Note 2. — Summary of Significant Accounting Policies to the consolidated financial statements included in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP.
GAAP requires us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, anticipated future trends, and other assumptions we believe to be reasonable under the circumstances. Because these accounting policies require significant judgment, our actual results may differ materially from our estimates.
We believe that of our significant accounting policies, which are described in Note 2. — Summary of Significant Accounting Policies to the consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial statements.
Common Stock Valuations
Prior to this offering, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards are approved. These factors include, but are not limited to:
•contemporaneous valuations of common stock performed by unrelated third-party specialists;
•the rights, preferences, and privileges of redeemable convertible preferred shares relative to common stock;
•the prices paid for common or convertible preferred stock sold to third-party investors by us or existing stockholders and in secondary transactions for shares repurchased by us in arm’s-length transactions, including any tender offers;
•the lack of marketability of common stock;
•our actual operating and financial performance and estimated trends and prospects for our future performance;
•our stage and development of our business;
•the hiring of key personnel and the experience of our management;
•the likelihood of achieving a liquidity event, such as an IPO or sale of our company, given prevailing market conditions;

•the market performance of comparable publicly traded companies; and
•general U.S. and global economic conditions.
To evaluate the fair value of the underlying common stock for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares.
In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that we may generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date, adjusted to reflect the inherent risks in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and may also include backsolves, which infers our value from recent financing rounds or tender offers. From these comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate its value.
For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the common stock using either the option-pricing method (“OPM”), or a hybrid of the probability-weighted expected return method (“PWERM”) and OPM methods. The OPM is based on the Black-Scholes-Merton option pricing model, which identifies a range of possible future outcomes, each with an associated probability. This method is appropriate when the range of possible future outcomes is difficult to predict, resulting in highly speculative forecasts. PWERM involves a forward-looking analysis of potential future outcomes for the enterprise, including an IPO and other market-based outcomes. After determining and allocating the equity value to the various classes of securities, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of our common stock. The DLOM reflects the theory that private company stockholders have limited opportunities to sell their stock, and any such sale would involve significant transaction costs, thereby reducing the overall fair market value.
In addition, we also considered any secondary transactions involving our capital stock. In evaluating those transactions, we took into account the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
The application of these approaches and methodologies involves the use of highly complex and subjective estimates, judgments, and assumptions, such as those regarding our expected future revenue, expenses, and cash flows; discount rates; market multiples; the selection of comparable public companies; and the probability and timing of possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a significant impact on the valuation of our common stock.
For valuations after the closing of this offering, our board of directors will determine the fair value of each share of our common stock based on the closing price of our common stock on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Upon the closing of this offering, we expect to recognize a significant non-cash cumulative stock-based compensation charge for RSUs for which the service-based vesting condition has been satisfied. Based on the RSUs outstanding as of               , we expect to recognize approximately $          million of stock-based compensation expense upon the consummation of this offering. We expect to recognize the remaining unrecognized non-cash compensation expense for RSUs that were outstanding as of the closing of this offering ratably as the service-based vesting condition is satisfied. Based on the stock-based awards granted as of                , we expect to recognize approximately $          million and $          million of stock-based compensation expense for the remainder of the years ending January 31, 2026 and 2027, respectively. For RSUs and other stock-based awards granted after the closing of this offering, we expect to record stock-based compensation expense ratably over the requisite service period.
Based upon an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of January 31, 2025 was $          million, of which $          million related to vested stock options and $          million related to unvested stock options, and the aggregate intrinsic value of RSUs outstanding as of January 31, 2025 was $          million. In addition, we granted RSUs settleable for           shares of our common stock subsequent to January 31, 2025.
Convertible Note Valuations
As permitted under the Accounting Standards Codification 825, Financial Instruments, we elected to account for the convertible note at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value were recorded within other expense (income), net in our consolidated statements of operations. Changes in fair value due to instrument-specific credit risk were immaterial for the years ended January 31, 2025 and 2024. As a result of electing the fair value option, direct costs and fees related to the convertible note were expensed as incurred.
The fair value of the convertible note was determined using the bond plus call framework. The framework consists of: (a) a bond component—the payoff akin to a straight debt and (b) a call component—the payoff over and above the bond component.
The fair value of the convertible note used inputs such as:
•estimates for the credit spread;
•fair value of our Series H-1 redeemable convertible preferred stock;
•the volatility of our Series H-1 redeemable convertible preferred stock;
•the time to expiration of the convertible note, and;
•the risk-free interest rate for a period that approximates the time to expiration.
The credit spread was estimated using movement in market benchmark indices data and the implied discount rate as of the issuance date.
The fair value and class volatility of Series H-1 redeemable convertible preferred stock was estimated by interpolating from the respective 409A analyses performed close to the valuation analysis.
The risk-free interest rate was determined by reference to the U.S. Treasury yield curve in effect at the time of measurement for time periods approximately equal to the time to expiration/prepayment.
The assumptions used in determining the fair value of the convertible note represented reasonable estimates, but the estimates involved inherent uncertainties and the application of judgment. As a result, if factors changed and we used significantly different assumptions or estimates, the change in the fair value of the convertible note recorded to other expense (income), net could be materially different. We performed a sensitivity analysis that considered a hypothetical 5% change in specific assumptions, and based on our assessment, we have determined that such movement would not have a material impact on our operating results.

Quantitative and Qualitative Discussions of Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. Information relating to quantitative and qualitative disclosures about these market risks is described below.
Interest Rate Risk
Our cash and cash equivalents as of the fiscal year ended January 31, 2025, were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. A hypothetical 100 basis point increase or decrease in interest rates would not have a material effect on our financial results.
Future borrowings under our credit facility will bear interest based on an applicable margin over underlying index rates. Because the interest rates applicable to borrowings under the credit facility are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.
Market-Related Credit Risk
We are indirectly exposed to equity securities risk in connection with securities collateralizing margin loan receivables, as well as risk related to our securities lending activities. We manage risks associated with margin activities by requiring clients to maintain collateral in compliance with internal and, as applicable, regulatory guidelines. We monitor required margin levels daily and require our clients to deposit additional collateral, or to reduce positions, when necessary. We continuously monitor client accounts to detect increased risk to us.
We manage risks associated with our securities lending activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary.
JOBS Act Accounting Election
We are an EGC, as defined in the JOBS Act. The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS
Company Overview
We’re a different kind of FinTech. We are a technology company that built a financial solutions platform for “digital natives,” defined as those born after 1980 (i.e., Millennials, Gen Z, and later generations). Our platform is designed to address the needs of the wealth builders within these generations. We have differentiated, trusted relationships with our clients due to our unique and fundamentally aligned incentives. Simply put, we succeed because our clients succeed.
We were among the first digital-only financial solutions platforms,17 and we pioneered using automation to offer low-cost diversified portfolios. We built our platform using software to deliver our solutions quickly, conveniently, and at low cost. These principles align with the preferences of digital natives, who use digital platforms for the vast majority of their everyday services ranging from entertainment and commerce to food delivery and ride sharing. Our technology-driven financial solutions help clients turn savings into long-term wealth. Our broad suite of products, including cash management, investment advisory, borrowing and lending, and financial planning solutions, address the diverse financial needs of our clients regardless of the economic environment.
We believe the opportunity we are pursuing is unique and massive.18 Digital natives are entering the prime wealth accumulation phase of their lives and are expected to be the wealthiest generations ever. According to a study we commissioned from Oxford Economics, the wealth of digital natives is estimated to grow at an annual rate of 11.3% from $12 trillion in 2022 to $140 trillion in 2045. During the GFC, digital natives lost trust in traditional financial institutions which they blamed for high unemployment and an economic downturn. Meanwhile, they embraced and became increasingly empowered by technology through intuitive, mobile, and software-focused experiences. This backdrop created an opportunity for Wealthfront to disrupt traditional brick-and-mortar, in-person, and high-cost financial product experiences.
Our clients are primarily digital-native high earners who prioritize savings and wealth accumulation. Since inception, our assets have grown in-line with the wealth accumulation of these generations. As of January 31, 2025, we had over 1.2 million funded clients, and $80.2 billion in platform assets. Digital natives typically have large liquid savings with long time horizons ahead, and they are undeterred by corrections and bear markets. Clients typically come to Wealthfront seeking a specific solution and, as our trust-based relationship deepens, we gain insights into their evolving needs, in many cases through the data associated with third-party financial accounts they link to our financial planning software. Client engagement and feedback drive our product-led growth strategy and business flywheel. This continuous feedback loop constantly optimizes our platform for our clients’ evolving needs, fueling our historical organic growth. Over the past two fiscal years, over 50% of new clients were referred by existing clients and our annual client retention rate was approximately 95% for each of fiscal 2024 and fiscal 2025.
We are led by a technically proficient management team, including our CEO, who served as our CTO for many years. We built our products on a proprietary technology infrastructure. We have a strong, somewhat contrarian preference for building over buying or partnering. This allows us to automate to an extent not seen in the industry. Automation not only allows us to launch and iterate products faster, lower costs to clients, and offer a better overall client experience, but also lowers our cost of support. Automation is a core principle underpinning everything we do—the way we design our products, organize our company, and foster employee culture.
Our business model is designed to optimize for our clients’ success. Our focus on delivering fully automated services results in being one of the lowest cost producers in each category in which we participate. We share the savings directly with our clients, significantly reducing their fees, improving their financial outcomes, and enhancing their trust in us. This trust leads clients to add more money to our
17 Based on multiple industry sources, we are commonly cited as being one of the first platforms to provide algorithmic investment services.
18 See the section titled “—Our Opportunity” for additional information regarding our market opportunity.

platform as they save, adopt new products and refer their friends. Our cost structure and our organic growth are business model advantages, and have enabled us to achieve our historic profitability, which allows us to further invest in our platform. Reinvesting in our platform drives further automation and powers the continuous cycle of our flywheel.
We seek to make money with, not from, our clients along their wealth accumulation journey. The alignment of incentives helps retain clients and drives more predictability in our business, as our clients trust us with an increasing amount of their wealth and adopt more than one product.
Since inception, we have experienced significant growth. We rapidly scaled our number of clients and platform assets, all while sustaining high retention rates. Our platform assets increased from $57.6 billion as of January 31, 2024 to $80.2 billion as of January 31, 2025, representing 39% year-over-year growth. We generated total revenue of $216.7 million in fiscal 2024 and $308.9 million in fiscal 2025, representing year-over-year growth of 43%. We generated net income of $77.0 million in fiscal 2024 and $194.4 million in fiscal 2025, representing a net income margin of 36% and 63%, respectively. Our Adjusted EBITDA was $103.0 million in fiscal 2024 and $142.7 million in fiscal 2025, representing an Adjusted EBITDA margin of 48% and 46%, respectively. Net income for fiscal 2025 included a total tax benefit for the year of $55.2 million due to the one-time deferred tax benefit of $80.2 million, resulting primarily from the release of the full valuation allowance on our historical net deferred tax assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP.
Industry Background
Introduction
The financial services industry has predominantly focused on the needs, preferences, and behaviors of older generations which has helped propel them into becoming the wealthiest generations ever. However, we believe that the rapidly growing wealth of digital-native generations presents a challenge to the traditional financial platforms due to their notably different preferences and financial priorities than the preceding generations. Digital natives, who are poised to overtake Baby Boomers and Gen X to become the largest and wealthiest generations of all time, are not sufficiently served by legacy platforms.
Industry Conditions Before the Global Financial Crisis of 2007-2009
For decades, most incumbent financial providers have focused on older generations of clients in the wealth preservation phase of their lives. Their products were inaccessible for the population of younger consumers in the wealth accumulation phase of their lives due to high account minimums or inadequately addressed needs due to poor software user experiences. Additionally, incumbent platforms operate business models that prioritize personalized investment management services to clients who prefer relationships with a dedicated, often in-person financial advisor or team. Previous generations view human advisors as a necessity, both as a means to manage investment portfolios, and as relationship managers to dutifully steward them through varying market environments.
We believe this model of financial management is ill-suited to meet the needs of emerging generations who are currently in, or are entering, the wealth accumulation stages of their financial lives. Legacy personal relationship-based platforms were built to serve the needs of older generations, with a particular set of preferences and goals. As the demand for new financial solutions increased with the emergence of digital-native generations, institutions have failed to innovate. Incumbent financial institutions are simply not designed to support newer generations in their wealth accumulation journeys.

Paradigm Shift in the Financial Services Industry
We believe that the GFC caused a paradigm shift. Through the economic turmoil of that time, a new generation of investors witnessed the severe economic hardships that were created largely as a result of the incumbent financial system. The new generation that grew up in a post-GFC world witnessed the impact of a failing system on their family and friends, from loss of wealth to housing instability. The GFC became the catalyst that drove younger generations to demand new products, services, and companies, all built on the key principle that they felt was sorely lacking in the incumbent system: trust.
The rapid advance of innovation in internet-based technology platforms in the post-GFC world had dramatic implications across the global economy. From media to transportation, education to manufacturing, and hospitality to healthcare, software and digitization disrupted legacy industries profoundly and rapidly, solving many of the key pain points that historically restrained their growth, particularly among younger consumers. Like these other industries, financial services experienced its own technology-driven evolution. One critical innovation during this time was creation of automated investing solutions (colloquially known as “robo-advisory” services), through which software is deployed to manage investment portfolios of clients, without the need of a human advisor. Automated investing lowered barriers to entry for a new generation of consumers while also solving the key pain point in the legacy system—lack of trust—by removing the potential issues that arise from relying on human advice.
Distinct Preferences of Emerging Generations
Digital natives are less trusting of traditional financial providers than previous generations, driven by a concern over lack of transparency and a post-GFC unease that these institutions do not put their clients first. According to Capgemini Research Institute, an in-house think-tank for the global consulting firm, 81% of younger investors are likely to leave their parents’ financial advisors after inheriting their parents’ wealth, and younger generations are more likely to use digital advisory services compared to older generations. Technology has allowed new financial providers to create platforms that close the perception gap with younger investors, which has increasingly both captured market share from incumbent institutions and contributed to the growth of the market itself.
Digital natives prioritize seamless digital and mobile experiences over in-person interactions and expect personal financial management to be no different. Distinct from their parents, digital-native generations prefer to conduct their commercial activities exclusively through digital channels. According to Investopedia’s 2023 Robo-Advisor Consumer Survey, 86% of people who use a digital advisor are in their 20s to 40s, compared to 14% who are in their 50s to 70s, reflecting a notable shift in preferences between generations. Technological advancement has empowered a new generation of consumers to truly own their financial decisions without the need for personal interaction with an advisor.
Financial self-sufficiency by digital natives is fueled both by technology and by the internet-driven proliferation of financial knowledge. Equipped with this financial knowledge, younger generations expect to earn more from their assets relative to the fees they pay. The industry average advisory fee of 1% of assets under management per year is difficult to justify without a very significant increase in after-tax returns.
Incumbent Financial Institutions and the Innovator’s Dilemma
Incumbent financial institutions justifiably focus on serving their older, wealthy clients because they are the most profitable for those firms. However, the need to serve these clients with high-touch business models makes it very difficult for them to create low-cost self-service financial products for digital natives because that could cannibalize their existing successful businesses. This is classically known as an “innovator’s dilemma.” For example, banks are heavily reliant on fees (e.g., overdraft fees, ATM fees, advisory fees) to economically justify their branch networks. Just as Blockbuster’s reliance on late fees and physical stores made it resistant to the simpler, more convenient, and lower-cost streaming model, traditional banks’ reliance on unpopular fees and branches makes them vulnerable to branchless, low-fee digital challengers.

Digital Natives Wealth Opportunity
We define digital natives as the generations born after 1980. This definition encompasses a wide range of the consumer population—approximately 190 million people in the United States, according to 2023 data from the U.S. Census Bureau. Digital natives are in the prime wealth accumulation phase of their lives, and are projected to be the wealthiest generation in history. Their wealth is projected to grow from $12 trillion in 2022 to $140 trillion by 2045. Similar to earlier generations, a majority of the wealth will be held by less than half of these generations—those who are likely to be higher earning knowledge workers and who are net savers focused on wealth accumulation.
We expect digital natives will primarily accumulate wealth through earnings growth as they advance in their careers. While the median household net worth in 2022 was approximately $39,000 for those under the age of 35, median household net worth was approximately $135,600 for those between the ages of 35 and 44, according to the Federal Reserve. Further, the median household net worth of 55 to 64 year olds—the age Millennials will be in 2045—was approximately $365,000 in 2022, demonstrating the wealth potential of digital natives. Tech-enabled platforms are best positioned to take advantage of this unprecedented growth trajectory.
Our Opportunity
Digital Natives Are in the Wealth Accumulation Phase of Their Lives
By targeting digital-native generations, we have the opportunity to serve a large market that represented $16 trillion in 2024, or approximately 10% of the U.S. household wealth according to the Federal Reserve. According to the Federal Reserve, the share of household wealth held by the top 20% of earners in a generation has steadily increased from approximately 60% in 1989 to consistently over 70% since 2014. Our clients tend to be knowledge workers at the higher end of the earnings scale within their generation and therefore we estimate that the size of our serviceable market was over $11 trillion at the end of 2024.
Furthermore, according to Oxford Economics, digital native households’ net wealth is expected to grow by more than 11% annually over the next two decades, reaching $140 trillion in 2045. Wealthfront is purpose built to grow with digital natives during this period of unprecedented wealth accumulation.

Digital Natives Are Prioritizing Saving Earlier in Life and at a Higher Rate
Digital natives have demonstrated a stronger savings trend compared to previous generations. According to Oxford Economics, digital natives’ savings rate over the past decade exceeded the national average by 4.9 percentage points, compared to the 2.5 percentage point difference for Baby Boomers during the equivalent 10-year span of their lives. Their projections indicate that digital natives will further outpace the national average savings rate as they enter their highest earning years, peaking at a 14 percentage point difference around age 50.
This prioritization of savings has resulted in wealth generation for digital natives that has exceeded that of preceding generations. Millennials and Gen Z are accumulating wealth at a faster pace than Baby Boomers and Gen X, starting at around the age of 30.
This unprecedented focus on savings and long-term wealth accumulation has enabled digital-native generations to eclipse preceding generations in terms of inflation-adjusted household wealth at an average age of 34. We expect this gap to grow larger as tech-enabled financial solutions help digital natives better understand and achieve their financial goals.
Our Strategic Focus on These Generations Has Allowed Us to Grow with Our Clients
Our growth has closely tracked the financial maturation of digital natives, reflecting the resonance of our platform with their evolving needs. We have optimized our product, development, brand, and service model to exceed the expectations of these generations. Since inception, platform assets have grown in parallel with the overall net worth of digital-native generations, demonstrating our fundamental alignment with their financial progress.

Platform Expansion Will Continue to Grow Our Opportunity with Digital Natives
According to a 2024 U.S. consumer research study published by FIS, a financial technology company, 42% of Millennials report that they hold their funds in traditional bank checking accounts, rather than placing their hard-earned wealth into higher yielding products that can help build their wealth.Through our compelling suite of products and services—offered via our core client base’s preferred digital and mobile channels—Wealthfront has been able to successfully attract assets that were previously held at traditional banks. In fiscal 2025, clients transferred over $40 billion of assets via ACH to Wealthfront, a 34% increase from the prior year. The majority of these assets, funding both cash management and investment advisory products, were transferred from accounts at U.S. banks, highlighting the appeal of our platform over legacy alternatives.
We will deepen our engagement with digital natives by offering new products tailored to their current and future needs. As a product-led, technology-driven platform, our strategic goal is to continue to expand our product suite to offer compelling solutions to our clients at each stage of their financial and personal lives. Among the products we contemplate developing over time are mortgage products and additional credit and investment products.
Our Clients
We built Wealthfront to evolve with our clients.
Our clients are primarily digital-native wealth builders who started saving early in life and at a high rate. They are focused on long-term investing principles, even during periods of market volatility. We support our clients through every stage of life, from early career to major life milestones. Our products and offerings evolve with their needs, offering increasingly sophisticated financial solutions over time, such that our clients don’t feel the need to leave our platform. For each of fiscal 2024 and fiscal 2025, our annual client retention rate was approximately 95% and our annual net revenue retention was greater than 120% for each of the last eleven fiscal years.
Our Clients Are High Earning Net Savers and Wealth Builders
As of January 31, 2025, we had over 1.2 million funded clients who on average reported earning approximately $165,000 per year. This compares to the average earnings of U.S. employees of approximately $64,000 per year reported by the U.S. Bureau of Labor Statistics as of May 2025.
Our Clients Are in the Wealth Accumulation Phase of Their Lives
As of January 31, 2025, approximately 76% of our individual funded clients were born after 1980 and the average age of our funded clients was approximately 38 years old.

Gen Z has increasingly contributed to more of our client base over time.
Since 2022, the average age of clients with cash management accounts has declined with each annual cohort.
Our clients are approaching their peak earning years and have decades of upcoming financial decisions to make, such as buying homes, saving for their children’s college tuitions, or planning for retirement.
Our Clients Embrace New Technology and Digital Platforms
Our clients have different preferences than previous generations. They are predisposed to a “there’s an app for that” mindset, and expect to be able to access any service seamlessly through digital or mobile channels. They have these same expectations for consumer financial services, and look to solve their needs with technology as their first choice. Accordingly, we are well positioned to capture the growth of their wealth over the long term.
Our Clients Have Long-Term Investing Mindsets, Even During Periods of Market Volatility
During periods of challenging equity markets, our clients typically increase their contributions to our platform. Even in times of negative investment performance, we do not typically see net withdrawals from investing accounts. By adopting Wealthfront, our clients have opted into a passive investment strategy and, thus, adverse market performance does not result in client attrition.
Throughout our history, we have successfully navigated diverse periods of economic uncertainty. This includes four equity market corrections, two of which resulted in sustained bear markets:
•In 2015, doubts about the growth and health of the Chinese economy triggered fears of a potential global economic slowdown;
•In 2018, the market experienced a correction and subsequent bear market when rising interest rates and fears of escalating trade tensions between the United States and other countries led to concerns about economic growth, leading to a decline in the S&P 500 of approximately 20% from September to December 2018;
•In March 2020, the declaration of a global pandemic resulted in widespread economic shutdowns and an approximately 30% drop in the S&P 500; and
•In late February 2025, the announcement of tariffs and the potential for a trade war, higher-than-anticipated inflation data, and a sharp repricing of interest rate expectations led to an approximate 10% decline in the S&P 500.
We have also effectively managed multiple periods of interest rate volatility, including:
•In 2013, comments from the then-Federal Reserve Chairman, Ben Bernanke, regarding the potential tapering of asset purchases led to a sharp rise in interest rates, causing market volatility as investors reassessed the implications for future monetary policy;
•Between 2015 and 2018, the Federal Reserve’s gradual increases in interest rates, intended to normalize monetary policy in the wake of the financial crisis, created fluctuations in bond yields and equities as investors adjusted to higher borrowing costs;
•In March 2020, the Federal Reserve’s emergency rate cuts to combat the economic fallout from the pandemic resulted in substantial interest rate volatility; and
•Throughout 2021 and 2022, rising inflation expectations and supply chain disruptions in the wake of the COVID-19 pandemic, led to fears of tighter monetary policy. As the Federal Reserve signaled a shift to combat inflation, interest rate volatility increased as markets anticipated rate hikes.
•Beginning in March 2022, as inflation proved much less transitory than initially expected, the Federal Reserve initiated a series of aggressive interest rate hikes to combat surging inflation, reaching levels not seen since 2007. Despite these efforts, inflation remained remarkably stubborn, leading to an extended period of elevated interest rates as the Federal Reserve sought to rein in persistent price increases.
Despite shifting macroeconomic conditions, our cash management and investing assets have demonstrated mostly consistent, continuous growth and have provided a natural hedge, allowing the business to maintain resilience during extraordinary events. This resilience was particularly evident during the market downturn in March 2020 following the onset of the COVID-19 pandemic.
During this period, the Federal Reserve implemented emergency rate cuts, bringing the Federal Funds rate to 0%, a level last seen during the GFC. Concurrently, the declaration of a global pandemic led to widespread economic shutdowns and an approximately 30% decline in the S&P 500. Shortly thereafter, our cash management assets experienced a sharp but brief decline from $8.3 billion as of February 29, 2020 to $2.4 billion as of April 30, 2022. However, the subsequent zero interest rate policy, along with other fiscal and monetary actions, contributed to a market rebound. Starting in April 2020, our platform assets recovered swiftly as clients made elevated levels of net deposits into investment advisory accounts. This, combined with market appreciation, enabled our platform assets to recover to their previous high watermark in less than 13 months.
Beginning in March 2022, as inflation proved more persistent and less transitory than the Federal Reserve initially anticipated, the Federal Reserve initiated a series of aggressive interest rate hikes, reaching levels not seen since 2007. This action contributed to the S&P 500 entering a bear market, which caused a decline in our investment advisory assets. Conversely, our cash management assets experienced significant growth during this period from $2.4 billion as of April 30, 2022 to over $46 billion as of July 31, 2025 due to the extended period of elevated interest rates. This growth was further supported by feature enhancements to our cash management accounts, including the addition of program banks, which increased the overall level of pass-through FDIC insurance. These factors allowed cash management assets to remain resilient and grow during the elevated interest rate environment beginning in 2022 and through the financial instability following the failure of Silicon Valley Bank and the collapse of First Republic Bank in 2023.
Our Clients Establish Long-Term, Recurring Relationships with Wealthfront
We build long-term relationships with our clients. As of January 31, 2025, more than 19% of clients had recurring or direct deposits. As our clients’ net worth continues to accumulate, we continue to capture a larger portion of their income. For the fiscal quarter ended January 31, 2025, the average monthly recurring deposit amount per client with one or more deposits deemed recurring in that month was over

$2,600. This compares to the fiscal quarter ended April 30, 2020, during which the average monthly recurring deposits per client with one or more deposits deemed recurring in that month was $923. The increasing recurring deposits demonstrate the trust clients place in Wealthfront’s platform. The longevity of our client relationships is due to the trust we establish with clients.
Our Clients Have Evolving Financial Needs
We continuously evolve our platform to meet the complex and evolving needs of our clients. Client attrition due to product limitations or a desire for more sophisticated offerings is minimal. As of January 31, 2025, we had over 160,000 clients with at least $100,000 of platform assets and over 8,000 clients with at least $1 million of platform assets. Our clients choose Wealthfront because our digital client experience offers what we believe to be attractive net-of-fee returns and yield on cash as well as fast and free money movement. In addition, our clients have the opportunity to benefit from our automated tax-loss harvesting to achieve tax savings. Drawn to our technology-first platform and trust-driven, transparent low fee structure, these individuals graduate to and actively choose Wealthfront as an aligned financial partner. They prefer direct interaction with financial technology through our digital interface over traditional human advisors, regardless of their personal wealth. For each of the last eleven fiscal years, our annual net revenue retention was greater than 120%, which implies that our largest clients not only continue to stay on Wealthfront but also consistently add to their accounts. In fact, our clients with over $100,000 of platform assets have a higher retention rate than those with less than $100,000 of platform assets.
Our Platform
Wealthfront was purpose built to create a financial solution platform for digital natives. Wealthfront offers a suite of financial products that span a broad risk spectrum, designed to be exclusively delivered through web and mobile channels. Since inception, we have been extremely focused on investing in our technology. Our focus on building our own technology infrastructure enables us to ship new products faster.
We aim to build products that deliver the best possible user experience that digital natives have come to expect when interacting with technology platforms. These products and the user experience they provide are made possible by our proprietary technology infrastructure, industry partners, network of program banks, and a culture of automation that permeates our entire organization. Together, these form the core of the Wealthfront platform.
Each step of building our platform has been deliberate. We have established a diverse and comprehensive suite of financial products and a framework designed to provide superior client service, underpinned by a commitment to automation. Our product development process is iterative. We constantly build, refine, and deploy new features and products to our client base. We choose to build products which together form a coherent ecosystem of financial products, rather than a supermarket of options. We’re not in a race to recreate all financial products offered by incumbents. Instead, we design solutions to problems experienced by our clients.
Diverse Financial Products
Our products help our clients build long-term wealth on their own terms. We have built a range of cash management, investment advisory, borrowing and lending, and financial planning products to serve the diverse financial needs of our clients. Our products span a broad risk spectrum that addresses the diverse financial needs of our clients throughout economic cycles—ranging from cash management to direct stock investing. Within our suite of investment advisory products, we offer capabilities that are suited for either “delegators” who want fully managed solutions and “do it yourselfers” who want more control over individual financial decisions.
•Cash Management
We sweep clients’ cash deposits across a large number of program banks, each of which is an FDIC-insured institution, which allows us to provide clients with an industry-leading APY19 and the security of pass-through FDIC insurance.20 By sweeping to multiple program banks, we enable our clients to access up to $8 million in FDIC insurance for individual accounts and $16 million for joint accounts. We also work with two banking partners to provide our clients a range of banking features. One banking partner establishes direct banking relationships with our clients and provides services that include a Wealthfront-branded debit card, ATM network access, and mobile check deposit. The other banking partner provides limited ACH capabilities and does not have a direct banking relationship with our clients. Through our banking partners, clients enjoy instant free money movement, and a full array of fee-free, no-strings-attached checking features—all wrapped up into one label-defying package we call a Cash Account.
•Investment Advisory
Our investment advisory products are primarily premised on the belief that it is extremely difficult to outperform the market. Therefore, we advocate a passive approach to long-term investing. We
19 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.
20 Subject to FDIC rules, pass-through FDIC insurance is provided up to $250,000 for all client assets held in the same capacity at each individual program bank. By placing no more than $250,000 at up to 32 program banks, we can provide clients access to up to $8 million of federal deposit insurance across those 32 banks (i.e., $250,000 times 32) for individual accounts and $16 million of federal deposit insurance for joint accounts (i.e., $500,000 times 32).

aim to excel at the three things clients can control to reliably improve their long-term, after-tax returns21: fees, taxes, and diversification. Clients benefit from our automated tax-loss harvesting strategies that are applied to our diversified portfolios of index-based ETFs, U.S. Direct Indexing, S&P 500 Direct, and Automated Bond Portfolios. Tax-loss harvesting benefits our clients by selling a losing investment in order to allow them to claim a tax deduction,22 thus giving them the opportunity to reinvest money they did not pay in taxes. For assets held in index-based ETFs, as well as our Automated Bond Portfolios, our technology harvests losses using pairs of funds that have highly correlated risk and return characteristics. For individual stocks held directly through our U.S. Direct Indexing or S&P 500 Direct Portfolios, our systems are designed to balance loss harvesting with maintaining the characteristics of the underlying index. Additionally, we offer clients the ability to invest in automated treasury bond ladders and discover and invest in individual stocks.
•Borrowing and Lending
We offer clients with a minimum account balance of $25,000 a simple, fast, and low cost way to borrow cash against up to 30% of the securities in their eligible accounts using a PLOC. For additional information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussions of Market Risk,” “Business—Our Products” and Note 2. — Due from Clients of our consolidated financial statements included elsewhere in this prospectus.
We also enable clients to earn cash income by lending securities they own through our FPSL program. Clients can opt in or out of the FPSL program at any time. If a participating client opts in and meets our lending requirements, the client authorizes Wealthfront Advisers to lend the client’s fully paid securities to Wealthfront Brokerage, which lends such securities to unaffiliated third-party financial institutions. These loans are collateralized with cash received from the unaffiliated third-party borrowers, and clients receive 50% of the net interest revenue generated from the loans. For additional information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussions of Market Risk” and “Business—Our Products.”
•Financial Planning
We provide individualized, software-based financial planning to help clients optimize their finances, giving them insight into their projected future net worth, and guidance on the cost of homeownership, early retirement, prolonged time off from their careers, or saving for college. These personalized insights and advice are provided for free, without ever needing to talk to a financial planner.
21 Based on extensive academic research, including that relating to Modern Portfolio Theory as described by Harry Markowitz in his 1952 paper Portfolio Selection.
22 In any given tax year, individual harvested capital losses (short- and long-term) can be used to offset capital gains (short- and long-term) in any amount for such individual, while excess losses may be used to offset ordinary income up to a maximum of $3,000 in any given tax year. Any excess losses beyond the annual cap may be carried forward for the life of the individual taxpayer.

The pace at which we launch new products has accelerated over time.
Client Experience: Trust and Transparency
Trust and transparency are at the core of our client experience. As of January 31, 2025, our average platform assets per client was approximately $66,000,23 which we believe demonstrates our clients’ trust in our platform. Trust and transparency also benefits our business model, as a delightful client experience drives word-of-mouth referrals.
The key features that drive trust and transparency are:
Superior Value and Lower Cost
We are uniquely able to offer these lower cost solutions at superior value because of the automation we’ve built into our platform and our willingness to share our savings with clients, who value low-cost financial products. We believe that, due in part to our unwavering focus on automation, we’re able to drive down the marginal cost of evaluating and trading, launch and iterate products faster, lower the cost of our support and offer a better overall client experience, including in the form of an industry-leading APY24 for our cash management products, lower advisory fees25 for our investment advisory products, and lower interest rates for our PLOC.26 Additionally, we offer clients a wide range of premium features with our products without an additional fee or subscription, including:
•An industry-leading APY through our program banks on as little as $1 in a Wealthfront Cash Account with $0 account fees.
•FDIC insurance up to $8 million for individual accounts and $16 million for joint accounts through our program banks and the aggregation of FDIC deposit insurance across the sweep program.
23 Average platform assets per client is calculated by dividing platform assets by funded clients as of a stated date.
24 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.
25 Based on a standard industry investment advisory fee of 1% of assets held, compared to our investment advisory fee of 0.25% of assets held for nearly all investment advisory assets.
26 Based on competitor rates data as of July 18, 2025 from four large competing financial institutions offering comparable margin lending products. We evaluate these rates because we believe that these competitors offer similar products to us, their rates are generally representative of industry averages for such products and such rates reflect their standard rates. We believe our rates are lower than our competitors’ rates as of the date of this filing.

•Free instant withdrawals to eligible external accounts—even on weekends and holidays.
•Free domestic wires to title companies and accounts in the clients’ name.
•Over 19,000 free ATMs for funds held at our program banks and up to two free out-of-network ATM withdrawal reimbursements each month.
•Free automated tax-loss harvesting for many of our investment products that produces benefits that are often a multiple of our 0.25% investment advisory fee.
•Private excess SIPC insurance with an additional $500 million in aggregate and a maximum of $900,000 limit on cash in brokerage accounts per client.
•A low borrowing rate for margin loans with approval in seconds and money deposited in as little as one business day.
Intuitive and Easy to Use
All our products are designed to simplify otherwise complex financial experiences and decisions. While complex to navigate on one’s own when beginning one’s financial journey, we strive to make the process holistic and simple. Everything from account opening to notifications, transfers, and decision prompts are presented to our clients clearly and conveniently. Our clients don’t want to talk to advisors, and instead, we are able to offer them financial product solutions without the need for appointments or phone calls.
Fast and Frictionless Money Movement
We want to make it as easy and as quick as possible for our clients to move money to where it is most productive for them. We offer 24/7/365 free instant withdrawals to eligible external accounts through the RTP Network and FedNow—including weekends and holidays—subject to the reservation of rights to impose risk-based limits when warranted. We have found that making it easy for clients to instantly withdraw their money with no fee from Wealthfront leads them to increase their contributions and hold larger balances at Wealthfront. We do not control fees charged by a client’s receiving institution, and we disclose to clients that their transactions are subject to any fees or timing constraints that their own banks may impose.
Treating Clients as They Would Expect to be Treated
All of our investment products are designed to implement best practices in the industry, and we publish exactly how we implement each service in publicly available white papers. We do not charge hidden or unexpected transaction fees and we don’t pursue marketing strategies that offer a better deal to new clients than existing ones.
High-Quality Product Support
Our goal is to build everything clients need into our products so they don’t ever have to call or email us. But if they do, our Product Specialists are delighted to help. They’re called Product Specialists because they serve a hybrid support and product function. Many people on our product support team have CFPs and CFA charters. As expected, they help clients quickly resolve problems, but perhaps even more importantly, they spend time determining what drives the support requests from clients so we can resolve the issues that led them to reach out to us. Our product support team reports directly to our product management organization, which helps us prioritize and make changes in the product experience based on client feedback, reducing the amount of human interaction ultimately needed in the long run. This unique approach to support allows us to serve over 50,000 clients per Product Specialist as of January 31, 2025.

Proprietary Technology
Omnibus Brokerage Platform
Our proprietary omnibus brokerage platform is the foundation for our investing and cash management solutions. It helps us to continually improve the client experience, launch new products, and reduce costs. Our unrelenting focus on automation allows for extraordinary operating leverage and scalability, and enables us to deliver a broad spectrum of investment products and brokerage services, such as tax-loss harvesting, direct indexing and portfolio line of credit.
Fully Integrated Brokerage and Cash Management
Our brokerage platform seamlessly integrates with our cash management and investing solutions, creating a cohesive and streamlined client experience. As a result, clients are able to take advantage of instant transfers and earn an industry-leading APY27 on all their cash assets.
Financial Data Aggregation
Data received from financial institutions or data aggregators must be cleaned and processed before it can be presented to our clients. The insights from our proprietary cleansing and processing data platform, combined with our fully integrated brokerage and cash management, together inform our automated holistic financial planning software experience.
Data and Analytics Platform
Our data and analytics platform gathers client activity both within the Wealthfront platform and from external sources. This data is then used to create a comprehensive profile of each client, which forms the foundation for our financial advice and product recommendations. Additionally, this process helps us to understand how clients interact with both our products and other external offerings, which in turn informs the direction of our product roadmap.
A Differentiated Strategy — Why We and Our Clients Win Together
Our business is uniquely and fundamentally aligned with our clients. Our clients’ success drives our success as we make money with our clients, not from them. Our client-first approach is woven into our product philosophy and our business model.
Our Business Model Drives Our Greatest Advantage
Our business model plays a critical role in the success of our business. We only offer financial services we can fully automate. As a result, we are often the low-cost producer of any service we offer. We then uniquely pass along the savings that result from being the low-cost producer with our clients in the form of lower fees on investment advisory products, higher yields on the money they hold in their cash account, lower interest rates on money they borrow from us and no fees on money movement. The sharing of savings which leads to superior value offered coupled with transparency and our focus on putting clients’ interests ahead of our own instills trust in our platform. Trust leads our clients to deposit their incremental savings with us, adopt additional products and refer friends. Only offering automated products, despite sharing our savings with clients, leads to exceptionally high gross margins. The benefit of trust leads to very low marketing costs. Taken together, automation and trust lead to profit margins which can be reinvested in the platform to enhance existing products and deliver new ones.

27 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.

Our client-centric approach builds trust with clients which leads them to reward us with additional product and account expansion. Our ability to evolve with our clients and their unwavering preference for seamless digital and mobile experiences over in-person interactions allows us to retain our largest clients at an even higher rate, which is demonstrated by the fact that annual net revenue retention has consistently been greater than 120% for each of the last eleven fiscal years.

We work to continuously strengthen the trust we earn from our clients through the alignment of our product value and client outcomes. This trust is evidenced by the 39% year-over-year growth in platform assets and 42% year-over-year growth in clients on our platform from January 31, 2024 to January 31, 2025, and the fact that more than 19% of clients on our platform had recurring or direct deposits as of January 31, 2025. These statistics demonstrate the sustained impact of our growth strategy and the long-term mutually beneficial effects of our growth flywheel.
Furthermore, the trust established with our clients contributed to an annual client retention rate of approximately 95% for each of fiscal 2024 and fiscal 2025, which provides a stable and recurring revenue stream for us, reducing the need for constant customer replacement. Each one of our client vintages has demonstrated platform asset growth over the past decade.

Platform Assets
FY 2025
FY 2024
FY 2023
FY 2022
FY 2021
FY 2020
FY 2019
FY 2018
FY 2017
FY 2016
FY 2013-2015
$80B
$70B
$60B
$50B
$40B
$30B
$20B
$10B
Jan 2016
Jan 2017
Jan 2018
Jan 2019
Jan 2020
Jan 2021
Jan 2022
Jan 2023
Jan 2024
Jan 2025

Our Organic Client Acquisition Engine via Word-of-Mouth Referrals Drives Efficient Customer Adoption to Our Platform
Our business benefits from organic growth driven by a strong word-of-mouth referral pipeline. Over the past two fiscal years, over 50% of new clients were referred by existing clients, and from October 2022 through January 2025, 43% of our clients sent at least one referral. This high volume of referrals underscores existing clients’ satisfaction and trust in our platform. Clients who come to us organically tend to demonstrate stronger intent, greater long-term trust in Wealthfront, and thus, higher long-term retention.
Our approach to driving organic growth is intentional and has been core to our marketing strategy from the company’s inception. Our ability to drive organic growth is rooted in our deep understanding of our clients. We have a dedicated client research team focused on understanding our target clients’ needs and how they perceive Wealthfront’s ability to address their needs relative to the other offerings in the marketplace. Our product development process is rooted in putting our clients’ interests first. One of our product principles is that a product is not finished until it delights our target clients. Our organizational focus on understanding and delighting our target clients has allowed us to create products our clients love and, in turn, are excited to refer to friends and family.

Paid marketing is difficult in financial services, as individuals, especially digital natives, are not easily swayed by traditional and generic advertisements to move their hard-earned wealth. Accordingly, we believe our carefully constructed incentive based referral-driven growth model is a competitive advantage.
Product-Led Growth
Deepening Relationships with Existing Clients
Since inception, Wealthfront has primarily pursued a product-led growth strategy. We have been, and will remain, a pioneer and innovator of automated financial products.
Our products are purpose built to continually address the unique preferences and financial needs of wealth-building digital natives. The growing digital-native generations prefer a financial platform that is fast, convenient, technology-enabled and lower-cost compared to legacy alternatives. Unlike many incumbent platforms who are focused on older generations, Wealthfront does not face the innovator’s dilemma, allowing us to develop a platform that best caters to the needs of our core client base. Unlike many other FinTechs, trust and transparency are central to our approach, ensuring that our clients are always informed through near-instant communication, helping us to build and maintain long-term relationships with our clients.
We continue to improve and offer new products across the risk spectrum, empowering our clients to take control of their financial future as their risk appetites evolve. Over time, we expect to offer increasingly sophisticated financial solutions that address our clients’ increasingly complex goals. Data acquired from our clients linking their external financial accounts to our financial planning software helps provide unique insight into financial products they currently use and opportunities for new products that could enhance their financial outcomes.
Our commitment to understanding client goals has prompted us to expand our financial products beyond our core offerings in cash management, investment advisory, borrowing and lending, and financial planning solutions. We are currently developing technology-enabled mortgage solutions with competitive rates and new investment product offerings.
Client Acquisition
Led by our products and technology, we aim to attract new clients and increase our share of wallet among existing clients by attracting more of their assets to our platform as our client base continues to mature and accumulate wealth. As evidence of our successful client acquisition and retention strategy, our annual net revenue retention was greater than 120% for each of the last eleven fiscal years.
Our product-led strategy makes it possible for us to acquire and retain clients through a combination of organic and cost-disciplined marketing initiatives. Our innovative products, coupled with a high level of satisfaction and trust, have contributed to a differentiated word-of-mouth growth engine rather than relying on less efficient marketing spend.
Wealthfront’s focus on long-term wealth accumulation resonates with clients who value a long-term investment horizon rather than short-term gains. Our commitment to financial education sets us apart, as we aim to equip our clients with financial best practices rather than encourage transactions. This fundamentally different approach is designed to encourage our clients to remain patient and minimize their active engagement on our platform. Clients are prompted to give their wealth time in the market, not to time the market, even in light of market volatility.
In addition to organic growth, we leverage referral programs that incentivize existing clients to introduce new users to our platform, further driving expansion. Over the past two fiscal years, over 50% of new clients were referred by existing clients, and from October 2022 through January 2025, 43% of our clients sent at least one referral. Our marketing expense was only 10% of our revenue in fiscal 2024 and 17% in fiscal 2025, placing us among the most cost-efficient consumer-focused financial platforms in the industry. We see significant potential for further client and asset growth as we expand our client acquisition efforts.
Our platform also actively encourages existing clients to explore and adopt additional Wealthfront products. As of January 31, 2025, clients holding 56% of platform assets had funded both a cash management and investment advisory account and 28% of our clients had funded both accounts, figures that we anticipate will continue to rise. We leverage data insights to tailor product recommendations to align with client needs, ensuring that our offerings remain relevant and appealing.
Our ecosystem of cash management and investment advisory accounts is built to work together seamlessly, offering convenience between accounts and the opportunity to grow savings with minimal effort.
As of July 31, 2025, our clients funded an average of 1.3 accounts. Our strong cross-product adoption exemplifies the versatility of employing client acquisition strategies to quickly adapt to new macroeconomic environments. For example, in strong macroeconomic environments with low interest rates, our investment advisory products have historically become more popular. In weak macroeconomic environments with higher interest rates, our cash management products have historically become more popular.
M&A and Expansion
We view mergers and acquisitions as another way to expand our platform and to find innovative, inorganic growth solutions that we can acquire and scale.
Our Products
Wealthfront offers digital and automated cash management, investment advisory, borrowing and lending, and financial planning products to solve our clients’ everyday and long-term financial needs. Our investment philosophy is to help clients focus on what they can control: fees, taxes, and diversification. As a result, Wealthfront provides products across the efficient frontier of risk and reward, including cash accounts, bond ETF and ladder portfolios, diversified ETF portfolios, S&P 500 Direct, and stock investing. These products are offered to clients for a simple, low and transparent fee structure, thereby increasing trust and underscoring our aligned incentives. Because our platform abstracts away the complexity of sophisticated financial services, our products are easy to use and prioritize user experience and convenience while helping our clients achieve their financial goals.

Cash Management
Cash Account: Our cash account offers clients, through our program banks and the aggregation of FDIC deposit insurance across the sweep program, the opportunity to earn an industry-leading APY28 with zero account fees, up to $8 million of FDIC insurance for individual accounts and $16 million for joint accounts, minimum $1 balance requirement and free 24/7 instant transfers to other institutions. Client funds held in our cash accounts have generated approximately $2.8 billion in interest for our clients through January 31, 2025. The sticky nature of our client assets incentivizes program banks to extend more competitive rates to us than to other digital financial services providers. We are able to offer a large multiple of the traditional bank’s FDIC insurance coverage of $250,000 per depositor by sweeping cash in their accounts across more than 30 program banks, each of which offers $250,000 of FDIC insurance for individual accounts and $500,000 of FDIC insurance for joint accounts.
Our cash account has both checking and savings functionality, allowing clients to maximize their utility with just one account. Checking functionality our cash account offers includes: debit cards, account and routing numbers for paying bills, direct deposit, bill payment, mobile check deposits, access to over 19,000 free ATMs nationwide; for any out-of-network ATMs, Wealthfront will reimburse two domestic fees per month (up to $7.50 each), early paycheck access of up to two days early by enabling direct deposit, and free wire transfers to title and escrow companies and clients’ personal accounts at other institutions.
We also offer some automated features that make it easier to save and invest including automated savings plans and recurring transfers, cash categories for easy budgeting and customizable saving goals and the ability for couples to track combined net worth and set shared goals with customized categories.
Investment Advisory
Our investment advisory products are premised on the belief that it is extremely difficult to outperform the market. Therefore, we advocate a passive approach to long-term investing. We aim to excel at the three things clients can control to reliably improve their long-term, after-tax returns29: fees, taxes, and diversification.
Our state-of-the-art infrastructure lowers our cost to serve, enabling us to charge lower fees relative to legacy competitors while also continuing to innovate with new financial solutions for our clients. We have saved our clients an estimated $1 billion in reduced advisory fees from 2012 through January 31, 2025. For many of our investment products, we offer tax-loss harvesting which has generated over $3.5 billion of deductible tax losses from 2012 through January 31, 2025. Based on our clients’ self-reported tax attributes and as described more fully below, we estimate a tax benefit that pays for our advisory fee approximately 7.5 times over, as of May 2025. In fact, we estimate that more than 96% of clients who used tax-loss harvesting received more in tax benefit than they paid in fees. We believe our current suite of investment products allows clients, whether delegators or do-it-yourselfers, to meet their goals with confidence.
Automated Bond Ladder: Our Automated Bond Ladder focuses on preserving our clients’ capital while earning more after-tax interest than our cash account for clients who live in states with a high income tax by directly investing in Treasuries. This simple, low-risk product is optimized to be tax efficient and lock in our clients’ preferred yields for specified time periods, ranging from three months to six years. Automation enables our clients to choose to reinvest interest and principal, withdraw interest and principal, or reinvest interest and principal until a particular target date. We charge a low annual advisory fee of 0.15%, which is waived for the first three months. Wealthfront’s bond ladders are highly liquid,
28 Based on data collected by us on APY offered by a total of sixteen competitors offering online cash savings or cash management products from October 2022 to January 2025. As of January 31, 2025, clients could earn between 4.00% and 4.50% APY in a Cash Account.
29 Based on extensive academic research, including that relating to Modern Portfolio Theory as described by Harry Markowitz in his 1952 paper Portfolio Selection.

enabling clients to add, reinvest, or withdraw funds for no additional fees. A minimum investment of $500 is required.
Automated Bond Portfolio: We offer an automated portfolio that contains a mix of four types of bond ETFs for clients that want to maximize the pre-tax return they can earn from bonds. The ETFs include a tax-advantaged short-term Treasury ETF, corporate bond ETF, floating rate bond ETF, and tax-advantaged long-term Treasury ETF. These four ETFs are automatically rebalanced to optimize for each client’s personal tax situation. Our 0.25% annual advisory fee covers all of the features of the portfolio, including automatic dividend reinvestment, portfolio rebalancing, and tax-loss harvesting. A minimum investment of $500 is required.
S&P 500 Direct: We offer a direct indexing portfolio that allows our clients to invest directly in the S&P 500 by owning fractional shares of hundreds of individual stocks that comprise the index instead of a single ETF. Owning the stocks that comprise the index directly enables our clients to achieve tax savings through our built-in tax-loss harvesting software as well as exclude any constituents of their choice from their portfolio. We charge an annual management fee of 0.09%, which is on par with leading S&P 500 ETFs that do not have tax harvesting as an additional feature. A minimum investment of $5,000 is required.
Automated Investing: Our diversified portfolios of index-based ETFs are designed for clients who want to delegate all aspects of account management. We offer diversified and rebalanced portfolios of low-cost index funds representing up to 17 different asset classes that are automatically customized based on each client’s individual risk tolerance and tax level. Our portfolios can be further customized by clients, with additional ETFs and bespoke asset allocations. Our built-in tax-loss harvesting software aims to generate deductible tax losses, the benefit of which we estimate to be a multiple of our 0.25% annual advisory fee. From 2012 through January 31, 2025, our software has harvested over $3.5 billion in losses, which amounts to estimated tax savings of approximately $1 billion. This estimate is based on our clients’ self-reported income, state of residence, and tax-filing status, which allow us to infer a combined federal and state tax rate for each client. We then multiply each client’s rate by their harvested losses. Clients can access diversified index-based ETF portfolios via tax-advantaged accounts such as Traditional IRA, Roth IRA, SEP IRA, 401(k) rollover, and 529 accounts, as well as individual, joint, and trust accounts. A minimum investment of $500 is required.
Stock Investing: Our Stock Investing Account is a limited discretion account that allows our clients to invest directly in individual stocks and ETFs through a modern, user-friendly interface. We make it easy for our clients to diversify their individual stock holdings through our offering of stock collections organized by investing themes. Unlike other stock investment services we do not receive compensation for directing customer orders to specific market makers for trade execution (otherwise known as Payment for Order Flow or PFOF). A minimum investment of $1 is required.
Borrowing and Lending
Our lending and borrowing products are designed to evolve with the needs of our digital native clients, beyond our core cash management and investing products.
Portfolio Line of Credit: We offer a margin loan product to taxable Automated Investing Account clients that enables them to instantly borrow against up to 30% of their portfolio (70% margin) and receive the money within as little as one day. We offer this product through our omnibus margin lending arrangement with RBC Clearing & Custody, which is subject to customary industry terms, pursuant to which RBC Clearing & Custody extends loans to Wealthfront Brokerage, which then lends these funds to Wealthfront Brokerage clients. Wealthfront Brokerage provides client securities as collateral for such loans from RBC Clearing & Custody and is charged interest by RBC Clearing & Custody on the overall balance of margin loans taken out by clients. Our borrowing rates are among the lowest in the industry, calculated as 1.08% above the prevailing Effective Federal Funds Rate (“EFFR”), and provide an economical liquidity solution to our clients. Clients must have a minimum balance of $25,000 to access the line of credit. Approvals are automatic, and there is no credit check, or required repayment schedule. There are no tiers based on asset levels, making the product easy to understand and utilize. A PLOC is collateralized by a participating client’s respective security and cash holdings. We continuously and systematically monitor the margin levels and require additional collateral or margin reduction to meet minimum collateral requirements based on fair value. If the collateral for a PLOC falls below a certain level based on the amount a client has borrowed (currently below 30% margin), then the account is issued a margin call and the client is either required to deposit additional funds or sell investments from the Wealthfront account associated with the PLOC and use the proceeds to repay the balance.
Fully Paid Securities Lending: In February 2025, we launched a partnership with Sharegain, a leading securities lending and capital market company to offer FPSL to our clients. FPSL enables eligible clients to earn passive income by lending out fully paid securities (not purchased on margin) from their Automated Bond Portfolio, S&P 500 Direct, Automated Investing, and Stock Investing accounts. Clients who participate in the program receive 50% of the net compensation Wealthfront earns from lending the collateralized shares out through Sharegain.
Financial Planning
At Wealthfront, we believe knowledge is power, and we prioritize educating our clients about their finances. We offer an “advice engine” that automates our clients’ financial planning goals without ever having to meet an advisor or schedule a call. Built by our team of PhDs, the advice engine is able to project net worth, and gauge personal milestones in relation to costs in order to encourage prudent financial decisions. Whether it is planning for college or buying a home, we want our clients to meet their future with confidence, by providing them with the tools they can use to understand their finances, habits, and aspirations.
Our Technology
Our unified technology platform is built from the ground up to create a cohesive client experience across all our products. By eliminating operational silos, our platform allows us to deliver a seamless and consistent client experience across products while achieving operating leverage and scalability.
We maintain a strong preference for building over buying, allowing us to deepen systems purpose built to solve Wealthfront’s specific challenges rather than broader, generic use cases. By focusing on our own version of a problem, we’re able to achieve higher levels of automation and operational efficiency than off-the-shelf solutions typically allow. In-house systems are smaller, less complex, and more easily understood and modified by our engineers, enabling faster iteration and tighter integration across our platform. Avoiding third-party software also helps us avoid the complexity, reliability issues, and extensibility constraints that often come with external integrations, reinforcing the consistency and scalability of our client experience.
Scalable Infrastructure
We designed our platform with an API-driven architecture to support high-throughput and low-latency operations, enabling fast and seamless performance at scale. This architecture allows us to serve our growing client base with minimal incremental cost, driving meaningful operating leverage. Our system reliability exceeds 99.99% uptime, backed by continuous monitoring designed to ensure consistent performance and rapid issue resolution. For example, our platform is able to move money between banks very cost efficiently because our innovative clearing and settlement process supports liquidity features in our cash management accounts, allowing us to offer these liquidity features to our clients at no additional charge.
Continuous Feedback Loop and Product Iteration
Our client support systems are integrated into our product development infrastructure, with our product support team reporting directly to our Vice President of Product, to shorten the feedback loop.

Client feedback and support trends are automatically tagged, categorized, and routed to our product and engineering teams, creating a real-time, data-driven feedback loop. We invest in our automated testing infrastructure and testing harnesses, which allows us to make frequent improvements with confidence to all our products. We have captured more than 15 years of knowledge of edge cases and regressions. We have also built a rigorous engineering framework that continuously validates our trading system against over 15 years of historical data designed so that every code change produces consistent, accurate results. When issues arise, we create dedicated test cases that run indefinitely, preventing recurrence and reducing the risk of the types of automated trading errors and misconfigurations that have impacted others in the industry. This disciplined approach to testing and regression is designed to ensure the long-term reliability, stability, and trustworthiness of our platform.
This efficient feedback loop shortens the cycle between identifying client needs and delivering product updates, allowing us to accelerate our product development velocity, continuously improve the platform, and reinforce product-market fit over time. As we continuously improve our software, we’re able to continuously improve our ability to serve our clients’ accounts, resulting in our clients receiving added value at no added cost. This compounding cycle of improvement allows us to learn more about our clients over time and build increasingly personalized, high-impact products that meet their evolving needs.
Intelligent Automation at the Core
All our core workflows—onboarding, funding, portfolio contribution, rebalancing, tax optimization, and transfers—are fully automated and designed for straight-through processing. Unlike traditional financial institutions that attempt to retrofit automation onto manual systems, our platform was purpose built to minimize human intervention. We built our omnibus clearing broker platform from first principles with an unwavering focus on automation. Unlike traditional financial institutions that rely on large teams of operations specialists, our lean operations team plays a supervisory role with a mindset to scale sub linearly with business growth.
This automation allows us to deliver services typically reserved for high-net-worth clients at scale while maintaining an exceptional client experience at a low cost. As a result, our lean product support team is able to serve over 50,000 clients per Product Specialist, demonstrating the operational leverage enabled by our approach of automation as the core principle. Our automation-first approach enhances both operational efficiency and overall client experience.
Proprietary Financial Intelligence Engine
Our proprietary financial intelligence engine leverages real-time data ingestion, behavioral analytics, and rule-based systems to deliver personalized financial advice at scale. This technology powers features like personalized savings guidance and dynamic cash flow management—automatically optimizing how clients allocate funds across spending, savings, and investment accounts. By understanding individual behavior and goals, the engine enables proactive actions, such as moving excess cash to investment or savings products, helping clients stay on track without requiring manual intervention. This approach derisks our product roadmap by grounding development in real-time client feedback rather than assumptions, ensuring we prioritize features that directly address client needs and deliver measurable value.
Wealth-Building Technology, Including Tax Optimization
We evaluate all our clients’ accounts with our investment strategies on a daily basis, leveraging automation to drive down the marginal cost of evaluating and trading. This enables us to maintain ongoing alignment between client portfolios and their financial goals. As part of this daily process, we rebalance accounts tax-efficiently to their target asset allocation, harvest tax losses in ETFs or in individual stocks through our Direct Indexing products, and reinvest dividends. The continuous, automated monitoring helps maximize after-tax returns and optimize portfolios without requiring any manual intervention from the client.

Client Experience
Our clients tell us they pay us not to talk to them, and we take that seriously. We pride ourselves on minimizing the interactions our clients want, or need, to have with someone in product support. Our products are intuitive, user-friendly and built upon robust infrastructure underpinned by automation.
Our focus on automation enables us to have small, highly qualified product support and operations teams that can serve our client base efficiently.
Unlike traditional banks that rely on outdated technology and extensive call centers, Wealthfront offers a streamlined client support experience with our product support team. Our Product Specialists, many of whom are licensed CFA charterholders, CFPs, and CPA professionals, and all of whom must be registered representatives with our broker-dealer, are equipped to handle a wide range of client inquiries. At Wealthfront, we have an unusual goal for Product Specialists: to work themselves out of a job. They resolve problems while simultaneously identifying the root causes and helping automate the solution to eliminate further outreach. As of January 31, 2025, each Product Specialist served over 50,000 clients and $3.3 billion in platform assets. We expect our ratios of Product Specialist to both clients and platform assets will grow as our platform continues to grow.
Our Brokerage Operations team plays a pivotal role in driving client success through automation. From onboarding clients to solving technical issues, the team aims to deliver the best client experience by eliminating manual back office processes. This streamlined approach reduces operational costs and allows us to focus on providing clients with innovative financial solutions and a seamless user experience. As a result, clients benefit from faster processing, improved account management, and a higher level of trust in our services, all of which contribute to their overall financial success and satisfaction.
Additionally, the Wealthfront Learning Center empowers our clients with information about our products and services that generally obviates the need for escalation to support resources. As a result of these factors, our quarterly average client contact rate, defined as points of contact via email or phone call per funded client, was 7.0% in fiscal 2025, down from 8.4% in fiscal 2021.

Client Acquisition
Product-Led Growth Model
We have a relentless focus on building exceptional products and delighting our clients, which fuels organic growth. Our marketing and product design engines are optimized to convert users through our website and app with minimal sales intervention. This approach enables cost-efficient growth, rapid scaling, and a compounding base of loyal clients.
High-Velocity Referral Engine
Our clients are our strongest advocates, and we have a longstanding tradition of organic referrals that drives efficient, high-quality growth. Over the past two fiscal years over 50% of new clients were referred by existing clients, and from October 2022 through January 2025, 43% of our clients had sent at least one referral. To amplify this dynamic, we’ve built our referral program directly into the product experience, making it seamless and intuitive for clients to share Wealthfront with others. The program is designed to reward existing clients for bringing high-quality clients who are well aligned with our business model onto the platform, aligning incentives while reinforcing the trust and satisfaction that power our word-of-mouth expansion.
Scalable, Low Client Acquisition Cost Strategy
Our client acquisition costs remain well below industry averages30 due to our referral engine and brand awareness. The majority of our new clients join our platform through organic and direct traffic driven by brand awareness and client referrals, which are low cost and efficient strategies for client acquisition. Our content marketing strategy is tailored to our client’s questions and builds our credibility as expert advisors. For example, our Chief Investment Officer, Dr. Burton G. Malkiel, provides expert commentary to improve clients’ investment services, including asset class selection, portfolio allocation, and risk evaluation. We leverage surgical performance marketing across search, social, video and audio platforms—aligning our message to relevant content, distribution channels and formats, and geographies.
Focused Messaging on Trust and Transparency
Trust and transparency are foundational to the Wealthfront client experience, fostering confidence that drives word-of-mouth referrals and powers efficient, organic growth. We enhance this momentum through a data-driven approach—leveraging behavioral and demographic insights to identify high-long term value cohorts and continuously refine our targeting strategies. These strategies are optimized based on channel performance, geography, and device usage patterns, allowing us to reach clients with the right message at the right time. This combination of client advocacy and intelligent growth marketing strengthens the scalability and efficiency of our business model.
Our Brand is a Long-Term Asset
Over time, our brand has become synonymous with smart, automated, low-touch wealth building. High customer satisfaction reinforces our reputation and reduces our reliance on paid acquisition, enabling efficient growth. Our clients view Wealthfront as “the most trustworthy”: more reliable, better at improving financial security and better at helping people earn money than traditional financial institutions and other FinTech companies. Our clients are often thought leaders within their peer groups, further amplifying brand awareness through organic advocacy. Because we started with wealth management, we’ve earned the trust that allows clients to confidently engage with a broader set of financial products on our platform.
30 Based on multiple industry sources, the industry average is between $955 and $1,450. Wealthfront’s average paid client acquisition cost is approximately $95 per client as of July 31, 2025, based on management calculations of total paid marketing, which consists of (i) performance and brand advertising and client referral costs included in Marketing within cost of revenue in our consolidated financial statements divided by (ii) the number of new clients acquired from February 2023 through July 2025.

Our Employees and Culture
Our culture is built on a deep-seated belief in automation, transparency, and a relentless focus on solving complex problems to deliver long-term value to our clients.
As of January 31, 2025, we had 328 full-time employees, located across the United States and Canada.
A Culture of Engineering and Automation
At our core, we are a technology company. Our culture is deeply rooted in engineering principles and a commitment to automation. As a result, approximately half our employees are engineers. We seek to automate every possible function of our service to reduce costs for our clients, minimize human error, and scale our platform efficiently. This “automation-first” mindset extends beyond our product and into our internal operations. We empower our employees to identify inefficiencies and build solutions that allow them to focus on high-impact work. This philosophy attracts intellectually curious individuals who are passionate about building durable, scalable systems and who thrive on solving challenging technical and financial problems.
Talent and Innovation
We compete for talent with a broad range of technology and financial services companies. Our ability to attract, develop, motivate, and retain top-tier talent is critical to our continued success. We hire for intellectual horsepower, a passion for our mission, and a demonstrated ability to execute. Our team comprises individuals with diverse backgrounds from leading technology firms, financial institutions, and academic institutions. This blend of expertise allows us to foster a unique environment of innovation where technology and finance intersect to redefine the financial services industry.
We invest heavily in the growth and development of our employees through mentorship programs, ongoing learning opportunities, and a culture that encourages taking on significant ownership and responsibility early in one’s career.
Employee Ownership
A cornerstone of our compensation strategy is providing every employee with a meaningful equity stake in the company. We believe that employee ownership fosters a long-term perspective and a shared commitment, directly connecting the success of our employees with the value we create for our clients and stockholders.
Competition
We operate in a highly competitive market that is constantly evolving to meet the changing financial needs of new generations. Our primary competition is inertia: our clients require a significant value proposition over their current status quo to accept the burden and cost of moving their assets to a new platform. Inertia primarily benefits incumbent financial institutions that potential clients may use for banking or wealth management services. Wealthfront is purpose built to overcome this inertia by aligning with the needs of digital natives and creating an intuitive and easy-to-use platform.
We also compete against the challenges of complacency, risk aversion, and lack of financial education among potential clients. Many individuals may be hesitant to explore new financial solutions due to a comfort with familiar, yet outdated, systems or a fear of taking risks with their investments. Additionally, a lack of financial education may prevent clients from fully understanding the benefits and opportunities available through innovative platforms like Wealthfront. Complacency, risk aversion, and lack of financial education among potential clients primarily benefit incumbent financial institutions, investment platforms and brokerage platforms, which may be more familiar to potential clients. To address these challenges, we prioritize transparency, education, and empowerment, equipping clients with the knowledge and tools they need to make informed decisions and embrace modern financial strategies that align with their goals.
We face competition from incumbent financial institutions, investment platforms, brokerage platforms, and FinTech firms. We also compete with traditional financial advisors; however, we believe that historically they have not effectively served digital natives, who prefer seamless digital and mobile experiences over in-person interactions and may not initially be able to meet the minimum investments required by traditional financial advisors.
We built our competitive moat through focusing on what our clients need, not what competitors are doing. We believe our key competitive factors are:
•Ability to attract and retain clients through building trust, driven by aligned incentives;
•Narrow focus on and adaptability to the evolving preferences of digital natives;
•Intuitive, easy-to-use financial products that meet the evolving needs of clients;
•Innovative and diverse product offerings;
•Operational efficiency through streamlined processes and automation;
•Engineering talent that drives continuous innovation and technological advancement;
•Cost of products and services rendered; and
•Reputation and brand recognition.
We believe we are well positioned to win and succeed in this market. Wealthfront’s value proposition is built on long-term wealth accumulation, prudent financial management, and most importantly, client trust. Wealthfront earned the trust of emerging digital-native generations in their prime phase of wealth accumulation, a definitive advantage over incumbents and other FinTech peers. We consistently innovate on our financial solutions to provide clients with the best products to manage their financial lives and are prepared to help guide our clients along their financial journeys.
Intellectual Property
Our intellectual property is an important aspect of our business and helps us maintain our competitive position. To establish and protect our rights in our proprietary intellectual property, we rely upon a combination of trade secret, trademark, patent, and copyright laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.
As of July 15, 2025, we had one trademark registration in the United States for the Wealthfront brand. The registration is effective through November 15, 2031, and may be renewed periodically; provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademark in connection with similar services and goods. We currently have two pending trademark applications to register Wealthfront-based marks and may choose to pursue further registrations to the extent we believe it would be beneficial and cost effective. We also own several domain names, including www.wealthfront.com.
As of July 15, 2025, we had four issued patents and one pending patent application in the United States. Our patents issued in the United States begin expiring in April 2042, excluding any patent term adjustment.
We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into agreements that contain confidentiality provisions to control access to, and invention or work product assignment provisions to secure ownership of, our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated.
Government Regulation
U.S. and non-U.S. laws and regulations apply to many key aspects of our current business operations and future business plans. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For additional information relating to regulation and regulatory actions, see the sections titled “Risk Factors—Risks Related to Regulatory and Legal Matters” and “Business—Legal Proceedings.”
Cybersecurity and Data Privacy
Our business collects, stores, shares, discloses, transfers, uses, and otherwise processes a wide variety of information, including personal information, such as non-public financial information, of individuals across every state in the United States. As a result, we are subject to numerous U.S. federal and state data protection, privacy and security laws, rules, regulations, policies, self-regulatory or other industry standards, contractual obligations, and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use, protection, and other processing of personal information, and compliance with such laws, rules, regulations, policies, standards, and obligations is core to our strategy and integral to the creation of trust in our platform. Our handling of data and personal information is also subject to contractual obligations.
In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure, and security of personal information. Additionally, financial industry regulators apply particular scrutiny toward privacy and cybersecurity. The primary federal financial privacy law, the Gramm-Leach-Bliley Act of 1999 and its implementing regulations (the “GLBA”), restricts the collection, processing, storage, use, and disclosure of non-public personal information, requires notice to individuals of privacy practices, and provides individuals with some rights to prevent the use and disclosure of nonpublic or otherwise legally protected information. The GLBA also imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Further, with respect to federal securities regulations, Wealthfront Brokerage LLC, Wealthfront Advisers LLC, and Wealthfront Strategies LLC are subject to SEC Regulation S-P, which implements the GLBA and requires covered financial institutions to, among other things, adopt written policies and procedures that address administrative, technical, and physical safeguards for the protection of customer information. In May 2024, the SEC approved amendments to Regulation S-P, which apply to broker-dealers, registered investment advisers, and funds, and add new requirements for incident response, service provider oversight and recordkeeping, among other changes. Additionally, we are subject to the laws and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection, and data security.
At the state level, numerous states have enacted, or are in the process of enacting, state-level financial privacy laws, as well as comprehensive consumer data privacy laws and regulations, governing the collection, use, and processing of state residents’ personal information. Many of these laws broadly exempt entities covered by the GLBA; other laws such as the California Consumer Privacy Act (as amended, the “CCPA”), exempt only personal information that is subject to the GLBA. The CCPA applies to the personal information of California residents collected in the employment, job applicant, and business-to-business settings. The CCPA requires covered businesses to, among other things, provide certain disclosures to individuals in California, and affords such individuals data privacy rights such as opting out of the sale or sharing of personal information, accessing personal information, deleting personal information, correcting personal information, limiting the use and disclosure of sensitive personal information, and receiving detailed information about how personal information is collected, used, sold, and shared. In the future, additional states could also adopt data privacy legislation, which may include more stringent data privacy requirements. In addition to these state level comprehensive consumer data privacy laws, all 50 states have enacted breach notification laws, which include obligations to provide notification of security breaches that impact certain personal information to affected individuals, state regulators, and others.
This existing and new legislation, as well as their amendments, interpretations, and applications, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in our compliance programs, impact our strategies and the availability of previously useful data, and could result in increased compliance costs and changes in our business practices and policies. We may be required to modify our data processing practices and policies and incur substantial compliance-related costs and expenses in connection with these and any other future data privacy, protection or security related laws, rules, or regulations, and they may also increase our potential exposure to regulatory enforcement and litigation.
With respect to cybersecurity, we and our third-party service providers have implemented a variety of technical and organizational security measures and other procedures and protocols designed to protect our data and information, including personal information and other confidential or sensitive information pertaining to our clients, employees, and other users. Despite measures we put in place, we and our third-party service providers may be unable to anticipate or prevent unauthorized access to such information, including personal information. If our privacy, data protection, or data security measures or those of our third-party service providers are inadequate or are breached, or otherwise compromised, and as a result, there is improper use, disclosure, or other processing of, or someone obtains unauthorized access to, personal, confidential, or sensitive information on our systems or our third-party service providers’ systems, or if we or our third-party service providers suffer a ransomware or other advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our brand and business may be harmed, we may incur significant financial losses, costs, and liability associated with remediation and the implementation of additional security measures, and be subject to negative publicity, litigation, regulatory scrutiny, governmental investigations, and other actions.
See the section titled “Risk Factors—Risks Related to Cybersecurity and Data Privacy” for additional information.
Consumer Financial Protection
The CFPB and other federal, local, state and foreign regulatory agencies regulate financial products and services, including credit, deposit, and payments services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret and enforce rules and regulations that may affect our business.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) explicitly excludes firms overseen by the SEC from the CFPB’s enforcement authority. However, SEC-registered entities like Wealthfront Advisers LLC, Wealthfront Strategies LLC, or Wealthfront Brokerage LLC remain subject to CFPB regulations to the extent they provide certain consumer financial products and services that fall under CFPB’s jurisdiction. As we expand the scope of our provisions of consumer financial services beyond core securities activities that would otherwise be overseen by the SEC and/or FINRA, these additional products and services may be subject to the complex web of consumer financial services regulations promulgated by the CFPB and other regulatory authorities. If we become subject to regulation by, or enforcement actions from, the CFPB and other regulatory authorities, it could, among other things, impair our ability to grow our business, subject us to financial penalties and liabilities, and otherwise adversely affect our business, operating results, and financial condition.
If the CFPB changes or modifies federal consumer financial protection regulations under its rulemaking authority, modifies, through supervision or enforcement, past regulatory guidance, or interprets existing regulations in a different or stricter manner than prior interpretations by us, the industry, or other regulators, our compliance costs and litigation exposure may increase materially.

Although we have committed resources to enhancing our compliance programs, future enforcement actions by the CFPB and other regulatory authorities against us or our program banks may discourage the use of our products or platform, which may harm our brand, result in the loss of program banks, cause clients to stop using our services or products, impair our ability to grow our business, and otherwise adversely affect our business, operating results, and financial condition.
Anti-Money Laundering
The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), applies to Wealthfront Brokerage LLC and applicable implementing regulations and related FINRA rules requires it to develop an anti-money laundering (“AML”) program to assist in the prevention and detection of money laundering and combating terrorism. The AML program includes written policies and procedures, employee training, the designation of an AML compliance officer, periodic independent audits, customer identity verification requirements, and infrastructure necessary to identify and report suspicious activity. In August 2024, the Financial Crimes Enforcement Network (“FinCEN”) issued a final rule that will subject certain investment advisers, including registered investment advisers, to similar requirements. The rule, which is scheduled to go into effect on January 1, 2026, will impose additional regulatory obligations related to AML on Wealthfront Advisers LLC and Wealthfront Strategies LLC. Further, FinCEN has stated it intends for the still-pending Customer Identification Program (“CIP”) rule to also become effective on January 1, 2026. Depending on the scope of the final CIP rule, this rule will also impose substantial regulatory obligations on Wealthfront Advisers LLC and Wealthfront Strategies LLC. To comply with the BSA/USA PATRIOT Act and related FINRA rules, in addition to other anticipated new rules and regulations such as the FinCEN CIP rule, we have a Financial Crimes Compliance team that is responsible for developing and implementing our enterprise-wide programs for compliance with the various AML and counter-terrorist financing laws and regulations.
Economic Sanctions
We are subject to U.S. economic sanctions laws, regulations, and executive orders including those administered by the Office of Foreign Assets Control (“OFAC”), the primary economic sanctions regulator in the United States. U.S. sanctions laws and regulations impose requirements on us and our program banks in connection with preventing targeted jurisdictions and persons from accessing the U.S. financial system and depriving economic sanctions targets of U.S.-connected property. We have policies and procedures in place to comply with these requirements, including the screening of transactions and clients to identify the involvement of OFAC-targeted persons and jurisdictions.
See the sections titled “Risk Factors—Risks Related to Regulatory and Legal Matters,” “Risk Factors—Risks Related to Our Platform, Systems, and Technology,” and “Risk Factors—Risks Related to Our Business and Industry.”
Regulation of Our Investment Adviser Subsidiaries
Registration
Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is registered with the SEC as an investment adviser under the Advisers Act, and subject to regulation by the SEC. Registration does not imply a certain level of skill or training. Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is subject to the Advisers Act, including the antifraud provisions of the Advisers Act and the other federal securities laws, and the rules promulgated thereunder. The SEC is authorized to inspect the business activities of registered investment advisers at any time and is also authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the other federal securities laws, ranging from fines and censures to termination of an adviser’s registration. For example, in December 2018, Wealthfront Advisers LLC entered into a settlement with the SEC in connection with an investigation regarding compliance with certain applicable investment advisory regulations. In connection with this settlement, Wealthfront Advisers LLC was required to pay a fine, and resulting media coverage of the investigation and settlement created negative publicity for our company. See the section titled “Risk

Factors—Risks Related to Regulatory and Legal Matters—We have in the past been, and may in the future become, involved in litigation and regulatory inquiries, examinations, or proceedings that could negatively affect us.”
Fiduciary Duty
As investment advisers, Wealthfront Advisers LLC and Wealthfront Strategies LLC each have a fiduciary duty to their respective clients. This fiduciary duty includes both a duty of care and a duty of loyalty. The duty of care requires Wealthfront Advisers LLC and Wealthfront Strategies LLC to provide investment advice that is in the best interest of each client, based on a reasonable understanding of the client’s individual objectives and profile. The duty of loyalty requires Wealthfront Advisers LLC and Wealthfront Strategies LLC to eliminate or make full and fair disclosure of all material conflicts of interest that could affect the advisory relationship with any client. The SEC has interpreted this fiduciary duty to impose standards, requirements, and limitations on, among other things: the provision of investment recommendations to clients, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; and execution of client transactions. In addition to being a legal requirement, we believe that fulfilling Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s fiduciary duty is essential to our success, as it helps us increase our growth rate and engagement with clients, while serving the long-term interests of our company and our stockholders. Therefore, we may have forgone, and may in the future forego, certain expansion or short-term revenue opportunities that we do not believe are in the long-term interests of our clients, our company, and our stockholders. See the section titled “Risk Factors—Risks Related to Our Business and Industry—Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s duties to act as fiduciaries for our clients could conflict with the short-term interests of our business.”
Scope of Investment Adviser Regulatory Framework
As SEC-registered investment advisers, each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is subject to a comprehensive regulatory framework designed to protect clients and promote market integrity. Under the Advisers Act, each of Wealthfront Advisers LLC and Wealthfront Strategies LLC must comply with a wide range of requirements and restrictions (in addition to the fiduciary duty described above), including, among other things: requirements to maintain written, effective, and comprehensive compliance policies and procedures reasonably designed to prevent violations of the Advisers Act and applicable rules thereunder; requirements to maintain extensive books and records; requirements to deliver disclosures to current and prospective advisory business clients, including through Form ADV “brochures” and “brochure supplements”; restrictions on the types of fees they may charge; requirements regarding the custody of client assets; compliance with client privacy regulations under Regulation S-P; restrictions governing advertising and marketing practices; and limitations on the solicitation of clients. The SEC has authority to inspect Wealthfront Advisers LLC and Wealthfront Strategies LLC at any time and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws; (ii) in a manner that is consistent with disclosures made to clients; and (iii) with adequate systems and procedures to ensure compliance. The failure of Wealthfront Advisers LLC or Wealthfront Strategies LLC to comply with relevant regulations could have a material adverse effect on our business.
Brokerage Regulation and Regulatory Capital and Deposit Requirements
Registrations and Licenses
We operate one broker-dealer, Wealthfront Brokerage LLC, a subsidiary of Wealthfront Corporation. Client assets are held in brokerage accounts at Wealthfront Brokerage LLC, which has in place an omnibus clearing arrangement with RBC Clearing & Custody for clearing functions, including in relation to the facilitation of trade settlement and extension of margin credit. Wealthfront Brokerage LLC is registered as a broker-dealer with the SEC, is a member of FINRA, and is licensed as a securities broker-dealer in all 50 U.S. states, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. Wealthfront

Brokerage LLC is not licensed or authorized to conduct business in any other country, nor currently a member of any U.S. national securities exchange. Wealthfront Brokerage LLC is subject to regulation by the SEC, FINRA, and other self-regulatory organizations (each, an “SRO”) of which it is or may become a member, and the U.S. states and territories in which it operates. The Exchange Act generally grants the SEC broad administrative powers, including the power to limit or restrict Wealthfront Brokerage LLC’s activities in the event of its failure to comply with federal securities laws. In addition, FINRA has adopted extensive regulatory requirements relating to sales practices, registration of personnel, compliance and supervision, and compensation and disclosure, to which Wealthfront Brokerage LLC and its personnel are subject. FINRA and the SEC also have the authority to conduct periodic examinations of Wealthfront Brokerage LLC, and may also conduct administrative proceedings, and have the authority to levy fines and other penalties on Wealthfront Brokerage LLC. Additional sanctions that may be imposed for failure to comply with applicable law include the prohibition of individuals from associating with a broker-dealer, the revocation of registrations and other censures and fines. The failure of Wealthfront Brokerage LLC to comply with applicable regulation could therefore have a material adverse effect on our business. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator was small in monetary amount, the adverse publicity relating to the investigation, proceeding, or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
Scope of Regulation
The principal purpose of regulating broker-dealers is the protection of clients and securities markets. The regulations cover all aspects of the broker-dealer business and operations, including, among other things, sales and trading practices, reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, acting in clients’ best interests when making recommendations to retail clients, client privacy, data protection, information security and cybersecurity, the safeguarding of client information, the sharing of client information, best execution of client orders, public offerings, client qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees.
Net Capital Requirements
Wealthfront Brokerage LLC is subject to Rule 15c3-1 under the Exchange Act (the “Uniform Net Capital Rule”) and related SRO requirements. The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. Generally, a broker-dealer’s net capital is its net worth plus qualified subordinated debt less deductions for certain types of assets. The Uniform Net Capital Rule effectively requires that most of a broker-dealer’s assets be maintained in a relatively liquid form. The SEC and FINRA rules require notification when net capital falls below certain thresholds, or when withdrawals of capital exceed certain thresholds. These rules also dictate a broker-dealer’s maximum ratio of debt to equity. If Wealthfront Brokerage LLC fails to maintain specified levels of net capital, Wealthfront Brokerage LLC could be subject to immediate suspension or revocation of registration, and suspension or expulsion could ultimately lead to the liquidation or wind-up of Wealthfront Brokerage LLC. In addition, the SEC and FINRA may place restrictions on our ability to expand our existing business or to commence new businesses in the event of such failure. Such failure could also constitute a default by us of certain debt covenants under our Revolver. The Uniform Net Capital Rule and FINRA requirements restrict Wealthfront Brokerage LLC from paying cash dividends, making unsecured advances or loans to affiliates, or repaying subordinated loans. For example, Wealthfront Brokerage LLC is restricted from making such payments that would result in it having a net capital amount of less than 5% of its aggregate debit balances or less than 120% of its applicable minimum dollar requirement. Moreover, these requirements also can limit Wealthfront Brokerage LLC’s ability to pay cash dividends, make unsecured advances or loans to affiliates or repay subordinated loans, for example, if Wealthfront Corporation contributed capital to Wealthfront Brokerage LLC within the previous year, repayment of that capital to Wealthfront Corporation would result in the original capital contribution being considered a loan, leading to adverse net capital consequences for Wealthfront Brokerage LLC. The minimum dollar net capital requirement for Wealthfront Brokerage LLC is the greater of $250,000 or 2% of aggregate debit items as computed under the Uniform Net Capital Rule. As of January 31, 2025, Wealthfront Brokerage LLC’s net capital was $97.2 million, which exceeded the requirement by $94.7 million.
Rule 15c3-3 Reserve and Custody Requirements
Wealthfront Brokerage LLC is subject to Rule 15c3-3 under the Exchange Act (“Rule 15c3-3”), which includes cash and securities segregation protection requirements. Pursuant to Rule 15c3-3, Wealthfront Brokerage LLC is required to maintain on deposit in a Special Reserve Bank Account for the Exclusive Benefit of Customers, based on weekly computations completed in a manner specified by the rule, an amount that is generally the difference between the amount of money Wealthfront owes clients and the amount of money Wealthfront clients owe it. As of January 31, 2025, Wealthfront Brokerage LLC had a cash balance segregated pursuant to Rule 15c3-3 of $9.1 million. Rule 15c3-3 also requires Wealthfront Brokerage LLC to determine daily the amount of client fully-paid securities and excess margin securities over which it is required to maintain possession or control and, in the event of deficits, Wealthfront Brokerage LLC must take action specified by regulation.
Margin Requirements
Wealthfront Brokerage LLC’s margin lending activities, which are supported by its omnibus margin lending arrangement with RBC Clearing & Custody, are subject to limitations imposed by the rules and regulations of the Board of Governors of the Federal Reserve and FINRA. RBC Clearing & Custody is separately subject to such requirements in relation to its omnibus lending arrangement with Wealthfront Brokerage LLC. In general, these rules and regulations provide for initial margin requirements and that, in the event of a significant decline in the value of securities collateralizing a margin account, broker-dealers are required to obtain additional collateral from the borrower or liquidate the borrower’s security positions. In addition, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. FINRA rules specify additional rules for customers who are “pattern day traders” as defined under FINRA rules.
Best Execution
As a registered broker-dealer, Wealthfront Brokerage LLC is also subject to “best execution” requirements under SEC guidelines and FINRA rules, which require Wealthfront Brokerage LLC to seek the best reasonably available terms for client orders. In part, this requires broker-dealers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, including price, volatility, relative liquidity and pressure on available communications, the size and type of transaction, the number of markets checked, accessibility of the quotations, and the terms and conditions of the client’s order. Although a broker-dealer is not required to examine every customer order individually for compliance with its duty of best execution, it must undertake regular and rigorous reviews of the quality of its customer order executions.
Wealthfront Brokerage LLC routes its clients’ orders to certain unaffiliated market makers for execution using its order routing system, which allocates a higher percentage of order flow to executing brokers that demonstrate higher execution quality, including but not limited to those that provide the best price (relative to prevailing market prices at the time of such orders) for each client’s order. Wealthfront Brokerage LLC reviews the quality of execution it receives from the market makers and chooses which market maker to which to route orders, in each case based on a number of factors that are more fully discussed in the Supplemental Materials of FINRA Rule 5310, including, where applicable, but not necessarily limited to, speed of execution, price improvement opportunities, differences in price disimprovement (i.e., situations in which a client receives a worse price at execution than the best quotes prevailing at the time the order is received by the market), likelihood of executions, the marketability of the order, size guarantees, service levels and support, the reliability of order handling systems, client needs and expectations, transaction costs and whether the firm will receive remuneration for routing order flow to such market makers. Price improvement is available under certain market conditions and for certain order types, and Wealthfront Brokerage LLC regularly monitors executions to test for whether such improvement, if available, was provided. Wealthfront Brokerage LLC does not receive compensation from its executing brokers, including payment for order flow, in connection with trades it places on behalf of clients.
Our Facilities
We are headquartered in Palo Alto, California, where we occupy approximately 36,700 square feet of office space pursuant to a sublease that is expected to expire in June 2028, subject to the terms thereof.
We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition. We have in the past received, and may in the future receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings when necessary is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT
Executive Officers and Non-Employee Directors
The following table provides information regarding our executive officers, employee director, and non-employee directors as of August 15, 2025:

Name	Age	Position(s)
Executive Officers:
David Fortunato	40	Chief Executive Officer, President, and Director
Alan Imberman	43	Chief Financial Officer and Treasurer
Kal Iyer	55	Vice President of Engineering
Lauren Lin	45	Chief Legal Officer, Chief Compliance Officer, and Secretary
Julien Wetterwald	39	Chief Technology Officer
Non-Employee Directors:
Andrew S. Rachleff	66	Co-Founder, Chairman, and Director
Jaleh Bisharat	66	Director
Kenneth A. Goldman(1)	76	Director
Jason Kilar	54	Director
Michelangelo Volpi	58	Director
Michelle Wilson	62	Director
______________
(1)Member of the audit and risk committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
(4)Lead independent director.
Executive Officers
David Fortunato has served as our Chief Executive Officer and a member of our board of directors since March 2021 and as our President since July 2019. Mr. Fortunato previously served as our Chief Technology Officer from November 2009 to September 2019. Prior to joining Wealthfront, Mr. Fortunato was a software developer at Ning Inc., a social media network platform, from June 2008 to November 2009. Mr. Fortunato earned a B.S. in Computer Science and Economics from Amherst College. We believe Mr. Fortunato is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Chief Executive Officer and President.
Alan Imberman has served as our Chief Financial Officer and Treasurer since April 2021. Since October 2015, Mr. Imberman has served in roles of increasing responsibility at Wealthfront, including most recently as Vice President of Finance from July 2019 to April 2021. Prior to joining Wealthfront, Mr. Imberman served as Senior Manager at Crowe LLP, a public accounting and consulting firm, from July 2014 until October 2015 and Senior Manager at KPMG US LLP, an advisory firm, from November 2006 until July 2014. Mr. Imberman earned a B.S. in Finance from the University of Texas at Dallas and an M.B.A. from the University of Texas at Austin and is a CFA Charterholder.
Kal Iyer has served as our Vice President of Engineering since June 2018. Prior to joining Wealthfront, Mr. Iyer spent 15 years in senior leadership roles in the mobile gaming industry. From 2003 to 2013, Mr. Iyer worked at Glu Mobile Inc. (acquired by Electronic Arts Inc.), a public mobile game developer and publisher, where he was promoted to Global Chief Technology Officer and was responsible for growing their offices in Brazil, China, and Russia. From 2013 to 2016, Mr. Iyer also served as Warner Bros. Interactive Entertainment Inc.’s first San Francisco Studio Head. From 2016 to 2018, he also served as the Chief Technology Officer at Fullscreen, Inc., an advertising services company, until its acquisition by Otter Media Holdings, LLC (now a subsidiary of Warner Media, LLC). Mr. Iyer earned a B.S. from Jabalpur University, India.
Lauren Lin has served as our Chief Legal Officer, Chief Compliance Officer, and Secretary since July 2023. Ms. Lin served as our General Counsel from February 2020 to July 2023. Between September 2010 and July 2018, Ms. Lin worked at First New York, an investment firm, where she served as General Counsel and Head of Compliance. Previously, Ms. Lin worked as in-house counsel at Sumitomo Mitsui Banking Corporation. Ms. Lin has a B.A. in Political Science from Columbia University and a J.D. from Cornell Law School.
Julien Wetterwald has served as our Chief Technology Officer since September 2019. Mr. Wetterwald has served in roles of increasing responsibility at Wealthfront, including as Distinguished Software Engineer from February 2015 to September 2019, and in various software engineering capacities, ultimately as Principal Software Engineer, from July 2009 to July 2012. He previously served as Principal Software Engineer at Wonga.com Limited, a financial services company, from October 2012 to February 2015. Mr. Wetterwald earned a B.S. in Computer Science from École Polytechnique Fédérale de Lausanne and an M.S. in Computer Science from Stanford University.
Non-Employee Directors
Andrew S. Rachleff is a Co-Founder of Wealthfront and has served as a member of our board of directors since February 2007 and as Chairman since January 2014. Mr. Rachleff served as our Chief Executive Officer and President from February 2007 to December 2013, and as our Chief Executive Officer from November 2016 to March 2021. He has served as a lecturer at Stanford University Graduate School of Business since January 2005, and served as General Partner at Benchmark Capital, LLC, a venture capital firm, from January 1995 to December 2004. Mr. Rachleff has a B.S. from the University of Pennsylvania and an M.B.A. from Stanford University. We believe Mr. Rachleff is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Co-Founder and former Chief Executive Officer and President, as well as his extensive experience in the technology and financial industry.
Jaleh Bisharat has served as a member of our board of directors since March 2021. Ms. Bisharat co-founded Novi Connect, Inc., a technology platform for values-based shopping, and has served on its board of directors since December 2019. Previously, Ms. Bisharat served as co-founder and Chief Executive Officer of NakedPoppy, Inc., a clean beauty company, from September 2017 to December 2023, and Chief Marketing Officer at Eventbrite, Inc., a live events marketplace, from July 2015 to October 2016. Prior to Eventbrite, Ms. Bisharat served as Senior Vice President of Marketing at Upwork, Inc., an online work marketplace, from September 2011 to April 2015 and as fractional Vice President of Marketing at OpenTable, Inc., an online restaurant reservation company, from February 2001 to June 2007. Since December 2020, Ms. Bisharat also serves on the board of directors of Skillshare, Inc., an online learning community. She was previously a director at OpenTable from 2001 to 2006, and at Homestead Technologies Inc., a website and webstore company, from 1999 to 2004. Ms. Bisharat earned a B.A. in Government from Harvard University and M.B.A. from Harvard Business School. We believe Ms. Bisharat is qualified to serve as a member of our board of directors due to her extensive executive and marketing experience with consumer technology companies.
Kenneth A. Goldman has served as a member of our board of directors since April 2021. He previously served as President of Hillspire, LLC, an investment company, from September 2017 to October 2022, Chief Financial Officer at Yahoo! Inc., a media technology company, from October 2012 to June 2017, and Senior Vice President and Chief Financial Officer at Fortinet, Inc., a cybersecurity company, from September 2007 to October 2012. Mr. Goldman has been serving as a member of the PCAOB, Investor Advisory Group since he joined in February 2024. From January 2015 to December 2017, Mr. Goldman served as a member of the PCAOB, Standing Advisory Group. From December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman has served on the board of directors of Fortinet, Inc. since October 2020,

RingCentral, Inc., a cloud-based business communications provider, since June 2017, and C3.ai, Inc., an enterprise AI application software company, since May 2025. He was previously a director of TriNet Group, Inc., a human resources management company, from August 2009 to August 2020, GoPro, Inc., an action camera technology company, from December 2013 to June 2025, Zuora, Inc., an enterprise software company, from March 2017 to February 2025, and NXP Semiconductors N.V., a semiconductor company, from August 2010 to June 2022, among others. Mr. Goldman earned a B.S. in Electrical and Electronics Engineering from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Goldman is qualified to serve as a member of our board of directors due to his financial expertise and extensive experience serving as an executive and a director at technology companies.
Jason Kilar has served as a member of our board of directors since October 2017. Mr. Kilar co-founded and has served as Chief Executive Officer of Hubcap, Inc., a digital media company, since April 2023. He also served as Chief Executive Officer of Warner Media, LLC, a multinational media and entertainment company, from May 2020 to April 2022, co-founded and served as the Chief Executive Officer of Vessel Group, Inc., a commercial video service provider, from 2013 until 2017, and served as the founding Chief Executive Officer of Hulu, LLC, a digital streaming service provider, from 2007 until 2013. He also served in a variety of senior leadership roles with Amazon.com, Inc., a multinational technology company, from 1997 until 2006, including as Senior Vice President, Worldwide Application Software, and Vice President and General Manager of Amazon’s North American media businesses. Since September 2023, Mr. Kilar has served on the board of directors of Roblox Corporation, an online gaming platform, where he is a member of the Audit and the Leadership Development & Compensation Committees. He was previously a director of DreamWorks Animation SKG, Inc., an animation studio, from May 2013 to August 2016, Habitat for Humanity International, a non-profit organization, Opendoor Technologies, Inc., an online real estate company, from December 2020 to June 2024, and Univision Communications Inc., a broadcasting services company, among others. Mr. Kilar earned his B.A. in Journalism and Business Administration from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School. We believe that Mr. Kilar is qualified to serve as a member of our board of directors due to his extensive experience with technology, high-growth, consumer and digital companies.
Michelangelo Volpi has served as a member of our board of directors since October 2013. Mr. Volpi has served as Partner at Index Ventures, a venture capital firm, since July 2009 and as the General Partner at Hanabi Capital, a venture capital firm, since January 2025. Mr. Volpi has served on the boards of directors of Confluent, Inc., a data infrastructure company, since April 2015, Aurora Innovation, Inc., a self-driving technology company, since January 2018, and Ferrari N.V., a luxury automotive company, since April 2023. Mr. Volpi is also currently serving on the boards of Cockroach Labs, Inc., a cloud infrastructure company, since March 2016, Cohere Inc., a security-first enterprise artificial intelligence company, since June 2021, Hebbia, Inc., an artificial intelligence company, since June 2022, Kong Inc., a software company, since June 2013, Scale AI, Inc., an artificial intelligence company, since May 2025, and Stanford Hospital Private Corporation since September 2024, among others. He was previously a director of Elastic N.V., a search and data analysis company, from March 2013 to July 2022, Zuora, Inc., an enterprise software company, from September 2011 to June 2020, Sonos, Inc., a consumer electronics company, from February 2010 to April 2025, Stellantis N.V. (f/k/a Fiat Chrysler Automobiles N.V.), an automotive company, from April 2017 to January 2021, Tishman Speyer Innovation Corp. II,a publicly traded special purpose acquisition company, from February 2021 to December 2022, and TS Innovation Acquisitions Corp., a publicly traded special purpose acquisition company, from October 2020 to June 2021, among others. Mr. Volpi held several executive positions prior to Index and Hanabi Capital, including Chief Strategy Officer and SVP/GM of the routing business at Cisco Systems, Inc., a technology company. Mr. Volpi earned a B.S. in Mechanical Engineering and an M.S. in Manufacturing Systems Engineering from Stanford University and an M.B.A. from Stanford Graduate School of Business. We believe Mr. Volpi is qualified to serve as a member of our board of directors due to his extensive experience in senior leadership positions at technology, investment, and other companies.

Michelle Wilson has served as a member of our board of directors since April 2025. Ms. Wilson has served on the board of directors of Cockroach Labs, Inc., a cloud infrastructure company, since July 2022. She was previously a director of Okta, Inc., an identity and access management company, from 2015 to June 2022, Zendesk, Inc., a software development company, from 2014 to July 2022, Pinterest, Inc., a visual discovery engine, from May 2016 to May 2021, and Stripe, Inc., a financial services and software company, from September 2018 to May 2020. From 1999 to 2012, Ms. Wilson held various roles at Amazon.com, Inc., including most recently as Senior Vice President and General Counsel. Previously, Ms. Wilson served as a partner at Perkins Coie LLP, a law firm, from 1995 to 1999. Ms. Wilson earned a B.A. in Business Administration from the University of Washington and a J.D. from the University of Chicago. We believe Ms. Wilson is qualified to serve as a member of our board of directors due to her significant experience as an executive and board member in the technology industry, as well as her deep expertise and experience in legal, compliance, and human resources matters.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
Our board of directors will adopt, effective prior to the completion of this offering, a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. Pursuant to our restated certificate of incorporation, as currently in effect, our current directors were elected as follows:
•Andrew Rachleff was appointed by the incorporator at the time of our inception;
•David Fortunato, Jaleh Bisharat, Kenneth A. Goldman, Jason Kilar, and Michelle Wilson were elected as the nominated designees of the holders of our redeemable convertible preferred stock and common stock; and
•Michelangelo Volpi was elected as the nominated designee of the holders of our Series B redeemable convertible preferred stock.
The provisions of our current restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.
Classified Board of Directors
Upon the completion of this offering, our board of directors will consist of     members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be           and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;
•the Class II directors will be             and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and
•the Class III directors will be           and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws to be in effect immediately prior to the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”
Director Independence
In connection with this offering, we intend to list our common stock on the          . Under the rules of the           , independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the           require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the           , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each director other than            is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the           . In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director
Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed            to serve as our lead independent director. As lead independent director,           will provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chairperson of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.
Committees of the Board of Directors
Our board of directors has an audit and risk committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit and Risk Committee
Our audit and risk committee is composed of Kenneth A. Goldman,           , and           . Mr. Goldman is the chair of our audit and risk committee. The members of our audit and risk committee meet the independence requirements under           and SEC rules. Each member of our audit and risk committee is financially literate. In addition, our board of directors has determined that           is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit and risk committee and board of directors. Our audit and risk committee’s principal functions are to assist our board of directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•inquiring about significant risks, reviewing our policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;
•reviewing and overseeing our policies related to compliance risks;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements; and
•approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Our compensation committee is composed of           ,          , and           .             is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under            and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and recommending to our board of directors to approve the compensation of our non-employee directors;
•reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is composed of           ,          , and           .            is the chair of our nominating and corporate governance committee. The members of our nominating and corporate governance committee meet the independence requirements under           and SEC rules. Our nominating and corporate governance committee’s principal functions include:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending to our board of directors any changes to our corporate governance guidelines;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing any program relating to corporate responsibility and sustainability, including ESG matters;
•overseeing the process of evaluating the performance of our board of directors; and
•advising our board of directors on corporate governance matters.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any other entity that has one or more executive officers who served on our board or compensation committee during the fiscal year ended January 31, 2025.

Director Compensation
Fiscal 2025 Director Compensation
Andrew Rachleff
In January 2025, we granted Andrew Rachleff an award for 29,762 RSUs (the “Rachleff RSU Award”) in connection with his service on our board of directors. The Rachleff RSU Award was granted under the 2017 Plan, has a seven-year term, and will vest based on the satisfaction of service-based and liquidity-based vesting conditions.
The service-based vesting condition for the Rachleff RSU Award will be satisfied on March 15, 2026, subject to Mr. Rachleff’s continued service with us through such date. The liquidity-based vesting condition for the Rachleff RSU Award will be satisfied upon the completion of this offering.
Jaleh Bisharat
In January 2025, we granted Jaleh Bisharat an award for 17,007 RSUs (the “Bisharat RSU Award”) in connection with her service on our board of directors. The Bisharat RSU Award was granted under the 2017 Plan, has a seven-year term, and will vest based on the satisfaction of service-based and liquidity-based vesting conditions.
The service-based vesting condition for the Bisharat RSU Award will be satisfied on March 15, 2026, subject to Ms. Bisharat’s continued service with us through such date. The liquidity-based vesting condition for the Bisharat RSU Award will be satisfied upon the completion of this offering.
Jason Kilar
In January 2025, we granted Jason Kilar an award for 17,007 RSUs (the “Kilar RSU Award”) in connection with his service on our board of directors. The Kilar RSU Award was granted under the 2017 Plan, has a seven-year term, and will vest based on the satisfaction of service-based and liquidity-based vesting conditions.
The service-based vesting condition for the Kilar RSU Award will be satisfied on March 15, 2026, subject to Mr. Kilar’s continued service with us through such date. The liquidity-based vesting condition for the Kilar RSU Award will be satisfied upon the completion of this offering.
Kenneth Goldman
In February 2024, we granted Kenneth Goldman an award for 15,496 RSUs (the “First Goldman Award”), and in January 2025, we granted Mr. Goldman an award for 17,007 RSUs in connection with his service on our board of directors (the “Second Goldman Award,” and together with the First Goldman Award, the “Goldman RSU Awards”). Each of the Goldman RSU Awards was granted under the 2017 Plan, has a seven-year term and will vest based on the satisfaction of service-based and liquidity-based vesting conditions.
The service-based vesting condition for the First Goldman Award was satisfied on March 15, 2024. The service-based vesting condition for the Second Goldman Award will be satisfied on March 15, 2026, subject to Mr. Goldman’s continued service with us through such date. The liquidity-based vesting condition for the Goldman RSU Awards will be satisfied upon the completion of this offering.
The following table sets forth information concerning the compensation earned by our directors during the fiscal year ended January 31, 2025, except for David Fortunato, our Chief Executive Officer and President, who did not receive any additional compensation for his service as a director, Mr. Fortunato’s compensation as our Chief Executive Officer and President is set forth in the section titled ““Executive Compensation—Summary Compensation Table.” Note that only stock awards were made in fiscal 2025, so the other columns have been omitted from the table.

Fiscal 2025 Director Compensation Table

Name	Stock Awards ($)(1)	Total ($)
Andrew S. Rachleff	—	—
Jaleh Bisharat	—	—
Kenneth A. Goldman	—	—
Jason Kilar	—	—
Michelangelo Volpi	—	—
Michelle Wilson	—	—
______________
(1)Certain of our directors were granted RSU awards that were subject to both a service-based vesting condition and a liquidity-based vesting condition. As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because satisfaction of the liquidity-based vesting condition was not deemed probable. As a result, no value is included in the table for these awards. Based on satisfaction of the liquidity-based vesting condition in connection with this offering, the aggregate grant-date fair value of the RSU awards for each of Messrs. Rachleff, Goldman, and Kilar and Ms. Bisharat for the fiscal year ended January 31, 2025 would have been $413,989, $386,569, $236,567, and $236,567, respectively, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant-date fair value of the awards are set forth in Note 12. — Stock-Based Compensation to our consolidated financial statements included in this prospectus. Such grant-date fair value does not take into account any estimated forfeitures related to service-based vesting conditions. The amounts reported in this column reflect the accounting cost for such awards and do not correspond to the actual economic value that may be received by the officers from these awards.
The following table sets forth information regarding the outstanding equity awards held by our non-employee directors as of January 31, 2025.

Name	Vested Stock Awards	Unvested Stock Awards	Vested Exercisable Option Awards	Unvested Exercisable Option Awards
Andrew S. Rachleff	—	29,762	—	—
Jaleh Bisharat	—	17,007	287,500	12,500
Kenneth A. Goldman	—	97,726	281,250	18,750
Jason Kilar	—	393,707	300,000	—
Michelangelo Volpi	—	—	—	—
Michelle Wilson	—	—	—	—
Fiscal 2026 Director Compensation
Michelle Wilson
In April 2025, we granted Michelle Wilson an award for 34,014 RSUs (the “Wilson RSU Award”) in connection with the commencement of her service on our board of directors. The Wilson RSU Award was granted under the 2017 Plan, has a seven-year term, and will vest based on the satisfaction of service-based and liquidity-based vesting conditions.
The service-based vesting condition for the Wilson RSU Award will be satisfied as to 1/16th of the total award quarterly over four years, with the first vesting date scheduled for June 15, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Wilson’s continued service with us. The liquidity-based vesting condition for the Wilson RSU Award will be satisfied upon the completion of this offering.

Non-Employee Director Compensation Policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards for service on our board of directors and committees of our board of directors.
Employee directors will receive no additional compensation for their service as a director.

EXECUTIVE COMPENSATION
Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers who were serving as executive officers as of January 31, 2025, were:
•David Fortunato, Chief Executive Officer;
•Kal Iyer, Vice President, Engineering; and
•Julien Wetterwald, Chief Technology Officer.
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for the fiscal year ended January 31, 2025.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
David Fortunato, Chief Executive Officer	2025	495,000	—	153,181	648,181
Kal Iyer, Vice President, Engineering	2025	426,750	—	99,636	526,386
Julien Wetterwald, Chief Technology Officer	2025	418,750	—	97,760	516,510
______________
(1)Each named executive officer was granted a RSU award that was subject to both a service-based component and a liquidity-based component. As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because satisfaction of the liquidity-based component was not deemed probable. As a result, no value is included in the table for these awards. Based on satisfaction of the liquidity-based component in connection with this offering, the aggregate grant-date fair value of the RSU awards for each of Messrs. Fortunato, Iyer, and Wetterwald for the fiscal year ended January 31, 2025 would have been $14,339,938, $4,698,798, and $4,698,798, respectively, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant-date fair value of the awards are set forth in Note 12. — Stock-Based Compensation to our consolidated financial statements included in this prospectus. Such grant-date fair value does not take into account any estimated forfeitures related to service-based vesting conditions. The amounts reported in this column reflect the accounting cost for such awards and do not correspond to the actual economic value that may be received by the officers from these awards.
(2)The amounts presented represent performance bonuses based on the achievement of corporate and individual performance metrics set by our board of directors.
Narrative to Summary Compensation Table
Base Salaries
Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. As of January 31, 2025, the annual base salaries of our named executive officers were $495,000 for Mr. Fortunato, $426,750 for Mr. Iyer, and $418,750 for Mr. Wetterwald.
Fiscal 2025 Awards
In April 2024, our board of directors, with participation by every independent member of the board, granted 1,266,900 RSUs to Mr. Fortunato. The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition were not satisfied as to any of the RSUs as of January 31, 2025. The RSUs vest as to 1/16th of the total award and may be settled for shares of common stock on each quarterly anniversary following March 15, 2024, the vesting commencement date, once the liquidity-based vesting condition has been satisfied and subject to Mr. Fortunato’s continued service with us as of each such date. The liquidity-based vesting condition will be satisfied upon completion of this offering.
In October 2024, our board of directors, with participation by every independent member of the board, granted 176,560 RSUs to Mr. Fortunato. The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition was not satisfied as to any of the RSUs as of January 31, 2025. The service-based vesting condition was satisfied such that the entire award time-vested and became capable of being settled for shares of common stock on December 15, 2024, subject to the liquidity-based vesting condition being satisfied and subject to Mr. Fortunato’s continued service with us. The liquidity-based vesting condition will be satisfied upon completion of this offering.
In January 2025, our board of directors, with participation by every independent member of the board, granted RSUs to each of Messrs. Iyer and Wetterwald. Each of Messrs. Iyer and Wetterwald were granted 337,800 RSUs. The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition and liquidity-based vesting condition were not satisfied as to any of the RSUs as of January 31, 2025. The service-based vesting condition will be satisfied as to 1/16th of the total award on each quarterly anniversary following the vesting commencement date for each respective grant, which was December 15, 2024 for Mr. Wetterwald and March 15, 2025, for Mr. Iyer, and any RSUs for which the service-based vesting condition is satisfied may be settled for shares of common stock once the liquidity-based vesting condition has been satisfied and subject to Messrs. Iyer and Wetterwald’s continued service with us as of each such date. The liquidity-based vesting condition will be satisfied upon completion of this offering.
Non-Equity Incentive Plan Compensation
Messrs. Fortunato, Iyer, and Wetterwald participated in our discretionary 2025 executive performance bonus program which awards cash compensation based on, among other factors, the achievement of certain company performance metrics. Amounts earned by Messrs. Fortunato, Iyer, and Wetterwald for 2025 under the 2025 executive performance bonus program are set forth in the Summary Compensation Table above in the “Non-Equity Incentive Plan Compensation” column.
Other Elements of Compensation
Welfare and Other Benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.

Outstanding Equity Awards at Fiscal 2025 Year-End
The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of January 31, 2025.

			Option Awards(1)				Stock Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)(2)
David Fortunato Chief Executive Officer	5/23/2015(3)	6/9/2015	171,600	—	2.45	6/8/2025	—	—
	5/23/2016(3)	5/27/2016	220,000	—	2.45	5/26/2026	—	—
	5/17/2017(3)	10/18/2017	242,000	—	1.67	10/17/2027	—	—
	12/27/2017(4)	2/14/2018	186,442	—	1.50	2/13/2028	—	—
	5/23/2018(4)	8/23/2018	632,000	—	1.79	8/22/2028	—	—
	5/14/2019(4)	5/14/2019	1,387,030	—	1.87	5/13/2029	—	—
	10/15/2020(4)	8/27/2020	2,900,000	—	1.39	8/26/2030	—	—
	— (5)	4/18/2021	—	—	—	—	9,698	136,160
	12/15/2022(6)	11/22/2022	—	—	—	—	52,130	731,905
	3/15/2022(6)	11/22/2022	—	—	—	—	208,519	2,927,607
	12/15/2022(6)	11/22/2022	—	—	—	—	43,750	614,250
	9/15/2022(6)	11/22/2022	—	—	—	—	175,000	2,457,000
	3/15/2023(6)	1/25/2023	—	—	—	—	599,200	8,412,768
	3/15/2023(7)	5/5/2023	—	—	—	—	1,223,400	17,176,536
	9/15/2023(6)	8/4/2023	—	—	—	—	253,521	3,559,435
	3/15/2024(7)	4/22/2024	—	—	—	—	1,266,900	17,787,276
	12/15/2024(6)	10/21/2024	—	—	—	—	176,560	2,478,902
Kal Iyer, Vice President, Engineering	6/25/2018(4)	8/23/2018	1,012,000	—	1.79	8/22/2028	—	—
	12/25/2020(4)	1/15/2021	136,966	—	1.39	1/14/2031	—	—
	12/15/2022(6)	11/22/2022	—	—	—	—	38,750	544,050
	3/15/2022(7)	11/22/2022	—	—	—	—	155,000	2,176,200
	12/15/2022(6)	11/22/2022	—	—	—	—	57,035	800,771
	3/15/2023(7)	1/25/2023	—	—	—	—	326,200	4,579,848
	3/15/2024(7)	12/15/2023	—	—	—	—	326,200	4,579,848
	3/15/2025(7)	1/14/2025	—	—	—	—	337,800	4,742,712
Julien Wetterwald, Chief Technology Officer	2/23/2015(8)	3/26/2015	200,000	—	2.30	3/25/2025	—	—
	7/1/2016(3)	8/11/2016	24,000	—	2.45	8/10/2026	—	—
	1/1/2017(3)	2/10/2017	52,500	—	2.67	2/9/2027	—	—
	7/1/2017(3)	10/18/2017	25,000	—	1.67	10/17/2027	—	—
	8/23/2017(3)	10/18/2017	30,000	—	1.67	10/17/2027	—	—
	12/27/2017(4)	2/14/2018	57,501	—	1.50	2/13/2028	—	—
	7/1/2018(4)	8/23/2018	250,000	—	1.79	8/22/2028	—	—
	9/17/2019(4)	10/30/2019	150,000	—	1.92	10/29/2029	—	—
	6/15/2022(7)	11/22/2022	—	—	—	—	328,400	4,610,736
	12/15/2022(6)	11/22/2022	—	—	—	—	95,785	1,344,821
	12/15/2023(7)	12/15/2023	—	—	—	—	326,200	4,579,848
	12/15/2024(7)	1/14/2025	—	—	—	—	337,800	4,742,712
______________
(1)Unless otherwise noted, all outstanding equity awards were granted under our 2017 Plan.
(2)There was no public market for our common stock as of January 31, 2025. The fair market value of our common stock as of January 31, 2025, as determined by an independent valuation, was $14.04 per share.

(3)This option was granted under the 2008 Plan and was fully vested and exercisable as of January 31, 2025. The unexercised portion of this option expired and was canceled as of June 8, 2025.
(4)This option is fully vested and exercisable.
(5)The RSUs vest based on the satisfaction of a liquidity-based vesting condition. The liquidity-based vesting condition was not satisfied as to any of the RSUs as of January 31, 2025 but will be satisfied and the entire award shall vest, upon the earliest to occur of: (i) the date that is six months after the effective date of this registration statement for our initial public offering; (ii) March 15 of the calendar year following the year in which this registration statement is declared effective; and (iii) immediately prior to the closing of a “change in control,” as defined in the award agreement.
(6)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition was not satisfied as to any of the RSUs as of January 31, 2025 but will be satisfied upon completion of this offering. The service-based vesting condition has been fully met with respect to the entire award.
(7)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition was not satisfied as to any of the RSUs as of January 31, 2025 but will be satisfied upon completion of this offering. The RSUs vest as to 1/16th of the total award and may be settled for shares of our common stock on each quarterly anniversary of the vesting commencement date, once the liquidity-based vesting condition has been satisfied and subject to the holder’s continued service with us.
(8)This option was granted under the 2008 Plan and was fully vested and exercisable as of January 31, 2025. The unexercised portion subsequently expired on March 25, 2025.
Tender Offer
In August 2024, we initiated a tender offer for vested shares (including, but not limited to, any shares of common stock previously issued upon the exercise of stock options or upon the prior settlement of fully vested RSUs) and shares of our common stock underlying vested options to purchase shares of our common stock from certain of our then-employees or their affiliated entities, and in September 2024, we repurchased an aggregate of 1,996,765 shares of our outstanding common stock at a purchase price of $11.76 per share for an aggregate purchase price of approximately $23.5 million (the “2024 Tender Offer”). Certain of our executive officers participated in the 2024 Tender Offer. See the section titled “Certain Relationships and Related Party Transactions” for additional information regarding the 2024 Tender Offer.
Executive Offer Letters
Prior to the completion of this offering, we intend to enter into an offer letter setting forth the terms and conditions of employment for each of our named executive officers. We expect that each of these agreements will provide for at-will employment and include each named executive officer’s base salary, an annual executive performance bonus opportunity, and standard employment benefit plan participation.
Potential Payments upon Termination or Change of Control
Prior to the completion of this offering, we anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.
Employee Benefit and Stock Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2008 Equity Incentive Plan
In January 2008, we adopted our 2008 Plan, which was most recently amended on October 18, 2017, and subsequently terminated following the adoption of our 2017 Plan (as described below). Notwithstanding the termination of our 2008 Plan, any awards granted under the 2008 Plan at the time of such termination remained outstanding, subject to the terms of the 2008 Plan and the applicable award agreements. The purpose of the 2008 Plan was to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.
Share Reserve. As of January 31, 2025, we had            shares of our common stock subject to outstanding grants under our 2008 Plan. Following the adoption of our 2017 Plan, no shares remain available for grant pursuant to our 2008 Plan and no awards will be granted pursuant to our 2008 Plan. As of January 31, 2025, options to purchase            shares had been exercised and options to purchase           shares remained outstanding, with a weighted-average exercise price of $           per share. As of January 31, 2025, no restricted stock awards (“RSAs”) had been granted under the 2008 Plan.
Administration. Awards granted under our 2008 Plan remain administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2008 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2008 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2008 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2008 Plan.
Eligibility. Pursuant to the 2008 Plan, we were able to grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We were able to grant non-statutory stock options (“NQSOs”) and RSAs to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Stock Options. The 2008 Plan provided for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of our common stock, each at a stated exercise price. The 2008 Plan required that the exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator in writing at the time of grant). However, under applicable law, the exercise price of any ISO granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator determined the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2008 Plan was ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock was five years from the date of grant.
Restricted Stock Awards. In addition, the 2008 Plan allowed for the grant of RSAs, with terms as generally determined by the administrator (in accordance with the 2008 Plan) and that were set forth in an award agreement. No RSAs were granted under the 2008 Plan.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2008 Plan generally could not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NQSOs, by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Acquisition or Other Combination. In the event that we are subject to a “combination transaction” (as defined in the 2008 Plan and generally meaning, collectively, a merger, a sale or transfer of more than

50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the 2008 Plan provided that awards would be subject to the agreement evidencing such acquisition or other combination. Such agreement may provide that awards will be assumed, converted, substituted, or replaced with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices, and with any substituted property subject to terms no less favorable than were subject to the applicable 2008 Plan awards. After giving effect to the foregoing, any awards outstanding under the 2008 Plan that are not assumed, converted, substituted, or replaced pursuant to such agreement will terminate, if not exercised, at such time as our board of directors determines.
Adjustments. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan (i) the number of shares reserved for issuance under the 2008 Plan, (ii) the exercise prices of and number of shares subject to outstanding options, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards would (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).
Exchange, Repricing, and Buyout of Awards. The administrator may modify, extend, or renew outstanding awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2008 Plan.
2017 Equity Incentive Plan
In December 2017, we adopted our 2017 Plan, as most recently amended on January 14, 2025. The purpose of the 2017 Plan is to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.
Share Reserve. As of January 31, 2025, we had 53,890,097 shares of our common stock reserved for issuance pursuant to grants under our 2017 Plan (including 9,767,263 shares previously reserved for issuance and unissued under the 2008 Plan at the time of adoption of the 2017 Plan, which were made available for issuance under the 2017 Plan pursuant to its terms), of which            shares remained available for grant. As of January 31, 2025, options to purchase            shares had been exercised and options to purchase            shares remained outstanding, with a weighted-average exercise price of $           per share. As of January 31, 2025,            awards of RSUs were granted under the 2017 Plan. As of January 31, 2025, no RSAs and no stock appreciation rights (“SARs”) were granted under the 2017 Plan, and no such awards are expected to be granted prior to this offering; provided that certain options granted under the 2017 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right. Our 2017 Plan will be terminated upon the effectiveness of this offering and no new awards will be granted under the 2017 Plan after this offering. Notwithstanding the termination of our 2017 Plan, any awards granted under the 2017 Plan at the time of such termination will remain outstanding, subject to the terms of the 2017 Plan and the applicable award agreements.
Administration. Our 2017 Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2017 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2017 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2017 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2017 Plan.

Eligibility. Pursuant to the 2017 Plan, we may grant ISOs only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant NQSOs, RSUs, SARs, and RSAs to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Stock Options. The 2017 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of our common stock, each at a stated exercise price. The 2017 Plan requires that exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator in writing at the time of grant). However, under applicable law, the exercise price of any ISO granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2017 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Units. The 2017 Plan also allows for the grant of RSUs with terms as generally determined by the administrator (in accordance with the 2017 Plan) and to be set forth in an award agreement. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. Generally, the vesting of our RSUs granted under the 2017 Plan is upon satisfaction of both a liquidity-based vesting condition and a time-based vesting schedule on or before the expiration date of such RSUs. Certain RSUs granted under the 2017 Plan will be forfeited in case of a termination of employment or service before the satisfaction of both the liquidity-based vesting condition and the time-based vesting schedule. Other RSUs granted under the 2017 Plan will survive a termination of employment or service, solely as to any time-vested portion, and remain eligible to satisfy the liquidity-based vesting condition within the term of the applicable RSU award. For most RSUs granted under the 2017 Plan, the liquidity-based vesting condition will be satisfied upon the earlier of (i) the effective date of the registration statement filed by us for purposes of this offering and (ii) an “acquisition” (as defined in the 2017 Plan). Following the satisfaction of the liquidity-based vesting condition, RSUs that remain unvested as of the date of such liquidity-based vesting condition due to the RSUs’ time-based vesting schedule will continue to vest after the liquidity-based vesting condition for so long as the holder remains in continuous service status through each such time-based vesting date. Certain RSUs granted under the 2017 Plan are not subject to a time-based vesting schedule and will vest in full upon satisfaction of the applicable liquidity-based vesting condition.
Restricted Stock Awards, Stock Appreciation Rights. In addition, the 2017 Plan allows for the grant of RSAs and SARs, with terms as generally determined by the administrator (in accordance with the 2017 Plan) and to be set forth in an award agreement. We have not granted any RSAs or any SARs under the 2017 Plan and no such awards are expected to be granted prior to this offering.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2017 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NQSOs, by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Acquisition or Other Combination. In the event that we are subject to an “acquisition” (as defined in the 2017 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours) or “other combination,” the 2017 Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide that awards will (i) be continued, assumed, or substituted with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices; (ii) become vested or exercisable, in full or in part; (iii) be terminated for no consideration or in exchange for an amount of cash or securities followed by the cancellation of such awards; or (iv) any combination of the foregoing. After giving effect to the foregoing, any awards outstanding under the 2017 Plan that are not assumed or substituted pursuant to such agreement will terminate if not exercised, as applicable, immediately following the consummation of the acquisition or other combination.
In addition, following an acquisition, if one of our employees is terminated without “cause” or resigns due to a “constructive termination” (each, as defined in the 2017 Plan), in each case, within 12 months after the closing of the acquisition, then, each outstanding award subject to a time-based vesting schedule held by such employee shall accelerate and vest as to an additional number of shares equal to the lesser of (a) all remaining unvested shares subject to a time-based vesting schedule and (b) the number of shares that would have vested during an additional 12 months of service. Notwithstanding the foregoing, if an award is subject to a vesting cliff (e.g., a period of time before any shares subject to the time-based award begin to vest or performance metrics that must be achieved before any shares subject to the time-based award begin to vest) and after 12 months of additional vesting, the vesting cliff is not satisfied, then no shares subject to the award shall vest.
In addition, upon the consummation of an acquisition, all remaining unvested shares subject to each award held by one of our non-employee directors shall become vested in full.
Adjustments. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Plan (i) the number of shares reserved for issuance under the 2017 Plan, (ii) the exercise prices of and number of shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).
Exchange, Repricing, and Buyout of Awards. The administrator may modify, extend, or renew awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2017 Plan.
Amendment; Termination. Our board of directors may amend or terminate the 2017 Plan at any time and may terminate any and all outstanding options, RSUs, or SARs upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We expect to terminate the 2017 Plan and will cease issuing awards thereunder upon the effective date of our 2025 Plan (described below), which is the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2017 Plan will remain outstanding following this offering, subject to the terms of our 2017 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.
2025 Equity Incentive Plan
In                 2025, our board of directors and our stockholders approved our 2025 Plan as a successor to our 2017 Plan. The 2025 Plan will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2025 Plan authorizes the award of both ISOs, which are intended to qualify for favorable tax treatment under Section 422 of the Code, and NQSOs, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2025 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved           shares of our common stock, plus any reserved shares of our common stock not issued or subject to outstanding grants under the 2017 Plan on the effective date of the 2025 Plan, for issuance as our common stock pursuant to awards granted under our 2025 Plan. The number of shares reserved for issuance under our 2025 Plan will increase automatically on February 1 of each of 2026 through 2035 by the number of shares equal to % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding January 31, or a lesser number as may be determined by our board of directors (the “2025 Plan Evergreen Provision”). The 2025 Plan Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2025 Plan:
•shares subject to options or SARs granted under our 2025 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2025 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2025 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2025 Plan that are surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options granted under our 2008 Plan that, after the effective date of the 2025 Plan, are forfeited;
•shares issuable upon the exercise of options granted under our 2017 Plan that, after the effective date of the 2025 Plan, are forfeited;
•shares subject to awards granted under our 2017 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2025 Plan;
•shares subject to awards under our 2017 Plan or our 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award; and
•shares subject to awards under our 2017 Plan or our 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
Shares of our common stock that that were either reserved, but not issued under the 2017 Plan as of the date of this prospectus, or issued under the 2017 Plan and later become available for grant under our 2025 Plan, either as set forth above, shall be issued under the 2025 Plan only as shares of our common stock.
Administration. Our 2025 Plan will be administered by our compensation committee or by our board of directors acting in place of our compensation committee, referred to herein as the “administrator.” Subject to the terms and conditions of the 2025 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2025 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2025 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2025 Plan provides for the grant of both ISOs, intended to qualify under Section 422 of the Code, and NQSOs to purchase shares of our common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2025 Plan must be at least equal to the fair market value of our common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant.
Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than                shares may be issued pursuant to ISOs. The maximum term of options granted under our 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. The 2025 Plan provides for the grant of RSAs. A RSA is an offer by us to grant or sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of a RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. The 2025 Plan provides for the grant of SARs. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum number of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. The 2025 Plan provides for the grant of RSUs. A RSU represents the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2025 Plan and any applicable award agreement (which may provide for settlement only in shares). No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards. The 2025 Plan provides for the grant of performance awards. A performance award granted pursuant to the 2025 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. The 2025 Plan provides for the grant of stock bonus awards. A stock bonus award provides for payment in the form of cash, shares of our common stock, or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.
Dividend Equivalent Rights. The 2025 Plan permits awards to be granted with dividend equivalent rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.
Change of Control. Our 2025 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the surviving corporation or its parent, (3) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, (5) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2025 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested, or (6) the cancellation of outstanding awards for no consideration. Upon a corporate transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control. In the event the successor refuses to assume, convert, replace, or substitute awards as provided above pursuant to a corporate transaction, our compensation committee will notify each participant that such award will, if exercisable, be exercisable or vested for a period of time determined by the committee and expire after such period.
Adjustment. In the event of a change in the number or class of outstanding shares of our common stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under our 2025 Plan, (2) the exercise prices, number, and class of shares subject to outstanding options or SARs, (3) the number and class of shares subject to other outstanding awards, and (4) the maximum number of shares that may be issued as ISOs under the 2025 Plan, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2025 Plan.
Director Compensation Limits. No non-employee director may receive awards under our 2025 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceeds $           in a calendar year or $           in the calendar year of his or her initial service as a non-employee director on our board of directors.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2025 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-plans. Subject to the terms of the 2025 Plan, the administrator may establish a sub-plan under the 2025 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment; Termination. Our board of directors or compensation committee may amend our 2025 Plan at any time, subject to stockholder approval as may be required. Our 2025 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2025 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2025 Plan.
2025 Employee Stock Purchase Plan
In           , 2025, our board of directors and our stockholders approved our 2025 ESPP, which will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions.
The 2025 ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by our board of directors or the compensation committee, the Non-423 Component (if any) will operate and be administered in the same manner as the 423 Component.
Share Reserve. We have initially reserved          shares of our common stock for issuance and sale under our 2025 ESPP. The number of shares reserved for issuance and sale under our 2025 ESPP will increase automatically on February 1 of each of 2026 through 2035 by the number of shares equal to          % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding January 31, or a lesser number as may be determined by our board of directors (the “2025 ESPP Evergreen Provision”). The 2025 ESPP Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes. Subject to stock splits, recapitalizations, or similar events, no more than          shares of our common stock may be issued over the term of our 2025 ESPP.
Administration. Our 2025 ESPP will be administered by our compensation committee or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of our 2025 ESPP, referred to herein as the “administrator.” Among other things, the administrator will have the authority to determine eligibility for participation in our 2025 ESPP (to the extent permitted by applicable law), designate separate offerings under the plan (and determine the length of such offerings), and construe, interpret, and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to our 2025 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, certain highly compensated employees as determined in accordance with applicable tax laws and certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our 2025 ESPP, will not be eligible to participate in our 2025 ESPP. The administrator may impose additional restrictions on eligibility from time to time.

Offerings. Under our 2025 ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our 2025 ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.
No participant may purchase more than              shares of our common stock during any one purchase period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion may set a lower maximum number of shares which may be purchased.
Adjustments Upon Recapitalization. If the number or class of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of our common stock that are available under our 2025 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a corporate transaction that constitutes a change of control of our company as determined under the terms of our 2025 ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the corporate transaction, and our 2025 ESPP will terminate on the closing of the corporate transaction.
Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of any rights regarding an election to purchase shares pursuant to our 2025 ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. The administrator may amend, suspend, or terminate our 2025 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, our 2025 ESPP will terminate upon the earlier to occur of the issuance of all shares of our common stock reserved for issuance under our 2025 ESPP, or the tenth anniversary of the effective date.
Compensation Recovery Policy
In               , 2025, we adopted a Compensation Recovery Policy (“Compensation Recovery Policy”). The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.
Equity Award Grant Practices
We grant equity awards on a discretionary basis in connection with certain events such as the commencement or anniversary of employment, promotion, high performance, or the closing of an acquisition. We do not grant awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of any equity awards or executive compensation.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective immediately prior to the completion of this offering contains provisions that will limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
•any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•any transaction from which the director or officer derived an improper personal benefit; and
•with respect to officers, any action by or in the right of the corporation.
Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2022 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Exchange Offer
In October 2022, we conducted an exchange offer (the “2022 Exchange Offer”) for an aggregate of 4,906,190 outstanding and unsettled RSUs granted under the 2017 Plan (the “Canceled RSUs”) valued at $4.93 per share for an approximate aggregate dollar value of $24.2 million held by certain of our employees and other service providers who resided in the United States, and canceled and exchanged them for an aggregate of 6,132,824 RSUs with a service-based vesting condition and a liquidity-based vesting condition, where the RSUs represent a number equal to 125% of the number of Canceled RSUs (“Exchange RSUs”) valued at $4.93 per share for an approximate aggregate dollar value of $30.2 million. Certain of the Exchange RSUs for which the service-based vesting condition was satisfied on the date of the exchange will fully vest upon a liquidity event, while other Exchange RSUs vest according to the applicable vesting schedule, which correspond to the applicable service requirement for each holder of Exchange RSUs. David Fortunato, our Chief Executive Officer and President; Lauren Lin, our Chief Legal Officer, Chief Compliance Officer, and Secretary; and Kenneth A. Goldman, a member of our board of directors, participated in the 2022 Exchange Offer. Mr. Fortunato exchanged 383,519 Canceled RSUs for 479,399 Exchange RSUs; Ms. Lin exchanged 20,945 Canceled RSUs for 26,182 Exchange RSUs; and Mr. Goldman exchanged 27,778 Canceled RSUs for 34,723 Exchange RSUs.
Tender Offer
In August 2024, we initiated the 2024 Tender Offer, and in September 2024, we repurchased an aggregate of 1,996,765 shares of our outstanding common stock at a purchase price of $11.76 per share for an aggregate purchase price of approximately $23.5 million. Certain of our executive officers participated in the 2024 Tender Offer.
The following table summarizes the shares of our common stock sold by our executive officers in the 2024 Tender Offer. The amounts set forth in the column titled “Total Purchase Price” represent the gross sale proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

Name	Shares of Common Stock	Total Purchase Price
Alan Imberman	85,034	$1,000,000
Kal Iyer	85,034	$1,000,000
Lauren Lin	50,868	$598,208
Julien Wetterwald	85,034	$1,000,000
Other Transactions
In August 2023, we amended the Bridge Loan, originally entered into in January 2022 between Andrew Rachleff, a member of our board of directors, and us, pursuant to which we could borrow from Mr. Rachleff from time to time. The amendment extended the maturity date to September 2025, amended the interest rate for the period from April 2024 to September 2025 to 12.5%, increased the threshold for an Equity Financing (as defined in the Bridge Loan) to constitute a repayment acceleration event from $50 million to $100 million and assigned the loan from Mr. Rachleff to the Rachleff Family Revocable Trust UTD 5/19/92. The loan was repaid in full and all obligations under the Bridge Loan were satisfied in November 2024. For additional information regarding the Bridge Loan, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Fiscal Years Ended January 31, 2024 and 2025—Borrowings—Bridge Loan.”
Apeksha Garga, the spouse of Mr. Fortunato, our Chief Executive Officer and President, was employed by us in a non-executive officer role as Vice President of Design and Marketing from August 2016 to November 2023. During fiscal 2023 and fiscal 2024, Ms. Garga’s annual base salary was $387,583 and $308,352, respectively, in addition to equity compensation and a bonus payment for fiscal 2024. For each fiscal period, Ms. Garga’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Executive Officer and President. Ms. Garga was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our Chief Executive Officer and President.
In July 2024, in connection with our acquisition of Unified National Mortgage LLC, which we renamed Wealthfront Home Lending, LLC (“Wealthfront Home Lending”), for an aggregate purchase price of $357,513, we entered into a series of agreements with Mr. Fortunato, our Chief Executive Officer and President, Wealthfront Home Lending, and Wealthfront Holdings LLC (“Wealthfront Holdings”), the purchasing entity of Wealthfront Home Lending. Pursuant to these agreements, Mr. Fortunato acquired 95.1% of the ownership interests of Wealthfront Holdings, with Wealthfront Corporation holding the remaining 4.9% of the ownership interests. Pursuant to these management and financing agreements, Wealthfront Corporation has the ability to direct the significant activities of Wealthfront Home Lending, and absorbs and funds all benefits and losses of Wealthfront Home Lending.
Certain of our executive officers, directors, and holders of more than 5% of our capital stock, and immediate family members of, or persons sharing households with, such individuals, have accounts on our platform and use our products and services in the ordinary course. Similar to our other clients, we receive fees in connection with such use.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement (the “IRA”), which provides, among other things, that certain holders of our capital stock, including Mr. Rachleff, a member of our board of directors, Tiger Global Private Investment Partners X, L.P., funds affiliated with DAG Ventures Management IV, LLC, funds affiliated with Index Venture Growth Associates II Limited, and funds affiliated with Ribbit Capital GP II, Ltd., which are beneficial owners of more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.
Indemnification Agreements
We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our executive officers and directors, including those affiliated with certain of our 5% stockholders. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters” for additional information regarding these agreements.

Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit and risk committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.
Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit and risk committee charter that will be in effect immediately prior to the completion of this offering will provide that our audit and risk committee shall review and approve or disapprove any related party transactions. In approving or rejecting any such transaction, our audit and risk committee will consider the relevant facts and circumstances available and deemed relevant to our audit and risk committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of          , 2025 and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group;
•each of the selling stockholders; and
•each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership of our common stock before this offering is based on          shares of our common stock outstanding as of          , 2025. For purposes of the table below, we have assumed the (i) occurrence of the Capital Stock Conversion and the RSU Net Settlement and (ii) issuance of           shares of our common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus). The exact number of shares of our common stock that will be withheld from a stockholder in connection with the RSU Net Settlement may differ based on the stockholder’s personal tax rates. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of          , 2025, and RSUs that are expected to vest and settle within 60 days of          , 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Wealthfront Corporation, 261 Hamilton Avenue, Palo Alto, California 94301.

	Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%		Shares	%
Named Executive Officers and Directors:
David Fortunato
Kal Iyer
Julien Wetterwald
Andrew S. Rachleff
Jaleh Bisharat
Kenneth A. Goldman
Jason Kilar
Michelangelo Volpi
Michelle Wilson
All executive officers and directors as a group (11 persons)
5% or Greater Stockholders:
Entities affiliated with DAG Ventures
Entities affiliated with Index Ventures
Entities affiliated with Ribbit Capital
Entities affiliated with Tiger Global
Selling Stockholders:
All selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock
______________
*Represents beneficial ownership of less than one percent of the shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws, and our IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, our authorized capital stock will consist of          shares of our common stock, $0.0001 par value per share, and          shares of undesignated preferred stock, $0.0001 par value per share.
Assuming the occurrence of the Capital Stock Conversion and the RSU Net Settlement as of January 31, 2025, there were outstanding:
•         shares of our common stock, held by          stockholders of record;
•         shares of our common stock issuable upon the exercise of stock options;
•         shares of our common stock issuable upon the vesting and settlement of RSUs outstanding;
•         shares of our common stock issuable upon the exercise of warrants to purchase           shares of common stock, which have an exercise price of          per share; and
•          shares of our common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus) immediately prior to or upon consummation of this offering pursuant to the conversion of outstanding SAFEs.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”
Voting Rights
Holders of shares of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Pursuant to the provisions of our currently in effect restated certificate of incorporation, each currently outstanding share of redeemable convertible preferred stock will automatically be converted into one share of common stock in connection with the closing of this offering. Following this offering, no shares of redeemable convertible preferred stock will be outstanding.
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of our capital stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of January 31, 2025, we had outstanding options to purchase an aggregate of          shares of our common stock under our 2008 Plan, with a weighted-average exercise price of $          per share.
As of January 31, 2025, we had outstanding options to purchase an aggregate of          shares of our common stock under our 2017 Plan, with a weighted-average exercise price of $          per share.
RSUs
As of January 31, 2025, we had outstanding RSUs that may be settled for an aggregate of           shares of our common stock under our 2017 Plan. Subsequent to January 31, 2025, we granted RSUs that may be settled for an aggregate of          shares of our common stock under our 2017 Plan.
As of January 31, 2025, we had outstanding Non-Plan RSUs that may be settled for an aggregate of 475,329 shares of our common stock.
In connection with the RSU Net Settlement, we will issue          shares of our common stock, after withholding an aggregate of          shares of common stock, to satisfy associated estimated tax withholding and remittance obligations.
Warrants
As of January 31, 2025, we had outstanding common stock warrants to purchase 1,953,463 shares of our common stock, with a weighted-average exercise price of $2.73 per share.

SAFEs
As of January 31, 2025, we had outstanding SAFEs that may be settled for an aggregate of           shares of our common stock (assuming an initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus).
Registration Rights
Following the completion of this offering, certain holders of shares of our common stock or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of our IRA, which was entered into in connection with our redeemable convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to our IRA, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered.
The registration rights terminate (i) five years following the completion of this offering or (ii) with respect to any particular stockholder, at the time that such stockholder can sell all of its registrable securities (as defined in our IRA) without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 of the Securities Act or any successor rule thereto.
Demand Registration Rights
Following the expiration of the lock-up period, holders of          shares of our common stock, including holders of shares of common stock issuable upon conversion of our outstanding warrants, will be entitled to demand registration rights. Under the terms of our IRA, we will be required, upon the request of holders representing at least 40% of the then-outstanding shares that are entitled to registration rights under our IRA, to file a registration statement under the Securities Act to register, as soon as practicable and in any event within 20 days after receipt of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $5.0 million, net of underwriting discounts and commissions. We are required to effect only two registrations pursuant to this provision of the IRA. We may postpone the filing of a registration statement no more than once during any 12-month period for a period of not more than 120 days if our board of directors determines that the filing would be seriously detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in our IRA.
Form S-3 Registration Rights
Following the completion of this offering, holders of          shares of our common stock, including holders of shares of common stock issuable upon conversion of our outstanding warrants, will be entitled to Form S-3 registration rights. The holders representing at least 40% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million. Under the terms of our IRA, we will be required to file a registration statement on Form S-3 to register such shares as soon as practicable and in any event within 20 days after receipt of the request. The holders may only require us to effect at most one registration statement on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a period of not more than 120 days if our board of directors determines that the filing would be seriously detrimental to us.
Piggyback Registration Rights
If we register any of our securities for public sale, holders of          shares of our common stock, including holders of shares of common stock issuable upon conversion of our outstanding warrants, having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration that does not permit secondary sales. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to us and, second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first excluded from the offering or (ii) below 30% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-Takeover Provisions
The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Board of Directors Vacancies. Our restated certificate of incorporation and our restated bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•Classified Board. Our restated certificate of incorporation and our restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section titled “Management—Classified Board of Directors.”
•Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.
•Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the restated bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors has approved such adoption, amendment, or repeal of any provisions of our restated bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our restated bylaws.

•Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to          shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•Choice of Forum. In addition, our restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the restated certificate of incorporation or restated bylaws. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated bylaws will also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock and common stock will be          . The transfer agent’s address is          .
Exchange Listing
We intend to apply to list our common stock on the          under the symbol “WLTH.”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding stock options or warrants or the settlement of outstanding RSUs, in the public market following this offering, or the possibility of these sales or issuances occurring, could adversely affect market prices prevailing from time to time and could impair our ability to raise equity capital.
Upon the completion of this offering, based on the          shares of our capital stock outstanding as of January 31, 2025, we will have a total of          shares of our common stock outstanding (after giving effect to the Capital Stock Conversion and the RSU Net Settlement). Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.
As a result of the lock-up and market stand-off agreements described herein and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all          shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•beginning          days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below,          additional shares will become eligible for sale in the public market, of which          shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-Up and Market Stand-Off Agreements
We, all of our directors and executive officers, the selling stockholders, and the holders of substantially all of our outstanding equity securities, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for          days after the date of this prospectus without first obtaining the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see the section titled “Underwriting.”
The remaining holders of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market stand-off agreements with us that restrict their ability to transfer shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, and we will not waive any of the restrictions of such market stand-off agreements with respect to our employees prior to          .

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market stand-off agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately          shares immediately after this offering; or
•the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up and market stand-off agreements described herein.
Registration Statements
As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, RSUs, and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market stand-off agreements to which they are subject.
Registration Rights
We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of any alternative minimum tax or the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, and does not deal with any state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•non-U.S. governments and international organizations;
•dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than 5% of our common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities and arrangements, and investors in such pass-through entities and arrangements (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them of the acquisition, ownership, and disposition of our common stock.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions thereunder, and rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) all as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN

LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our common stock that is not a U.S. Holder or a partnership or other pass-through entity or arrangement for U.S. federal income tax purposes. A U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock.
Distributions
We do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on Disposition of Our Common Stock.”
Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional withholding rules that may apply to dividends, including dividends paid to certain foreign financial institutions or non-financial foreign entities, as well as the section titled “Dividend Policy” for additional information.
Gain on Disposition of Our Common Stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in our common stock.
If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to United States persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% income tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets which are used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership, or disposition of our common stock.
Backup Withholding and Information Reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our common stock (whether or not the distribution constitutes a dividend), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments, including dividends on our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. While under the applicable Treasury Regulations and administrative guidance, withholding taxes under FATCA generally also would have applied to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding taxes under FATCA to their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITING
We, the selling stockholders, and the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to buy up to an additional          shares of common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to          additional shares of common stock from us.
Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our directors and executive officers, the selling stockholders, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date          days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan

Securities LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our shares of common stock on the          under the symbol “WLTH.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on          , in the over-the-counter market, or otherwise.
We estimate that our share of the total expenses of the offering, excluding the underwriting discounts and commissions payable by us, will be approximately $          .
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities, and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long, and/or short positions in such assets, securities, and instruments.
Selling Restrictions
European Economic Area
In relation to each European Economic Area Member State, each a “Relevant Member State,” no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us and/or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and us that:
(a)it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering.
United Kingdom
This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.
No shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the UK at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require us and/or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (as amended, the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (as amended, the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (as amended, the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the

SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (as amended, “Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (as amended, the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (as amended, the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.
Brazil
The offer and sale of the shares have not been, and will not be, registered with the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares may only be offered to Brazilian Professional Investors (as defined by the applicable CVM regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
Fenwick & West LLP, Santa Monica, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Latham & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters. Whalen LLP, Newport Beach, California, has acted as counsel for the selling stockholders in connection with legal matters related to this offering.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 31, 2024 and 2025, and for each of the two years in the period ended January 31, 2025, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.
Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at www.wealthfront.com. Upon the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

WEALTHFRONT CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Wealthfront Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Wealthfront Corporation (the Company) as of January 31, 2024 and 2025, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2024 and 2025, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
San Francisco, California
June 18, 2025

WEALTHFRONT CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share amounts)

	January 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$86,721	$142,860
Cash segregated and on deposit for regulatory purposes	6,461	9,083
Due from clients	69,466	118,518
Accounts receivable	20,181	29,127
Client-held fractional shares	9,024	28,057
Other current assets	8,708	18,805
Total current assets	200,561	346,450
Deferred tax assets, net	—	60,194
Operating lease right-of-use asset	14,295	11,229
Property, software, and equipment, net	13,479	14,723
Other noncurrent assets	2,817	2,610
Total assets	$231,152	$435,206
Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$3,180	$6,467
Accrued liabilities	5,570	7,517
Due to clients	2,325	9,452
Payable to clearing broker	69,413	118,174
Current portion of operating lease liabilities	3,397	3,556
Convertible note, at fair value	46,953	—
Fractional shares repurchase obligation	9,024	28,057
Total current liabilities	139,862	173,223
Operating lease liabilities, net of current portion	13,351	9,796
Related-party long-term debt	23,921	—
Other noncurrent liabilities	7,675	9,651
Total liabilities	184,809	192,670
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.0001 par value per share; 85,490,483 shares authorized as of January 31, 2024 and 2025; 69,914,359 shares issued and outstanding as of January 31, 2024 and 2025; aggregate liquidation preference of $229,543 as of January 31, 2024 and 2025	227,198	227,198
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share; 214,611,134 shares authorized as of January 31, 2024 and 2025; 38,960,555 and 40,110,106 shares issued and outstanding as of January 31, 2024 and 2025, respectively	4	4
Treasury stock, at cost; 0 and 1,422,493 shares held as of January 31, 2024 and 2025, respectively	—	(12,593)
Additional paid-in capital	113,523	127,862
Accumulated deficit	(294,382)	(99,935)
Total stockholders’ equity (deficit)	(180,855)	15,338
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$231,152	$435,206
The accompanying notes are an integral part of these consolidated financial statements.

WEALTHFRONT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share and share amounts)

	Fiscal Year Ended January 31,
	2024	2025
Revenue:
Cash management	$154,800	$230,946
Investment advisory	56,095	73,045
Other revenue	5,819	4,868
Total revenue	216,714	308,859
Costs and operating expenses:
Cost of revenue	22,898	30,964
Product development	57,558	64,515
General and administrative	23,766	29,092
Marketing	21,150	52,196
Operations and support	9,767	10,619
Total costs and operating expenses	135,139	187,386
Interest expense	2,000	2,810
Other expense (income), net	986	(20,566)
Income before income taxes	78,589	139,229
Provision for (benefit from) income taxes	1,623	(55,218)
Net income	$76,966	$194,447

Earnings per share:
Basic	$2.06	$4.99
Diluted	$0.54	$1.31
Weighted-average shares outstanding used in computing earnings per share:
Basic	37,297,221	38,990,556
Diluted	143,878,296	138,660,318
The accompanying notes are an integral part of these consolidated financial statements.

WEALTHFRONT CORPORATION
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of February 1, 2023	69,914,359	$227,198	36,897,306	$4	$—	$98,793	$(371,348)	$(272,551)
Net income	—	—	—	—	—	—	76,966	76,966
Issuance of common stock upon exercise of vested stock options	—	—	2,041,617	—	—	1,079	—	1,079
Issuance of common stock upon settlement of restricted stock units (RSUs)	—	—	21,632	—	—	—	—	—
Change in early exercise liability	—	—	—	—	—	396	—	396
Stock-based compensation expense	—	—	—	—	—	13,255	—	13,255
Balances as of January 31, 2024	69,914,359	$227,198	38,960,555	$4	$—	$113,523	$(294,382)	$(180,855)
Net income	—	—	—	—	—	—	194,447	194,447
Issuance of common stock upon exercise of vested stock options	—	—	2,568,044	—	—	4,919	—	4,919
Issuance of common stock upon settlement of RSUs	—	—	4,000	—	—	—	—	—
Repurchase of common stock, including retirement of 160,034 shares	—	—	(3,352,224)	—	(35,287)	(1,750)	—	(37,037)
Reissuance of treasury stock	—	—	1,929,731	—	22,694	—	—	22,694
Change in early exercise liability	—	—	—	—	—	169	—	169
Stock-based compensation expense	—	—	—	—	—	11,001	—	11,001
Balances as of January 31, 2025	69,914,359	$227,198	40,110,106	$4	$(12,593)	$127,862	$(99,935)	$15,338
The accompanying notes are an integral part of these consolidated financial statements.

WEALTHFRONT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,
	2024	2025
Operating activities
Net income	$76,966	$194,447
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, software, and equipment, net	6,037	6,236
Non-cash lease expense	2,899	3,066
Cash interest paid on convertible note, including $4,451 and $0 paid-in-kind interest for the fiscal years ended January, 31, 2024 and 2025, respectively	(12,194)	(904)
Cash interest paid on related-party long-term debt	—	(6,193)
Non-cash interest expense on related-party long-term debt	2,000	2,272
Deferred income taxes	—	(60,194)
Stock-based compensation expense	11,846	9,364
Change in fair value of convertible note	1,270	(16,927)
Change in fair value of warrant liabilities	1,241	678
Change in fair value of simple agreement for future equity	1,979	1,298
Changes in operating assets and liabilities:
Due from clients	47,696	(49,052)
Accounts receivable	(9,313)	(8,946)
Other current and noncurrent assets	(976)	(9,890)
Accounts payable	734	3,287
Accrued liabilities	1,722	2,116
Due to clients	(7,548)	7,127
Payable to clearing broker	(47,353)	48,761
Deferred revenue	(1,062)	—
Lease liabilities	(3,101)	(3,396)
Other noncurrent liabilities	75	—
Net cash provided by operating activities	72,918	123,150
Investing activities
Purchases of property, software, and equipment	(502)	(533)
Capitalized internally developed software	(4,661)	(5,310)
Net cash used in investing activities	(5,163)	(5,843)
Financing activities
Repayment of convertible note	(40,578)	(29,122)
Principal repayment of related-party long-term debt	—	(20,000)
Proceeds from exercise of stock options, including early exercises	1,079	4,919
Repurchase of common stock	—	(37,037)
Proceeds from issuance of treasury stock	—	22,694
Net cash used in financing activities	(39,499)	(58,546)
Net increase in cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash	28,256	58,761

WEALTHFRONT CORPORATION

	Fiscal Year Ended January 31,
	2024	2025
Cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash at the beginning of the fiscal year	67,536	95,792
Cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash at the end of the fiscal year	$95,792	$154,553

Supplemental disclosures of cash flow information
Cash paid for income taxes	$1,422	$5,070
Cash paid for interest, including $4,451 and $0 paid-in-kind interest for convertible note and $0 and $6,193 for related party long-term debt for the fiscal years ended January, 31, 2024 and 2025, respectively	$17,445	$12,240

Non-cash investing activities
Stock-based compensation included in capitalized internally developed software	$1,409	$1,637

Non-cash financing activities
Change in early exercise of options liability	$396	$169
Retirement of common stock	—	(1,750)

The following presents cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash
Cash and cash equivalents	$86,721	$142,860
Cash segregated and on deposit for regulatory purposes	6,461	9,083
Restricted cash in other noncurrent assets	2,610	2,610
Total cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash	$95,792	$154,553
The accompanying notes are an integral part of these consolidated financial statements.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
1.Description of Business
Wealthfront Corporation, a Delaware corporation incorporated in January 2007 (together with its consolidated subsidiaries, “Wealthfront” or the “Company”), is a technology company that built a financial solutions platform for digital natives to turn their savings into long-term wealth. The Company’s broad suite of products, including cash management, investing, borrowing, and financial planning solutions, address the diverse financial needs of its clients regardless of the economic environment. Clients have ownership of the securities they transact on the Company’s platform, including those that collateralize margin loans, and, as a result, such securities are not presented on the consolidated balance sheets, other than client-held fractional shares which are presented gross.
The Company’s significant, wholly owned subsidiaries include Wealthfront Advisers LLC, a U.S. Securities and Exchange (“SEC”)-registered investment adviser, and Wealthfront Brokerage LLC, an SEC-registered broker-dealer and a member of the Financial Industry Regulatory Authority.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the applicable rules and regulations of the SEC. The consolidated financial statements include the accounts of Wealthfront and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Segment Information
Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company operates and reports financial information in one operating segment. This is because the CODM considers company-wide key performance metrics and utilizes consolidated net income to allocate resources and determine performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. The significant segment expenses reviewed by the CODM conform to the presentation of such items in the consolidated statements of operations. The CODM does not review segment assets at a different asset level or category other than the amounts disclosed in the consolidated balance sheets.
All revenue and long-lived assets in these consolidated financial statements relate to contracts with clients located in the United States of America.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. The Company bases its estimates on current and past experiences, to the extent historical experience is predictive of future performance and various other assumptions that are believed to be reasonable, under these circumstances. Appropriate adjustments, if any, are made to the estimates prospectively based upon such periodic evaluation. Actual results could differ from these estimates and could have a material adverse effect on the Company’s business.
Estimates, judgments and assumptions in these consolidated financial statements include, but are not limited to: the valuation of allowance for credit losses, warrant liabilities, SAFEs (as defined below), and a convertible note; useful lives assigned to property and equipment; the discount rates used for leases; stock-based compensation, including the determination of the fair value of the Company’s common stock; and the realizability of deferred tax assets, net and uncertain tax positions.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Concentrations of Credit Risk
The Company’s financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, restricted cash, margin loans to its clients, and the convertible note.
Although the Company deposits corporate cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on deposits of cash and cash equivalents. Cash equivalents consist of highly liquid investments that are invested at financial institutions in the United States. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists.
The Company engages in trading and brokerage activities on behalf of clients with broker-dealers, banks, and other financial institutions, exposing it to counterparty risk. While equity defaults are typically shared among clearinghouse members, the Company monitors counterparty creditworthiness as needed.
Revenue Recognition
The amount of revenue recognized by the Company is measured based on the consideration specified within the contracts with clients. The Company recognizes revenue when a performance obligation is satisfied over time as the services are performed or at a point in time, depending on the nature of the services provided, as further discussed below. The Company has elected the “as-invoiced” practical expedient which allows for revenue to be recognized based on the contractual amount the Company has the right to invoice, as the amount corresponds directly with the value of the services performed to-date.
A description of the Company’s revenue streams is as follows:
Cash Management
Cash management primarily consists of fees earned from program banks in the Company’s cash sweep program with respect to clients’ cash swept to each program bank (“cash account fees”). Cash account fees are considered variable consideration as there is uncertainty in the amount of revenue depending on deposits held at the program banks, which is outside of the Company’s influence. During the fiscal years ended January 31, 2024 and 2025, the Company offered a referral incentive program whereby both the referred and referring clients received an interest rate promotional benefit on cash account balances for a limited period of time. Consideration paid to clients for receiving a referral is accounted for as a reduction to cash management revenue when earned. Consideration paid to clients for referring a new client is accounted for as a marketing cost in the consolidated statements of operations.
Investment Advisory
Investment advisory consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on a percentage applied to the market value, less fee waivers, of assets held in client accounts at the close of market. Investment advisory fees are recognized daily and charged to client accounts on a monthly basis in arrears.
Other Revenue
Other revenue primarily consists of net interest margin revenue and proxy distribution revenue.
Net interest margin revenue is earned from clients’ borrowings on margin, secured by securities and cash held on behalf of the clients, less interest expense incurred related to the funding costs associated with the margin loans.
Proxy distribution revenue is earned through a partnership with a third-party investor communications company. The Company provides certain shareholder information for proxy voting materials to the third-

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
party company, which is used to send investor materials to shareholders, such as materials related to shareholder meetings and voting instruction forms. The Company earns a share of the revenue the third party receives from issuers and recognizes the revenue when the performance obligation of providing information is satisfied.
Contract Balances
Contract assets are rights to consideration in exchange for services that the Company has transferred to a client when such a right is conditional on something other than the passage of time. In some arrangements, a right to consideration for the Company’s performance under the client contract may occur before payment is received, resulting in an accounts receivable.
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract.
Cost of Revenue and Operating Expenses
Cost of Revenue
Cost of revenue primarily consists of expenses related to cash management, brokerage platform, and data costs, inclusive of amortization of internally-developed software costs related to these services.
Cash management costs primarily consist of amounts paid to a third party for the administration of the Company’s cash sweep program and debit card platform costs. Brokerage platform costs primarily consist of clearing and execution, money movement, tax reporting, client account maintenance, and individual retirement accounts custodial expenses. Data costs primarily consist of amounts paid for access to real-time market data and account linking.
Product Development
Product development expense primarily consists of personnel-related costs, cloud computing costs, amortization of internally-developed software, and allocated overhead incurred in connection with the development of the Company’s platform and new products as well as the improvement of existing products.
Marketing
Marketing expense primarily consists of performance and brand advertising, personnel-related costs, and allocated overhead.
Advertising and promotion costs are expensed as incurred as a component of marketing in the consolidated statements of operations. Advertising costs amounted to $16.5 million and $43.8 million for the fiscal years ended January 31, 2024 and 2025, respectively.
General and Administrative
General and administrative expense primarily consists of personnel-related costs for executive management and administrative functions, including finance and accounting, legal, and people operations, as well as general corporate and director and officer insurance. General and administrative expense also include certain professional services costs, allocated overhead, and other business costs.
Operations and Support
Operations and support expense primarily consists of personnel-related costs, third-party service provider costs, and allocated overhead, inclusive of amortization of internally-developed software costs.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Treasury Stock
The Company records treasury stock purchases using the cost method, presenting the total acquisition costs of common stock as treasury stock in the consolidated balance sheets. If the Company subsequently reissues the repurchased shares, proceeds in excess of or less than the original cost are recorded to additional paid-in capital in the consolidated balance sheets.
For retirement of shares, the Company reduces the common stock by an amount equal to the number of shares being retired multiplied by the par value and reduces additional paid-in capital for the amount in excess of the par value.
Stock-Based Compensation
Stock-based compensation related to stock-based awards is recognized based on the fair value of the awards granted. The Company estimates the fair value of stock-based awards using the Black-Scholes-Merton (“BSM”) model, considering factors such as the expected term, fair value of common stock, expected volatility, risk-free interest rate, and dividend yield.
The Company grants time-based equity awards and performance-based equity awards. Time-based equity awards are vested once the service is rendered and related stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Performance-based conditions are satisfied upon the occurrence of a qualifying event, defined as the earlier of: (i) the closing of certain, specific liquidation or change in control transactions, or (ii) an initial public offering (“IPO”) of the Company’s common stock. The Company records stock-based compensation expense associated with performance-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. Awards containing time-based and performance-based conditions granted for the fiscal years ended January 31, 2024 and 2025 do not require the grantee to be present upon satisfaction of the performance-based condition.
The Company accounts for forfeitures as they occur. Forfeitures were immaterial for the fiscal years ended January 31, 2024 and 2025.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established or adjusted where necessary to reduce deferred tax assets to amounts expected to be realized. The Company evaluates uncertain tax positions taken or expected to be taken each reporting period to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority.
The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties in other expense (income), net in the consolidated statements of operations.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Earnings per Share Attributable to Common Stockholders
The Company’s basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted earnings per share is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if-converted method based on the nature of such securities.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of money market funds and certificates of deposit.
Restricted cash comprises cash and certificates of deposit required to be maintained with the Company’s brokerage service partners and third-party banks and is included in other noncurrent assets in the consolidated balance sheets.
Cash Segregated and on Deposit for Regulatory Purposes
Cash segregated and on deposit for regulatory purposes represent amounts segregated in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (“Rule 15c3-3”). Under Rule 15c3-3, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients.
Due from Clients
Due from clients represents fully secured amounts owed to the Company. The Company offers its margin lending product to eligible clients collateralized by their respective security and cash holdings. The Company monitors margin levels and requires additional collateral or margin reduction to meet minimum collateral requirements based on fair value. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. The Company has no expectation of credit losses for amounts due from clients for margin loans that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on an assessment of the composition of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. If the fair value of the collateral is less than the outstanding margin loan due from a client, the Company recognizes an allowance for the difference. If the fair value of the collateral is greater than the amortized cost of the financial asset, and the Company reasonably expects that the collateral will be replenished as required, there is no expectation of credit losses. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. As of January 31, 2024 and 2025, the allowance for credit losses and related activity were immaterial.
Due to Clients
Due to clients primarily relates to client cash balances in their brokerage account. The cash balances typically arise from client cash received by the clearing firm or held in the bank account for the client’s benefit. This cash has not yet been directed towards client investment or cash management, or is pending withdrawal.
Payable to Clearing Broker
The Company has a loan payable to its clearing broker related to funds borrowed to finance client margin loans. The securities of clients with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance. Service charges payable to the clearing broker and interest payable to the clearing broker were immaterial as of January 31, 2024 and 2025.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Fractional Share Program
The Company operates a fractional share program for the benefit of its clients and maintains inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other current assets in the consolidated balance sheets.
When a client purchases a fractional share, the Company records the cash received for the client-held fractional shares as pledged collateral and an offsetting liability to repurchase the share. The Company does not meet the criteria for derecognition under the accounting guidance and client-held fractional shares are accounted for as a secured borrowing. Proprietary inventory of securities, client-held fractional shares, and fractional shares repurchase obligation are measured at fair value at each reporting period via the election of the fair value option, with realized and unrealized gains and losses recorded in other expense (income), net in the consolidated statements of operations, which were immaterial during the fiscal years ended January 31, 2024 and 2025. The Company does not earn revenue from its clients when they purchase or sell fractional shares from the Company.
Leases
At lease commencement, an operating lease right-of-use (“ROU”) asset and lease liability are recognized based on the present value of lease payments over the lease term. While the operating leases may include options to extend the term, these options are not included when calculating the operating lease ROU asset and lease liability unless it is reasonably certain such options will be exercised. The Company uses the incremental borrowing rate to determine the present value of the future lease payments, which is the theoretical interest rate that the Company would pay to borrow under similar terms and payments on a collateralized basis for the lease. The Company applies the short-term lease measurement and recognition practical expedient to its leases with an initial term of 12 months or less, which are not recorded in the consolidated balance sheets. The Company’s lease agreements include both lease and non-lease components, such as common area maintenance, which are variable and are accounted for together with the lease as a single lease component.
Property, Software, and Equipment, Net
Property, software, and equipment are stated at cost, net of accumulated depreciation. Expenditures for repairs and maintenance are expensed in the period incurred. Property, software, and equipment, net is included in other noncurrent assets in the consolidated balance sheets. Depreciation is computed using the straight-line method based on estimated useful lives of the respective assets. Depreciation expense is included in the consolidated statements of operations, allocated to operations and support, product development, marketing, and general and administrative expenses based on relative payroll percentages by function.
The Company capitalizes expenses for developing and enhancing internal-use software once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs are amortized over the estimated useful life of the software on a straight-line basis. The useful life of all capitalized internally developed software as of January 31, 2024 and 2025 was three years. Capitalization ceases when the software project is substantially complete and ready for its intended use. The Company capitalizes personnel-related expenses for employees directly involved in the internal-use software development, limited to the time directly spent on the projects.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
The estimated useful lives are as follows:

Office equipment	3 years
Network equipment	3 years
Office furniture and fixtures	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Internally developed software	3 years
Impairment of Long-Lived Assets
Long-lived assets, such as equipment, property and improvements, and internally-developed software assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models and quoted market values, as considered necessary.
Financing Activities
The Company occasionally borrows to finance its operating activities. Financing costs, such as bankers’ fees, origination fees, and legal fees, are deferred and amortized over the debt term. The Company capitalizes these costs and reports the amounts as a direct deduction of debt’s carrying amount. The Company calculates the effective interest rate based on the variable index in effect at each reporting period.
Simple Agreement for Future Equity
The Simple Agreement for Future Equity (“SAFE”) grants investors the right to receive the Company’s capital stock upon equity financing. The Company determined that the SAFEs are not legal forms of debt and are classified as liabilities. The Company initially records the SAFEs at fair value in other noncurrent liabilities in the consolidated balance sheets and they are remeasured at each balance sheet date with changes in fair value recognized in other expense (income), net in the Company’s consolidated statements of operations.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms. The assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and at each reporting period while the warrants are outstanding.
For issued or modified warrants that meet all the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrant liabilities are initially recorded at fair value on the date of issuance within other noncurrent liabilities in the consolidated balance sheets and is remeasured at each balance sheet date with changes in fair value recognized in other expense (income), net in the consolidated statements of operations. The fair value of the warrants is estimated using the BSM option-pricing model.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Related-Party Transactions
From time to time, the Company enters into transactions with related parties. The Company defines related parties as members of the board of directors (the “Board of Directors”), executive officers, existing investors holding 10% or more of the Company’s outstanding stock, principal owners of the Company’s outstanding stock, and any immediate family members of each related party, as well as any other person or entity with significant influence over the management or operations of the Company. Refer to “Bridge Loan” in Note 7. — Financing Activities and Note 17. — Related Party Transactions for more information.
Emerging Growth Company Status
The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.
Recent Accounting Pronouncements Adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the pronouncement on February 1, 2024. The Company applied the amendments retrospectively to all prior periods presented in the consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-09, Income taxes (Topic 740): Improvements to Income Taxes Disclosures. This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company plans to adopt ASU 2023-09 in its annual report for the fiscal year ending January 31, 2026. As ASU 2023-09 affects only disclosures, the Company does not expect adoption of this ASU will have a material impact on its financial position or results of operations.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement Expense Disaggregation Disclosures, which requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU No. 2025-01, which provides a delayed implementation timeline to give issuers additional time to prepare for the impacts of adopting ASU No. 2024-03. ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impacts of the amendment on the consolidated financial statements.
3.Fair Value Measurements
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:
•Level 1 – Observable inputs that reflect quoted prices (unadjusted) available in active markets for identical assets or liabilities.
•Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In addition, the Company considers and uses all valuation methods that are appropriate in estimating the fair value of an asset or liability.
The Company’s financial instruments consist of cash and cash equivalents, cash segregated and on deposit for regulatory purposes, client-held fractional shares, restricted cash, due from/to clients, proprietary inventory in other current assets, accounts payable, accrued liabilities, payable to clearing broker, fractional shares repurchase obligation, convertible note, SAFEs, and warrant liabilities. Cash equivalents, client-held fractional shares, fractional shares repurchase obligation, proprietary inventory, convertible note, SAFEs, and warrant liabilities are stated at fair value. Cash, cash investments segregated and on deposit for regulatory purposes, restricted cash, due from/to clients, accounts payable, accrued liabilities, and payable to clearing broker are stated at their carrying value, which approximates fair value due to the short time these financial instruments are held to the expected receipt or payment date.
The following tables summarize the fair value of financial assets and liabilities and their classification by level of input within the fair value hierarchy as of January 31, 2024 and 2025 (in thousands):

	Financial Assets and Liabilities at Fair Value
	Total	Level 1	Level 2	Level 3
January 31, 2024
Assets
Cash equivalents
Money market funds	$80,004	$80,004	$—	$—
Certificates of deposit	2,600	2,600	—	—
Client-held fractional shares	9,024	9,024	—	—
Other current assets
Proprietary inventory	269	269	—	—
Total financial assets at fair value	$91,897	$91,897	$—	$—
Liabilities
Convertible note	$46,953	$—	$—	$46,953
Other noncurrent liabilities
SAFEs	4,843	—	—	4,843
Warrant liabilities	2,832	—	—	2,832
Fractional shares repurchase obligation	9,024	9,024	—	—
Total financial liabilities at fair value	$63,652	$9,024	$—	$54,628

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements

	Financial Assets and Liabilities at Fair Value
	Total	Level 1	Level 2	Level 3
January 31, 2025
Assets
Cash equivalents
Money market funds	$118,708	$118,708	$—	$—
Certificates of deposit	2,600	2,600	—	—
Client-held fractional shares	28,057	28,057	—	—
Other current assets
Proprietary inventory	302	302	—	—
Total financial assets at fair value	$149,667	$149,667	$—	$—
Liabilities
Other noncurrent liabilities
SAFEs	$6,141	$—	$—	$6,141
Warrant liabilities	3,510	—	—	3,510
Fractional shares repurchase obligation	28,057	28,057	—	—
Total financial liabilities at fair value	$37,708	$28,057	$—	$9,651
The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis (in thousands):

	Convertible Note	Warrant Liabilities	SAFEs	Total
Balance at January 31, 2023	$98,455	$1,591	$2,864	$102,910
Mark-to-market adjustment	1,270	1,241	1,979	4,490
Repayment of interest, including $4,451 PIK interest	(12,194)	—	—	(12,194)
Repayment of principal	(40,578)	—	—	(40,578)
Balance at January 31, 2024	46,953	2,832	4,843	54,628
Mark-to-market adjustment	(16,927)	678	1,298	(14,951)
Repayment of interest	(904)	—	—	(904)
Repayment of principal	(29,122)	—	—	(29,122)
Balance at January 31, 2025	$—	$3,510	$6,141	$9,651
There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy during the fiscal years ended January 31, 2024 and 2025. Refer to Note 7. — Financing Activities for more information.
4.Revenue
Disaggregation of Revenue
The principal categories the Company uses to disaggregate revenue reflect the type of service from which the revenue is generated, which is consistent with the presentation in the consolidated statements of operations.
Contract Balances
The revenue streams identified as being generated through contracts with clients are outlined in Note 2. — Summary of Significant Accounting Policies are all settled in arrears, in accordance with the Company’s contracts with the applicable counterparties. Receivables relate to the Company’s unconditional right to receive payment for its performance completed under the contract. The Company

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
does not have deferred revenue as of January 31, 2024 and 2025. No other contract assets or liabilities existed for the fiscal years ended January 31, 2024 and 2025.
The table below sets forth the opening and closing balances for accounts receivable from contracts with clients (in thousands):

	Cash Management Receivable	Investment Advisory Receivable	Other Receivable	Total Accounts Receivable
Opening Balance, February 1, 2023	$6,047	$4,406	$415	$10,868
Change	8,533	897	(117)	9,313
Closing Balance, January 31, 2024	14,580	5,303	298	20,181
Change	6,402	1,365	1,179	8,946
Closing Balance, January 31, 2025	$20,982	$6,668	$1,477	$29,127
Cash management receivable increased by 141% and 44% for the fiscal years ended January 31, 2024 and 2025, respectively, compared to the prior year. The increase of the cash management receivable balance was driven by increases in the average cash account balances during each period.
5.Property, Software and Equipment, Net
Property, software, and equipment, net as of January 31, 2024 and 2025 consists of the following (in thousands):

	January 31,
	2024	2025
Leasehold improvements	$2,467	$2,467
Computer equipment	4,023	4,539
Furniture and fixtures	671	689
Internally developed software	30,755	37,702
Total	37,916	45,397
Less: accumulated depreciation and amortization	(24,437)	(30,674)
Property, software, and equipment, net	$13,479	$14,723
Depreciation expense related to property and equipment for the fiscal years ended January 31, 2024 and 2025 was $0.7 million and $0.9 million, respectively.
The Company capitalized $6.1 million and $6.9 million in internally-developed software costs during the fiscal years ended January 31, 2024 and 2025, respectively. The associated amortization expense was $5.3 million and $5.4 million for the fiscal years ended January 31, 2024 and 2025, respectively. There was no impairment recorded during the fiscal years ended January 31, 2024 and 2025.
6.Leases
The Company has two noncancelable operating leases for its offices. One has a lease term expiring in May 2025, and the other has a lease term expiring in June 2028 and included free rent periods and escalating rent payment provisions. Both leases require the Company to pay annual operating, tax or utilities expenses, which are included in the variable lease costs. The Company utilizes its incremental borrowing rate in determining the present value of lease payments, as the implicit rate is not readily determinable.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
The components of lease cost for operating leases for the fiscal years ended January 31, 2024 and 2025 were as follows (in thousands):

	Fiscal Year Ended January 31,
	2024	2025
Operating lease cost	$4,165	$3,862
Variable lease cost	883	927
Total lease cost	$5,048	$4,789
Supplemental cash flow information related to leases was as follows (in thousands):

	Fiscal Year Ended January 31,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases	$4,066	$4,194
The following table summarizes the lease-related assets and liabilities recorded in the consolidated balance sheet at January 31, 2024 and 2025 (in thousands):

	January 31,
	2024	2025
Operating lease ROU assets	$14,295	$11,229

Current operating lease liabilities	3,397	3,556
Noncurrent operating lease liabilities	13,351	9,796
Total operating lease liabilities	$16,748	$13,352
Lease term and discount rate were as follows:

	Fiscal Year Ended January 31,
	2024	2025
Weighted-average remaining lease term (years)	4.36	3.40
Weighted-average discount rate	5.23%	5.25%
The following table provides the maturities of lease liabilities on January 31, 2025 (in thousands):

Amount
Maturity of lease liabilities at January 31:
2026	$4,171
2027	4,226
2028	4,363
2029	1,872
Total future undiscounted lease payments	14,632
Less: imputed interest	(1,280)
Present value of lease liabilities	$13,352
As of January 31, 2025, the Company did not have additional operating and finance leases that had not yet commenced.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
7.Financing Activities
Bridge Loan
On January 14, 2022, the Company entered into a loan agreement with an investor and member of the Company’s board of directors to allow borrowings of up to $20.0 million (the “Bridge Loan”). The Company amended this loan agreement on August 7, 2023 to extend the maturity date to September 30, 2025 and increased the interest rate from 10% to 12.5% per annum as of April 3, 2024. The Company was required to repay all outstanding principal and accrued interest on the maturity date and was allowed to make voluntary prepayment at any time prior to the maturity date without penalty or premium.
Bridge Loan interest expense was $2.0 million and $2.3 million for the fiscal years ended January 31, 2024 and 2025, respectively, recorded as interest expense in the consolidated statements of operations. The weighted-average interest rate was 10% and 12% for the fiscal years ended January 31, 2024 and 2025, respectively. At January 31, 2024, the Bridge Loan balance was $20.0 million and reflected within related-party long-term debt in the consolidated balance sheets. In November 2024, the Bridge Loan was paid off in full.
Convertible Note
On September 2, 2022, the Company issued a $69.7 million convertible note with a maturity date of September 2, 2025. The convertible note accumulated interest at the Secured Overnight Financing Rate (“SOFR”), plus 9.0% per annum, compounding annually and was payable semiannually in arrears either in cash or by increasing the principal amount (“PIK Interest”).
The noteholder had the right to exchange the convertible note for Series H-1 or Series H-2 redeemable convertible preferred stock after the filing of the restated certificate of incorporation, as provided in the convertible note purchase agreement and the convertible note, and prior to the repayment at maturity, at a conversion price of $9.54 per share.
The Company had the option to prepay the convertible note with 30 days’ notice. The noteholder had the right to convert the convertible note at any time prior to prepayment by the Company. Upon a fundamental change prior to the payment or conversion of the convertible note, the Company was obligated to prepay the convertible note at the repayment amount, plus outstanding principal, PIK Interest, accrued interest, and unpaid interest.
The convertible note is accounted for as a liability in the Company’s consolidated balance sheets. The Company has made an irrevocable election to account for the convertible note under the fair value option in lieu of bifurcating certain features in the convertible note agreement. The primary reason for electing the fair value option is for simplification and cost benefit considerations of accounting for the convertible note at fair value. As a result of applying the fair value option, direct costs and fees related to the convertible note are expensed as incurred and are not deferred. The Company has elected not to present interest expense such as PIK Interest payment on the convertible note separately from the overall change in the fair value.
In accordance with ASC 825-10-45-5, the convertible note was initially measured at fair value with subsequent fair value changes recognized in other expense (income), net in the Company’s consolidated statements of operations every reporting period. The fair value change due to instrument-specific credit risk was immaterial for the fiscal years ended January 31, 2024 and 2025. As of January 31, 2024, the fair value of the convertible note was $47.0 million, comprising $29.4 million of debt and a $17.5 million call option. In March 2024, the convertible note was paid off in full.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
The fair value of the convertible note is estimated based on a bond plus call option method using Discounted Cash Flow and the BSM option-pricing model. The key inputs into the convertible note valuation model were as follows for the fiscal year ended January 31, 2024:

Fiscal Year Ended January 31,
2024
Dividend yield	—%
Expected volatility	38.30%
Contract term (in years)	0.08
Risk-free interest rate	5.40%
Fair value of conversion shares	$14.01
Revolving Line of Credit
On October 31, 2024, the Company entered into a credit agreement (the “Credit Agreement”) with a third-party financial institution to provide a revolving line of up to $50.0 million (the “Revolver”) with a maturity date of October 30, 2025. Interest accrued on the outstanding principal balance is at (i) the base rate, plus 1.0% per annum or (ii) Adjusted Daily Simple SOFR (as defined in the Credit Agreement), plus 2.0% per annum. The base rate is defined as the highest of (i) the Prime Rate (as defined in the Credit Agreement); (ii) the Federal Funds Rate (as defined in the Credit Agreement), plus 0.50%, and (c) Adjusted Daily Simple SOFR plus 1.00%, and is payable on a monthly basis. The Revolver was not drawn on during the fiscal year ended January 31, 2025.
Simple Agreement for Future Equity
In November 2019, the Company entered into a series of SAFEs with new investors associated with a small “acquihire” for an aggregate purchase amount of $2.2 million (the “Purchase Amount”). Upon equity financing or termination, the SAFE holders will receive an aggregate number of shares of common stock equal to the Purchase Amount divided by the conversion price.
Upon a liquidity event (and at the election of the Majority Holders, whose investment represents a majority of the Purchase Amount), the holders will receive in aggregate either: (i) a cash payment equal to the Purchase Amount or (ii) a number of shares of common stock equal to the Purchase Amount divided by the product of the liquidity price and the discount rate (such product, the “Discounted Price”). On March 10, 2022, the Company amended the Discounted Price of the SAFEs to $5.00 with respect to a specified strategic transaction. If there are insufficient funds to pay the holders, available funds will be distributed on a pro rata basis among the SAFE holders. In a dissolution event, the holders will receive the Purchase Amount. If the Company has insufficient funds to pay the SAFE holders, the Company will be liable to distribute available assets on a pro rata basis among the holders for the remaining amount.
The SAFEs represent an obligation to issue a variable number of shares of the Company’s common stock, the monetary value of which is known when entering into the SAFEs.
The fair value of the SAFEs was estimated using the following assumptions:

	Fiscal Year Ended January 31,
	2024	2025
Purchase Amount (in thousands)	$2,187	$2,187
Discounted Price	$5.00	$5.00
Fair value of common stock	$11.07	$14.04

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
8.Commitments and Contingencies
Commitments
As of January 31, 2025, the Company had two noncancelable contracts. One is related to platform minimum expenses with a third-party bank primarily in connection with the Company’s demand deposit account. The Company is committed to a cumulative minimum amount during the term of the contract with specific annual minimum commitments. Payments made to this third-party bank in the fiscal years ended January 31, 2024 and 2025 towards this contract were immaterial. Future minimum service payments under this noncancelable contract are immaterial.
During the fiscal year ended January 31, 2025, the Company entered into another noncancelable contract for cloud computing services with a third-party provider. The Company is committed to a minimum spend during the term of the contract. Payments made to this third-party provider during the fiscal year ended January 31, 2025 were $5.9 million. The following table provides the future minimum payments over the term of the noncancelable contract (in thousands):

Amount
Fiscal Year Ended January 31:
2026	$4,500
2027	4,700
2028	5,000
Total	$14,200
Contingencies
The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management’s best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim and an estimate of the possible loss or range of losses if an estimate can be reasonably made. An event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of January 31, 2024 and 2025, the Company’s loss contingencies were immaterial.
9.Redeemable Convertible Preferred Stock
A summary of the authorized, issued, and outstanding redeemable convertible preferred shares of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series G-1, Series H-1, and Series H-2 (collectively “redeemable convertible preferred stock”) as of January 31, 2024 and 2025 is as follows (in thousands, except per share and share amounts):

			Per Share
	Shares Authorized	Shares Issued and Outstanding	Issuance Price	Dividend	Net Carrying Value	Liquidation Preference
Series A	1,350,000	1,350,000	$0.11	$0.0089	$148	$149
Series B	7,658,874	7,658,868	0.39	0.0310	2,951	2,987
Series C	6,169,302	5,952,858	1.27	0.1016	7,529	7,560
Series D	14,431,860	14,431,844	1.36	0.1086	19,482	19,627
Series E	8,780,133	8,780,133	3.99	0.3190	34,913	35,033

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements

			Per Share
	Shares Authorized	Shares Issued and Outstanding	Issuance Price	Dividend	Net Carrying Value	Liquidation Preference
Series F	7,938,238	7,816,435	8.21	0.6568	64,087	64,173
Series G	19,516,000	18,889,279	3.97	0.3178	72,132	74,990
Series G-1(1)	5,034,942	5,034,942	4.97	0.3973	25,956	25,024
Series H-1(2)	7,305,567	—	9.54	0.7633	—	—
Series H-2(2)	7,305,567	—	9.54	0.7633	—	—
	85,490,483	69,914,359			$227,198	$229,543
______________
(1)Dividend per share per annum when and if declared by the Board of Directors.
(2)The convertible note to purchase shares of Series H-1 and H-2 redeemable convertible preferred stock was paid off in full in March 2024.
The holders of redeemable convertible preferred stock have various rights and preferences, as follows:
Voting
Each share of redeemable convertible preferred stock, except for Series H-2, has voting rights equal to an equivalent number of shares of common stock.
Dividends
Holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends out of funds legally available, prior and in preference to any declaration or payment of any cash dividend on the common stock of the Company. The per annum dividend rate per share is disclosed in the above table.
No dividends on redeemable convertible preferred stock or common stock have been declared since the inception of the Company through January 31, 2025.
Any additional dividends or distributions paid in common stock shall be distributed among all holders of common stock and redeemable convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of redeemable convertible preferred stock are converted to common stock at the then-effective conversion rate; provided, however, that holders of a series of stock that does not carry voting rights shall receive such stock dividend in non-voting common stock and holders of series of stock with voting rights shall receive such stock dividend in voting common stock.
Redemption
The redeemable convertible preferred stock is not mandatorily redeemable at the option of the holder. However, as the redeemable convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a merger or change in control, which constitute a redemption event outside the Company’s control, all shares of redeemable convertible preferred stock are presented outside of stockholders’ deficit in redeemable convertible preferred stock in the consolidated balance sheets. The Company is not permitted to redeem any shares of redeemable convertible preferred stock or any of its other capital stock in violation of any applicable beneficial ownership limitations or in the event that a regulated stockholder reasonably concludes that such redemption would result in adverse regulatory or reputational consequences to such stockholder.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Liquidation
Upon any liquidation, dissolution, or winding up of the Company (each, a “Liquidation Event”), whether voluntary or involuntary, and under certain change of control and sale transactions by the Company, holders of redeemable convertible preferred stock will be entitled to receive, prior and in preference to holders of common stock, an amount per share up to the original issue price (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) in addition to all declared but unpaid dividends, if any.
As of January 31, 2024 and 2025, no adjustments to the liquidation preferences have been made. If upon occurrence of any such event, the assets and funds of the Company legally available for distribution are insufficient to permit payment of the preferential amounts, then the assets and funds of the Company legally available for distribution shall be distributed ratably among the redeemable convertible preferred stockholders in proportion to the full preferential amount that each such stockholder is otherwise entitled to receive. If there are any available funds and assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the redeemable convertible preferred stock of their full preferential amounts described above, any remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of common stock.
Notwithstanding the above, for purposes of determining the amount that each holder of shares of redeemable convertible preferred stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of redeemable convertible preferred stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into equal shares of fully paid and nonassessable common stock immediately prior to the liquidation event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of redeemable convertible preferred stock into shares of common stock.
Conversion
Other than shares of Series H-2 redeemable convertible preferred stock, each share of redeemable convertible preferred stock outstanding is convertible at the option of the holder thereof into one share of common stock at any time or from time to time prior to the date fixed for redemption of such share, subject to certain beneficial ownership limitations applicable to the Series H-1 redeemable convertible preferred stock.
Each outstanding share of redeemable convertible preferred stock, other than Series H-2, will automatically convert into one fully paid and nonassessable share of voting common stock immediately prior to the closing of an IPO that results in aggregate net proceeds to the Company of at least $35.0 million.
10.Common Stock
As of January 31, 2024 and January 31, 2025, the Company was authorized to issue 214,611,134 shares of common stock, with a par value of $0.0001 per share. Each share of voting common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights to dividends, and subject to beneficial ownership limitations applicable to certain regulated stockholders. No dividends have been declared by the Board of Directors from the Company’s inception through January 31, 2025.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Common Stock Reserved for Future Issuance
At January 31, 2024 and 2025, the Company reserved the following shares of common stock for issuance:

	January 31,
	2024	2025
Redeemable convertible preferred stock, all series(1)	84,525,493	84,525,493
Series G redeemable convertible preferred stock warrant	251,750	251,750
Common stock warrants	1,701,713	1,701,713
Other stock awards issued	56,959,637	62,903,172
Authorized for future stock awards or stock options	1,132,959	5,795,839
Total shares of common stock reserved	144,571,552	155,177,967
______________
(1)Includes Series H-2 redeemable convertible preferred stock, which is convertible into shares of nonvoting common stock.
Repurchase Transaction and Secondary Sales
In August 2024, the Company initiated a tender offer to purchase up to an aggregate of 2,468,413 shares of common stock held by then-current employees at a price of $11.76 per share. In September 2024, the Company repurchased 1,996,765 shares of common stock with an aggregate purchase price of $23.5 million. The repurchase transaction was recorded as treasury stock at cost. Subsequently, in December 2024, the Company entered into a series of stock purchase agreements with certain stockholders for the private placement of 1,929,731 shares of common stock at a price of $11.76 per share. The aggregate purchase price was $22.7 million. The sales in the December 2024 private placement were recorded as a reissuance of the treasury stock at repurchase cost.
In November 2024, the Company initiated a tender offer to purchase up to an aggregate of 2,000,000 shares of common stock held by former employees at a price of $10.00 per share. In December 2024, the Company repurchased 1,355,459 shares of common stock with an aggregate purchase price of $13.6 million. The repurchase transaction was recorded as treasury stock and additional paid-in capital in the consolidated balance sheets.
11.Warrants
Equity-Classified Warrants
From 2019 to 2023, the Company issued warrants to purchase an aggregate of 1,641,713 shares of common stock with a weighted-average exercise price of $2.60. All warrants expire 10 years from the date of grant. As of January 31, 2025, none of the equity-classified warrants had vested or been exercised.
Liability-Classified Warrants
The warrant liabilities are included in other noncurrent liabilities in the consolidated balance sheets. The fair value of the warrants is remeasured at the end of every reporting period, with changes in fair value during the period recorded as a component of other expense (income), net in the consolidated statements of operations.
Common Stock Warrant
In April 2020, the Company issued a warrant to purchase 60,000 shares of common stock at an exercise price of $1.16 per share. On January 31, 2024 and 2025, the warrant was recorded at a fair value of approximately $0.6 million and $0.8 million, respectively. The warrant expires in April 2030.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
The fair value of the common stock warrant was estimated using the BSM option-pricing model with the following assumptions:

	January 31,
	2024	2025
Expected term (years)	6.24	5.24
Expected volatility	49.30%	54.40%
Risk-free interest rate	3.93%	4.42%
Expected dividends	—%	—%
Fair value of common stock	$11.07	$14.04
Series G Warrant
At January 31, 2024 and 2025, a warrant to purchase 251,750 shares of Series G redeemable convertible preferred stock (the “Series G Warrant”) at an exercise price of $3.97 was outstanding, with a fair value of $2.2 million and $2.7 million, respectively. The Series G Warrant is immediately exercisable and expires five years from the effective date of an IPO.
The fair value of the Series G Warrant was estimated using the BSM option-pricing model with the following assumptions:

	January 31,
	2024	2025
Expected term (years)	6.50	5.50
Expected volatility	48.30%	53.40%
Risk-free interest rate	3.93%	4.42%
Expected dividends	—%	—%
Fair value of Series G redeemable convertible preferred stock	$13.28	$16.15
12.Stock-Based Compensation
In January 2008, the Company adopted the 2008 Employee Incentive Plan (the “2008 Plan”), which was most recently amended in October 2017 and subsequently terminated in connection with the adoption of the Company’s 2017 Plan (as defined below). The 2008 Plan allowed stock options to be granted to Company employees, officers, directors, advisors, consultants, and other service providers as either incentive stock options (“ISOs”) or non-statutory stock options (“NSOs”). ISOs could be granted only to the Company’s employees. NSOs could be granted to the Company’s service providers who were not employees.
Under the 2008 Plan, options could be granted for terms no longer than 10 years from the date of the grant. In the case of an ISO grant to an optionee who, at the time the option is granted, owned stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option was five years from the date of grant. ISOs and NSOs generally vested at a rate of 25% on the first anniversary of the grant date and then ratably over the next three years. Upon termination of employment, any unvested shares were automatically returned to the Company. Those shares were added back to the plan and made available for future grants. The 2008 Plan was terminated in 2017, but the awards granted previously still vest. At January 31, 2024 and 2025, no shares from the 2008 Plan remained available for future grants.
In December 2017, the Company adopted the 2017 Employee Incentive Plan (the “2017 Plan” and, together with 2008 Plan, the “Plans”). The 2017 Plan allows stock options to be granted to Company employees, officers, directors, advisors, consultants, and other service providers as either stock options, restricted stock awards, restricted stock units (“RSUs”), stock appreciation rights, and other equity

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
awards. The 2017 Plan was initially adopted with substantively similar plan features as the 2008 Plan. In August 2018, the 2017 Plan was amended to extend the post-termination exercise period for vested awards, other than terminations for cause, to up to 10 years. At January 31, 2024 and 2025, 1,132,959 and 5,795,839 shares, respectively, from the 2017 Plan remained available for future grants.
In accordance with the Plans, the exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant unless expressly determined in writing by the Board of Directors or its designated committee, and the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant.
Stock Options
A summary of stock option activity as of and for the fiscal year ended January 31, 2025 under the Plans is as follows:

	Number of Options Outstanding Under the Plans	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 31, 2024*	34,307,051	$1.93	4.7	$313,540
Exercised	(2,568,044)	1.92		25,259
Expired	(573,002)	1.19
Forfeited	(33,012)	2.56
Outstanding at January 31, 2025*	31,132,993	$1.94	3.8	$376,555
Exercisable at January 31, 2025	30,824,500	$1.94	3.8	$373,115
______________
*The Plans allow for early exercise of stock options and exercised/forfeited balances include only vested stock options exercised.

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at January 31, 2024	2,141,008	$2.82
Vested	(1,799,503)	2.52
Forfeited	(33,012)	3.68
Unvested at January 31, 2025	308,493	$4.50
The aggregate fair value of stock options vested during the fiscal years ended January 31, 2024 and 2025 was $6.1 million and $4.8 million, respectively.
As of January 31, 2025, unrecognized stock-based compensation expense related to unvested stock options was $1.3 million, which is expected to be recognized over a weighted-average period of 1.1 years.
The fair value of each stock option grant is estimated on the date of grant using the BSM option-pricing model. No options were granted during the fiscal years ended January 31, 2024 and 2025. The following weighted-average assumptions were used to estimate the fair value of options issued, if any:
•Expected volatility—As there is no public market for the Company’s common stock, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.
•Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
deems the term to be the average of the time-to-vesting and the contractual life of the stock options.
•Risk-free interest rate—The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the stock options for each stock option group.
•Expected dividend yield—The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.
•Fair value per share of the Company’s common stock—The fair value of the common stock underlying the Company’s stock options is determined by the Board of Directors. The Board of Directors, with input from management, exercises significant judgment and considers numerous objective and subjective factors to determine the fair value of common stock at each grant date. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) the Company’s actual operating and financial performance and estimated trends and prospects for its future performance, current business conditions and financial projections; (v) the likelihood of achieving a liquidity event, such as an IPO, direct listing, or sale of the Company, given prevailing market conditions; and, (vi) precedent transactions involving the Company’s shares.
Early Exercise of Unvested Options
Under the Plans, employees are offered the option to elect early exercise of their stock options prior to vesting. The Company has the right to repurchase any unvested (but issued) shares of common stock upon termination of service of an employee, either voluntarily or involuntarily, at the lower of: (i) the exercise price paid per share or (ii) the fair market value per share of common stock at the time of the employee’s termination. The consideration received for early exercise of a stock option is initially recorded as a liability and is reclassified to stockholders’ deficit as the stock options vest. As of January 31, 2024 and 2025, the Company recorded a liability of $0.3 million and $0.1 million, respectively, for 1,639,797 and 1,519,220 unvested shares, respectively, that were early exercised by employees and subject to repurchase at the respective year ends.
Modification of Stock Options
The Company has, from time to time, modified the terms of stock options granted to its employees. The Company accounts for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards. The incremental compensation cost is the excess of the fair value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification.
During the fiscal years ended January 31, 2024 and 2025, the Company did not have any modification of stock options.
Restricted Stock Units
RSUs are issued at no cost to the recipient and can be settled only in shares after the RSUs have vested. RSUs do not provide the holder with voting rights or cash dividends. The majority of RSUs vest upon satisfaction of time-based service and performance-based conditions (“dual-trigger RSUs”). As of January 31, 2024 and 2025, no stock-based compensation expense was recognized for dual-trigger RSUs as the performance condition, the occurrence of a qualifying event such as an IPO, was not probable.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
A summary of RSU activity for the fiscal year ended January 31, 2025 under the Plans is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 31, 2024	22,177,257	$6.77
Granted	10,257,879	11.64
Settled	(4,000)	7.62
Forfeited	(1,136,286)	8.20
Outstanding at January 31, 2025	31,294,850	$8.23
As of January 31, 2024 and 2025, unrecognized stock-based compensation expense related to unvested RSUs was $147.6 million and $268.5 million, respectively, which is expected to be recognized over a weighted-average period of 2.1 years and 1.9 years, respectively.
Allocation of Stock-Based Compensation
Stock-based compensation expense recognized in the consolidated statements of operations for the fiscal years ended January 31, 2024 and 2025 was as follows (in thousands):

	Fiscal Year Ended January 31,
	2024	2025
Product development	$8,692	$7,325
General and administrative	2,647	2,041
Marketing	582	536
Operations and support	1,334	1,099
Total stock-based compensation expense	13,255	11,001
Capitalized stock-based compensation expense	(1,409)	(1,637)
Total stock-based compensation expense, net of amounts capitalized	$11,846	$9,364
13.Employee Benefit Plan
The Company sponsors a 401(k) defined contribution plan for its employees. This plan provides for tax-deferred salary deductions for all employees. Employee contributions are voluntary. Employees may contribute up to 90% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company made no contributions to the plan for the fiscal years ended January 31, 2024 and 2025.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
14.Income Taxes
The provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Year Ended January 31,
	2024	2025
Current expense (benefit):
Federal	$—	$1,200
State	1,623	3,774

Deferred tax expense (benefit):
Federal	—	(43,252)
State	—	(16,940)
Total provision for (benefit from) income taxes	$1,623	$(55,218)
The reconciliation of the statutory Federal income tax rate to the Company’s effective tax rate was as follows:

	Fiscal Year Ended January 31,
	2024	2025
Federal tax (benefit) at statutory rate	21.0%	21.0%
State tax (benefit) at statutory rate, net of federal benefit	4.4	1.9
Change in valuation allowance	(17.1)	(57.6)
Stock-based compensation expense	(4.3)	(2.7)
Financial instrument fair value change	1.2	(2.3)
Credit	(4.8)	(1.1)
Other	1.8	1.0
Provision for (benefit from) income taxes	2.2%	(39.8)%

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
Deferred tax assets, net consisted of the following (in thousands):

	January 31,
	2024	2025
Deferred tax assets
Accruals	$189	$280
Fixed assets	189	260
Net operating loss carryforwards	56,362	27,853
Stock-based compensation expense	13,312	15,315
Lease liability	4,392	3,488
Research and experimental expenditures capitalization	10,156	16,063
Other	344	791
Gross deferred tax assets	84,944	64,050
Valuation allowance	(80,164)	—
Deferred tax assets, net of valuation allowance	4,780	64,050

Deferred tax liabilities
Intangible assets	(1,032)	(922)
ROU asset	(3,748)	(2,934)
Total deferred tax liabilities	(4,780)	(3,856)
Deferred tax assets, net	$—	$60,194
The valuation allowance decreased by $13.5 million during the fiscal year ended January 31, 2024 and decreased by $80.2 million during the fiscal year ended January 31, 2025. The Company recorded a full valuation allowance against the deferred tax assets, net due to the uncertainty as to whether such assets would be realized during the fiscal year ended January 31, 2024. During the fiscal year ended January 31, 2025, the Company determined sufficient positive evidence existed to conclude that the U.S. Federal and State deferred tax assets are more likely than not realizable and released the valuation allowance of $80.2 million. The determination was based on an analysis of the Company’s deferred tax assets, net which considered positive and negative evidence, including cumulative income (loss) position, revenue growth, continuing and improved profitability, and expectations regarding future profitability. Although the Company believes its estimates are reasonable, the ultimate determination of the appropriate amount of valuation allowance involves judgment.
As of January 31, 2025, the Company had $39.1 million of Federal net operating losses (“NOLs”) and $125.7 million of State NOLs available to offset future taxable income. The Federal pre-Tax Cuts and Jobs Act (“TCJA”) NOLs have been fully utilized, and the post-TCJA NOLs can be carried forward indefinitely. The State NOL carryforwards will begin to expire in 2032, if not utilized. The Company also has Federal and State research and development tax credits of approximately $12.2 million and $7.4 million, respectively. The Federal tax credits will begin to expire in 2039, if not utilized, and the State tax credits have no expiration.
The Company’s ability to utilize the NOLs and tax credit carryforwards is subject to limitations in the event of an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and similar state law. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted. The Company assessed whether it had an ownership change, as defined by Section 382 of the Code, from its formation through January 31, 2025. Based upon this assessment, the Company experienced three ownership changes in the prior years. However, the Company does not expect any previous ownership changes to result in a

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
limitation that will reduce the total amount of NOLs and tax credit carryforwards that can be utilized. Additional ownership changes in the future could result in additional limitations on the Company’s NOL and tax credit carryforwards.
The Company had unrecognized tax benefits as outlined in the tabular reconciliation below (in thousands):

	Fiscal Year Ended January 31,
	2024	2025
Unrecognized tax benefits as of the beginning of the year	$5,435	$6,661
Increase related to current-year tax provisions	1,225	1,391
Unrecognized tax benefits as of the end of the year	$6,660	$8,052
The Company follows the provisions of Accounting Standards Codification (“ASC”) 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation, and disclosure in the consolidated financial statements of uncertain tax positions that have been taken, or expected to be taken on a tax return. The Company’s liability for unrecognized tax benefits was approximately $6.7 million and $8.1 million as of January 31, 2024 and 2025, respectively.
As of January 31, 2025, the Company had no accrued interest and penalties related to unrecognized tax benefits. If realized, $8.1 million of unrecognized tax benefits would impact the effective tax rate. The Company does not expect any significant increases or decreases to its unrecognized benefits within the next 12 months.
The Company files income tax returns in the United States and in various State tax jurisdictions. As of January 31, 2025, the Company’s Federal tax returns through 2020 and State tax returns through 2019 are no longer subject to examination. However, prior periods may still be examined to the extent they include NOL or tax credit carryforwards utilized in subsequent years.

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
15.Earnings per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders for the periods presented (in thousands, except per share and share amounts):

	Fiscal Year Ended January 31,
	2024	2025
Basic earnings per share
Numerator:
Net income attributable to common stockholders	$76,966	$194,447
Denominator:
Weighted-average number of common stock outstanding used in computing earnings per share, basic	37,297,221	38,990,556
Earnings per share attributable to common stockholders, basic	$2.06	$4.99

Diluted earnings per share
Numerator:
Net income attributable to common stockholders, basic	$76,966	$194,447
Fair value adjustment for the convertible note, net of tax effect	953	(12,695)
Net income attributable to common stockholders, dilutive	$77,919	$181,752
Denominator:
Weighted-average number of common stock outstanding used in computing earnings per share, basic	37,297,221	38,990,556
Conversion of the convertible note	6,888,298	492,096
Conversion of redeemable convertible preferred stock, all series	69,914,359	69,914,359
Dilutive effect of stock options	28,567,993	27,962,907
Dilutive effect of equity-classified common stock warrants	1,210,425	1,300,400
Weighted-average number of common stock outstanding used in computing earnings per share, dilutive	143,878,296	138,660,318
Earnings per share attributable to common stockholders, diluted	$0.54	$1.31
The following common stock equivalents were excluded from the computation of diluted earnings per share attributable to common stockholders because including them would have been antidilutive (outstanding):

	Fiscal Year Ended January 31,
	2024	2025
Liability-classified common stock warrant	60,000	60,000
Series G Warrant	251,750	251,750
Dual-trigger RSUs	22,177,257	31,308,443
SAFEs	Various	Various
16.Financial Instruments with Off-Balance Sheet Credit Risk
As a securities broker, the Company executes transactions with and on behalf of clients. The Company clears these transactions with its clearing firm on an omnibus basis.
In the normal course of business, the Company’s client activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its

WEALTHFRONT CORPORATION
Notes to Consolidated Financial Statements
clients. These activities may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the client’s obligation. The Company seeks to control off-balance sheet credit risk by monitoring its client transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.
17.Related Party Transactions
Related party transactions may include any transaction between the Company and entities under common control or with a related party. The Company has defined related parties as members of the board of directors, executive officers, existing investors holding 10% or more of the Company’s outstanding stock, principal owners of the Company’s outstanding stock and any immediate family members of each related party, as well as any other person or entity with significant influence over the management or operations of the Company.
During the fiscal year ended January 31, 2024, Apeksha Garga, the spouse of the Company’s Chief Executive Officer, was employed by the Company in a non-executive officer role. During the fiscal year ended January 31, 2024, Ms. Garga received a base salary, equity compensation, and bonus payment in connection with her employment by the Company in a non-executive officer role that were immaterial to the Company’s consolidated financial statements.
In July 2024, in connection with the acquisition of Unified National Mortgage LLC (renamed Wealthfront Home Lending, LLC), the Company entered into a series of agreements with the Company’s Chief Executive Officer, Wealthfront Home Lending, and Wealthfront Holdings LLC, the purchasing entity. Through related management and financing agreements, the Company directs the significant activities of Wealthfront Home Lending and absorbs all associated benefits and losses. As of and during the fiscal year ended January 31, 2025, the assets, liabilities and activities of Wealthfront Home Lending and Wealthfront Holdings were immaterial to the Company’s consolidated financial statements.
18.Subsequent Events
The Company has evaluated subsequent events from the consolidated balance sheets date through June 18, 2025, the issuance date of the consolidated financial statements.
There have been no other material subsequent events other than previously disclosed that occurred during such period that would require disclosure or would be required to be recognized in the consolidated financial statements as of January 31, 2025.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with the sale of common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the listing fee:

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$
______________
*To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the DGCL, the Registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:
•any breach of the director’s or officers’ duty of loyalty to the Registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases);
•any transaction from which the director or officer derived an improper personal benefit; and
•with respect to officers, any action by or in the right of the corporation.
As permitted by the DGCL, the Registrant’s restated bylaws to be effective upon the completion of this offering, provide that:
•the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
•the rights conferred in the restated bylaws are not exclusive.
Prior to the completion of this offering, the Registrant intends to enter into indemnification agreements with each of its then-current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in its restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the directors and executive officers for liabilities arising under the Securities Act.
The Registrant currently carries liability insurance for its directors and officers.
Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s board of directors.
In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
Since August 21, 2022, the Registrant has issued and sold the following securities:
•In December 2024, the Registrant sold an aggregate of 1,929,731 shares of its common stock to two accredited investors at a purchase price of $11.76 per share for an aggregate purchase price of approximately $22.7 million.
•The Registrant issued (i) 1,907,240 shares of its common stock upon exercise of previously issued stock options under its 2017 Equity Incentive Plan (as amended, the “2017 Plan”) at exercise prices ranging from $1.16 to $2.91 per share and (ii) 5,116,118 shares of its common stock upon exercise of previously issued stock options under its 2008 Equity Incentive Plan at exercise prices ranging from $0.33 to $2.67 per share.
•The Registrant granted to its directors, officers, employees, consultants and other service providers an aggregate of 37,243,052 RSUs to be settled in shares of its common stock under its 2017 Plan.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1**	Restated Certificate of Incorporation of Wealthfront Corporation, as amended and currently in effect.
3.2*	Form of Restated Certificate of Incorporation of Wealthfront Corporation, to be in effect immediately prior to the completion of this offering.
3.3**	Amended and Restated Bylaws of Wealthfront Corporation, as currently in effect.
3.4*	Form of Restated Bylaws of Wealthfront Corporation, to be in effect immediately prior to the completion of this offering.
4.1*	Form of Common Stock certificate of Wealthfront Corporation.
4.2**	Amended and Restated Investors’ Rights Agreement among Wealthfront Corporation and certain holders of its capital stock and warrants to purchase shares of its capital stock, dated September 22, 2022.
4.3**	Plain English Warrant Agreement between Wealthfront Corporation and TriplePoint Capital LLC, dated April 22, 2016.
4.4**	Form of 2019 Warrant to Purchase Common Stock.
4.5**	Form of 2020 Warrant to Purchase Common Stock.
4.6**	Form of 2021 Warrant to Purchase Common Stock.
5.1*	Opinion of Fenwick & West LLP.
10.1*+	Form of Indemnification Agreement between Wealthfront Corporation and each of its directors and executive officers.
10.2**+	Wealthfront Corporation 2008 Equity Incentive Plan and related form agreements.
10.3**+	Wealthfront Corporation 2017 Equity Incentive Plan and related form agreements.
10.4*+	Wealthfront Corporation 2025 Equity Incentive Plan and related form agreements.
10.5*+	Wealthfront Corporation 2025 Employee Stock Purchase Plan and related form agreements.
10.6*+	Confirmatory Offer Letter between David Fortunato and Wealthfront Corporation, dated .
10.7*+	Confirmatory Offer Letter between Kal Iyer and Wealthfront Corporation, dated .
10.8*+	Confirmatory Offer Letter between Julien Wetterwald and Wealthfront Corporation, dated .
10.9*	Form of Change of Control and Severance Agreement between Wealthfront Corporation and each of its named executive officers.
10.10**†	Sublease, between Palantir Technologies Inc. and Wealthfront Corporation, dated October 12, 2018.
10.11**†	Credit Agreement between Wealthfront Corporation, as borrower, and Wells Fargo Bank, National Association, as lender, dated October 31, 2024.
21.1**	List of Subsidiaries of Wealthfront Corporation.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).
99.1**	Consent of Oxford Economics USA, Inc.
107*	Filing Fee Table.
______________
*To be filed by amendment.
**Previously filed.

+Indicates management contract or compensatory plan.
†Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, and we agree to furnish supplementally to the SEC a copy of any omitted schedules or exhibits upon request.
(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on the          day of               , 2025.

WEALTHFRONT CORPORATION

By:
David Fortunato
Chief Executive Officer and President
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Fortunato and Alan Imberman, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, President, and Director (Principal Executive Officer)	, 2025
David Fortunato

	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2025
Alan Imberman

	Director	, 2025
Andrew S. Rachleff

	Director	, 2025
Jaleh Bisharat

	Director	, 2025
Kenneth A. Goldman

	Director	, 2025
Jason Kilar

	Director	, 2025
Michelangelo Volpi

	Director	, 2025
Michelle Wilson